As filed with the Securities and Exchange Commission on August 31, 2020.

Registration No. 333-248251

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Sumo Logic, Inc.

(Exact name of registrant as specified in its charter)

Delaware	7372	27-2234444
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Sumo Logic, Inc.

305 Main Street

Redwood City, California 94063

(650) 810-8700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ramin Sayar

President and Chief Executive Officer

Sumo Logic, Inc.

305 Main Street

Redwood City, California 94063

(650) 810-8700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Katharine A. Martin Rezwan D. Pavri Lianna C. Whittleton Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Katherine Haar Sumo Logic, Inc. 305 Main Street Redwood City, California 94063 (650) 810-8700	Alan F. Denenberg Stephen Salmon Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, California 94025 (650) 752-2000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common stock, par value $0.0001 per share	$100,000,000	$12,980

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase solely to cover over-allotments, if any.
(3)	Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant will file a further amendment which specifically states that this registration statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement will become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued                     , 2020

                     Shares

Common Stock

Sumo Logic, Inc. is offering                      shares of its common stock. This is an initial public offering and no public market currently exists for our shares. It is currently estimated that the initial public offering price per share will be between $                     and $                    .

We have applied to list the common stock on the Nasdaq Global Select Market under the symbol “SUMO”.

We are an “emerging growth company” as that term is defined under the federal securities laws and, as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings.

Investing in our common stock involves risks. See the section titled “Risk Factors” beginning on page 17 to read about factors you should consider before buying shares of our common stock.

PRICE $                     A SHARE

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Sumo Logic
Per Share	$	$	$
Total	$	$	$

(1)	See the section titled “Underwriters” for a description of the compensation payable to the underwriters.

At our request, the underwriters have reserved up to                     % of the shares offered by this prospectus for sale at the initial public offering price through a directed share program. See the section titled “Underwriters—Directed Share Program” for additional information.

We have granted the underwriters the right to purchase up to                      additional shares of our common stock to cover over-allotments.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares against payment in New York, New York, on or about                     , 2020.

MORGAN STANLEY	J.P. MORGAN	RBC CAPITAL MARKETS	JEFFERIES

WILLIAM BLAIR	COWEN	PIPER SANDLER	BTIG

Prospectus dated                     , 2020

Digital businesses compete in the Intelligence Economy Five requirements of digital business success Modern application Multi-cloud Continuous Continuous Data-driven architectures adoption security collaboration intelligence Digital transformation and data growth increase complexity, driving intelligence gaps Closing the gaps requires a new category of software, Continuous Intelligence Win in the Intelligence Economy with Sumo Logic Continuous Intelligence PlatformTM

Transforming complexity into continuous intelligence...
All data – unstructured, structured, and semi-structured
Containers
Analytics
Security
Apps & Services
Social
Servers
Microservices
IoT
Metrics
Events
Logs
Traces
Collect & Centralize
Predict & Optimize
Monitor & Visualize
sumo logic
ML/AI
Search & Investigate
Alert & Notify
Developers
IT Operations
Security
Support
Business
...to deliver real-time analytics and insights for all.

Transforming complexity into continuous intelligence. Collect & Centralize Predict & Monitor & Optimize Visualize Search & Alert & Investigate Notify .to deliver real-time analytics and insights for all.

Sumo Logic service usage* 873 Petabytes Average data scanned per day 1.6 Quadrillion Average events scanned per day 27.1 Exabytes Total data scanned in month 49.9 Quadrillion Total events scanned in month 542 Bytes Average event size 18.6 Billion Events scanned per second *For the month of July 2020 sumo logic
Continuous Intelligence Platform™
Real-time analytics • Multiple use cases • True SaaS
Operational Intelligence
Security Intelligence
Business Intelligence
Global Intelligence
Industry insights
Community insights
Data science insights
Cloud-native Platform
All types of machine data
Multi-tenant elastic scale
Flexible licensing
Actionable insights
Machine learning & advanced analytics
Security 1st principle

Real-time analytics Multiple use cases True SaaS Operational Intelligence Security Intelligence Business Intelligence Application Status Dashboard with Logs and Metrics LIVE MODE [From Panel] Find Insights, Signals, Entities and more… Insights Signals Entities Records Investigations Content Business Overview Done Editing [From Panel] Metrics - Application Key Performance Indicators ONLINE 08_05_2020 7 days INSIGHT RADAR INSIGHT ACTIVITY Last 60 Minutes Last 60 Minutes NEW Travel Booking Status Latency by Application Component Customer Logins 05/01 6:00 PM Records Signals Insights app Logins RECORDS Signals INSIGHTS 05/08 6:00 AM INSIGHT-3663 - Insider Threat - Lateral 7.5k 20k Movement with Increased Traffic Visitors Over Time... Last 15 Minutes Visitor Platforms Last 9 Minutes hourly Bookings Last 60 Minutes Bookie... Last 60 Minutes Bookings Last 60 Minutes db Baseline 1 B 33 k 56 web 15k 73% 20% 3% 05/02 6:00 AM Multiple signals related to lateral movement with other and... 4,000 100 (ms) 5k 172.18.20.20 ency Logins 10k 2,000 Mobile flight Lat 2.5k 5k SENSOR STATUS Signal Data bots/unk 8.84k hotel 0 PC car 0 05/02 6:00 PM 10 Mac M 0 AM A AM 08:50 AM 09:00 AM 09:10 AM 09:20 AM 09:30 AM 09:40 AM 08:50 AM 09:00 AM 09:10 AM 09:20 AM 09:30 AM 09:40 AM 14 days 9:20 ONLINE DURATION 08:40 09:00 09:20 08:50 08:50 09:10 08:40 09:00 09:10 0 05/07 6:00 AM 11 26 09 System Performance Logs - Application Error Analysis Bookings by Dollar Last 60 Minutes Bookings Last 15 Minutes Payment Transactions Last 15 Minutes This Sensor appears to be fully functional. 200k 200 65.6K 1,228 150 Top 10 Servers by CPU Usage Last 60 Minutes Errors Last 60 Minutes Log Signatures Last 60 Minutes HIGH 100 server 05/03 6:00 AM SEVERITY 0 # node signature Network 2.2.9 558 M 100k 100 32.8K 614 75 server Type Version Total Records server System Errors 1 server 14 $DATE web app : Successful 3,486 REVIEW CLOSE server Login for user session 0 0 0 0 0 server 05/06 6:00 PM 08:40 AM 08:50 AM 09:00 AM 09:10 AM 09:20 AM 09:20 AM 09:22 AM 09:24 AM 09:26 AM 09:28 AM 09:30 AM 09:32 AM 09:20 AM 09:22 AM 09:24 AM 09:26 AM 09:28 AM 09:30 AM 09:32 AM 50 server 2 server 11 $DATE webapp : 3,317 758.34 GB 0 server 0 : JDBC Total Data Total Errors success_dollars failed_dollars sum_dollars booking_success booking_failed duration_ms transactions server14 Connection timeout to RDS service on server errors rds01.webapp.com TODAY server14 05/03 6:00 PM Insight Dana Torgensen User Anomalies (SUMO) with added Beasoning a comment Behavior to 08:50 AM 09:00 AM 09:10 AM 09:20 AM 09:30 AM 09:40 AM 3 server01 11 $DATE webapp : ERROR - Failed 2,867 Flights Hotels Cars 1 of 3 Looking into this item... 6 hours ago Flight Booking Locations Last 60 Minutes Hotel Booking Locations Last 60 Minutes Car Hiring Locations Last 60 Minutes Top 10 servers by Memory Usage Last 60 Minutes Errors and Exceptions by Log Reduce Signature Last 60 Minutes 05/06 6:00 AM Dana Torgensen (SUMO) added a comment to Insight User Anomalies with Beasoning Behavior 75M server01 Looking into this item... server 01 2,000 6 hours ago server 01 [$ ]”GET / 05/04 6:00 AM 238 73 486 50M server14 HTTP/1. Insight Dana Torgensen User Anomalies (SUMO) with added Beasoning a comment Behavior to 1.4k 48 388 304 9 76 2.4k 93 650 server04 java cluster . node ... 05/05 6:00 PM 64 50 7 server 05 1,000 Looking into this item... 25M server06 1/3 6 hours ago server07 05/04 6:00 PM Dana Torgensen (SUMO) added a comment to 60 9 73 server08 05/05 6:00 AM Insight User Anomalies with Beasoning Behavior 94 29 149 server09 Looking into this item... 90 178 11 24 182 283 08:50 AM 09:00 AM 09:10 AM 09:20 AM 09:30 AM 09:40 AM 0 VIEW SENSORS 6 hours ago 08:45 AM 09:00 AM 09:15 AM Global Intelligence Industry insights Community insights Data science insights Cloud-native Platform All types of Multi-tenant Flexible Actionable Machine learning & Security 1st machine data elastic scale Licensing insights advanced analytics principle

s u

m o

See business differently with continuous intelligence

s u See business differently with continuous intelligence m o

Prospectus

Through and including                     , 2020 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we nor any of the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we nor any of the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of our common stock.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside the United States.

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, the terms “Sumo Logic,” “the company,” “we,” “us,” and “our” in this prospectus refer to Sumo Logic, Inc. and its consolidated subsidiaries. Our fiscal year end is January 31, and our fiscal quarters end on April 30, July 31, October 31, and January 31. Our fiscal years ended January 31, 2018, 2019, and 2020 are referred to herein as fiscal 2018, fiscal 2019, and fiscal 2020, respectively.

SUMO LOGIC, INC.

Overview

Sumo Logic empowers organizations to close the intelligence gap.

Sumo Logic is the pioneer of Continuous Intelligence, a new category of software, which enables organizations of all sizes to address the challenges and opportunities presented by digital transformation, modern applications, and cloud computing. Our Continuous Intelligence Platform enables organizations to automate the collection, ingestion, and analysis of application, infrastructure, security, and IoT data to derive actionable insights within seconds. Continuous intelligence leverages artificial intelligence and machine learning capabilities, and is provided as a multi-tenant cloud service that allows organizations to more rapidly deliver reliable applications and digital services, protect against modern security threats, and consistently optimize their business processes in real time. This empowers employees across all lines of business, development, IT, and security teams with the data and insights needed to address the technology and collaboration challenges required for modern business. With our Continuous Intelligence Platform, executives and employees have the intelligence they require to take prescriptive action in real time—a modern business imperative.

We live in the intelligence economy. Organizations can succeed or fail based on how well they understand and respond to what is happening inside their business. Reports, surveys, or monitoring alerts provided by traditional operational and security technologies and manual processes are no longer effective. Today, businesses generate data from multiple sources—every touchpoint, customer interaction, and digital connection across an entire business and ecosystem. This represents an unprecedented volume of data that is growing at an extraordinary pace, which is, at best, difficult to digest and, at worst, an impediment to driving the speed of decision-making needed to compete in today’s dynamic marketplaces.

The risk of ignorance is monumental to a business. C-suite executives and business leaders are under increasing pressure to know exactly what is happening inside their business the moment it happens. As a result, employees across organizations are increasingly accountable for the overall health and security of their businesses at all times, and can no longer credibly hide behind gaps of intelligence. Intelligence gaps are rampant inside organizations due to multiple disparate systems, departmental silos, and an antiquated set of partial solutions that add more noise, obscuring the signal of truth that organizations seek. Organizations that cannot close the intelligence gap will not only get left behind, they will get lapped. Addressing the intelligence gap by hiring more people or working longer hours is insufficient—organizations must increase their collective intelligence.

Businesses thriving in the intelligence economy are taking a completely different approach to solving the intelligence gap, by seeking out solutions that provide real-time continuous intelligence that improves how they collectively and collaboratively build, manage, and secure their digital services. Organizations that will be successful in the digital age must be able to utilize their most important resource: their data.

Our vision is to democratize machine data, making insights from this rich source available to all. Our Continuous Intelligence Platform gives our customers insights across a wide range of use cases. We help our customers: monitor and troubleshoot their applications and their cloud and on-premise infrastructure; manage audit and compliance requirements; rapidly detect and resolve modern security threats; and extract critical key performance indicators, or KPIs, from various types of machine data to gain visibility into customer behavior, engagement, and actions. We enable our customers to derive critical value from their data with advanced analytics based on our proprietary machine learning technology that identifies and predicts anomalies in real time.

Our multi-tenant, cloud-native platform was architected by big data and security experts and has been in operation continuously for nearly a decade. Our platform is built on a modern, microservices-based application and cloud architecture, leverages security-first principles, and incorporates artificial intelligence and machine learning, or AI/ML, algorithms to deliver real-time actionable insights. We started in 2010 with the mission to provide organizations with the ability to ingest and analyze complex unstructured machine data, such as logs, events, and security data for a cloud security information and event management, or SIEM, solution. However, we always had the vision to expand our data analytics capabilities to address less complex structured machine data, such as time-series metrics from applications and infrastructure, to provide a cloud-native operational intelligence solution. In 2012, when we released our service, we discovered that developers, IT operations, and security analysts were leveraging our platform to initially ingest and analyze log and event data in order to monitor and troubleshoot their mission-critical applications, systems, and services.

Our platform scans an average of 873 petabytes of data per day and an average of 18.6 billion events per second.1 Our platform integrates and analyzes structured, semi-structured, and unstructured machine data, both historically and in real time, to provide actionable intelligence around what happened, why it happened, and how to resolve business, technology, or cybersecurity issues.

We deliberately architected and built our analytics platform to address the technology challenges and gaps in intelligence that arise from siloed development, operations, and security teams in order to enable organizations to adopt a more modern DevSecOps operating model. DevSecOps is the philosophy of integrating security practices within the DevOps process, and involves ongoing, flexible collaboration among developers, release engineers, and security teams. DevOps is a combination of practices that automates the processes between software development and operations teams in order to build, test, and deploy modern applications faster. Ultimately, it enables teams to gain more insights and intelligence in order to release software faster, optimize processes, and better deliver digital solutions to customers. We offer a suite of solutions to address the intelligence gap: Operational Intelligence, Security Intelligence, Business Intelligence, and Global Intelligence.

We address cloud-native businesses as well as traditional on-premise businesses that are seeking to build, manage, and secure modern applications as they undertake their digital transformation and cloud adoption initiatives. We serve organizations of all sizes, from large enterprises to small and mid-market businesses, regardless of their cloud, digital transformation, security analytics, or DevSecOps maturity. Representative customers include 23andMe, Alaska Airlines, Brown University, JetBlue, Land O’Lakes, LendingTree, Major League Baseball, Netflix, PagerDuty, Petco, Pitney Bowes, Qualtrics, Salesforce.com, Twilio, ULTA Beauty, and Xero. Our customer count changed from 1,626 as of January 31, 2018 to 1,900 as of January 31, 2019, to 2,137 as of January 31, 2020, and to 2,130 as of July 31, 2020.2 Customers that had annual recurring revenue, or

[1]	For the month of July 2020.
[2]	See the section titled “Business—Our Customers” for a description of how we calculate our number of customers.

ARR, greater than $100,000 or more grew from 187 as of January 31, 2018 to 234 as of January 31, 2019 to 323 as of January 31, 2020, and to 330 as of July 31, 2020.3 Customers that had ARR greater than $1 million or more grew from seven as of January 31, 2018 to 17 as of January 31, 2019 to 25 as of January 31, 2020, and to 29 as of July 31, 2020.

The power of our platform, and the benefits that it delivers to customers, has driven rapid growth in our revenue. For fiscal 2018, 2019, and 2020, our revenue was $67.8 million, $103.6 million, and $155.1 million, respectively, representing a year-over-year growth rate of 53% and 50%, respectively. For the six months ended July 31, 2019 and 2020, our revenue was $70.2 million and $96.6 million, respectively, representing a period-over-period growth rate of 38%. We generated net losses of $32.4 million, $47.8 million, $92.1 million, $29.0 million, and $35.8 million for fiscal 2018, 2019, 2020, and the six months ended July 31, 2019 and 2020, respectively, as we continued to invest in our business.

Industry Background

Nearly every business must transform into a digital business or be disrupted. Customers now expect real-time, instantaneous, always-on experiences. To meet these expectations, successful businesses need to continuously deliver updated information and improved services to their end customers, such as promotional offerings, pricing information, inventory levels, and service availability. Every business must continuously innovate.

Executives are accountable for the overall operational and financial health of the business and can no longer hide behind a gap in intelligence. This is especially true for security, as organizations must protect against breaches and reputational costs as they digitize. This accountability is not only the responsibility of executives. Employees across the organization are now expected to find ways to improve intelligence by integrating silos that exist across systems, applications, services, and processes.

Today, every company is becoming a software company by delivering more business services through modern applications, automating workflows, and leveraging data from digital signals to satisfy increasing customer expectations. To enable differentiated digital services, organizations must take a new approach to software architectures, tools, and development processes that span multiple public cloud providers while simultaneously securing their digital assets.

We believe all businesses require the following five pillars to be successful in the intelligence economy.

Modern application architectures

•	Microservices and containers make it easier to release software faster, create greater agility, and better user experience.

•	New architectures increase complexity, introduce more systems to manage, and create more signals to capture and analyze.

Multi-cloud adoption

•	Running distributed workloads in the cloud provides scalability, flexibility, and cost-efficiency.

•	Multi-cloud environments create digital sprawl and challenges in managing and securing multi-cloud environments concurrently.

[3]	See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a description of how we calculate ARR.

Continuous security

•	Building security into the fabric of every digital organization can guard against the threat against reputational damage, negative customer impact, and financial loss.

•

The perimeter-less digital world has created even more pressure and accountability for the modern security operations center, or SOC, which suffers from a lack of skilled analysts and cloud-native technologies.

Continuous collaboration

•	Real-time, consistent information allows individuals across DevSecOps teams and line of business users to communicate and collaborate in the agile digital world.

•

Organizations struggle to get a unified view of what is happening in their organizations when they are forced to use antiquated, siloed systems that only present a partial view of data and lack real-time context around what is happening broadly.

Data-driven intelligence

•	Massive amounts of data from every touchpoint, customer interaction, and digital connection provide differentiation to companies that can harness its insights.

•	Today’s businesses are overwhelmed with information they cannot digest with antiquated technologies not designed or purpose-built for the new requirements of the intelligence economy.

Not only are these five pillars becoming more critical for success, but they also introduce additional challenges for organizations that existing solutions are not equipped to address.

Traditional Solutions Have Challenges Delivering Value

Many solutions today are not equipped to adequately address the evolving complexity of modern business.

•

Manual processes. Organizations often attempt to solve the intelligence gap with a “do it yourself” set of open source tools. These tools can require lengthy set-up time, do not deliver intelligence quickly enough, and cannot scale with rapidly evolving complexity of the modern technology ecosystem.

•

On-premise solutions. On-premise solutions cannot scale to handle the volume, velocity, and variety of data ingestion required to deliver continuous intelligence. Moreover, single-tenant hosted offerings cannot elastically scale and require additional infrastructure and people to administer and maintain.

•

Point solutions. Point solutions used for monitoring, search, and reporting, and domain-specific security only capture partial data sets and do not capture complete information across data types. Further, these tools are not architected for cloud-scale and cannot deliver the capabilities modern businesses require.

•

Outdated licensing models. Tools based on traditional enterprise-wide licensing and pricing models are outdated, and often charge an effective “data tax” for increased users, access, or spikes in daily volume. These models have quickly become too expensive, rigid, and unsuitable for customers shifting to digital and cloud initiatives.

The Need for Continuous Intelligence

Organizational complexity is increasing, while organizational insights are decreasing. The result is the intelligence gap, where organizations can no longer understand what is happening inside their businesses.

The consequences of the intelligence gap include:

•	Inability to innovate and compete in today’s dynamic intelligence economy;

•	Inability to proactively manage business risk and security threats; and

•	Inability to empower talent and maximize workforce productivity.

Continuous intelligence bridges this gap and equips executives and users across development, IT operations, security, and other lines of business with the insights their businesses require.

Our Opportunity

We believe that as companies of all sizes and across all industries increase the amount of business they conduct digitally, they will continue to invest in solutions that help address the intelligence gap. Our platform is employed across a broad range of use cases to address this gap. Based on data from International Data Corporation, or IDC, Sumo Logic estimates its total addressable market opportunity to be approximately $55.1 billion. We calculated this estimate by aggregating 2020 projected revenue by organizations in the following IDC software categories: advanced and predictive analytics software; AI software platforms; content analytics and search software; end-user query, reporting, and analysis software; software change and configuration management; security analytics, intelligence, response, and orchestration; and IT operations management (ITOM) software, across on-premise and cloud environments.4 We believe that our platform currently addresses a significant portion of this market, and we intend to further expand our offerings to capture more of this market in the future.

Separately, we have calculated our total addressable market opportunity as approximately $49.3 billion. To arrive at this figure, we conducted a detailed process. First, we identified the total number of global companies broken down by size, which we determined by referencing independent industry data from the S&P Global Capital IQ database.5 We then segmented these companies into large enterprise, enterprise, and commercial categories based on revenue, and for commercial, a minimum number of employees. We then leveraged internal company data on current customer type and spend on our products and services to calculate average ARR for each category. Finally, we multiplied the average ARR by the number of companies within each category to determine our total addressable market opportunity.6

We define large enterprises as companies with revenue greater or equal to $1.5 billion in the last twelve months, enterprises as companies with revenue between $500 million and $1.5 billion, and commercial customers as companies with revenue between $100 million and $500 million and with greater than 250 employees.

For large enterprise customers, we applied the average ARR of our top 25 customers, which we believe represents the average spend of customers that have achieved widespread adoption of our platform across their

[4]	IDC, Semiannual Software Tracker, 2019 H1 Forecast Release, November 14, 2019; see the section titled “Industry, Market, and Other Data” for additional information.
[5]	S&P Global Capital IQ database; see the section titled “Industry, Market, and Other Data” for additional information.
[6]	See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a description of how we calculate ARR.

organizations based on their size and use of cloud-based technology. For enterprise customers, we averaged the ARR across our top 26th to 250th customers, which we believe represents the average spend of substantial customers that have achieved moderate to high adoption of our platform, often across multiple use cases. Finally, for commercial customers, we averaged the ARR across our top 251st to 500th customers, which we believe represents the average spend of customers with more limited adoption of our platform among smaller businesses.

Our Solution

We unlock the power of data with advanced analytics based on our proprietary machine learning technology to identify and predict anomalies in real time, separating the signal from the noise, and allowing users to get continuous insights, even when they do not know what questions to ask.

We deliver analytics and insights across a wide range of use cases for a diverse user base of technical and non-technical individuals, from practitioners to executives. Our Continuous Intelligence Platform features user-friendly out-of-the-box or easily customized and personalized dashboards for a variety of purposes, and allows users to derive further insights and intelligence from integrations with domain-specific data science tools and technologies.

Our customers leverage our Continuous Intelligence Platform for four main solution areas:

•

Operational Intelligence. We enable users to rapidly understand the root cause of poor performance in their application stack and quickly troubleshoot, resulting in faster deployment, reduced downtime, and enhanced customer experience.

•

Security Intelligence. Our cloud-native analytics capabilities can detect real-time threats and incidents, and provide indicators of compromise that enable analysts to accelerate investigations across their multi-cloud environments.

•	Business Intelligence. Our solution extracts valuable business, service, and other critical KPIs from existing data to predict and analyze customer behavior, engagement, and actions.

•

Global Intelligence. Given the vast volume of data we ingest and maintain, we provide a unique operational and security benchmarking service that leverages machine learning to uncover global KPIs and key risk indicators, or KRIs, allowing organizations to measure their performance, value, and risks against the broader Sumo Logic global community.

Our Continuous Intelligence Platform is designed to collect and centralize data from a multitude of data sources by integrating seamlessly with other platforms and solutions. Our Continuous Intelligence Platform was architected to support massive scale, optimizing data ingestion, and processing, while providing powerful analytics. Our platform ingests and analyzes the machine data generated by applications, infrastructure, and microservices from cloud and on-premise environments, enabling actionable insights.

Benefits of Our Solution

•

Ingest all types of machine data, in real time. Our platform collects data and derives insights about KPIs, KRIs, and service level indicators, or SLIs, from logs, events, metrics, metadata, traces, and other telemetry generated by machines. Customers can easily collect these disparate data sources from various technologies regardless of where they are deployed.

•

Predictive and proactive insights. Our proprietary advanced analytics algorithms enable a proactive and predictive approach to deriving intelligence from applications and infrastructure and responding to opportunities, instead of reacting to historical events.

•

Accessible to everyone in an organization. Users can perform analysis and share results across teams, create dashboards to visualize insights, set alerts to notify teams of events, configure access to deliver information to appropriate audiences, and integrate with the full enterprise ecosystem of tools and business applications that need the data and intelligence generated by our platform.

•

Multi-tenant cloud architecture. We leverage cloud, multi-tenancy, microservices, autoscaling, and deployment automation to create an efficient and resilient platform. Our platform eliminates the need for costly and slow upgrades, management overhead, and scaling issues, as well as reduces security challenges.

•

Security delivered by design. Our architecture employs end-to-end encryption both in transit and at rest, security at every layer of the application, and a zero-trust execution model. Our security policies, procedures, and controls are routinely audited and attested by third parties for compliance, certification, or adherence to industry security standards and regulations, such as CSA-Star, FedRAMP In Process, HIPAA, ISO 27001, PCI/DSS Provider Level 1, and SOC 2 Type 2.

Competitive Strengths

•

We efficiently service and support a broad customer base. Our platform serves businesses at any stage of digital transformation through an easy-to-use interface that includes visualizations, dashboards, and alerting capabilities. We have a simple onboarding process, allowing customers to quickly realize the benefits of Sumo Logic without costly and lengthy implementation.

•	We address a broad range of use cases. Our Continuous Intelligence Platform can address a broad range of use cases, from operational intelligence to security intelligence to business intelligence.

•

Our flexible subscription packages are built for scale and value. We offer flexible, multi-tiered subscription packages for access to our platform, which encourage customers to expand their adoption by providing the flexibility to ingest and analyze large volumes of data and the ability to access a broad suite of platform features without incurring overage fees.

•

Powerful network effects drive adoption and platform value. Our business benefits from the investments we have made to drive powerful network effects, which further increase adoption, accelerate the value of our platform to our customers as we grow, and provide a sustainable competitive advantage.

•	Customer adoption flywheel. Customers typically adopt Sumo Logic with an initial use case or single project and expand across teams and use cases, creating a powerful flywheel effect.

•

Global intelligence flywheel. Our Continuous Intelligence Platform provides unique insights into our customers’ application architectures, processes, and the tools they use to build, run, and secure modern applications and infrastructures. This benchmarking allows us to offer deeper insights to our customers and accelerate the development of our platform, driving increased adoption.

•	Effective go-to-market model. Our go-to-market model is designed to effectively land customers, and expand their use of our platform over time.

Our Growth Strategies

•

Grow our customer base. We are focused on growing our customer base by expanding our sales and marketing efforts across the markets we serve. We are also increasing our efforts internationally to expand our market presence.

•

Expand within our customer base. We plan to grow our relationships with existing customers by making it easier and more cost-effective to increase the data they ingest, store, and utilize in our platform.

•	Continue to enhance and innovate our offerings. We will continue to invest in research and development to enhance our technological innovation and support new service offerings.

•

Deepen our sales channels and technology partnerships. We have developed a strong ecosystem of partners, including independent software vendors, distributors, resellers, managed service providers, and managed security service providers, to help us expand in existing markets.

Risk Factors Summary

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. These risks include, but are not limited to, the following:

•	Our revenue growth rate and financial performance in recent periods may not be indicative of future performance, and we expect our revenue growth rate to decline compared to prior fiscal years;

•	We have a history of net losses and we may not be able to achieve or maintain profitability in the future;

•	We face intense competition and could face pricing pressure from, and lose market share to, our competitors, which would adversely affect our business, financial condition, and results of operations;

•	The markets for our offerings are evolving, and our future success depends on the growth of these markets and our ability to adapt, keep pace, and respond effectively to evolving markets;

•

We may fail to cost-effectively acquire new customers or obtain renewals, upgrades, or expansions from our existing customers, which would adversely affect our business, financial condition, and results of operations;

•	Changes to our packaging and licensing models could adversely affect our ability to attract or retain customers;

•	Our results of operations vary and are unpredictable from period to period, which could cause the market price of our common stock to decline;

•	The recent global COVID-19 pandemic has harmed and could continue to harm our business and results of operations;

•	Our sales cycle can be long and unpredictable, and our sales efforts require considerable time and expense;

•	The loss of, or a significant reduction in use of our platform by, our largest customers would result in lower revenue and harm our results of operations;

•

Any actual or perceived security or privacy breach could interrupt our operations, harm our reputation and brand, result in financial exposure, and lead to loss of user confidence in us or decreased use of our platform, any of which could adversely affect our business, financial condition, and results of operations; and

•

Upon completion of this offering, our executive officers, directors, and holders of 5% or more of our common stock will collectively beneficially own approximately                     % of the outstanding shares of our common stock and continue to have substantial control over us, which will limit your ability to influence the outcome of important transactions, including a change in control.

Channels for Disclosure of Information

Investors, the media, and others should note that, following the completion of this offering, we intend to announce material information to the public through filings with the Securities and Exchange Commission, or the SEC, the investor relations page on our website, press releases, our Twitter account (@SumoLogic), our Facebook page, our LinkedIn page, public conference calls, and webcasts.

The information disclosed by the foregoing channels could be deemed to be material information. As such, we encourage investors, the media, and others to follow the channels listed above and to review the information disclosed through such channels.

Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.

Corporate Information

We were incorporated in Delaware in 2010. Our principal executive offices are located at 305 Main Street, Redwood City, California 94063, and our telephone number is (650) 810-8700. Our website address is www.sumologic.com. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus and inclusions of our website address in this prospectus are inactive textual references only. You should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our common stock.

Sumo Logic, our logo, and our other registered or common law trademarks, service marks, or trade names appearing in this prospectus are the property of Sumo Logic, Inc. Other trademarks and trade names referred to in this prospectus are the property of their respective owners.

JOBS Act

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. We may take advantage of these exemptions for so long as we are an emerging growth company, which could be as long as five full fiscal years following the completion of this offering. In addition, the JOBS Act provides that an “emerging growth company” can delay adopting new or revised accounting standards until those standards apply to private companies. We have elected to use the extended transition period under the JOBS Act. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.

THE OFFERING

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Underwriters’ over-allotment option	shares

Use of proceeds

We estimate that the net proceeds from the sale of shares of our common stock in this offering will be approximately $                     (or approximately $                     if the underwriters’ over-allotment option is exercised in full), based upon the assumed initial public offering price of $                     per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock, and enable access to the public equity markets for us and our stockholders. We intend to use the net proceeds from this offering for general corporate purposes, including working capital, operating expenses, and capital expenditures. Additionally, we may use a portion of the net proceeds to acquire or invest in businesses, products, services, or technologies. However, we do not have agreements or commitments for any material acquisitions or investments at this time.[7]

Concentration of ownership

Upon completion of this offering, our executive officers, directors, and holders of 5% or more of our common stock will beneficially own, in the aggregate, approximately                     % of the outstanding shares of our common stock.

Directed share program

At our request, the underwriters have reserved up to                     % of shares offered by this prospectus for sale at the initial public offering price through a directed share program. The sales will be administered by Morgan Stanley & Co. LLC, an underwriter in this offering. We do not know if these parties will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of common stock.[8]

Proposed Nasdaq trading symbol	“SUMO”

[7]	See the section titled “Use of Proceeds” for additional information.
[8]	See the section titled “Underwriters—Directed Share Program” for additional information.

The number of shares of our common stock that will be outstanding after this offering is based on 83,889,892 shares of our common stock outstanding as of July 31, 2020, and reflects:

•

63,761,950 shares of redeemable convertible preferred stock that will automatically convert into 63,761,950 shares of common stock in connection with this offering pursuant to the terms of our restated certificate of incorporation, or the Capital Stock Conversion; and

•	20,127,942 shares of common stock outstanding.

The shares of our common stock outstanding as of July 31, 2020 exclude the following:

•

13,708 shares of our Series E redeemable convertible preferred stock issuable upon the exercise of a warrant outstanding as of July 31, 2020, with an exercise price of $7.00485 per share, which would result in the issuance of 13,708 shares of our common stock in connection with the Capital Stock Conversion and this offering;

•

8,038 shares of our Series F redeemable convertible preferred stock issuable upon the exercise of a warrant outstanding as of July 31, 2020, with an exercise price of $8.07738 per share, which would result in the issuance of 8,038 shares of our common stock in connection with the Capital Stock Conversion and this offering;

•

10,530 shares of our Series G redeemable convertible preferred stock issuable upon the exercise of a warrant outstanding as of July 31, 2020, with an exercise price of $11.0153 per share, which would result in the issuance of 10,530 shares of our common stock in connection with the Capital Stock Conversion and this offering;

•	32,580 shares of our common stock to be issued in connection with our acquisitions of privately-held companies;

•

175,061 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of July 31, 2020, which were assumed in connection with our acquisition of Jask Labs Inc., or Jask Labs, with a weighted-average exercise price of $9.93 per share;

•

26,728,382 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of July 31, 2020, with a weighted-average exercise price of $4.11 per share;

•	2,909,167 shares of our common stock subject to restricted stock units, or RSUs, outstanding as of July 31, 2020;

•

1,500 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock granted after July 31, 2020, with a weighted-average exercise price of $12.11683 per share;

•	309,300 shares of our common stock subject to RSUs to be granted after July 31, 2020; and

•	15,377,686 shares of our common stock reserved for future issuance under our equity compensation plans, consisting of:

•	10,000,000 shares of our common stock to be reserved for future issuance under our 2020 Equity Incentive Plan, or our 2020 Plan, which will become effective prior to the completion of this offering;

•

3,377,686 shares of our common stock reserved for future issuance under our 2010 Stock Plan, or our 2010 Plan, which number of shares will be added to the shares of our common stock to be reserved for future issuance under our 2020 Plan upon its effectiveness, at which time we will cease granting awards under our 2010 Plan; and

•	2,000,000 shares of our common stock to be reserved for future issuance under our 2020 Employee Stock Purchase Plan, or our ESPP, which will become effective prior to the completion of this offering.

Our 2020 Plan and ESPP each provide for annual automatic increases in the number of shares reserved thereunder and our 2020 Plan also provides for increases to the number of shares that may be granted thereunder based on shares under our 2010 Plan that expire, are forfeited, or otherwise repurchased by us, as more fully described in the section titled “Executive Compensation—Employee Benefit and Stock Plans.”

Except as otherwise indicated, all information in this prospectus assumes:

•	the Capital Stock Conversion will occur in connection with this offering;

•

the filing and effectiveness of our amended and restated certificate of incorporation in Delaware and the effectiveness of our amended and restated bylaws, will each occur immediately prior to the completion of this offering;

•	no exercise of outstanding stock options and warrants or settlement of outstanding RSUs subsequent to July 31, 2020; and

•	no exercise by the underwriters of their over-allotment option.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables summarize our historical consolidated financial and other data. We have derived the summary consolidated statements of operations data for the years ended January 31, 2018, 2019, and 2020 from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statements of operations data for the six months ended July 31, 2019 and 2020 and the consolidated balance sheet data as of July 31, 2020 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited interim consolidated financial statements on the same basis as the audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments that, in our opinion, are necessary to state fairly the financial information set forth in those statements. The summary consolidated financial data in this section are not intended to replace our consolidated financial statements and related notes. Our historical results are not necessarily indicative of the results that may be expected in the future, and our results for the six months ended July 31, 2020 are not necessarily indicative of results to be expected for the full year or any other period. The following summary consolidated financial and other data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. The last day of our fiscal year is January 31. Our fiscal quarters end on April 30, July 31, October 31, and January 31.

Consolidated Statements of Operations Data

	Year Ended January 31,			Six Months Ended July 31,
	2018	2019	2020	2019	2020
	(in thousands, except for per share data)
Revenue	$67,828	$103,642	$155,056	$70,232	$96,617
Cost of revenue(1)	22,438	29,010	44,498	17,939	28,539

Gross profit	45,390	74,632	110,558	52,293	68,078

Operating expenses:
Research and development(1)	25,261	36,240	52,462	21,365	33,003
Sales and marketing(1)(2)	43,082	72,218	107,239	46,486	53,630
General and administrative(1)	9,606	14,347	37,263	13,948	16,589
Impairment of capitalized internal-use software	—	—	6,689	—	—

Total operating expenses	77,949	122,805	203,653	81,799	103,222

Loss from operations	(32,559)	(48,173)	(93,095)	(29,506)	(35,144)
Interest and other income, net	568	1,096	1,982	885	73
Interest expense	(19)	(105)	(123)	(26)	(364)

Loss before provision for income taxes	(32,010)	(47,182)	(91,236)	(28,647)	(35,435)
Provision for income taxes	425	607	901	355	347

Net loss	$(32,435)	$(47,789)	$(92,137)	$(29,002)	$(35,782)

Net loss per share attributable to common stockholders, basic and diluted(3)	$(2.92)	$(3.88)	$(6.18)	$(2.13)	$(1.93)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted(3)	11,092	12,314	14,907	13,598	18,522

Pro forma net loss per share, basic and diluted (unaudited)(3)			$(1.21)		$(0.43)

Weighted-average shares used in computing pro forma net loss per share, basic and diluted (unaudited)(3)			76,234		82,284

(1)	Includes stock-based compensation expense as follows:

	Year Ended January 31,			Six Months Ended July 31,
	2018	2019	2020	2019	2020
	(in thousands)
Cost of revenue(b)	$76	$52	$179	$46	$101
Research and development(a)(b)	933	1,609	5,940	1,479	3,878
Sales and marketing(b)	970	1,856	5,791	1,906	3,116
General and administrative(b)	851	3,060	10,124	3,402	2,628

Total stock-based compensation	$2,830	$6,577	$22,034	$6,833	$9,723

(a)	See Note 11 to our consolidated financial statements included elsewhere in this prospectus for the capitalized stock-based compensation expense related to internal-use software development costs.
(b)

See Note 11 to our consolidated financial statements included elsewhere in this prospectus for the incremental stock-based compensation expense related to transfers of our common stock by our current and former employees to existing investors for amounts over the estimated fair value at the date of the transaction.

(2)

During the year ended January 31, 2020 and the six months ended July 31, 2020, we recorded sales and marketing expenses of $4.5 million and $1.5 million, respectively, for additional compensation and other costs related to the employment status of certain current and former employees. Of the aggregate $6.0 million, approximately $4.5 million is expected to be paid as part of a signed settlement agreement. For more information, see the section titled “Business—Legal Proceedings.”

(3)

See Note 14 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to compute the historical and pro forma net loss per share and the number of shares used in the computation of the per share amounts.

Consolidated Balance Sheet Data

	As of July 31, 2020
	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)(3)
	(in thousands)
Cash and cash equivalents	$98,117	$98,117	$
Working capital(4)	34,348	34,348
Total assets	233,488	233,488
Deferred revenue	82,552	82,552
Long-term debt	24,250	24,250
Redeemable convertible preferred stock	340,167	—
Additional paid-in capital	109,261	456,708
Accumulated deficit	(353,276)	(360,235)
Total stockholders’ (deficit) equity	(244,208)	96,286

(1)

The pro forma column in the consolidated balance sheet data table above reflects (a) the Capital Stock Conversion, as if such conversion had occurred on July 31, 2020, (b) the automatic conversion of outstanding warrants to purchase up to 32,276 shares of our redeemable convertible preferred stock into warrants to purchase up to 32,276 shares of our common stock and the resulting reclassification of the redeemable convertible preferred stock warrant liability to additional paid-in capital, (c) stock-based compensation expense of $7.0 million associated with RSUs subject to service-based and performance-based vesting conditions, which we will recognize upon the completion of this offering, reflected as an increase in additional paid-in-capital and accumulated deficit, as further described in Note 2 to our consolidated financial statements included elsewhere in this prospectus, and (d) the filing and effectiveness of our amended and restated certificate of incorporation in Delaware that will become effective immediately prior to the completion of this offering.

(2)

The pro forma as adjusted column in the balance sheet data table above gives effect to (a) the pro forma adjustments set forth above and (b) the sale and issuance by us of shares of our common stock in this offering, based upon the assumed initial public offering price of $                     per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)

Each $1.00 increase or decrease in the assumed initial public offering price of $                     per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease the amount of our pro forma as

adjusted cash and cash equivalents, working capital, total assets, and total stockholders’ equity by $                     million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions payable by us. An increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, the amount of our pro forma as adjusted cash and cash equivalents, working capital, total assets, and total stockholders’ equity by $                     million, assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions payable by us.

(4)	Working capital is defined as current assets less current liabilities.

Non-GAAP Financial Measures9

In addition to our financial information presented in accordance with GAAP, we believe the following non-GAAP financial measures are useful to investors in evaluating our operating performance. We use the following non-GAAP financial measures, collectively, to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that non-GAAP financial measures, when taken together with the corresponding GAAP financial measures, may be helpful to investors because they provide consistency and comparability with past financial performance and meaningful supplemental information regarding our performance by excluding certain items that may not be indicative of our business, results of operations, or outlook. The non-GAAP financial measures are presented for supplemental informational purposes only, have limitations as analytical tools, and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP and may be different from similarly-titled non-GAAP financial measures used by other companies. In addition, other companies, including companies in our industry, may calculate similarly-titled non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures, and not to rely on any single financial measure to evaluate our business.

Non-GAAP Gross Profit and Non-GAAP Gross Margin

We define non-GAAP gross profit and non-GAAP gross margin as gross profit and gross margin, respectively, excluding stock-based compensation expense recorded to cost of revenue and amortization of acquired intangible assets. We use non-GAAP gross profit and non-GAAP gross margin in conjunction with GAAP financial measures as part of our overall assessment of our performance, including the preparation of our annual operating budget and quarterly forecasts, to evaluate the effectiveness of our business strategies, and to communicate with our board of directors concerning our financial performance.

	Year Ended January 31,			Six Months Ended July 31,
	2018	2019	2020	2019	2020
	(dollars in thousands)
Gross profit	$45,390	$74,632	$110,558	$52,293	$68,078
Non-GAAP gross profit	45,558	75,001	113,306	52,559	71,590
Gross margin	67%	72%	71%	74%	70%
Non-GAAP gross margin	67%	72%	73%	75%	74%

Non-GAAP Operating Loss and Non-GAAP Operating Margin

We define non-GAAP operating loss and non-GAAP operating margin as loss from operations and operating margin, respectively, excluding stock-based compensation expense, amortization of acquired intangible

[9]

See the section titled “Reconciliation of Non-GAAP Financial Measures to Most Directly Comparable GAAP Financial Measures” for a reconciliation of each non-GAAP financial measure to the most directly comparable financial measure calculated in accordance with GAAP.

assets, acquisition-related expenses, and impairment of capitalized internal-use software. We use non-GAAP operating loss and non-GAAP operating margin in conjunction with GAAP measures as part of our overall assessment of our performance, including the preparation of our annual operating budget and quarterly forecasts, to evaluate the effectiveness of our business strategies, and to communicate with our board of directors concerning our financial performance.

	Year Ended January 31,			Six Months Ended July 31,
	2018	2019	2020	2019	2020
	(dollars in thousands)
Loss from operations	$(32,559)	$(48,173)	$(93,095)	$(29,506)	$(35,144)
Non-GAAP operating loss	(29,637)	(41,279)	(58,798)	(22,453)	(22,010)
Operating margin	(48)%	(46)%	(60)%	(42)%	(36)%
Non-GAAP operating margin	(44)%	(40)%	(38)%	(32)%	(23)%

Free Cash Flow

We define free cash flow as cash used in operating activities less purchases of property and equipment and capitalized internal-use software. We believe free cash flow is a useful indicator of liquidity that provides our management, board of directors, and investors with information about our future ability to generate or use cash to enhance the strength of our balance sheet and further invest in our business and pursue potential strategic initiatives.

	Year Ended January 31,			Six Months Ended July 31,
	2018	2019	2020	2019	2020
	(in thousands)
Cash used in operating activities	$(6,528)	$(22,127)	$(48,569)	$(15,542)	$(27,906)
Cash used in investing activities	(2,959)	(1,544)	(23,385)	(5,222)	(1,149)
Cash provided by financing activities	74,986	1,654	108,135	108,501	25,717
Free cash flow	(8,137)	(23,671)	(56,225)	(19,834)	(29,055)

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, before making a decision to invest in our common stock. Our business, financial condition, results of operations, or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material. If any of the risks actually occur, our business, financial condition, results of operations, and prospects could be adversely affected. In that event, the market price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business and Industry

Our revenue growth rate and financial performance in recent periods may not be indicative of future performance, and we expect our revenue growth rate to decline compared to prior fiscal years.

We have experienced rapid revenue growth in recent periods, with revenue of $67.8 million, $103.6 million, $155.1 million, $70.2 million, and $96.6 million for fiscal 2018, 2019, 2020, and the six months ended July 31, 2019 and 2020, respectively. You should not rely on our revenue for any previous quarterly or annual period as any indication of our revenue or revenue growth in future periods. As we grow our business, we expect our revenue growth rates to decline compared to prior fiscal years due to a number of reasons, which may include more challenging comparisons to prior periods as our revenue grows, slowing demand for our platform, increasing competition, a decrease in the growth of our overall market or market saturation, and our failure to capitalize on growth opportunities. In addition, our growth rates are likely to experience increased volatility, and are likely to decline, due to global societal and economic disruption as a result of the COVID-19 pandemic.

We have a history of net losses and we may not be able to achieve or maintain profitability in the future.

We have incurred net losses since our inception, and we expect to continue to incur net losses in the near future. We incurred net losses of $32.4 million, $47.8 million, $92.1 million, $29.0 million, and $35.8 million for fiscal 2018, 2019, and 2020, and the six months ended July 31, 2019 and 2020, respectively. As of July 31, 2020, we had an accumulated deficit of $353.3 million. Because the market for our platform is rapidly evolving, it is difficult for us to predict our future results of operations. We expect our operating expenses to increase significantly over the next several years, as we continue to hire additional personnel, particularly in sales and marketing and research and development, expand our operations and infrastructure, both domestically and internationally, and continue to develop our platform features. These efforts may be more costly than we expect and may not result in increased revenue or growth in our business. In addition to the expected costs to grow our business, we also expect to incur significant additional legal, accounting, and other expenses as a newly public company. If we fail to increase our revenue to sufficiently offset the increases in our operating expenses, we will not be able to achieve or maintain profitability in the future.

We face intense competition and could face pricing pressure from, and lose market share to, our competitors, which would adversely affect our business, financial condition, and results of operations.

The markets in which we operate are competitive and characterized by rapid changes in technology, customer requirements, and industry standards, and frequent introductions of improvements to existing offerings. Our business model of delivering continuous intelligence through the cloud is still relatively new and has only recently gained market traction. Moreover, many established businesses are aggressively competing against us and have offerings that have functionalities similar to those of our platform. We expect competition to increase as other established and emerging companies enter this market, as customer requirements evolve, and as new offerings and technologies are introduced. If we are unable to anticipate or effectively react to these competitive challenges, our competitive position would weaken, and our business, financial condition, and results of operations would be adversely affected.

Our competitors and potential competitors include providers of tools such as analytics, enterprise and open source search, SIEM, monitoring, and other software offerings that customers may perceive as substitutes for our platform. Our primary competitors include Splunk and Elastic. Other competitors include Datadog, cloud infrastructure providers such as Amazon Web Services, Microsoft Azure, or Azure, Google Cloud Platform, or GCP, and various private companies.

Many of our existing competitors have, and some of our potential competitors could have, substantial competitive advantages, such as:

•	greater name recognition, longer operating histories, and larger customer bases;

•	larger sales and marketing budgets and resources;

•	broader distribution and established relationships with channel partners and customers;

•	greater customer support resources;

•	greater resources to make acquisitions and enter into strategic partnerships;

•	lower labor and research and development costs;

•	larger and more mature intellectual property rights portfolios; and

•	substantially greater financial, technical, and other resources.

Conditions in our market could change rapidly and significantly as a result of technological advancements, the emergence of new entrants into the market, partnering or acquisitions by our competitors, or continuing market consolidation. New start-up companies that innovate and competitors that are making significant investments in research and development may invent similar or superior offerings and technologies that compete with our offerings. Potential customers may also believe that substitute technologies which have similar functionality or features as our platform are sufficient, or they may believe that point solutions that address narrower segments overall are nonetheless adequate for their needs. Some of our current or potential competitors have made or could make acquisitions of businesses or establish cooperative relationships that may allow them to offer more directly competitive and comprehensive offerings than were previously offered and adapt more quickly to new technologies and customer needs.

Additionally, competition continues to increase in the markets in which we operate, and we expect competition to further increase in the future, including from new and emerging companies, which could lead to increased pricing pressures. Our competitors vary in size, and some may have substantially broader and more diverse offerings, which may allow them to leverage their relationships based on other offerings or incorporate functionality into existing offerings to gain business in a manner that discourages users from purchasing access to our platform, including through selling at zero or negative margins, offering concessions, bundling offerings, or maintaining closed technology platforms. In addition, certain customer segments and industries have been more severely impacted by the ongoing effects of the COVID-19 pandemic, such as small- and mid-market businesses and certain industries including manufacturing, transportation, travel, and retail, which may lead to increased pricing pressure, increased customer churn, or a reduced ability or willingness to replace a competitor’s offering with our platform. Any decrease in the subscriptions prices for our platform, without a corresponding decrease in costs or increase in volume, would adversely impact our gross profit. Gross profit could also be adversely affected by a shift towards lower-tiered subscription packages. If we are unable to maintain our pricing or market share due to competitive pressures or other factors, our business, financial condition, and results of operations would be adversely affected.

The markets for our offerings are evolving, and our future success depends on the growth of these markets and our ability to adapt, keep pace, and respond effectively to evolving markets.

The markets for our offerings are in a relatively early stage of development, and it is uncertain whether these markets will grow, and even if they do grow, how rapidly they will grow, how much they will grow, or whether our platform will be widely adopted. As such, any predictions or forecasts about our future growth, revenue, and expenses may not be as accurate as they would be if we had a longer operating history or operated in more predictable markets. Any expansion in our markets depends on a number of factors, including the cost, performance, and perceived value associated with our platform and the offerings of our competitors.

Our success will depend, in part, on market acceptance and the widespread adoption of our cloud-native platform as an alternative to on-premise offerings, and selection of our platform over competing cloud offerings that may have similar functionality. Cloud technologies are still evolving and we cannot predict marketplace acceptance of our platform or the development of offerings based on entirely new technologies. Many organizations have invested substantial resources into on-premise systems and may be reluctant or unwilling to migrate to our cloud-native platform. Our market is subject to rapid technological change, evolving industry standards, and changing regulations, as well as changing customer needs, requirements, and preferences. Demand for our offering is affected by a number of factors beyond our control, including the timing of development and release of new offerings by our competitors, technological change, and growth or contraction in our market generally.

We expect the proliferation of data to lead to an increase in the data analysis demands of our customers, and our platform may not be able to meet those demands or may not be chosen by users for those needs. We have in the past experienced delays in launching additional platform features or enhanced functionality because of the swiftly changing technological landscape and evolving customer demands. Particularly as a result of the broadly applicable nature of our platform, innovation across the IT infrastructure, architecture, stack components, or IT environment can all impact the adoption rates for our platform. Our success will depend, in part, on our ability to enhance our platform, including timely developing and introducing new platform features that keep pace with technological and competitive developments, expand the use cases for our platform, and respond to changing customer needs, requirements, and preferences. It is difficult to predict customer demand for our platform or for Continuous Intelligence offerings generally, the size and growth rate of this market, the success of competitive offerings, or shifts in customer preferences. If the market for Continuous Intelligence does not grow, or if we are unable to adapt, keep pace, and respond effectively to the evolution of this market, our business, financial condition, and results of operations would be adversely affected.

We may fail to cost-effectively acquire new customers or obtain renewals, upgrades, or expansions from our existing customers, which would adversely affect our business, financial condition, and results of operations.

Our continued growth depends, in part, on our ability to cost-effectively acquire new customers. Numerous factors, however, may impede our ability to add new customers, including our inability to convert new organizations into paying customers, our failure to attract, effectively train, retain, and motivate sales and marketing personnel, our failure to develop or expand relationships with channel or technology partners, our inability to convert initial adoption into ongoing utilization of our platform, and our failure to successfully deliver our platform and provide quality customer support once delivered.

Our success also depends, in part, on our customers renewing their subscriptions when existing contract terms expire, and our ability to expand our relationships with our existing customers. Our customers have no obligation to renew or upgrade their subscriptions, and in the normal course of business, some customers have elected not to renew. In addition, our customers may decide not to renew their subscriptions with a similar contract period or at the same prices or terms, or may decide to downgrade their subscriptions. For example, the impact of the COVID-19 pandemic on the current economic environment has caused, and may in the future cause, such customers to request concessions including extended payments terms or better pricing. We believe that the COVID-19 pandemic has also caused delays in renewal decisions for some of our existing customers, has reduced effectiveness of our sales and marketing efforts, and has reduced the duration of subscriptions. In addition, the COVID-19 pandemic could result in increased customer churn, a lengthening of our sales cycle with some of our potential customers, or reduced contract value with prospective or existing customers. Our customer retention or our customers’ use of our platform may decline or fluctuate as a result of a number of factors, including our customers’ satisfaction with our platform and our customer support, our packaging and licensing models, the prices, features, or perceived value of competing offerings, changes to our offerings, or general economic conditions. We will need to continue to maintain or improve our dollar-based net retention rate to support our growth, and our ability to expand our relationships with customers may require more sophisticated and costly sales efforts. If our customers’ renewals or expansions fall below expectations, and as a result our dollar-based net retention rate decreases, our business, financial condition, and results of operations would be adversely affected.

In addition, our ability to expand our relationship with our customers depends in large part on our ability to enhance and improve our platform, introduce compelling new features, and address additional use cases. The success of any new or enhanced platform features depends on several factors, including market demand for the enhanced features, timely completion and delivery, adequate quality testing, integration of our platform with existing technologies and applications, and competitive pricing. If we are unable to successfully develop new platform features, enhance our existing platform features to meet customer requirements, or otherwise gain market acceptance, our business, financial condition, and results of operations would be adversely affected. If our customers do not renew, upgrade, or expand their subscriptions, renew their subscriptions on less favorable terms, or fail to increase adoption of our platform, including tiered or premium features, our business, financial condition, and results of operations would be adversely affected.

Changes to our packaging and licensing models could adversely affect our ability to attract or retain customers.

We offer flexible, multi-tiered packaging and licensing models for our platform, including subscriptions and premium add-ons. We are continuing to iterate and optimize our packaging and licensing models as we evaluate customer preferences, needs, and use of our platform, and expect that our packaging and licensing models will continue to evolve. Many factors could significantly affect our pricing strategies, including operating costs, our competitors’ pricing and marketing strategies, customer use patterns, and general economic conditions. We may face downward pressure from our customers regarding our pricing and competitors with different pricing models may attract customers that are uncomfortable with our multi-tiered packaging and licensing models, which would cause us to lose business or modify our packaging and licensing models, both of which could adversely affect our business, financial condition, and results of operations. Changes to our packaging and licensing models may also affect our revenue recognition and other accounting policies, which may adversely affect our results of operations in any given fiscal period.

Certain of our competitors or potential competitors offer, or may in the future offer, lower-priced point solutions or a broader range of platform features. Similarly, certain competitors may use marketing strategies that enable them to attract or retain new customers at a lower cost than us. Moreover, our customers may demand substantial price discounts as part of the negotiation of subscription contracts. There can be no assurance that we will not be forced to reduce the pricing for our platform or to increase our sales and marketing and other expenses to attract and retain customers in response to competitive pressures. We have launched, and may in the future launch, new pricing strategies and initiatives, or modify existing packaging and licensing models, any of which may not ultimately be successful in attracting and retaining customers. In addition, if the features on our platform change, then we may need to revise our packaging and licensing methodologies. Any such changes to our packaging and licensing models or our ability to efficiently price our platform could adversely affect our business, financial condition, and results of operations.

Our results of operations vary and are unpredictable from period to period, which could cause the market price of our common stock to decline.

Our results of operations may fluctuate from period to period as a result of a number of factors, many of which are outside of our control and may be difficult to predict. Some of the factors that may cause our results of operations to fluctuate from period to period include:

•	market acceptance and the level of demand for our platform;

•	the quality and level of our execution of our business strategy and operating plan;

•	the effectiveness of our sales and marketing programs;

•	the length of our sales cycle, including the timing of renewals;

•	our ability to attract new customers and convert our pipeline into paying customers, particularly large enterprises;

•	our ability to retain customers and expand their adoption of our platform, particularly our largest customers;

•	our ability to successfully expand internationally and penetrate key markets;

•	technological changes and the timing and success of new or enhanced platform features by us or our competitors or any other change in the competitive landscape of our market;

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changes in deferred revenue and remaining performance obligations due to seasonality, the timing of renewals, average contract term, or the timing of software revenue recognition, all of which may impact implied growth rates;

•	changes to our packaging and licensing models, which may impact the timing and amount of revenue recognized;

•	increases in and the timing of operating expenses that we may incur to grow our operations and to remain competitive;

•	pricing pressure as a result of competition or otherwise;

•	seasonal buying patterns;

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delays in our sales cycle, decreases in sales to new customers, and reductions in upselling and cross-selling to existing customers due to the impact on global business and IT spending as a result of the COVID-19 pandemic;

•	the implementation of cost-saving activities as a result of the COVID-19 pandemic, including the effect of a hiring pause or headcount reductions;

•	the impact and costs, including those with respect to integration, related to the acquisition of businesses, talent, technologies, or intellectual property rights;

•	changes in the legislative or regulatory environment;

•	adverse litigation judgments, settlements, or other litigation-related costs; and

•	general economic conditions in either domestic or international markets, including geopolitical uncertainty and instability.

Any one or more of the factors above may result in significant fluctuations in our results of operations. We also intend to continue to invest significantly to grow our business in the near future rather than optimizing for profitability or cash flows. In addition, we generally experience seasonality in terms of when we enter into agreements with customers, and our quarterly results of operations generally fluctuate from quarter to quarter depending on customer buying habits. This seasonality is reflected to a much lesser extent, and sometimes is not immediately apparent, in revenue, due to the fact that we recognize subscription revenue ratably over the term of the subscription, which is generally one year, but can be three years or longer. We expect that seasonality will continue to affect our results of operations in the future and may reduce our ability to predict cash flow and optimize the timing of our operating expenses.

The variability of our results of operations or other operating estimates could result in our failure to meet our expectations or those of securities analysts or investors. If we fail to meet or exceed such expectations for these or any other reasons, the market price of our common stock could decline, and we could face costly lawsuits, including securities class action suits.

The recent global COVID-19 pandemic has harmed and could continue to harm our business and results of operations.

The COVID-19 pandemic and efforts to control its spread have significantly curtailed the movement of people, goods, and services worldwide, including in the geographic areas in which we conduct our business operations and from which we generate our revenue. It has also caused extreme societal, economic, and financial market volatility, resulting in business shutdowns and potentially leading to a global economic downturn. The magnitude and duration of the resulting decline in business activity cannot currently be estimated with any degree of certainty and has had several effects on our business and results of operations, including, among other things:

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negatively impacting IT spending, which has caused potential customers to delay or forgo purchases of subscriptions to our platform, and which has caused some existing customers to fail to renew subscriptions, reduce their usage, or fail to expand their usage of our platform within their organizations; and

•	restricting our sales operations and marketing efforts, and reducing the effectiveness of such efforts in some cases.

The COVID-19 pandemic may cause us to continue to experience the foregoing challenges in our business in the future and could have other effects on our business, including delaying or lengthening our sales cycle, increasing customer churn, delaying collections or resulting in an inability to collect accounts receivable, and disrupting our ability to develop new offerings and enhance existing offerings, market and sell our platform, and conduct business activities generally.

In light of the uncertain and rapidly evolving situation relating to the spread of COVID-19, we have taken precautionary measures intended to reduce the risk of the virus spreading to our employees, our customers, and the communities in which we operate, and we may take further actions as required by government entities or that we determine are in the best interests of our employees, customers, partners, and suppliers. In particular, governmental authorities have instituted shelter-in-place policies or other restrictions in many jurisdictions in which we operate, including in the San Francisco Bay Area where our headquarters are located, which policies require most of our employees to work remotely. Even once shelter-in-place policies or other governmental restrictions are lifted, we expect to take a measured and careful approach to have employees returning to offices and travel for business. These precautionary measures and policies could negatively impact employee productivity, training, and collaboration or otherwise disrupt our business operations. The extent and duration of working remotely may expose us to increased risks of security breaches or incidents. We may need to enhance the security of our platform, our data, and our internal IT infrastructure, which may require additional resources and may not be successful. Furthermore, we have taken, and expect to continue to take, a number of proactive actions to manage our operating expenses in light of the uncertainty caused by the COVID-19 pandemic, including effecting a hiring pause, implementing a reduction in executive salaries, and implementing headcount reductions across our company.

In addition, COVID-19 has disrupted and may continue to disrupt the operations of our customers and channel partners. Other disruptions or potential disruptions include restrictions on our personnel and the personnel of our partners to travel and access customers for training, delays in product development efforts, and additional government requirements or other incremental mitigation efforts that may further impact our business and results of operations. The extent to which the COVID-19 pandemic continues to impact our business and results of operations will also depend on future developments that are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the disease, the duration and spread of the outbreak, the scope of travel restrictions imposed in geographic areas in which we operate, mandatory or voluntary business closures, the impact on businesses and financial and capital markets, and the extent and effectiveness of actions taken throughout the world to contain the virus or treat its impact. An extended period of global supply chain and economic disruption as a result of the COVID-19 pandemic could have a material negative impact on our business, results of operations, and financial condition, though the full extent and duration is uncertain. To the extent the COVID-19 pandemic continues to adversely affect our business and financial results, it is likely to also have the effect of heightening many of the other risks described in this “Risk Factors” section.

Our sales cycle can be long and unpredictable, and our sales efforts require considerable time and expense.

Our quarterly results of operations fluctuate, in part, because of the resource intensive nature of our sales efforts and the length and variability of our sales cycle. The length of our sales cycle, from initial contact with our sales team to a contractual commitment from a customer, can vary substantially from customer to customer based on customer size, deal complexity, as well as whether a sale is made directly by us or through a channel partner. We recently expanded our packaging and licensing model. Our limited experience marketing and selling under this packaging and licensing model may affect the length of our sales cycle and our ability to predict the length of our sales cycle or the anticipated size of potential subscriptions. Our sales cycle can vary considerably, and may be lengthened and made more uncertain by regional or global events, such as the COVID-19 pandemic. Such events have resulted in and may continue to cause a general reduction in IT spending by our customers, which will further affect our ability to estimate not only the length of the sales cycle, but also the anticipated size of potential subscriptions. Further, our sales cycle may lengthen as we continue to focus our sales efforts on large enterprises. Further, our results of operations depend, in part, on subscription renewals from customers and increasing sales to our existing customers, which may also be reduced as a result of regional or global events. If a customer does not renew on time or as expected, it can negatively affect our revenue for a given period. It is difficult to predict exactly whether or when we will make a sale to a potential customer or if we can increase sales to our existing customers. As a result, initial sales or renewals have, in some cases, occurred in quarters subsequent to what we anticipated, or have not occurred at all. The loss or delay of one or more transactions in a quarter could impact our results of operations for that quarter and any future quarters for which revenue from that transaction is delayed.

The loss of, or a significant reduction in use of our platform by, our largest customers would result in lower revenue and harm our results of operations.

Our future success depends, in part, on establishing and maintaining successful relationships with a diverse set of customers. Our largest customers come from a variety of industries, including industries that are subject to significant fluctuations in their business, which may result in fluctuations in their use of our platform and the revenue we generate from them. Certain larger customers can also have greater variability in the revenue we generate from them because of the nature of their specific contractual arrangements or use cases with us, which could impact our results of operations, as well as ARR, dollar-based net retention rate, and other business metrics. For example, our current largest revenue customer is in the digital entertainment industry, which is characterized by significant revenue volatility and intense competition, and its business is affected by the timing of its feature releases, consumer preferences and actions by and disputes with other parties in its ecosystem. As a result, we have in the past and may in the future experience revenue variability and unpredictability from this customer from period to period as its business fluctuates. Further, certain customer industries have been more severely impacted by the ongoing effects of the COVID-19 pandemic, such as manufacturing, transportation, travel, and retail, leading to increased fluctuations in their business and their adoption of our platform. The loss of one or more large customers or a reduction in usage by any such customers would reduce our revenue and negatively impact forecasts of future growth, ARR, dollar-based net retention rate, and other business metrics. The portion of our revenue attributable to individual customers may increase in the future, which would increase our dependency on a limited number of customers for a larger portion of our revenue. If we fail to maintain relationships with existing large customers or develop relationships with new customers that generate significant revenue for us, our business, financial condition, and results of operations would be harmed.

Any actual or perceived security or privacy breach could interrupt our operations, harm our reputation and brand, result in financial exposure, and lead to loss of user confidence in us or decreased use of our platform, any of which could adversely affect our business, financial condition, and results of operations.

The use of our platform involves the collection, storage, processing, and transmission of customers’ data. In addition, we collect, process, store, and transmit our own data as part of our business operations. Our data or our customers’ data may include personal data, or confidential or proprietary information. Increasingly, threats from computer malware, ransomware, viruses, social engineering (including phishing attacks), denial of service or other attacks, employee theft or misuse, and general hacking have become more prevalent in our industry, particularly against cloud-native services and vendors of security solutions. Any of these security incidents could result in unauthorized access to, damage to, disablement or encryption of, use or misuse of, disclosure of, modification of, destruction of, or loss of our data or our customers’ data, or disrupt our ability to provide our platform. Any actual or perceived security incident could interrupt our operations, harm our reputation and brand, result in remediation and cybersecurity protection costs, result in lost revenue, lead to litigation and legal risks, increase our insurance premiums, result in any other financial exposure, lead to loss of user confidence in us or decreased use of our platform, and otherwise damage our competitiveness, business, financial condition, and results of operations.

We have taken steps to protect the data that we have access to, but our security measures or those of our third-party service providers could be insufficient and breached as a result of third-party action, employee errors, technological limitations, defects or vulnerabilities in our offerings or those of our third-party service providers, malfeasance, or otherwise. Additionally, with our employees currently working remotely due to the COVID-19 pandemic, we may be exposed to increased risks of security breaches or incidents. We may need to enhance the security of our platform, our data, and our internal IT infrastructure, which may require additional resources and may not be successful. Furthermore, because we do not control our third-party service providers and our ability to monitor their data security is limited, we cannot ensure the security measures they take will be sufficient to protect our and our customers’ data. There can be no assurance that any security measures that we or our third-party service providers have implemented will be effective against current or future security threats. We have developed systems and processes to protect the integrity, confidentiality, and security of our data and our customers’ data, but our security measures or those of our third-party service providers could fail and result in unauthorized access to, damage to, disablement or encryption of, use or misuse of, disclosure of, modification of, destruction of, or loss of such data. Further, because there are many different security breach techniques and such techniques continue to evolve and are generally not detected until after an incident has occurred, we may be unable to implement adequate preventative measures, anticipate attempted security breaches or other security incidents, or react in a timely manner. In addition, we have recently seen an increase in phishing attempts and spam emails in connection with the COVID-19 pandemic.

Any security breach or other security incident that we or our third-party service providers experience, or the perception that one has occurred, could result in a loss of customer confidence in the security of our platform, harm our reputation and brand, reduce the demand for our platform, disrupt normal business operations, require us to spend material resources to investigate or correct the breach and to prevent future security breaches and incidents, expose us to legal liabilities, including litigation, regulatory enforcement and orders, disputes, investigations, indemnity obligations, damages for contract breach, penalties for violation of applicable laws or regulations, and significant costs for remediation, any of which could adversely affect our results of operations. In addition, our remediation efforts may not be successful. We cannot ensure that any limitation of liability provisions in our customer and user agreements, contracts with third-party vendors and service providers, and other contracts for a security lapse or breach or other security incident would be enforceable or adequate or would otherwise protect us from any liabilities or damages with respect to any particular claim. These risks may increase as we continue to grow and collect, process, store, and transmit increasingly large amounts of data.

Many governments have enacted laws requiring companies to notify individuals of data security incidents or unauthorized transfers involving certain types of personal data. Accordingly, security incidents experienced by our competitors, by our customers or by us may lead to negative publicity. Further, if a security breach occurs with respect to another SaaS provider, our customers and potential customers may lose trust in the security of software delivered through the cloud generally, which could adversely impact our ability to retain existing customers or attract new ones, which could adversely affect our business, financial condition, and results of operations.

Moreover, our insurance coverage may not be adequate for liabilities incurred or cover any indemnification claims against us relating to any security incident or breach or an insurer may deny coverage of claims. In the future, we may not be able to secure insurance for such matters on commercially reasonable terms, or at all. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect our business, financial condition, and results of operations.

Real or perceived defects, errors, or vulnerabilities in our platform could harm our reputation and adversely affect our business, financial condition, and results of operations.

Our platform is complex and, despite extensive testing and quality control, has in the past and may in the future contain defects, errors, or vulnerabilities, or may not perform as contemplated. These defects, errors, or vulnerabilities could result in exposure of data, data loss, data leakage, unanticipated downtime, or other events that would result in harm to our reputation, loss of customers or revenue, refunds, order cancellations, service terminations, or lack of market acceptance of our platform. Cloud-based services often contain undetected defects, errors, or vulnerabilities when first introduced or when new versions or enhancements are released. As the use of our platform, including features that were recently developed, expands to more sensitive, secure, or mission critical uses by our customers, we may be subject to increased scrutiny, reputational risk, or liability should our platform fail to perform as contemplated in such deployments. In addition, the wide availability of open source software used in our solutions could expose us to security vulnerabilities. We have in the past and may in the future identify defects, errors, or vulnerabilities, which could inadvertently permit access to or exposure of customer data. Any such defects, errors, or vulnerabilities would require us to make corrections to our platform, which could require us to allocate significant research and development and customer support resources to address any such problems. Further, as we make acquisitions, we may encounter difficulties in integrating acquired technologies into our services and in augmenting those technologies to meet the quality standards that are consistent with our brand and reputation.

Our agreements with customers, channel partners, and other third parties may include indemnification provisions under which we agree to indemnify or otherwise be liable to them for losses suffered or incurred in connection with any such defects or errors on our platform, or other liabilities relating to or arising from our platform. Some of these indemnity agreements provide for uncapped liability for which we would be responsible, and some indemnity provisions survive termination or expiration of the applicable agreement. Large indemnity payments could harm our business, financial condition, and results of operations. Although we attempt to contractually limit our liability with respect to such indemnity obligations, we are not always successful and may still incur substantial liability related to such claims. In addition, although we carry general liability insurance, our insurance against this liability may not be adequate to cover a potential claim, and such coverage may not be available to us on acceptable terms, or at all. Any dispute with a customer or other third party with respect to such obligations could have adverse effects on our relationship with such customer or other third party, our reputation, or demand for our platform. Any of the foregoing could adversely affect our business, financial condition, and results of operations.

We rely on Amazon Web Services to deliver our platform to our customers, and any disruption of, or interference with, our use of Amazon Web Services could adversely affect our business, financial condition, and results of operations.

Amazon Web Services, or AWS, is a third-party provider of cloud infrastructure services. We outsource substantially all of the infrastructure relating to our cloud-native platform to AWS. Our customers need to be able to access our platform at any time, without interruption or degradation of performance. Our platform depends, in part, on the virtual cloud infrastructure hosted in AWS. Although we have disaster recovery plans that utilize multiple AWS locations, any incident affecting their infrastructure that may be caused by fire, flood, severe storm, earthquake or other natural disasters, power loss, telecommunications failures, cyber-attacks, terrorist or other attacks, and other similar events beyond our control, could adversely affect our cloud-native platform. Additionally, AWS may experience threats or attacks from computer malware, ransomware, viruses, social engineering (including phishing attacks), denial of service or other attacks, employee theft or misuse and general hacking have become more prevalent in our industry, particularly against cloud-native services and vendors of security solutions. Any of these security incidents could result in unauthorized access to, damage to, disablement or encryption of, use or misuse of, disclosure of, modification of, destruction of, or loss of our data or our customers’ data or disrupt our ability to provide our platform or service. A prolonged AWS service disruption affecting our cloud-native platform for any of the foregoing reasons would adversely impact our ability to serve our customers and could damage our reputation with current and potential customers, expose us to liability, result in substantial costs for remediation, cause us to lose customers, or otherwise harm our business, financial condition, or results of operations. We may also incur significant costs for using alternative hosting sources or taking other actions in preparation for, or in reaction to, events that damage the AWS services we use.

Our commercial agreement with AWS will remain in effect until the completion of its term or if terminated by AWS or us for cause upon a breach of the agreement. Termination upon a material breach is subject to providing the breaching party prior notice and a 30-day cure period. In the event that our AWS service agreements are terminated, or there is a lapse of service, elimination of AWS services or features that we utilize, or damage to such facilities, we could experience interruptions in access to our platform as well as significant delays and additional expense in arranging for or creating new facilities or re-architecting our platform for deployment on a different cloud infrastructure service provider, which would adversely affect our business, financial condition, and results of operations.

We depend on our sales force, and we may fail to attract, retain, motivate, or train our sales force, which could adversely affect our business, financial condition, and results of operations.

We depend on our sales force to obtain new customers and to drive additional sales to existing customers by selling them new subscriptions and expanding the value of their existing subscriptions. We believe that there is significant competition for sales personnel, including sales representatives, sales managers, and sales engineers, with the skills and technical knowledge that we require. Our ability to achieve revenue growth will depend, in part, on our decision to hire and success in recruiting, training, and retaining sufficient numbers of sales personnel to support our growth. Our hiring, training, and retention efforts have been, and may further be, hindered by the constraints placed on our business as a result of the COVID-19 pandemic, including measures that we take proactively and those that are imposed upon us by government authorities. New hires require significant training and may take significant time before they achieve full productivity, and our remote and online onboarding and training processes may be less effective and take longer. Further, hiring sales personnel in new countries requires additional set up and upfront costs that we may not recover if the sales personnel fail to achieve full productivity. If we are unable to attract, retain, motivate, and train sufficient numbers of effective sales personnel, our sales personnel do not reach significant levels of productivity in a timely manner, or our sales personnel are not successful in bringing potential customers into the pipeline, converting them into new customers, or increasing sales to our existing customer base, our business, financial condition, and results of operations would be adversely affected.

We utilize free trials and other go-to-market strategies, and we may not be able to realize the benefits of these strategies.

We utilize lead generation and other go-to-market strategies, including offering free trials of our platform, to encourage awareness, usage, familiarity with, and adoption of our platform. We spend a substantial amount of time and resources on our sales efforts without any assurance that our efforts will produce a sale. We also rely on our sales and marketing teams to promote and market our platform. These strategies may not be successful in continuing to generate sufficient sales opportunities necessary to increase our revenue. Many users of free trials of our platform never become paying customers. To the extent that users do not become, or we are unable to successfully attract, paying customers, we will not realize the intended benefits of these marketing strategies and our ability to grow our revenue will be adversely affected.

If our website fails to rank prominently in unpaid search results, traffic to our website could decline and our business, financial condition, and results of operations could be adversely affected.

Our success depends, in part, on our ability to attract users through unpaid Internet search results. The number of potential customers that we attract to our website from search engines is due in large part to how and where our website ranks in unpaid search results. These rankings can be affected by a number of factors, many of which are not in our direct control, and they may change frequently. For example, a search engine may change its ranking algorithms, methodologies, or design layouts. As a result, links to our website may not be prominent enough to drive traffic to our website, and we may not know how or otherwise be in a position to influence the results. Any reduction in the number of users directed to our website could negatively impact our ability to attract new customers or require us to increase our customer acquisition expenditures, which could adversely affect our business, financial condition, and results of operations.

We may be unable to build and maintain successful relationships with our channel partners or such channel partners may fail to perform, which could adversely affect our business, financial condition, results of operations, and growth prospects.

We employ a go-to-market business model whereby a portion of our revenue is generated by sales through our channel partners, such as independent software vendors, resellers, managed service providers, and managed security service providers, that further expand the reach of our direct sales force into additional geographies, sectors, and industries. In particular, we have entered, and intend to continue to enter, into strategic sales distributor and reseller relationships in certain international markets where we do not have a local presence. We provide certain of our channel partners with specific training and programs to assist them in selling access to our platform, but there can be no assurance that these steps will be effective, and restrictions on travel and other limitations as a result of the COVID-19 pandemic undermine our efforts to provide training and build relationships. In addition, if our channel partners are unsuccessful in marketing and selling access to our platform, it would limit our expansion into certain geographies, sectors, and industries. If we are unable to develop and maintain effective sales incentive programs for our channel partners, we may not be able to incentivize these partners to sell access to our platform to customers.

Some of these partners may also market, sell, and support offerings that are competitive with ours, may devote more resources to the marketing, sales, and support of such competitive offerings, may have incentives to promote our competitors’ offerings to the detriment of our own, or may cease selling access to our platform altogether. Our channel partners could subject us to lawsuits, potential liability, and reputational harm if, for example, any of our channel partners misrepresents the functionality of our platform to customers or violates laws or our or their corporate policies. Our ability to achieve revenue growth in the future will depend, in part, on our success in maintaining successful relationships with our channel partners, identifying additional channel partners, and training our channel partners to independently sell access to our platform. If our channel partners are unsuccessful in selling access to our platform, or if we are unable to enter into arrangements with or retain a sufficient number of high quality channel partners in each of the regions in which we sell access to our platform and keep them motivated to sell access to our platform, our business, financial condition, results of operations, and growth prospects could be adversely affected.

Our ability to increase sales depends, in part, on the quality of our customer support, and our failure to offer high quality support would harm our reputation and adversely affect our business and results of operations.

Our customers sometimes depend on our technical support services to resolve issues relating to our platform. If we do not succeed in helping our customers quickly resolve issues or provide effective ongoing education related to our platform, our reputation could be harmed and our existing customers may not renew or upgrade their subscriptions. To the extent that we are unsuccessful in hiring, training, and retaining adequate customer support resources, our ability to provide adequate and timely support to our customers, and our customers’ satisfaction with our platform, will be adversely affected. Our failure to provide and maintain high quality customer support would harm our reputation and brand and adversely affect our business, financial condition, and results of operations.

Our international operations and continued international expansion subject us to additional costs and risks, which could adversely affect our business, financial condition, and results of operations.

We have a limited history of marketing, selling, and supporting our platform internationally. We generated 16% of our revenue outside the United States in each of fiscal 2018, 2019, and 2020, and the six months ended July 31, 2019 and 2020. Our growth strategy depends, in part, on our continued international expansion. We are continuing to adapt to and develop strategies to address international markets, but there is no guarantee that such efforts will be successful.

Additionally, our international sales and operations are subject to a number of risks, including the following:

•	greater difficulty in enforcing contracts and managing collections in countries where our recourse may be more limited, as well as longer collection periods;

•	higher costs of doing business internationally, including costs incurred in establishing and maintaining office space and equipment for our international operations;

•	differing labor regulations, especially in the European Union, or EU, where labor laws may be more favorable to employees;

•	challenges inherent to efficiently recruiting and retaining talented and capable employees in foreign countries and maintaining our company culture and employee programs across all of our offices;

•	fluctuations in exchange rates between the U.S. dollar and foreign currencies in markets where we do business;

•	management communication and integration problems resulting from language and cultural differences and geographic dispersion;

•	costs associated with language localization of our platform;

•	risks associated with trade restrictions and foreign legal requirements, including any importation, certification, and localization of our platform that may be required in foreign countries;

•	greater risk of unexpected changes in regulatory requirements, tariffs and tax laws, trade laws, export quotas, customs duties, treaties, and other trade restrictions;

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costs of compliance with foreign laws and regulations and the risks and costs of non-compliance with such laws and regulations, including, but not limited to data privacy, data protection, and data security regulations, particularly in the EU;

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compliance with anti-bribery laws, including, without limitation, the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, the U.S. Travel Act, and the UK Bribery Act 2010, violations of which could lead to significant fines, penalties, and collateral consequences for our company;

•	risks relating to the implementation of exchange controls, including restrictions promulgated by the OFAC, and other similar trade protection regulations and measures;

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heightened risk of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact our financial condition and result in restatements of, or irregularities in, financial statements;

•	the uncertainty of protection for intellectual property rights in some countries;

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exposure to regional or global public health issues, such as the recent outbreak of the COVID-19 pandemic, and to travel restrictions and other measures undertaken by governments in response to such issues;

•	general economic and political conditions in these foreign markets, including political and economic instability in some countries;

•	foreign exchange controls or tax regulations that might prevent us from repatriating cash earned outside the United States; and

•	double taxation of our international earnings and potentially adverse tax consequences due to changes in the tax laws of the United States or the foreign jurisdictions in which we operate.

These and other factors could harm our ability to generate revenue outside of the United States and, consequently, adversely affect our business, financial condition, and results of operations.

We may fail to effectively manage our growth, which would adversely affect our business, financial condition, and results of operations.

We are a rapidly growing company, and our future growth depends, in part, on our ability to continue to meet the expanding needs of our customers and to attract new customers. Our customer count changed from 1,626 as of January 31, 2018 to 1,900 as of January 31, 2019, to 2,137 as of January 31, 2020, and to 2,130 as of July 31, 2020.10 As existing customers gain more experience with our platform, they may broaden their reliance on our platform, which may require that we expand our operations infrastructure as well as our dependence on third parties to support that infrastructure. To manage this growth effectively, we will need to continue to improve and expand our internal IT systems, technological operations infrastructure, financial infrastructure, and operating and administrative systems and controls, which we may not be able to do efficiently in a timely manner, or at all. To do so, we may seek to deploy offerings from third-party providers, which may not be

[10]	See the section titled “Business—Our Customers” for a description of how we calculate our number of customers.

available on commercially reasonable terms, or at all, and may not perform to our expectations. Any future growth would add complexity to our organization and require effective coordination across our organization, and failure to manage such future growth effectively could result in increased costs. If we do not accurately predict our architecture requirements, our existing customers may experience delays, interruptions, or service outages that may subject us to financial liabilities or customer losses. If we are unable to effectively manage our growth, our business, financial condition, and results of operations would be adversely affected.

Remaining performance obligations and calculated billings may not be accurate indicators of business activity within a period.

Investors or analysts may look to both remaining performance obligations and the sum of revenue and changes in deferred revenue, sometimes referred to as “calculated billings,” as indicators of business activity in a period for businesses such as ours. However, these measures may significantly differ from underlying business activity for a number of reasons including:

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a relatively large number of transactions occur at the end of the quarter. Invoicing of those transactions may or may not occur before the end of the quarter based on various factors including receipt of information from the customer and volume of transactions. A shift of a few days has little economic impact on our business, but will shift deferred revenue from one period into the next;

•	multi-year contracts and multi-year upfront billings may distort trends;

•	some subscriptions may have deferred start dates; and

•	some services may only be invoiced upon delivery.

Accordingly, we do not believe that remaining performance obligations or calculated billings are necessarily accurate indicators of future performance for any given period. Analysts or investors may view these measures as important as many subscription-based companies report these as key metrics. Thus, any changes in our remaining performance obligations or calculated billings could be different from the expectations of investors or analysts, and thus may adversely affect the market price of our common stock.

We depend on our management team and other highly skilled personnel, and we may fail to attract, retain, motivate, or integrate highly skilled personnel, which could adversely affect our business, financial condition, and results of operations.

We depend on the continued contributions of our management team, key employees, and other highly skilled personnel. Our management team and key employees are at-will employees, which means they may terminate their relationship with us at any time. The loss of the services of any of our key personnel or delays in hiring required personnel, particularly within our research and development and engineering teams, could adversely affect our business, financial condition, and results of operations.

Our future success also depends, in part, on our ability to continue to attract and retain highly skilled personnel. Competition for these personnel in the San Francisco Bay Area, where our headquarters is located, and in other locations where we maintain offices, is intense, and the industry in which we operate is generally characterized by significant competition for skilled personnel as well as high employee attrition. We may not be successful in attracting, retaining, training, or motivating qualified personnel to fulfill our current or future needs. Additionally, the former employers of our new employees may attempt to assert that our new employees or we have breached their legal obligations, which may be time-consuming, distracting to management, and may divert our resources. Current and potential personnel also often consider the value of equity awards they receive in connection with their employment, and to the extent the perceived value of our equity awards declines relative to our competitors, our ability to attract and retain highly skilled personnel may be harmed. If we fail to attract and integrate new personnel or retain and motivate our current personnel, our business, financial condition, and results of operations could be adversely affected.

We recognize a substantial portion of our revenue ratably over the term of the relevant subscription period, and as a result, downturns or upturns in sales may not be immediately reflected in our results of operations.

We recognize a substantial portion of our revenue ratably over the term of our subscription agreements with our customers, which is generally one year, but can be three years or longer. As a result, a substantial portion of the revenue that we report in each period will be derived from the recognition of deferred revenue relating to agreements entered into in prior periods. Consequently, a decline in new sales or renewals in any one period may not be immediately reflected in our results of operations for such period. Any such decline, however, would be reflected in future periods. Accordingly, the effect of significant downturns in sales and market acceptance of and demand for our platform and changes in our rate of renewals, or customer churn, which have occurred due to the COVID-19 pandemic, may not be fully reflected in our results of operations until future periods. Our subscription-based model also makes it difficult to rapidly increase our revenue through additional sales in any period, as revenue from new customers generally will be recognized over the term of the applicable agreement.

We also intend to increase our investment in research and development, sales and marketing and general and administrative functions, and other areas to grow our business. These costs are generally expensed as incurred (with the exception of sales commissions), as compared to our revenue, substantially all of which is recognized ratably in future periods. We may recognize the costs associated with such increased investments earlier than some of the anticipated benefits and the return on these investments may be lower, or may develop more slowly, than we expect, which could adversely affect our financial condition and results of operations.

We may be unable to make acquisitions and investments, successfully integrate acquired companies into our business, or our acquisitions and investments may not meet our expectations, any of which could adversely affect our business, financial condition, and results of operations.

We have in the past acquired, and we may in the future acquire or invest in, businesses, offerings, technologies, or talent that we believe could complement or expand our platform, enhance our technical capabilities, or otherwise offer growth opportunities. We may not be able to fully realize the anticipated benefits of such acquisitions or investments. For example, we acquired Jask Labs in the third quarter of fiscal 2020. We may not successfully integrate Jask Labs’ people or solutions with ours, or achieve market acceptance of our combined solutions. The pursuit of potential acquisitions may divert the attention of management and cause us to incur significant expenses related to identifying, investigating, and pursuing suitable acquisitions, whether or not they are consummated.

There are inherent risks in integrating and managing acquisitions. If we acquire additional businesses, we may not be able to assimilate or integrate the acquired personnel, operations, solutions, and technologies successfully, or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits or synergies from the acquired business due to a number of factors, including, without limitation:

•	unanticipated costs or liabilities associated with the acquisition, including claims related to the acquired company, its offerings, or technology;

•	incurrence of acquisition-related expenses, which would be recognized as a current period expense;

•	inability to generate sufficient revenue to offset acquisition or investment costs;

•	inability to maintain relationships with customers and partners of the acquired business;

•	challenges with incorporating acquired technology and rights into our platform and maintaining quality and security standards consistent with our brand;

•	inability to identify security vulnerabilities in acquired technology prior to integration with our technology and platform;

•	inability to achieve anticipated synergies or unanticipated difficulty with integration into our corporate culture;

•	delays in customer purchases due to uncertainty related to any acquisition;

•	the need to integrate or implement additional controls, procedures, and policies;

•	challenges caused by distance, language, and cultural differences;

•	harm to our existing business relationships with business partners and customers as a result of the acquisition;

•	potential loss of key employees;

•	use of resources that are needed in other parts of our business and diversion of management and employee resources;

•	inability to recognize acquired deferred revenue in accordance with our revenue recognition policies; and

•	use of substantial portions of our available cash or the incurrence of debt to consummate the acquisition.

Acquisitions also increase the risk of unforeseen legal liability, including for potential violations of applicable law or industry rules and regulations, arising from prior or ongoing acts or omissions by the acquired businesses that are not discovered by due diligence during the acquisition process. We may have to pay cash, incur debt, or issue equity or equity-linked securities to pay for any future acquisitions, each of which could adversely affect our financial condition or the market price of our common stock. The sale of equity or issuance of equity-linked debt to finance any future acquisitions could result in dilution to our stockholders. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations. Any of the foregoing could adversely affect our business, financial condition, and results of operations.

Our reputation and brand are important to our success, and we may not be able to maintain and enhance our reputation and brand, which would adversely affect our business, financial condition, and results of operations.

We believe that maintaining and enhancing our reputation as a leader in Continuous Intelligence is critical to our relationship with our existing customers, users, and channel partners and our ability to attract new customers and channel partners. The successful promotion of our brand will depend on a number of factors, including our marketing efforts, our ability to continue to develop high-quality features for our platform, our ability to successfully differentiate our platform from those of our competitors, our ability to maintain the reputation of our platform for data security, and our ability to obtain, maintain, protect and enforce our intellectual property and proprietary rights. Our brand promotion activities may not be successful or yield increased revenue. In addition, independent industry analysts often provide reports of our platform, as well as the offerings of our competitors, and perception of our platform in the marketplace may be significantly influenced by these reports. If these reports are negative, or less positive as compared to those of our competitors, our reputation and brand may be adversely affected. Additionally, the performance of our channel partners may affect our reputation and brand if customers do not have a positive experience with our platform as implemented by our channel partners or with the implementation generally. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. Additionally, our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks, or if we are otherwise unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. The promotion of our brand requires us to make substantial expenditures, and we anticipate that the expenditures will increase as our market becomes more competitive, as we expand into new geographies and markets and as more sales are generated through our channel partners. Any increase in revenue from such brand promotion initiatives may not offset the increased expenses we incur. If we do not successfully maintain and enhance our reputation and brand, our business, financial condition, and results of operations would be adversely affected.

Any failure to obtain, maintain, protect, or enforce our intellectual property and proprietary rights could harm our business, financial condition, and results of operations.

Our success depends, in part, upon our ability to obtain, maintain, protect, and enforce our intellectual property rights, including our proprietary technology, know-how, and our brand. We rely on a combination of patents, copyrights, trademarks, service marks, trade secret laws, and contractual provisions in an effort to establish and protect our proprietary rights. However, the steps we take to obtain, maintain, protect, and enforce our intellectual property rights may be inadequate, and if we fail to protect or enforce our intellectual property rights adequately, our competitors might gain access to our proprietary technology and develop and commercialize similar services or technologies, and our business, financial condition, results of operations, or prospects could be adversely affected. While we have been issued patents in the United States and have additional patent applications pending, there can be no assurance that our patent applications will result in issued patents. Even if we continue to seek patent protection in the future, we may be unable to obtain or maintain patent protection for our technology. In addition, any patents issued from pending or future patent applications or licensed to us in the future may not provide us with competitive advantages, or may be successfully challenged by third parties. Any of our patents, trademarks, or other intellectual property rights may be challenged or circumvented by others or invalidated or held unenforceable through administrative process or litigation in the U.S, or in foreign jurisdictions. There can be no guarantee that others will not infringe on our trademarks or patents, independently develop similar offerings, duplicate any of our offerings, or design around our patents or other intellectual property rights. Further, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights are uncertain. Moreover, policing unauthorized use of our technologies, trade secrets, and intellectual property may be difficult, expensive, and time-consuming, particularly in foreign countries where the laws may not be as protective of intellectual property rights as those in the United States and where mechanisms for enforcement of intellectual property rights may be weak. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon, misappropriating, or otherwise violating our intellectual property rights.

We rely, in part, on trade secrets, proprietary know-how, and other confidential information to maintain our competitive position. While we generally enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with the parties with whom we have strategic relationships and business alliances and other third parties, we cannot assure you that these agreements will be effective in controlling access to, distribution, use, misuse, misappropriation, reverse engineering, or disclosure of our proprietary information, know-how, and trade secrets. Further, these agreements do not prevent our competitors or partners from independently developing offerings that are substantially equivalent or superior to ours. These agreements may be breached, and we may not have adequate remedies for any such breach. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret or know-how is difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets and know-how.

We may be required to spend significant resources in order to monitor and protect our intellectual property rights, and some violations may be difficult or impossible to detect. Litigation may be necessary in the future to enforce our intellectual property rights, and such litigation could be costly, time-consuming, and distracting to management, and could result in the impairment or loss of portions of our intellectual property. Our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights, and, if such defenses, counterclaims, and countersuits are successful, we could lose valuable intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could impair the functionality of our platform, delay introductions of enhancements to our platform, result in our substituting inferior or more costly technologies into our platform, or harm our reputation and brand. In addition, we may be required to license additional technology from third parties to develop and market new platform features, which may not be on commercially reasonable terms, or at all, and would adversely affect our ability to compete.

Claims by others that we infringed their proprietary technology or other intellectual property rights would harm our business.

We may become subject to intellectual property disputes. Our success depends, in part, on our ability to develop and commercialize our platform and services without infringing, misappropriating, or otherwise violating the intellectual property rights of third parties. However, we may not be aware if our platform is infringing, misappropriating, or otherwise violating third-party intellectual property rights, and such third parties may bring claims alleging such infringement, misappropriation, or violation. Companies in the software and technology industries, including some of our current and potential competitors, are frequently subject to litigation based on allegations of infringement or other violations of intellectual property rights. In addition, certain companies and rights holders seek to enforce and monetize patents or other intellectual property rights they own, have purchased, or otherwise obtained. Many potential litigants, including some of our competitors and patent-holding companies, have the ability to dedicate substantial resources to assert their intellectual property rights and to defend claims that may be brought against them.

Any claim of infringement by a third party, even those without merit, against us or for which we are required to provide indemnification could cause us to incur substantial costs defending against the claim, could distract our management from our business, and could require us to cease use of such intellectual property. Further, because of the substantial amount of discovery required in connection with intellectual property litigation, we risk compromising our confidential information during this type of litigation. We may be required to make substantial payments for legal fees, settlement fees, damages, royalties, or other fees in connection with a claimant securing a judgment against us, we may be subject to an injunction or other restrictions that cause us to cease selling subscriptions to our platform, we may be required to redesign any allegedly infringing portion of our platform or we may agree to a settlement that prevents us from distributing our platform or a portion thereof, any of which could adversely affect our business, financial condition, and results of operations.

With respect to any intellectual property rights claim, we may have to seek out a license to continue operations found to be in violation of such rights, which may not be available on favorable or commercially reasonable terms and may significantly increase our operating expenses. Some licenses may be non-exclusive, and therefore our competitors may have access to the same technology licensed to us. If a third party does not offer us a license to its intellectual property on commercially reasonable terms, or at all, we may be required to develop alternative, non-infringing technology, which could require significant time (during which we would be unable to continue to offer our affected platform features), effort, and expense, and may ultimately not be successful. Any of these events would adversely affect our business, financial condition, and results of operations.

Even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business and results of operations. Moreover, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it would have a substantial adverse effect on our business, results of operations, or the market price of our common stock.

Our platform contains third-party open source software components, and failure to comply with the terms of the underlying open source software licenses could restrict our ability to deliver our platform or subject us to litigation or other actions.

Our platform contains software modules licensed to us by third-party authors under “open source” licenses, and we expect to continue to incorporate such open source software in our platform in the future. We also contribute to the open source developer community and encourage integration and development around our platform. Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide support, warranties, indemnification, or other contractual protections regarding infringement claims or the quality of the code. We make the source code of some of our proprietary platform features available as open source to facilitate collaboration, but this may also enable others to compete more effectively. In addition, the public availability of such software may make it easier for others to compromise our platform.

Some open source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open source software we use, or grant other licenses to our intellectual property. We seek to ensure that our proprietary software is not combined with, and does not incorporate, open source software in ways that would require the release of the source code of our proprietary software to the public. However, if we combine our proprietary software with open source software in a certain manner, we could, under certain open source licenses, be required to release the source code of our proprietary software to the public. This would allow our competitors to create similar offerings with lower development effort and time and ultimately could result in a loss of our competitive advantages. Alternatively, to avoid the public release of the affected portions of our source code, we could be required to expend substantial time and resources to re-engineer some or all of our software. Our platform incorporates software that is licensed under an open source license which would require release of proprietary code if such platform was released or distributed to third parties. We take steps to ensure that our platform is not released or distributed. Additionally, some open source projects have known vulnerabilities and architectural instabilities and are provided on an “as-is” basis, which, if not properly addressed, could negatively affect the performance of our platform.

Although we monitor our use of open source software to avoid subjecting our platform to conditions we do not intend, the terms of many open source licenses have not been interpreted by U.S. or foreign courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to provide or distribute our platform. From time to time, there have been claims challenging the ownership of open source software against companies that incorporate open source software into their platform, and the licensors of such open source software provide no warranties or indemnities with respect to such claims. As a result, we and our customers could be subject to lawsuits by parties claiming ownership of what we believe to be open source software. Moreover, we cannot assure you that our processes for controlling our use of open source software in our platform will be effective. If we are held to have breached or failed to fully comply with all the terms and conditions of an open source software license, or if an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations, could be subject to significant damages, enjoined from the sale of subscriptions to our platform or other liability, or be required to seek costly licenses from third parties to continue providing our platform on terms that are not economically feasible, to re-engineer our platform, to discontinue or delay the provision of our platform if re-engineering could not be accomplished on a timely basis, or to make generally available, in source code form, our proprietary code, any of which would adversely affect our business, financial condition, and results of operations.

The rapidly evolving framework of privacy, data protection, data transfers, or other laws or regulations worldwide may limit the use and adoption of our services and adversely affect our business.

We are subject to a variety of federal, state, local, and international laws, directives, and regulations, as well as contractual obligations, relating to the collection, use, retention, security, disclosure, transfer, and other processing of personal information and other data. The regulatory framework for privacy, data protection, and data transfers worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. For example, the European Court of Justice recently struck down the EU-US Privacy Shield framework, which provided companies with a mechanism to comply with data protection requirements when transferring personal data from the EU to the United States. In some cases, data privacy laws and regulations, such as the EU’s General Data Protection Regulation, or GDPR, which took effect in May 2018, impose new obligations directly on us as both a data controller and a data processor, as well as on many of our customers. In addition, domestic data privacy laws, such as the California Consumer Privacy Act, or CCPA, which took effect in January 2020, continue to evolve and could expose us to further regulatory or operational burdens. Some countries also are considering or have passed legislation requiring local storage and processing of data, or similar requirements, which could increase the cost and complexity of delivering our platform. Complying with GDPR, CCPA, or other laws, regulations, amendments to or re-interpretations of existing laws and regulations, and contractual or other obligations relating to privacy, data protection, data transfers, data localization, or information security may require us to make changes to our services to enable us or our customers to meet new legal requirements, incur substantial operational costs, modify our data practices and policies, and restrict our business operations. Any actual or perceived failure by us to comply with these laws, regulations, or other obligations may lead to significant fines, penalties, regulatory investigations, lawsuits, significant costs for remediation, damage to our reputation, or other liabilities.

In addition to government activity, privacy advocacy and other industry groups have established or may establish new self-regulatory standards that may place additional burdens on our ability to provide our services globally. Our customers expect us to meet certain voluntary certification and other standards established by third parties. If we are unable to maintain these certifications or meet these standards, it could adversely affect our ability to provide our services to certain customers and could harm our business. Furthermore, the uncertain and shifting regulatory environment may cause concerns regarding data privacy and may cause our customers or our customers’ customers to resist providing the data necessary to allow our customers to use our services effectively. Even the perception that the privacy of personal information is not satisfactorily protected or does not meet regulatory requirements could inhibit sales of our services and limit adoption of our platform. Additionally, some statutory requirements, both in the United States and abroad, such as the Health Insurance Portability and Accountability Act of 1996, or HIPAA, include obligations for companies to notify individuals of security breaches involving particular personal information, which could result from breaches experienced by us or our service providers. Although we may have contractual protections with our service providers, any actual or perceived security breach could harm our reputation and brand, expose us to potential liability, or require us to expend significant resources on data security and in responding to any such actual or perceived breach.

These laws, regulations, standards, or other obligations relating to privacy, data protection, data transfers, data localization, or information security could require us to take on more onerous obligations in our contracts, restrict our ability to store, transfer, and process data or, in some cases, impact our ability to offer our services in certain locations, to deploy our solutions, to reach current and prospective customers, or to derive insights from customer data globally. If we are obligated to fundamentally change our business activities and practices or modify our platform, we may be unable to make such changes and modifications in a commercially reasonable manner, or at all, and our ability to develop new platform features could be limited. The costs of compliance with, and other burdens imposed by, these laws, regulations, standards, and obligations, or any inability to adequately address privacy, data protection, or information security-related concerns, even if unfounded, may limit the use and adoption of our services, reduce overall demand for our services, make it more difficult to meet expectations from or commitments to customers, impact our reputation, or slow the pace at which we close sales transactions, any of which could harm our business, financial condition, and results of operations.

We incorporate technology from third parties into our platform, and our inability to maintain rights to such technology would harm our business and results of operations.

We license software and other technology from third parties that we incorporate into or integrate with our platform. We cannot be certain that our licensors are not infringing the intellectual property rights of third parties or that our licensors have sufficient rights to the licensed intellectual property in all jurisdictions in which we may sell access to our platform. In addition, many licenses are non-exclusive, and therefore our competitors may have access to the same technology licensed to us. Some of our agreements with our licensors may be terminated for convenience by them, or otherwise provide for a limited term. If we are unable to continue to license any of this technology for any reason, our ability to develop and sell access to our platform containing such technology could be harmed. Similarly, if we are unable to license necessary technology from third parties now, or in the future, on commercially reasonable terms or at all, we may be forced to acquire or develop alternative technology, which we may be unable to do in a commercially feasible manner, or at all, and we may be required to use alternative technology of lower quality or performance standards, which would adversely affect our business, financial condition, and results of operations.

Our platform may not interoperate with our customers’ infrastructure or with third-party offerings, which would adversely affect our business and results of operations.

Our platform is often operated in large scale, complex technology environments. Our platform must interoperate with our customers’ existing network and security infrastructure. These complex systems are developed, delivered, and maintained by our customers, myriad vendors, and service providers. As a result, the components of our customers’ infrastructure have different specifications, rapidly evolve, utilize multiple protocol standards, include multiple versions and generations of offerings, and may be highly customized. We must be able to interoperate and provide our platform to customers with highly complex and customized networks, which requires careful planning and execution. Our customers and some channel partners require training and experience in the proper use of and the benefits that can be derived from our platform to maximize their potential. Further, when new or updated elements of our customers’ infrastructure or new industry standards or protocols are introduced, we may have to update or enhance our platform to continue to effectively serve our customers. We offer prebuilt integrations with a variety of third-party cloud and software providers to allow customers to consolidate data across their infrastructure onto our platform, and we will need to continue to maintain existing integrations as other providers upgrade their offerings and develop new integrations with emerging technologies. Our competitors or other vendors may refuse to work with us to allow their offerings to interoperate with our platform, which could make it difficult for our platform to function properly in customer networks that include these third-party offerings.

We may not deliver or maintain interoperability quickly or cost-effectively, or at all. These efforts require capital investment and engineering resources. If we fail to maintain the compatibility of our platform with our customers’ network and security infrastructures, our customers may not be able to fully adopt our platform, and we may, among other consequences, experience reduced demand for our platform, which could adversely affect our business, financial condition, and results of operations. Further, the incorrect or improper implementation or use of our software, our failure to train customers on how to benefit from full utilization of our platform, or our failure to provide support services to our customers may result in errors or loss of data and as a result, dissatisfied customers, negative publicity, and harm to our reputation and brand, or legal claims against us. All of the foregoing would result in lost opportunities for additional sales to these customers, any of which would adversely affect our business, financial condition, results of operations, and growth prospects.

We provide service level commitments under our customer contracts. If we fail to meet these contractual commitments, we could be obligated to provide credits for future service, or face contract termination with refunds of prepaid amounts related to unused subscriptions, which could harm our business, financial condition, and results of operations.

Our customer contracts contain service level commitments, which contain specifications regarding the availability and performance of our platform. Any failure of or disruption to our infrastructure could impact the performance of our platform and the availability of services to customers. If we are unable to meet our stated service level commitments or if we suffer extended periods of poor performance or unavailability of our platform, we may be contractually obligated to provide affected customers with service credits for future subscriptions, and, in certain cases, face contract termination with refunds of prepaid amounts related to unused subscriptions. If we suffer performance issues or downtime that exceeds the service level commitments under our contracts with our customers, our business, financial condition, and results of operations would be adversely affected.

Our metrics and estimates used to evaluate our performance are subject to inherent challenges in measurement, and real or perceived inaccuracies in those estimates may harm our reputation and negatively affect our business.

We regularly review and may adjust our processes for calculating our metrics used to evaluate our growth, measure our performance, and make strategic decisions. These metrics are calculated using internal company data and have not been evaluated by a third party. Our metrics and estimates may differ from estimates published by third parties or from similarly titled metrics of our competitors due to differences in methodology or the assumptions on which we rely. Additionally, the metrics and forecasts in this prospectus relating to the size and expected growth of our addressable market may prove to be inaccurate. Even if the markets in which we compete meet the size estimates and growth forecasted in this prospectus, our business could fail to grow at similar rates, if at all. If securities analysts or investors do not consider our metrics to be accurate representations of our business, or if we discover material inaccuracies in our estimates, then the market price of our common stock could decline, our reputation and brand could be harmed, and our business, financial condition, and results of operations could be adversely affected.

We may be subject to claims that we have wrongfully hired an employee from a competitor, or that our employees, consultants, or independent contractors have wrongfully used or disclosed confidential information of third parties or that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

Many of our employees, consultants, and advisors, or individuals that may in the future serve as our employees, consultants, and advisors, are currently or were previously employed at companies including our competitors or potential competitors. Although we try to ensure that our employees, consultants, independent contractors, and advisors do not use the confidential or proprietary information, trade secrets, or know-how of others in their work for us, we have in the past received notices from former employers and we may be subject to claims that we or have inadvertently or otherwise used or disclosed confidential or proprietary information, trade secrets, or know-how of these third parties, or that our employees, consultants, independent contractors, or advisors have inadvertently or otherwise used or disclosed confidential information, trade secrets, or know-how of such individual’s current or former employer. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial cost and be a distraction to our management and employees. Claims that we, our employees, consultants, or advisors have misappropriated the confidential or proprietary information, trade secrets, or know-how of third parties could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Our business is subject to a wide range of laws and regulations, many of which are evolving, and failure to comply with such laws and regulations could harm our business, financial condition, and results of operations.

Our business is subject to regulation by various federal, state, local and foreign governmental agencies, including agencies responsible for monitoring and enforcing privacy and data protection laws and regulations, employment and labor laws, workplace safety, product safety, environmental laws, consumer protection laws, anti-bribery laws, import and export controls, federal securities laws, and tax laws and regulations. In certain jurisdictions, these regulatory requirements may be more stringent than in the United States. These laws and regulations impose added costs on our business. Noncompliance with applicable regulations or requirements could subject us to:

•	investigations, enforcement actions, orders, and sanctions;

•	mandatory changes to our Continuous Intelligence Platform;

•	disgorgement of profits, fines, and damages;

•	civil and criminal penalties or injunctions;

•	claims for damages by our customers or channel partners;

•	termination of contracts;

•	loss of intellectual property rights; and

•	temporary or permanent debarment from sales to government organizations.

If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, financial condition, and results of operations could be adversely affected. In addition, responding to any action will likely result in a significant diversion of management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could materially harm our business, financial condition, and results of operations.

We endeavor to comply with all applicable employment laws. However, the scope and interpretation of these laws are often uncertain and may be conflicting, including varying standards and interpretations between state and federal law, between individual states, and even at the city and municipality level. As a result, their application in practice may change or develop over time through judicial decisions or as new guidance or interpretations are provided by regulatory and governing bodies, such as federal, state, and local administrative agencies. From time to time, we may be subject to litigation or threats of litigation regarding such varying rules and standards. For example, in September 2019, attorneys representing a purported class of current and former employees in various sales roles alleged potential claims of employee misclassification and related federal and state law claims, which we disputed. In response, we mediated the dispute, and in August 2020, we entered into a settlement agreement with the purported class counsel to resolve the dispute, which is being handled in arbitration and will result in us paying approximately $4.5 million to resolve the class-wide claims, subject to final approval by the arbitrator, including claims for employee misclassification and related federal and state claims, civil penalties under California’s Private Attorneys General Act of 2004, as well as claims for failure to pay overtime, provide meal and rest breaks, pay timely wages, and provide accurate wage statements, and claims for alleged unlawful business practices.

In addition, we must comply with laws and regulations relating to the formation, administration, and performance of contracts with the public sector, including U.S. federal, state, and local governmental organizations, which affect how we and our channel partners do business with governmental agencies. Selling access to our platform to the U.S. government, whether directly or through channel partners, also subjects us to certain regulatory and contractual requirements. Failure to comply with these requirements by either us or our channel partners could subject us to investigations, fines, and other penalties, which would have an adverse effect on our business, financial condition, results of operations, and prospects. Violations of certain regulatory and contractual requirements, or failure to maintain required certifications, could also result in us being suspended or debarred from future government contracting. Any of these outcomes would adversely affect our business, financial condition, results of operations, and growth prospects.

We are subject to governmental export and import controls that would impair our ability to compete in international markets or subject us to liability if we are not in compliance with applicable laws.

Our software may be subject to U.S. export control laws and regulations including the Export Administration Regulations and trade and economic sanctions maintained by the Office of Foreign Assets Control, or the OFAC. As such, an export license may be required to export or re-export our platform to certain countries, end-users, and end-uses. Because we incorporate encryption functionality into our platform, we also are subject to certain U.S. export control laws that apply to encryption items. If we were to fail to comply with such U.S. export controls laws and regulations, U.S. economic sanctions, or other similar laws, we could be subject to both civil and criminal penalties, including substantial fines, possible incarceration for employees and managers for willful violations, and the possible loss of our export or import privileges. Obtaining the necessary export license for a particular sale or offering may not be possible and may be time-consuming and may result in the delay or loss of sales opportunities. Further, U.S. export control laws and economic sanctions prohibit the export of offerings to certain U.S. embargoed or sanctioned countries, governments, and persons, as well as for prohibited end-uses. Even though we take precautions to ensure that we and our channel partners comply with all relevant export control laws and regulations, any failure by us or our channel partners to comply with such laws and regulations could have negative consequences for us, including reputational harm, government investigations, and penalties.

In addition, various countries regulate the import of certain encryption technology, including through import permit and license requirements, and have enacted laws that could limit our ability to distribute our platform or could limit our customers’ ability to implement our platform in those countries. Changes in our platform or changes in export and import regulations in such countries may create delays in the introduction of our platform into international markets, prevent our customers with international operations from deploying our platform globally or, in some cases, prevent or delay the export or import of our platform to certain countries, governments, or persons altogether. Any change in export or import laws or regulations, economic sanctions, or related legislation, shift in the enforcement or scope of existing export, import, or sanctions laws or regulations, or change in the countries, governments, persons, or technologies targeted by such export, import, or sanctions laws or regulations, could result in decreased use of our platform by, or in our decreased ability to export or sell access to our platform to, existing or potential end-customers with international operations. Any decreased use of our platform or limitation on our ability to export to or sell access to our platform in international markets would adversely affect our business, financial condition, and results of operations.

A portion of our revenue is generated by sales to government entities, which subject us to a number of challenges and risks.

We have historically derived a small portion of our revenue from contracts with federal, state, local, and foreign governments, and we believe that the future success and growth of our business will depend in part on our ability to continue to procure government contracts. Sales to public sector customers include additional challenges that affect our ability to enter into agreements, including:

•	changes in fiscal or contracting policies;

•	decreases in available government funding;

•	changes in government programs or applicable requirements;

•	changes in government sanctions programs and related policies;

•	the adoption of new laws or regulations or changes to existing laws or regulations;

•	noncompliance with contract provisions or government procurement or other applicable regulations;

•	an extended government shutdown or other potential delays or changes in the government appropriations or other funding authorization processes; and

•	delays in the payment of our invoices by government payment offices.

Additionally, although we have achieved the FedRAMP In Process designation, any delay in our completion of the FedRAMP certification process would impede our ability to enter into contracts with government entities.

If we do not successfully manage the foregoing, our sales to governments and governmental agencies could be delayed or limited, and as a result, our business, financial condition, and results of operations would be adversely affected.

We are subject to anti-corruption, anti-bribery, and similar laws, and non-compliance with such laws can subject us to criminal penalties or significant fines, harm our reputation, and adversely affect our business, financial condition, results of operations, and growth prospects.

We are subject to the FCPA, the U.K. Bribery Act 2010, and other anti-corruption, anti-bribery, and anti-money laundering laws in various jurisdictions both domestic and abroad. We leverage third parties, including channel partners, to sell access to our platform and conduct our business abroad. We and our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and may be held liable for the corrupt or other illegal activities of these third-party business partners and intermediaries, our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities. While we have policies and procedures to address compliance with such laws, we cannot assure you that all of our employees and agents will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. Any violation of the FCPA or other applicable anti-bribery, anti-corruption laws, and anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions, or suspension or debarment from U.S. government contracts, any of which could harm our reputation and adversely affect our business, financial condition, results of operations, and growth prospects.

Our loan and security agreement provides our lender with a first-priority lien against substantially all of our assets and contains restrictive covenants which could limit our operational flexibility and otherwise adversely affect our financial condition.

Our loan and security agreement contains a number of covenants that limit our ability to, among other things, transfer or dispose of assets, pay dividends or make distributions, incur additional indebtedness, create liens, make investments, loans and acquisitions, engage in transactions with affiliates, merge or consolidate with other companies, and sell substantially all of our assets. Our loan and security agreement is secured by substantially all of our assets. The terms of our loan and security agreement may restrict our current and future operations and could adversely affect our ability to finance our future operations or capital needs or to execute preferred business strategies. In addition, complying with these covenants may make it more difficult for us to successfully execute our business strategy and compete against companies who are not subject to such restrictions. Additionally, our obligations to repay principal and interest on our indebtedness make us vulnerable to economic or market downturns. As of July 31, 2020, we had an outstanding loan balance under this facility of $24.3 million, which represents substantially all of the available funds to borrow under the facility.

Our failure to comply with the covenants or payment requirements, or other events specified in our loan and security agreement, could result in an event of default and our lender may accelerate our obligations under our loan and security agreement and foreclose upon the collateral, or we may be forced to sell assets, restructure our indebtedness, or seek additional equity capital, which would dilute our stockholders’ interests. Our failure to comply with any covenant could result in an event of default under the agreement and the lender could make the entire debt immediately due and payable. If this occurs, we might not be able to repay our debt or borrow sufficient funds to refinance it. Even if new financing is available, it may not be on terms that are acceptable to us. Any of the foregoing could adversely affect our business, financial condition, or results of operations.

We may require additional capital, which may not be available on terms acceptable to us, or at all.

Historically, we have funded our operations and capital expenditures primarily through equity issuances and cash generated from our operations. To support our growing business, we must have sufficient capital to continue to make significant investments in our platform. If we raise additional funds through the issuance of equity, equity-linked, or debt securities, those securities may have rights, preferences, or privileges senior to those of common stock, and our existing stockholders may experience dilution. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities.

We evaluate financing opportunities from time to time, and our ability to obtain financing will depend on, among other things, our development efforts, business plans, and operating performance, and the condition of the capital markets at the time we seek financing. We cannot be certain that additional financing will be available to us on favorable terms, or at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited, and our business, financial condition, and results of operations would be adversely affected.

Our business could be adversely affected by economic downturns.

Prolonged economic uncertainties or downturns could adversely affect our business, financial condition, and results of operations. Negative conditions in the general economy in either the United States or abroad, including conditions resulting from financial and credit market fluctuations, changes in economic policy, trade uncertainty, including changes in tariffs, sanctions, international treaties, and other trade restrictions, the occurrence of a natural disaster or global public health crisis, such as the COVID-19 pandemic, or armed conflicts, could continue to cause a decrease in corporate spending on IT offerings in general and negatively affect the growth of our business.

These conditions could make it extremely difficult for our customers and us to forecast and plan future business activities accurately and could cause our customers to reevaluate their decision to purchase access to our platform, which could delay and lengthen our sales cycles or result in cancellations of planned purchases. For example, the impact of the COVID-19 pandemic on the current economic environment has caused and may in the future cause our customers to reduce their spending on, or duration of, their contracts with us, or request concessions including extended payment terms or better pricing. Further, during challenging economic times our customers may face issues in gaining timely access to sufficient credit, which could result in an impairment of their ability to make timely payments to us, if at all. If that were to occur, we may be required to increase our allowance for doubtful accounts, which would adversely affect our results of operations.

A substantial downturn in any of the industries in which our customers operate may cause firms to react to worsening conditions by reducing their capital expenditures in general or by specifically reducing their spending on IT offerings. Customers in these industries may delay or cancel projects or seek to lower their costs by renegotiating vendor contracts. To the extent purchases of access to our platform are perceived by customers and potential customers to be discretionary, our revenue may be disproportionately affected by delays or reductions in general information technology spending.

We cannot predict the timing, strength, or duration of any economic slowdown, instability, or recovery, generally or within any particular industry or geography. Any economic downtowns of the general economy or industries in which we operate would adversely affect our business, financial condition, and results of operations. For example, the full impact of the COVID-19 pandemic is unknown at this time, but could result in adverse changes in our results of operations for an unknown period of time as the virus and its related social and economic impacts spread.

Changes in U.S. tax laws and regulations and those which we are subject to in various tax jurisdictions could adversely affect our business, financial condition, and results of operations.

In December 2017, the legislation commonly referred to as the Tax Cuts and Jobs Act, or the Tax Act, was enacted, which contains significant changes to U.S. tax law, including a reduction in the corporate tax rate and a transition to a new territorial system of taxation. The primary impact of the new legislation on our provision for income taxes was a reduction of the future tax benefits of our deferred tax assets as a result of the reduction in the corporate tax rate. However, since we have recorded a full valuation allowance against our deferred tax assets, these changes did not have a material impact on our consolidated financial statements. The impact of the Tax Act will likely be subject to ongoing technical guidance and accounting interpretation, which we will continue to monitor and assess. As we expand the scale of our international business activities, any changes in the U.S. or foreign taxation of such activities may increase our worldwide effective tax rate and harm our business, financial condition, and results of operations.

Our international operations subject us to potentially adverse tax consequences.

We generally conduct our international operations through subsidiaries and report our taxable income in various jurisdictions worldwide based upon our business operations in those jurisdictions. Our intercompany relationships are subject to complex transfer pricing regulations administered by taxing authorities in various jurisdictions. The relevant taxing authorities may disagree with our determinations as to the value of assets sold or acquired or income and expenses attributable to specific jurisdictions. If such a disagreement were to occur, and our position were not sustained, we could be required to pay additional taxes, interest, and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows, and lower overall profitability of our operations.

There is also a high level of uncertainty in today’s tax environment stemming from both global initiatives put forth by the Organisation for Economic Co-operation and Development, or the OECD, and unilateral measures being implemented by various countries due to a lack of consensus on these global initiatives. As an example, the OECD has put forth two proposals—Pillar One and Pillar Two—that revise the existing profit allocation and nexus rules (profit allocation based on location of sales versus physical presence) and ensure a minimal level of taxation, respectively. Further, unilateral measures such as digital services tax and corresponding tariffs in response to such measures are creating additional uncertainty. If these proposals are passed, it is likely that we will have to pay higher income taxes in countries where such rules are applicable.

We are subject to tax examinations by the Internal Revenue Service, or the IRS, and other domestic and foreign tax authorities. An adverse outcome of any such audit or examination by the IRS or other tax authority could have a material adverse effect on our financial condition and results of operations.

We are, and expect to continue to be, subject to review and audit by the IRS and other tax authorities in various domestic and foreign jurisdictions. As a result, we may receive assessments in multiple jurisdictions on various tax-related assertions. Taxing authorities may challenge our tax positions and methodologies on various matters, including our positions regarding the collection of sales and use taxes and the jurisdictions in which we are subject to taxes, which could expose us to additional taxes. We assess the likelihood of adverse outcomes resulting from any ongoing tax examinations to determine the adequacy of our provision for income taxes. These assessments can require considerable judgments and estimates. The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in a variety of jurisdictions. There can be no assurance that our tax positions and methodologies or calculation of our tax liabilities are accurate or that the outcomes from tax examinations will not have an adverse effect on our financial condition and results of operations. A difference in the ultimate resolution of tax uncertainties from what is currently estimated could have an adverse effect on our financial condition and results of operations.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of January 31, 2020, we had $321.0 million of federal and $176.0 million of state net operating loss carryforwards, or NOLs, available to reduce future taxable income, which will begin to expire in 2030. It is possible that we will not generate taxable income in time to use NOLs before their expiration, or at all. Under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change NOLs to offset its post-change income may be limited. In general, an

“ownership change” will occur if there is a cumulative change in our ownership by “5-percent shareholders” that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. Our ability to use net operating loss to reduce future taxable income and liabilities may be subject to annual limitations as a result of ownership changes that may occur in the future, including as a result of this offering.

The Tax Act, as amended by the Coronavirus Aid, Relief, and Economic Security Act, or CARES Act, among other things, includes changes to U.S. federal tax rates and the rules governing NOLs. For NOLs arising in tax years beginning after December 31, 2017, the Tax Act, as modified by the CARES Act, limits a taxpayer’s ability to utilize NOLs to 80% of taxable income (as calculated before taking the NOLs, and certain other tax attributes, into account) for taxable years beginning after December 31, 2020. In addition, NOLs arising in tax years ending after December 31, 2017 and before January 1, 2021 may be carried back to each of the five taxable years preceding the tax year of such loss, but NOLs arising in taxable years beginning after December 31, 2020 may not be carried back. NOLs arising in tax years beginning after December 31, 2017 can be carried forward indefinitely. NOLs generated in tax years beginning before January 1, 2018 will not be subject to the taxable income limitation and will continue to have a two-year carryback and twenty-year carryforward period. As we maintain a full valuation allowance against our U.S. NOLs, these changes did not impact our consolidated balance sheet as of January 31, 2020 or July 31, 2020. However, in future years, if and when a net deferred tax asset is recognized related to our NOLs, the changes in the carryforward/carryback periods as well as the new limitation on the use of NOLs may significantly impact our valuation allowance assessments for NOLs generated after December 31, 2017.

There is also a risk that due to federal or state regulatory changes, such as suspensions on the use of NOLs, our existing NOLs could expire or otherwise be unavailable to offset future income tax liabilities.

Taxing authorities may successfully assert that we should have collected or in the future should collect sales and use, value added, or similar taxes, and any such assessments could adversely affect our business, financial condition, and results of operations.

We do not collect sales and use, value added, and similar taxes in all jurisdictions in which we have sales, based on our belief that such taxes are not applicable. Sales and use, value added, and similar tax laws and rates vary greatly by jurisdiction. Certain jurisdictions in which we do not collect such taxes may assert that such taxes are applicable, which could result in tax assessments, penalties, and interest, and we may be required to collect such taxes in the future. Such tax assessments, penalties, interest, or future requirements would adversely affect our financial condition and results of operations. Further, in June 2018, the Supreme Court held in South Dakota v. Wayfair, Inc. that states could impose sales tax collection obligations on out-of-state sellers even if those sellers lack any physical presence within the states imposing the sales taxes. Under Wayfair, a person requires only a “substantial nexus” with the taxing state before the state may subject the person to sales tax collection obligations therein. An increasing number of states (both before and after the publication of Wayfair) have considered or adopted laws that attempt to impose sales tax collection obligations on out-of-state sellers. The Supreme Court’s Wayfair decision has removed a significant impediment to the enactment and enforcement of these laws, and it is possible that states may seek to tax out-of-state sellers on sales that occurred in prior tax years, which could create additional administrative burdens for us, put us at a competitive disadvantage if such states do not impose similar obligations on our competitors, and decrease our future sales, which would adversely impact our business, financial condition, and results of operations.

Our business could be adversely affected by pandemics, natural disasters, political crises, or other unexpected events.

A significant natural disaster, such as an earthquake, fire, hurricane, tornado, flood, or significant power outage, could disrupt our operations, mobile networks, the Internet, or the operations of our third-party technology providers. In particular, our corporate headquarters are located in the San Francisco Bay Area, a region known for seismic activity. In addition, any unforeseen public health crises, such as the ongoing

COVID-19 pandemic, political crises, such as terrorist attacks, war, and other political instability, or other catastrophic events, whether in the United States or abroad, can continue to adversely affect our operations or the economy as a whole. The impact of any natural disaster, act of terrorism, or other disruption to us or our third-party providers’ abilities could result in decreased demand for our platform or a delay in the provision of our platform, which would adversely affect our business, financial condition, and results of operations. All of the aforementioned risks would be further increased if our disaster recovery plans prove to be inadequate.

We may become involved in claims, lawsuits, government investigations, and other proceedings that could adversely affect our business, financial condition, and results of operations.

From time to time, we may become involved in various legal proceedings relating to matters incidental to the ordinary course of our business, including intellectual property, commercial, product liability, employment, class action, whistleblower, and other litigation and claims, and governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources, cause us to incur significant expenses or liability, or require us to change our business practices. In addition, the expense of litigation and the timing of this expense from period to period are difficult to estimate, subject to change, and could adversely affect our financial condition and results of operations. Because of the potential risks, expenses, and uncertainties of litigation, we may, from time to time, settle disputes, even where we have meritorious claims or defenses, by agreeing to settlement agreements. Any of the foregoing could adversely affect our business, financial condition, and results of operations.

Our results of operations may be adversely affected by changes in accounting principles applicable to us.

Generally accepted accounting principles in the United States, or GAAP, are subject to interpretation by the Financial Accounting Standards Board, or the FASB, the SEC, and other various bodies formed to promulgate and interpret appropriate accounting principles. Changes in accounting principles applicable to us, or varying interpretations of current accounting principles, in particular, with respect to revenue recognition of our packaging and licensing model, could have a significant effect on our reported results of operations. Further, any difficulties in the implementation of changes in accounting principles, including the ability to modify our accounting systems, could cause us to fail to meet our financial reporting obligations, which could result in regulatory discipline and harm investors’ confidence in us.

Our estimates or judgments relating to our critical accounting policies may be based on assumptions that change or prove to be incorrect, which could cause our results of operations to fall below expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as described in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The results of these estimates form the basis for making judgments about the recognition and measurement of certain assets and liabilities and revenue and expenses that is not readily apparent from other sources. Our accounting policies that involve judgment include those related to revenue recognition, the period of benefit for deferred sales commissions, assumptions used for estimating the fair value of common stock to calculate stock-based compensation, capitalization of internal-use software costs, valuation of goodwill and intangible assets, certain accrued liabilities, and valuation allowances associated with income taxes. If our assumptions change or if actual circumstances differ from those in our assumptions, our results of operations could be adversely affected, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

We have identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations.

In connection with the audit of our consolidated financial statements as of and for the fiscal year ended January 31, 2020, we identified a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness that we identified occurred because we have not designed and maintained effective controls over certain aspects of our information technology systems. More specifically, we did not design and maintain effective user access controls to adequately restrict user and privileged access to financial enterprise resource planning applications, including ensuring appropriate segregation of duties as it relates to the preparation and review of journal entries and the monitoring of system changes. This material weakness did not result in any errors to the consolidated financial statements as of and for the fiscal year ended January 31, 2020 or the six months ended July 31, 2020, nor did we find any evidence of management override of entries in our financial reporting process.

To address this material weakness, we continue to take actions to improve our IT general controls. In particular, we are implementing comprehensive access control protocols for our enterprise resource planning environment to implement restrictions on user and privileged access to certain applications, establishing additional controls over the preparation and review of journal entries and implementing controls to review the activities for those users who have privileged access. While we are undertaking efforts to remediate this material weakness, the material weakness will not be considered remediated until our remediation plan has been fully implemented, the applicable controls operate for a sufficient period of time, and we have concluded, through testing, that the newly implemented and enhanced controls are operating effectively. At this time, we cannot predict the success of such efforts or the outcome of our assessment of the remediation efforts. We can give no assurance that our efforts will remediate this material weakness in our internal control over financial reporting, or that additional material weaknesses will not be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in errors in our consolidated financial statements that could result in a restatement of our financial statements, and could cause us to fail to meet our reporting obligations, any of which could diminish investor confidence in us and cause a decline in the price of our common stock.

We may fail to maintain an effective system of disclosure controls and internal control over financial reporting, which could impair our ability to produce timely and accurate financial statements or comply with applicable regulations.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the listing standards of the Nasdaq Global Select Market. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting. We have expended, and anticipate that we will continue to expend, significant resources in order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting.

Our current controls and any new controls that we develop may become inadequate because of changes in the conditions in our business, including increased complexity resulting from any international expansion. Further, weaknesses in our disclosure controls or our internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting could also adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely adversely affect the market price of our common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the Nasdaq Global Select Market. We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we will be required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company.” At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have an adverse effect on our business, financial condition, and results of operations, and could cause a decline in the market price of our common stock.

We use certain third-party services to manage and operate our business, and any failure or interruption in the services provided by these third parties could adversely affect our business, financial condition, and results of operations.

We use a number of third-party services to manage and operate our business, including pricing software to assist our sales and marketing teams and our finance and accounting teams. These services are critical to our ability to increase our sales to customers, operate, and maintain our platform, and accurately maintain books and records. Any disruption in these services could impair our ability to execute on our operating plan and disrupt our business. Further, if these services cease to be available to us on commercially reasonable terms, or at all, we may be required to use additional or alternative services, or to develop additional capabilities within our business, any of which could require significant resources and adversely affect our business, financial condition, and results of operations.

We believe our long-term value as a company will be greater if we focus on growth, which may negatively impact our results of operations in the near term.

We believe our long-term value as a company will be greater if we focus on growth over short-term results. As a result, our results of operations may be negatively impacted in the near term compared to if our strategy were to maximize short-term profitability. Significant expenditures on sales and marketing efforts, developing and enhancing our platform, and expanding our research and development efforts may not ultimately grow our business or lead to expected long-term results. If our strategy does not lead to expected growth or if we are ultimately unable to achieve results of operations at the levels expected by securities analysts and investors, the market price of our common stock could decline.

We may face fluctuations in currency exchange rates, which could adversely affect our financial condition and results of operations.

As we continue to expand internationally, we will become more exposed to fluctuations in currency exchange rates. A portion of our operating expenses are incurred outside of the United States and denominated in foreign currencies. The strengthening of the U.S. dollar relative to foreign currencies increases the real cost of our platform for our customers outside of the United States, which could lead to the lengthening of our sales cycle or reduced demand for our platform. As we continue our international expansion, increased international sales may result in foreign currency denominated sales, increasing our foreign currency risk. Moreover, this continued expansion will increase operating expenses incurred outside the United States and denominated in foreign currencies. If we are not able to successfully hedge against the risks associated with currency fluctuations, our financial condition and results of operations would be adversely affected. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and we may not be able to successfully hedge our exposure, which would adversely affect our financial condition and results of operations.

Operating as a public company will require us to incur substantial costs and will require substantial management attention.

As a public company, we will incur substantial legal, accounting, and other expenses that we did not incur as a private company. For example, we are subject to the reporting requirements of the Exchange Act, the applicable requirements of the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the rules and regulations of the SEC, and the listing standards of the Nasdaq Global Select Market. The Exchange Act requires, among other things, we file annual, quarterly, and current reports with respect to our business, financial condition, and results of operations. Compliance with these rules and regulations will increase our legal and financial compliance costs, and increase demand on our systems, particularly after we are no longer an “emerging growth company.” In addition, as a public company, we may be subject to stockholder activism, which can lead to additional substantial costs, distract management, and impact the manner in which we operate our business in ways we cannot currently anticipate. As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which may result in threatened or actual litigation, including by competitors.

Certain members of our management team have limited experience managing a publicly traded company, and certain members joined us more recently. As such, our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, and results of operations.

We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation, and stockholder approval of any golden parachute payments not previously approved. As an “emerging growth company,” we are also allowed to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates. We have elected to take advantage of this extended transition period under the JOBS Act with respect to ASU 2016-02, Leases (Topic 842), which establishes a principle for recognition of assets and liabilities from leasing arrangements. Any difficulties in implementing these pronouncements could cause us to fail to meet our financial reporting obligations, which could result in regulatory discipline and harm investors’ confidence in us. We may take advantage of these exemptions for so long as we are an “emerging growth company,” which could be for as long as five full fiscal years following the completion of this offering. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and the market price of our common stock may be more volatile.

Risks Related to Ownership of Our Common Stock

Upon completion of this offering, our executive officers, directors, and holders of 5% or more of our common stock will collectively beneficially own approximately                     % of the outstanding shares of our common stock and continue to have substantial control over us, which will limit your ability to influence the outcome of important transactions, including a change in control.

Upon completion of this offering, our executive officers, directors, and our stockholders who own 5% or more of our outstanding common stock and their affiliates, in the aggregate, will beneficially own approximately                     % of the outstanding shares of our common stock, based on the number of shares outstanding as of July 31, 2020 and assuming no exercise of the underwriters’ over-allotment option. As a result, these stockholders, if acting together, will be able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers, acquisitions, or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership may have the effect of delaying, preventing, or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company, and might ultimately affect the market price of our common stock.

An active trading market for our common stock may never develop or be sustained.

We have applied for the listing of our common stock on the Nasdaq Global Select Market under the symbol “SUMO”. However, we cannot assure you that an active trading market for our common stock will develop on that exchange or elsewhere or, if developed, that any market will be sustained. Accordingly, we cannot assure you of the likelihood that an active trading market for our common stock will develop or be maintained, the liquidity of any trading market, your ability to sell your shares of our common stock when desired, or the prices that you may obtain for your shares.

The market price of our common stock may be volatile, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for shares of our common stock. The initial public offering price of our common stock will be determined through negotiation among us and the underwriters. This price does not necessarily reflect the price at which investors in the market will be willing to buy and sell shares of our common stock following this offering. In addition, the market price of our common stock following this offering is likely to be volatile and could be subject to fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in our common stock since you might be unable to sell your shares at or above the price you paid in this offering. Factors that could cause fluctuations in the market price of our common stock include the following:

•	price and volume fluctuations in the overall stock market from time to time;

•	volatility in the market prices and trading volumes of technology stocks;

•	changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

•	sales of shares of our common stock by us or our stockholders, as well as the anticipation of lock-up releases;

•

failure of securities analysts to maintain coverage of us, changes in financial estimates by securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	the financial projections we may provide to the public, any changes in those projections, or our failure to meet those projections;

•	announcements by us or our competitors of new offerings or platform features;

•	the public’s reaction to our press releases, other public announcements, and filings with the SEC;

•	rumors and market speculation involving us or other companies in our industry;

•	short selling of our common stock or related derivative securities;

•	actual or anticipated changes in our results of operations or fluctuations in our results of operations;

•	actual or anticipated developments in our business, our competitors’ businesses, or the competitive landscape generally;

•	announced or completed acquisitions of businesses, offerings, or technologies by us or our competitors;

•	developments or disputes concerning our intellectual property or other proprietary rights;

•	litigation involving us, our industry, or both, or investigations by regulators into our operations or those of our competitors;

•	new laws or regulations, or new interpretations of existing laws or regulations applicable to our business;

•	changes in accounting standards, policies, guidelines, interpretations, or principles;

•	any significant change in our management; and

•	general economic conditions and slow or negative growth of our markets.

In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, would result in substantial costs and a diversion of our management’s attention and resources.

A substantial portion of the outstanding shares of our common stock after this offering will be restricted from immediate resale but may be sold on a stock exchange in the near future. The large number of shares eligible for public sale or subject to rights requiring us to register them for public sale could depress the market price of our common stock.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering, and the perception that these sales could occur may also depress the market price of our common stock. Based on 83,889,892 shares of our common stock (including the Capital Stock Conversion) outstanding as of July 31, 2020, we will have                      shares of our common stock outstanding after this offering, assuming no exercise of the underwriters’ over-allotment option. Our executive officers, directors, and the holders of substantially all of our capital stock and securities convertible into or exchangeable for our capital stock have entered or will enter into lock-up agreements with the underwriters under which they have agreed or will agree, subject to specific exceptions, not to, without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, on behalf of the underwriters, dispose of or hedge any of our stock for 180 days following the date of this prospectus. We refer to such period as the restricted period. Pursuant to the lock-up agreements, if at any time beginning 90 days after the date of this prospectus, which date we refer to as the Early Expiration Threshold Date, (i) we have publicly filed at least one quarterly report on Form 10-Q or annual report on Form 10-K and (ii) the last reported closing price of our common stock is at least 33% greater than the initial public offering price set forth on the cover page of this prospectus for 10 out of any 15 consecutive trading days ending on or after the Early Expiration Threshold Date, then 20% of the shares of common stock subject to the lock-up agreements will be released from the lock-up agreements immediately prior to the opening of trading on the second trading day following such measurement period. We refer to such release as the Early Lock-Up Expiration. If the Early Lock-Up Expiration would occur when we are in a broadly applicable period during which trading in our securities would not be permitted under our insider trading policy, or a blackout period, the Early Lock-Up Expiration shall be delayed until immediately prior to the opening of trading on the second trading day following the first date that (i) we are no longer in a blackout period and (ii) the closing price of our common stock is at least greater than the initial public offering price set forth on the cover page of this prospectus. In addition, to the extent not released pursuant to the Early Lock-Up Expiration described above, pursuant to the lock-up agreements, if (i) at least 120 days have elapsed since the date of this prospectus, (ii) we have publicly released our earnings results for the quarterly period during which this offering occurred, and (iii) such restricted period is scheduled to end during or within five trading days prior to a blackout period, such restricted period will end 10 trading days prior to the commencement of such blackout period. The underwriters may release certain stockholders from the lock-up agreements prior to the end of the restricted period. When the restricted period in the lock-up agreements expires, our locked-up security holders will be able to sell their shares of common stock in the public market.11

As a result of these agreements and the provisions of our Amended and Restated Investors’ Rights Agreement dated May 1, 2019, or our IRA, described further in the section titled “Description of Capital

Stock—Registration Rights,” and subject to the provisions of Rule 144 or Rule 701, shares of our common stock will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, all shares of our common stock sold in this offering will be immediately available for sale in the public market; and

•

beginning 181 days after the date of this prospectus (subject to the terms of the lock-up agreements described above), the remainder of the shares of our common stock will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below.

Upon completion of this offering, stockholders owning an aggregate of up to 63,761,950 shares of our common stock will be entitled, under our IRA, to require us to register shares owned by them for public sale in the

[11]	See the section titled “Shares Eligible for Future Sale” for additional information.

United States. In addition, we intend to file a registration statement to register shares reserved for future issuance under our equity compensation plans. Upon effectiveness of that registration statement, subject to the satisfaction of applicable exercise periods and the expiration or waiver of the lock-up agreements referred to above, the shares issued upon exercise of outstanding stock options or upon settlement of outstanding RSU awards will be available for immediate resale in the United States in the open market.

Sales of our common stock as restrictions end or pursuant to registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause the market price of our common stock to fall and make it more difficult for you to sell shares of our common stock.

Sales, directly or indirectly, of shares of our common stock by existing equityholders could cause our stock price to decline.

Sales, directly or indirectly, of a substantial number of shares of our common stock, or the public perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. Many of our existing equityholders have substantial unrecognized gains on the value of the equity they hold, and may take, or attempt to take, steps to sell, directly or indirectly, their shares or otherwise secure, or limit the risk to, the value of their unrecognized gains on those shares.

While our executive officers, directors, and the holders of substantially all of our capital stock and securities convertible into or exchangeable for our capital stock have entered into or will enter into lock-up agreements with the underwriters, sales, short sales, or hedging transactions involving our equity securities, whether before or after this offering and whether or not we believe them to be prohibited, could adversely affect the price of our common stock. Further, record holders of our securities are typically the parties to the lock-up agreements, while holders of beneficial interests in our shares who are not also record holders in respect of such shares are not typically subject to any such agreements or other similar restrictions. Accordingly, we believe that holders of beneficial interests who are not record holders and are not bound by lock-up agreements could enter into transactions with respect to those beneficial interests that negatively impact our stock price. In addition, to the extent an equityholder does not comply with or the underwriters are unable to enforce the terms of a lock-up agreement, such equityholder may be able to sell, short sell, transfer, hedge, pledge, or otherwise dispose of or attempt to sell, short sell, transfer, hedge, pledge, or otherwise dispose of, their equity interests at any time after the closing of this offering, which could negatively impact the price of our common stock.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution.

The assumed initial public offering price of $                     per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, is substantially higher than the pro forma as adjusted net tangible book value per share of our outstanding common stock of $                     per share as of                                 . Investors purchasing shares of our common stock in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. Therefore, if you purchase common stock in this offering, you will incur immediate dilution of $                     per share in the net tangible book value per share from the price you paid.

This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased shares prior to this offering. In addition, as of July 31, 2020, options to purchase 26,903,443 shares of our common stock with a weighted-average exercise price of $4.15 per share and 2,909,167 RSUs were outstanding under our equity plans. The exercise of any of these options and settlement of any of these RSUs would result in additional dilution. As a result of the dilution to investors purchasing shares in this offering, investors may receive less than the purchase price paid in this offering, if anything, in the event of our liquidation.12

[12]	See the section titled “Dilution” for additional information.

The issuance of additional stock in connection with financings, acquisitions, investments, our equity incentive plans, or otherwise will dilute all other stockholders.

Our amended and restated certificate of incorporation that will be in effect upon completion of this offering authorizes us to issue up to 1,000,000,000 shares of common stock and up to 100,000,000 shares of preferred stock with such rights and preferences as may be determined by our board of directors. Subject to compliance with applicable rules and regulations, we may issue shares of common stock or securities convertible into shares of our common stock from time to time in connection with a financing, acquisition, investment, our equity incentive plans, or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and cause the market price of our common stock to decline.

We have broad discretion over the use of the net proceeds from this offering and we may not use them effectively.

We cannot specify with any certainty the particular uses of the net proceeds that we will receive from this offering. Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these proceeds effectively could adversely affect our business, financial condition, and results of operations. Pending their use, we may invest our proceeds in a manner that does not produce income or that loses value. Our investments may not yield a favorable return to our investors and may negatively impact the price of our common stock.

Delaware law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make a merger, tender offer, or proxy contest difficult, thereby depressing the market price of our common stock.

Our status as a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay, or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that may make the acquisition of our company more difficult, including the following:

•	our board of directors will be classified into three classes of directors with staggered three-year terms, and directors will only be able to be removed from office for cause;

•	certain amendments to our amended and restated certificate of incorporation will require the approval of at least 66 2⁄3% of our then-outstanding common stock;

•	our stockholders will only be able to take action at a meeting of stockholders and will not be able to take action by written consent for any matter;

•	our amended and restated certificate of incorporation will not provide for cumulative voting;

•	vacancies on our board of directors will be able to be filled only by our board of directors and not by stockholders;

•	a special meeting of our stockholders may only be called by the chairperson of our board of directors, our Chief Executive Officer, or a majority of our board of directors;

•	certain litigation against us can only be brought in Delaware;

•

our amended and restated certificate of incorporation authorizes undesignated preferred stock, the terms of which may be established and shares of which may be issued without further action by our stockholders; and

•	advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

These provisions, alone or together, could discourage, delay, or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and to cause us to take other corporate actions they desire, any of which, under certain circumstances, could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

Our amended and restated bylaws will designate a state or federal court located within the State of Delaware and the federal district courts of the United States as the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to choose the judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders, (iii) any action arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws, or (iv) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court having jurisdiction over indispensable parties named as defendants. Our amended and restated bylaws further provide that the federal district courts of the United States will be the exclusive forum for resolving any complaints asserting a cause of action arising under the Securities Act of 1933, as amended, or the Securities Act.

Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to this provision. This exclusive-forum provision may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. This exclusive forum provision will not apply to any causes of action arising under the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Further, the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. For example, the Court of Chancery of the State of Delaware recently determined that a provision stating that U.S. federal district courts are the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act is not enforceable. However, this decision may be reviewed and ultimately overturned by the Delaware Supreme Court. If a court were to find either exclusive-forum provision in our amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could harm our results of operations.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about us, our business, or our market, or if they change their recommendations regarding our common stock adversely, the market price and trading volume of our common stock could decline.

The trading market for our common stock will depend, in part, on the research and reports that securities or industry analysts publish about us, our business, our market, or our competitors. The analysts’ estimates are based upon their own opinions and are often different from our estimates or expectations. If any of the analysts who cover us change their recommendation regarding our common stock adversely, provide more favorable relative recommendations about our competitors, or publish inaccurate or unfavorable research about our business, the price of our securities would likely decline. If few securities analysts commence coverage of us, or if one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets and demand for our securities could decrease, which could cause the price and trading volume of our common stock to decline.

We do not intend to pay dividends for the foreseeable future.

We have never declared nor paid cash dividends on our capital stock. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. Additionally, our ability to pay cash dividends on our common stock is limited by restrictions under the terms of our credit facility with Silicon Valley Bank. As a result, stockholders must rely on sales of their common stock after price appreciation as the only way to realize any future gains on their investment.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential,” or “continue,” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Forward-looking statements contained in this prospectus include statements about:

•

our future financial performance, including our expectations regarding our revenue, cost of revenue, operating expenses, including changes in sales and marketing, research and development, and general and administrative expenses, and key business metrics, and our ability to achieve and maintain future profitability;

•	the impact of the COVID-19 pandemic and any associated economic downturn on our business and results of operations;

•	our business model and our ability to effectively manage our growth and associated investments;

•	our beliefs about and objectives for future operations, including our estimated total addressable market;

•	market acceptance of our platform;

•	our ability to maintain and expand our customer base, including by attracting new customers;

•	our ability to retain customers and expand their adoption of our platform, particularly our largest customers;

•	the effects of increased competition in our markets and our ability to compete effectively;

•	our ability to maintain the security and availability of our platform;

•	our ability to develop new platform features and functionality, or enhancements to our existing platform features and functionality, and bring them to market in a timely manner;

•	anticipated trends, growth rates, and challenges in our business and in the markets in which we operate;

•	our relationships with third parties, including channel and technology partners;

•	our ability to successfully expand in our existing markets and into new markets, including internationally;

•

our ability to comply with laws and regulations that currently apply or become applicable to our business both in the United States and internationally, including with respect to privacy and data protection;

•	our expectations regarding our ability to obtain, maintain, enforce, defend, and enhance our intellectual property rights;

•	our ability to successfully defend litigation brought against us;

•	the sufficiency of our cash and cash equivalents to meet our liquidity needs;

•	our ability to attract and retain employees and key personnel;

•	future acquisitions or investments;

•	economic and industry trends or trend analysis; and

•	our anticipated uses of the net proceeds from this offering.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

Neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Moreover, the forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

INDUSTRY, MARKET, AND OTHER DATA

Unless otherwise indicated, estimates and information contained in this prospectus concerning our industry and the market in which we operate, including our general expectations, market position, market opportunity, and market size, are based on industry publications and reports generated by third-party providers, other publicly available studies, and our internal sources and estimates. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although we are responsible for all of the disclosure contained in this prospectus and we believe the information from the industry publications and other third-party sources included in this prospectus is reliable, we have not independently verified the accuracy or completeness of the data contained in such sources. The content of, or accessibility through, the below sources and websites, except to the extent specifically set forth in this prospectus, does not constitute a portion of this prospectus and is not incorporated herein and any websites are an inactive textual reference only.

The source of certain statistical data, estimates, and forecasts contained in this prospectus are the following independent industry publications or reports:

•	International Data Corporation, Inc., or IDC, Semiannual Public Cloud Services Tracker, November 2019;

•	IDC, Semiannual Software Tracker, 2019 H1 Forecast Release, November 14, 2019;

•	IDC, Worldwide Global DataSphere Forecast, 2020–2024: The COVID-19 Data Bump and the Future of Data Growth, April 2020;

•	IDC, Worldwide Global DataSphere IoT Device and Data Forecast, 2019–2023, May 2019; and

•	S&P Global Capital IQ database, ©2020: S&P Global Market Intelligence, accessed on January 6, 2020.

The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of shares of our common stock in this offering will be approximately $                    , based upon the assumed initial public offering price of $                     per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, we estimate that the net proceeds to us would be approximately $                    , after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $                     per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds that we receive from this offering by approximately $                    , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us. Similarly, each increase or decrease of 1.0 million in the number of shares of our common stock offered by us would increase or decrease the net proceeds that we receive from this offering by approximately $                    , assuming the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock, and enable access to the public equity markets for us and our stockholders.

We intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses, and capital expenditures. Additionally, we may use a portion of the net proceeds we receive from this offering to acquire or invest in businesses, technologies, assets, or talent. However, we do not have agreements or commitments for any material acquisitions or investments at this time. We cannot specify with certainty the particular uses of the net proceeds that we will receive from this offering. Accordingly, we will have broad discretion in using these proceeds. Pending the use of proceeds from this offering as described above, we may invest the net proceeds that we receive in this offering in short-term, investment grade, interest-bearing instruments.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and other factors that our board of directors may deem relevant. Additionally, our ability to pay cash dividends on our common stock is limited by restrictions under the terms of our credit facility with Silicon Valley Bank.

CAPITALIZATION

The following table sets forth cash and cash equivalents, as well as our capitalization, as of July 31, 2020 as follows:

•	on an actual basis;

•

on a pro forma basis, giving effect to (i) the Capital Stock Conversion, as if such conversion had occurred on July 31, 2020, (ii) the automatic conversion of warrants to purchase up to 32,276 shares of our redeemable convertible preferred stock into warrants to purchase up to 32,276 shares of our common stock, and the resulting reclassification of the redeemable convertible preferred stock warrant liability to additional paid-in capital, (iii) stock-based compensation expense of $7.0 million associated with RSUs subject to service-based and performance-based vesting conditions, which we will recognize upon the completion of this offering, reflected as an increase in additional paid-in capital and accumulated deficit, as further described in Note 2 to our consolidated financial statements included elsewhere in this prospectus, and (iv) the filing and effectiveness of our amended and restated certificate of incorporation in Delaware that will become effective immediately prior to the completion of this offering; and

•

on a pro forma as adjusted basis, giving effect to the pro forma adjustments set forth above and the sale and issuance by us of                      shares of our common stock in this offering, based upon the assumed initial public offering price of $                      per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with our consolidated financial statements and related notes, and the sections titled “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that are included elsewhere in this prospectus.

	As of July 31, 2020
	Actual	Pro Forma	Pro Forma as Adjusted(1)
	(in thousands, except share and per share data)
Cash and cash equivalents	$98,117	$98,117	$

Long-term debt	$24,250	$24,250		$—
Redeemable convertible preferred stock warrant liability	327	—		—

Redeemable convertible preferred stock, par value $0.0001 per share: 65,900,943 shares authorized, 63,761,950 issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	340,167	—		—

Stockholders’ (deficit) equity:
Preferred stock, par value $0.0001 per share: no shares authorized, issued and outstanding, actual; 100,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—		—
Common stock, par value $0.0001 per share: 122,000,000 shares authorized, 20,127,942 shares issued and outstanding, actual; 1,000,000,000 shares authorized, 83,889,892 shares issued and outstanding, pro forma; and 1,000,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted	2	8
Additional paid-in capital	109,261	456,708
Accumulated other comprehensive loss	(195)	(195)
Accumulated deficit	(353,276)	(360,235)

Total stockholders’ (deficit) equity	(244,208)	96,286

Total capitalization	$120,536	$120,536	$

(1)

Each $1.00 increase or decrease in the assumed initial public offering price of $                      per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease the amount of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity, and total capitalization by $                     , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us. An increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, the amount of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity, and total capitalization by $                     , assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions payable by us.

If the underwriters’ over-allotment option is exercised in full, pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity, total capitalization, and shares outstanding as of July 31, 2020 would be $                      million, $                      million, $                      million, $                      million, and                     , respectively.

The pro forma and pro forma as adjusted columns in the table above are based on 83,889,892 shares of our common stock (including 63,761,950 shares of preferred stock on an as-converted basis) outstanding as of July 31, 2020, and exclude the following:

•

13,708 shares of our Series E redeemable convertible preferred stock issuable upon the exercise of a warrant outstanding as of July 31, 2020, with an exercise price of $7.00485 per share, which would result in the issuance of 13,708 shares of our common stock in connection with the Capital Stock Conversion and this offering;

•

8,038 shares of our Series F redeemable convertible preferred stock issuable upon the exercise of a warrant outstanding as of July 31, 2020, with an exercise price of $8.07738 per share, which would result in the issuance of 8,038 shares of our common stock in connection with the Capital Stock Conversion and this offering;

•

10,530 shares of our Series G redeemable convertible preferred stock issuable upon the exercise of a warrant outstanding as of July 31, 2020, with an exercise price of $11.0153 per share, which would result in the issuance of 10,530 shares of our common stock in connection with the Capital Stock Conversion and this offering;

•	32,580 shares of our common stock to be issued in connection with our acquisitions of privately-held companies;

•

175,061 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of July 31, 2020, which were assumed in connection with our acquisition of Jask Labs, with a weighted-average exercise price of $9.93 per share;

•

26,728,382 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of July 31, 2020, with a weighted-average exercise price of $4.11 per share;

•	2,909,167 shares of our common stock subject to RSUs outstanding as of July 31, 2020;

•

1,500 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock granted after July 31, 2020, with a weighted-average exercise price of $12.11683 per share;

•	309,300 shares of our common stock subject to RSUs to be granted after July 31, 2020; and

•	15,377,686 shares of our common stock reserved for future issuance under our equity compensation plans, consisting of:

•	10,000,000 shares of our common stock to be reserved for future issuance under our 2020 Plan, which will become effective prior to the completion of this offering;

•

3,377,686 shares of our common stock reserved for future issuance under our 2010 Plan, which number of shares will be added to the shares of our common stock to be reserved for future issuance under our 2020 Plan upon its effectiveness, at which time we will cease granting awards under our 2010 Plan; and

•	2,000,000 shares of our common stock to be reserved for future issuance under our ESPP, which will become effective prior to the completion of this offering.

Our 2020 Plan and ESPP each provide for annual automatic increases in the number of shares reserved thereunder and our 2020 Plan also provides for increases to the number of shares that may be granted thereunder based on shares under our 2010 Plan that expire, are forfeited, or otherwise repurchased by us, as more fully described in the section titled “Executive Compensation—Employee Benefit and Stock Plans.”

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Dilution in pro forma net tangible book value per share to new investors represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after completion of this offering.

Our historical net tangible book value (deficit) as of July 31, 2020 was $(314.9) million, or $(15.65) per share of common stock. Our historical net tangible book value (deficit) per share represents our total tangible assets, including deferred sales commissions, less our total liabilities and redeemable convertible preferred stock (which is not included in stockholders’ deficit), divided by the number of shares of common stock outstanding as of July 31, 2020.

Our pro forma net tangible book value as of July 31, 2020 was $25.6 million, or $0.30 per share of common stock. Pro forma net tangible book value per share represents our total tangible assets, including deferred sales commissions, less our total liabilities, divided by the number of shares of common stock outstanding as of July 31, 2020 after giving effect to the (i) the Capital Stock Conversion, as if such conversion had occurred on July 31, 2020, (ii) the automatic conversion of warrants to purchase up to 32,276 shares of our redeemable convertible preferred stock into warrants to purchase up to 32,276 shares of our common stock and the resulting reclassification of the redeemable convertible preferred stock warrant liability to additional paid-in capital, (iii) stock-based compensation expense of $7.0 million associated with RSUs subject to service-based and performance-based vesting conditions, which we will recognize upon the completion of this offering, reflected as an increase in additional paid-in capital and accumulated deficit, as further described in Note 2 to our consolidated financial statements included elsewhere in this prospectus, and (iv) the filing and effectiveness of our amended and restated certificate of incorporation in Delaware that will become effective immediately prior to the completion of this offering.

Our pro forma as adjusted net tangible book value represents our pro forma net tangible book value, plus the sale by us of                      shares of our common stock in this offering at the assumed initial public offering price of $                      per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. After deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of July 31, 2020 was $                     , or $                      per share of common stock. This represents an immediate increase in pro forma net tangible book value of $                      per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $                      per share to investors purchasing shares of our common stock in this offering at the assumed initial public offering price. The following table illustrates this dilution:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of July 31, 2020	$(15.65)
Increase per share attributable to pro forma adjustments described above	15.95

Pro forma net tangible book value per share as of July 31, 2020	$0.30
Increase in pro forma net tangible book value per share attributed to new investors purchasing shares from us in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution in pro forma net tangible book value per share to new investors in this offering		$

Each $1.00 increase or decrease in the assumed initial public offering price of $                      per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would

increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share to new investors by $                     , and would increase or decrease, as applicable, dilution per share to new investors purchasing shares of common stock in this offering by $                     , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of our common stock offered by us would increase or decrease, as applicable, our pro forma as adjusted net tangible book value by $                      per share and increase or decrease, as applicable, the dilution to new investors purchasing shares of common stock in this offering by $                      per share, assuming the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters’ over-allotment option is exercised in full, the pro forma as adjusted net tangible book value per share of our common stock, as adjusted to give effect to this offering, would be $                      per share, and the dilution in pro forma net tangible book value per share to new investors purchasing shares of common stock in this offering would be $                      per share.

The following table presents, as of July 31, 2020, after giving effect to the Capital Stock Conversion, the differences between the existing stockholders and the new investors purchasing shares of our common stock in this offering with respect to the number of shares purchased from us, the total consideration paid or to be paid to us, which includes net proceeds received from the issuance of our common stock, and the average price per share paid or to be paid to us at the assumed initial public offering price of $                      per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount		Percentage
Existing stockholders	83,889,892		%		$406,786,979			$4.85
New investors							$

Totals		100%		$		100%

Each $1.00 increase or decrease in the assumed initial public offering price of $                      per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the total consideration paid by new investors and total consideration paid by all stockholders by $                      million, assuming that the number of shares of our common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million in the number of shares of our common stock offered by us would increase or decrease the total consideration paid by new investors and total consideration paid by all stockholders by $                      million, assuming the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ over-allotment option. If the underwriters’ over-allotment option is exercised in full, our existing stockholders would own                     % and our new investors would own                     % of the total number of shares of our common stock outstanding upon completion of this offering.

The number of shares of our common stock that will be outstanding after this offering is based on 83,889,892 shares of our common stock (including 63,761,950 shares of preferred stock on an as-converted basis) outstanding as of July 31, 2020, and excludes:

•

13,708 shares of our Series E redeemable convertible preferred stock issuable upon the exercise of a warrant outstanding as of July 31, 2020, with an exercise price of $7.00485 per share, which would result in the issuance of 13,708 shares of our common stock in connection with this offering;

•

8,038 shares of our Series F redeemable convertible preferred stock issuable upon the exercise of a warrant outstanding as of July 31, 2020, with an exercise price of $8.07738 per share, which would result in the issuance of 8,038 shares of our common stock in connection with this offering;

•

10,530 shares of our Series G redeemable convertible preferred stock issuable upon the exercise of a warrant outstanding as of July 31, 2020, with an exercise price of $11.0153 per share, which would result in the issuance of 10,530 shares of our common stock in connection with this offering;

•	32,580 shares of our common stock to be issued in connection with our acquisitions of privately-held companies;

•

175,061 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of July 31, 2020, which were assumed in connection with our acquisition of Jask Labs, with a weighted-average exercise price of $9.93 per share;

•

26,728,382 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of July 31, 2020, with a weighted-average exercise price of $4.11 per share;

•	2,909,167 shares of our common stock subject to RSUs outstanding as of July 31, 2020;

•

1,500 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock granted after July 31, 2020, with a weighted-average exercise price of $12.11683 per share;

•	309,300 shares of our common stock subject to RSUs to be granted after July 31, 2020; and

•	15,377,686 shares of our common stock reserved for future issuance under our equity compensation plans, consisting of:

•	10,000,000 shares of our common stock to be reserved for future issuance under our 2020 Plan, which will become effective prior to the completion of this offering;

•

3,377,686 shares of our common stock reserved for future issuance under our 2010 Plan, which number of shares will be added to the shares of our common stock to be reserved for future issuance under our 2020 Plan upon its effectiveness, at which time we will cease granting awards under our 2010 Plan; and

•	2,000,000 shares of our common stock to be reserved for future issuance under our ESPP, which will become effective prior to the completion of this offering.

Our 2020 Plan and ESPP each provide for annual automatic increases in the number of shares reserved thereunder, and our 2020 Plan also provides for increases to the number of shares that may be granted thereunder based on shares under our 2010 Plan that expire, are forfeited, or otherwise repurchased by us, as more fully described in the section titled “Executive Compensation—Employee Benefit and Stock Plans.”

To the extent that any outstanding warrants or options to purchase our common stock are exercised, RSUs are settled, or new awards are granted under our equity compensation plans, there will be further dilution to investors participating in this offering.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following selected consolidated statements of operations data for the years ended January 31, 2018, 2019, and 2020 and the selected consolidated balance sheet data as of January 31, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statements of operations data for the six months ended July 31, 2019 and 2020 and the consolidated balance sheet data as of July 31, 2020 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited interim consolidated financial statements on the same basis as the audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments that, in our opinion, are necessary to state fairly the financial information set forth in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future, and our results for the six months ended July 31, 2020 are not necessarily indicative of results to be expected for the full year or any other period. The selected consolidated financial and other data in this section are not intended to replace our consolidated financial statements and related notes and are qualified in their entirety by the consolidated financial statements and related notes included elsewhere in this prospectus. You should read the following selected consolidated financial and other data below in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. The last day of our fiscal year is January 31. Our fiscal quarters end on April 30, July 31, October 31, and January 31.

Consolidated Statements of Operations Data

	Year Ended January 31,			Six Months Ended July 31,
	2018	2019	2020	2019	2020
	(in thousands, except for per share data)
Revenue	$67,828	$103,642	$155,056	$70,232	$96,617
Cost of revenue(1)	22,438	29,010	44,498	17,939	28,539

Gross profit	45,390	74,632	110,558	52,293	68,078

Operating expenses:
Research and development(1)	25,261	36,240	52,462	21,365	33,003
Sales and marketing(1)(2)	43,082	72,218	107,239	46,486	53,630
General and administrative(1)	9,606	14,347	37,263	13,948	16,589
Impairment of capitalized internal-use software	—	—	6,689	—	—

Total operating expenses	77,949	122,805	203,653	81,799	103,222

Loss from operations	(32,559)	(48,173)	(93,095)	(29,506)	(35,144)
Interest and other income, net	568	1,096	1,982	885	73
Interest expense	(19)	(105)	(123)	(26)	(364)

Loss before provision for income taxes	(32,010)	(47,182)	(91,236)	(28,647)	(35,435)
Provision for income taxes	425	607	901	355	347

Net loss	$(32,435)	$(47,789)	$(92,137)	$(29,002)	$(35,782)

Net loss per share attributable to common stockholders, basic and diluted(3)	$(2.92)	$(3.88)	$(6.18)	$(2.13)	$(1.93)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted(3)	11,092	12,314	14,907	13,598	18,522

Pro forma net loss per share, basic and diluted (unaudited)(3)			$(1.21)		$(0.43)

Weighted-average shares used in computing pro forma net loss per share, basic and diluted (unaudited)(3)			76,234		82,284

(1)	Includes stock-based compensation expense as follows:

	Year Ended January 31,			Six Months Ended July 31,
	2018	2019	2020	2019	2020
	(in thousands)
Cost of revenue(b)	$76	$52	$179	$46	$101
Research and development(a)(b)	933	1,609	5,940	1,479	3,878
Sales and marketing(b)	970	1,856	5,791	1,906	3,116
General and administrative(b)	851	3,060	10,124	3,402	2,628

Total stock-based compensation	$2,830	$6,577	$22,034	$6,833	$9,723

(a)	See Note 11 to our consolidated financial statements included elsewhere in this prospectus for the capitalized stock-based compensation expense related to internal-use software development costs.
(b)

See Note 11 to our consolidated financial statements included elsewhere in this prospectus for the incremental stock-based compensation expense related to transfers of our common stock by our current and former employees to existing investors for amounts over the estimated fair value at the date of the transaction.

(2)

During the year ended January 31, 2020 and the six months ended July 31, 2020, we recorded sales and marketing expenses of $4.5 million and $1.5 million, respectively, for additional compensation and other costs related to the employment status of certain current and former employees. Of the aggregate $6.0 million, approximately $4.5 million is expected to be paid as part of a signed settlement agreement. For more information, see the section titled “Business—Legal Proceedings.”

(3)

See Note 14 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to compute the historical and pro forma net loss per share and the number of shares used in the computation of the per share amounts.

Consolidated Balance Sheet Data

	As of January 31,		As of July 31,
	2019	2020	2020
	(in thousands)
Cash and cash equivalents	$65,631	$101,513	$98,117
Working capital(1)	21,174	33,080	34,348
Total assets	113,565	237,761	233,488
Deferred revenue	66,067	88,685	82,552
Long-term debt	—	—	24,250
Redeemable convertible preferred stock	234,095	340,167	340,167
Total stockholders’ deficit	(202,464)	(220,574)	(244,208)

(1)	Working capital is defined as current assets less current liabilities.

Non-GAAP Financial Measures13

Non-GAAP Gross Profit and Non-GAAP Gross Margin

We define non-GAAP gross profit and non-GAAP gross margin as gross profit and gross margin, respectively, excluding stock-based compensation expense recorded to cost of revenue and amortization of acquired intangible assets. We use non-GAAP gross profit and non-GAAP gross margin in conjunction with GAAP financial measures as part of our overall assessment of our performance, including the preparation of our annual operating budget and quarterly forecasts, to evaluate the effectiveness of our business strategies, and to communicate with our board of directors concerning our financial performance.

	Year Ended January 31,			Six Months Ended July 31,
	2018	2019	2020	2019	2020
	(dollars in thousands)
Gross profit	$45,390	$74,632	$110,558	$52,293	$68,078
Non-GAAP gross profit	45,558	75,001	113,306	52,559	71,590
Gross margin	67%	72%	71%	74%	70%
Non-GAAP gross margin	67%	72%	73%	75%	74%

Non-GAAP Operating Loss and Non-GAAP Operating Margin

We define non-GAAP operating loss and non-GAAP operating margin as loss from operations and operating margin, respectively, excluding stock-based compensation expense, amortization of acquired intangible assets, acquisition-related expenses, and impairment of capitalized internal-use software. We use non-GAAP operating loss and non-GAAP operating margin in conjunction with GAAP measures as part of our overall assessment of our performance, including the preparation of our annual operating budget and quarterly forecasts, to evaluate the effectiveness of our business strategies, and to communicate with our board of directors concerning our financial performance.

	Year Ended January 31,			Six Months Ended July 31,
	2018	2019	2020	2019	2020
	(dollars in thousands)
Loss from operations	$(32,559)	$(48,173)	$(93,095)	$(29,506)	$(35,144)
Non-GAAP operating loss	(29,637)	(41,279)	(58,798)	(22,453)	(22,010)
Operating margin	(48)%	(46)%	(60)%	(42)%	(36)%
Non-GAAP operating margin	(44)%	(40)%	(38)%	(32)%	(23)%

Free Cash Flow

We define free cash flow as cash used in operating activities less purchases of property and equipment and capitalized internal-use software. We believe free cash flow is a useful indicator of liquidity that provides our management, board of directors, and investors with information about our future ability to generate or use cash to enhance the strength of our balance sheet and further invest in our business and pursue potential strategic initiatives.

	Year Ended January 31,			Six Months Ended July 31,
	2018	2019	2020	2019	2020
	(in thousands)
Cash used in operating activities	$(6,528)	$(22,127)	$(48,569)	$(15,542)	$(27,906)
Cash used in investing activities	(2,959)	(1,544)	(23,385)	(5,222)	(1,149)
Cash provided by financing activities	74,986	1,654	108,135	108,501	25,717
Free cash flow	(8,137)	(23,671)	(56,225)	(19,834)	(29,055)

[13]

See the section titled “Reconciliation of Non-GAAP Financial Measures to Most Directly Comparable GAAP Financial Measures” for a reconciliation of each non-GAAP financial measure to the most directly comparable financial measure calculated in accordance with GAAP.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the sections titled “Special Note Regarding Forward-Looking Statements” and “Risk Factors” for a discussion of forward-looking statements and important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. The last day of our fiscal year is January 31. Our fiscal quarters end on April 30, July 31, October 31, and January 31. Our fiscal years ended January 31, 2018, 2019, and 2020 are referred to herein as fiscal 2018, fiscal 2019, and fiscal 2020, respectively.

Overview

Sumo Logic is the pioneer of Continuous Intelligence, a new category of software, which enables organizations of all sizes to address the challenges and opportunities presented by digital transformation, modern applications, and cloud computing. Our Continuous Intelligence Platform enables organizations to automate the collection, ingestion, and analysis of application, infrastructure, security, and IoT data to derive actionable insights within seconds. Continuous Intelligence leverages AI/ML capabilities, and is provided as a multi-tenant cloud service that allows organizations to more rapidly deliver reliable applications and digital services, protect against modern security threats, and consistently optimize their business processes in real time. This empowers employees across all lines of business, development, IT, and security teams with the data and insights needed to address the technology and collaboration challenges required for modern business. With our Continuous Intelligence Platform, executives and employees have the intelligence they require to take prescriptive action in real time—a modern business imperative.

We were founded in 2010 by big data and security experts who set out to empower businesses to extract real-time insights from their enterprise data through a cloud-native platform. Since our founding, we have continued to evolve our platform by expanding its use cases and improving its functionality, scalability, and the overall value it delivers for our customers.

We generate revenue through the sale of subscriptions to customers that enable them to access our cloud-native platform. We recognize subscription revenue ratably over the term of the subscription, which is generally one year, but can be three years or longer. We offer multi-tiered paid subscription packages for access to our platform, the pricing for which differs based on a variety of factors, including volume of data to be ingested, duration of data retention, and breadth of access to platform features and functionalities. Our subscription packages encourage customers to expand their adoption of our platform by providing them with the flexibility to ingest and analyze large volumes of data and the ability to access a broad suite of platform features and functionalities without incurring overage fees, as well as insights into their usage patterns. We also deliver basic customer support with each of our paid subscription packages, and customers have the ability to purchase subscriptions to our premium support service.

Our go-to-market strategy consists of self-service adoption through our website, an inside sales team, a field sales team, and a partner channel. We offer free trials that enable potential customers to experience the benefits of our platform, and we see significant conversion from our trial users to paid customers, with approximately one-third of our new customers in fiscal 2020 having been free trial users who converted into paying customers. We leverage our user community to proactively identify trends, gather global insights, and create new use cases, thereby empowering us to deliver out-of-the-box value to our customers. We employ a land-and-expand business model centered around our platform offerings, which have a rapid time to value for our customers and are easily extensible to multiple use cases across a business. We utilize the analytical capabilities of our platform and our customer success team to understand how our customers use, and how they would benefit from expanding their use of, our platform. This understanding helps us successfully upsell and cross sell to our existing customers.

Our efficient land-and-expand model has helped us accelerate adoption within our largest customers, as evidenced by our customers with over $100,000 of ARR, which was 187 at the end of fiscal 2018, 234 at the end of fiscal 2019, 323 at the end of fiscal 2020, and 330 as of July 31, 2020 and our customers with over $1 million of ARR, which was seven at the end of fiscal 2018, 17 at the end of fiscal 2019, 25 at the end of fiscal 2020, and 29 as of July 31, 2020.14 We have also been successful in retaining our customers and increasing their spend with us over time. Our dollar-based net retention rate has fluctuated between approximately 120% and 130% for each of the past ten quarters.15

Our marketing organization is focused on building our brand reputation and awareness, which drive customer demand for our platform. As part of these efforts, our marketing team engages with prospective customers through thought leadership initiatives, email and event marketing, digital advertising, social media, and other public relations activities. We also host an annual customer conference, Illuminate, which brings together our customers with thought leaders in IT operations, development and operations, and security.

As of July 31, 2020, we had over 2,100 customers worldwide, spanning organizations of a broad range of sizes and industries. Our customers include organizations in healthcare, financial and professional services, media and entertainment, government and education, retail, industrials and manufacturing, travel, technology and

[14]

We define ARR as the annualized recurring revenue run-rate from all customers that are under contract with us at the end of the period or with which we are negotiating a renewal contract. Given our historical experience of customer renewals, if we are in active discussions for a renewal, we continue to include customers with expired contracts in our ARR until the customer either renews its contract or negotiations terminate without renewal. For certain customers whose revenue may fluctuate from month to month based upon their specific contractual arrangements, we calculate ARR using the annualized monthly recurring revenue, or MRR, run-rate (MRR multiplied by 12). This enables us to calculate our anticipated recurring revenue for all customers based on our packaging and licensing models, which we believe provides a more accurate view of our anticipated recurring revenue.

[15]

We calculate our dollar-based net retention rate by first identifying customers, or the Base Customers, in a particular quarter, or the Base Quarter. We then divide the ARR in the same quarter of the subsequent year attributable to the Base Customers, or the Comparison Quarter, by the ARR attributable to those Base Customers in the Base Quarter. Our dollar-based net retention rate in a particular quarter is obtained by averaging the result from that particular quarter with the corresponding results from each of the prior three quarters.

communications. Our customer count changed from 1,626 as of January 31, 2018 to 1,900 as of January 31, 2019, to 2,137 as of January 31, 2020, and to 2,130 as of July 31, 2020.16

The power of our platform, and the benefits that it delivers to customers, has driven rapid growth in our revenue. For fiscal 2018, 2019, and 2020, our revenue was $67.8 million, $103.6 million, and $155.1 million, respectively, representing year-over-year growth rates of 53% and 50%, respectively. For the six months ended July 31, 2019 and 2020, our revenue was $70.2 million and $96.6 million, respectively, representing a period-over-period growth rate of 38%. We generated net losses of $32.4 million, $47.8 million, $92.1 million, $29.0 million, and $35.8 million for fiscal 2018, 2019, and 2020, and the six months ended July 31, 2019 and 2020, respectively, as we continue to invest in our business. We had cash and cash equivalents of $101.5 million and $98.1 million as of January 31, 2020 and July 31, 2020, respectively, and cash used in operating activities was $6.5 million, $22.1 million, $48.6 million, $15.5 million, and $27.9 million for fiscal 2018, 2019, and 2020, and the six months ended July 31, 2019 and 2020, respectively. As of July 31, 2020, we had $24.3 million in long-term debt.

Impact of COVID-19

As a result of the COVID-19 pandemic, we have temporarily closed our headquarters and other offices, required our employees and contractors to work remotely, and implemented travel restrictions, all of which represent a significant disruption in how we operate our business. Additionally, in May 2020, as part of our efforts to respond to the COVID-19 pandemic and ensure longer-term financial stability, we initiated cost reduction measures, including a headcount reduction. The operations of our partners and customers have likewise been disrupted, and we believe this has caused delays in renewal decisions for some of our existing customers, caused customers to request concessions such as extended payment terms or better pricing, and affected contraction or churn rates for our customers. While the duration and extent of the COVID-19 pandemic depends on future developments that cannot be accurately predicted at this time, such as the duration and spread of the outbreak and the extent and effectiveness of containment actions, it has already had an adverse effect on the global economy and the ultimate societal and economic impact of the COVID-19 pandemic remains unknown. In particular, the conditions caused by this pandemic have affected the rate of global IT spending and have adversely affected demand and may continue to adversely affect demand for our platform, lengthen our sales cycles, reduce the value or duration of subscriptions, negatively impact collections of accounts receivable as a result of extended payment terms, concessions, or customer inability to pay, cause delays in renewal decisions for existing customers, reduce expected spending from new customers, cause some of our customers to go out of business, limit the ability of our sales force to travel to existing customers and potential customers, and affect contraction or churn rates of our paying customers, all of which could further adversely affect our business, results of operations, and financial condition during fiscal 2021 and potentially future periods. We believe that the COVID-19 pandemic could also accelerate customer transformation into digital businesses, which we expect will generate additional opportunities for us in the future. Due to our subscription-based business model, the effect of the COVID-19 pandemic may not be fully reflected in our revenue until future periods. See the section titled “Risk Factors” for further discussion of the challenges and risks we have encountered and could encounter related to the COVID-19 pandemic.

[16]

We define a customer as a separate legal entity, such as a company or an educational or government institution, that is under a paid contract with us or with which we are negotiating a renewal contract at the end of a given period. To the extent we are negotiating a renewal with a customer after the expiration of the contract, we continue to include that customer in our customer count if we are in active discussions for a renewal or upgrade. Given our historical experience of customer renewals, if we are in active discussions for a renewal or upgrade, we continue to include customers with expired contracts in our customer count until the customer either renews its contract or negotiations terminate without renewal. In situations where an organization has multiple subsidiaries or divisions that separately contract with us, we typically treat only the parent entity as the customer instead of treating each subsidiary or division as a separate customer. However, we count each purchaser of our self-service offering as a unique customer, regardless of other subscriptions such organization may have.

Key Factors Affecting Our Performance

New Customer Acquisition

Our business depends, in part, on our ability to add new customers. According to IDC, by 2024, there will be over 140 ZB of data generated, of which nearly 25% will be real time.17 As businesses transition to the public cloud and with the increasing number of cloud-native businesses, continuous intelligence will become even more of a strategic imperative. We believe this growing adoption of cloud infrastructure across all organizations will continue to drive demand for our platform and broaden our customer base. Since our platform has offerings for organizations of all sizes and across industries, including organizations of all stages of cloud maturity, we believe these market changes present a significant opportunity for growth. Our customer count changed from 1,626 as of January 31, 2018, to 1,900 as of January 31, 2019, to 2,137 as of January 31, 2020, and to 2,130 as of July 31, 2020. We expect that our ability to add new customers may be negatively impacted by current economic uncertainty in light of the COVID-19 pandemic. We will continue to focus on new customer acquisition by investing in sales and marketing to build brand awareness, expanding our community, and driving adoption of our platform as we further capture the opportunity in our addressable market.

Expanding within our Existing Customer Base

Our business depends, in part, on the degree to which our land-and-expand strategy is successful. Our customers often initially adopt our platform for a specific use case and subsequently increase their adoption as they realize the benefits and flexibility of our platform. We have been successful in expanding our existing customers’ adoption of our platform as demonstrated by our dollar-based net retention rate, which we consider an indicator of our ability to retain and expand revenue from existing customers over time. Our dollar-based net retention rate has fluctuated between approximately 120% and 130% for each of the past ten quarters, though our dollar-based net retention rate could decline in the short term because of the impact of the COVID-19 pandemic on our business and results of operations.18 In addition, our customers that had ARR greater than $1 million or more as of July 31, 2020 have experienced a ten-fold increase in aggregate in their ARR since their initial subscription agreement with us.

[17]

IDC, Worldwide Global DataSphere Forecast, 2020-2024: The COVID-19 Data Bump and the Future of Data Growth, April 2020; see the section titled “Industry, Market, and Other Data” for additional information.

[18]	See the section titled “—Overview” for a description of how we calculate dollar-based net retention rate.

We continuously focus on increasing the value our customers derive from our platform. The chart below illustrates the strong relationship with our existing customers by showing the initial ARR of a cohort of new customers in a given year and the increase in ARR over time for that same cohort of customers. On average, the ARR of our cohorts grew at a compound annual growth rate of over 35%. By increasing ARR with existing customers over time, we can significantly increase the return on our upfront sales and marketing investments.19

Customer Cohort Analysis

($M, ARR)

Continued Investment in Technology Leadership and Innovation

We intend to extend our leadership position by continuing to innovate, bringing new technologies to market, honing best practices, and driving thought leadership. Our success depends, in part, on our ability to sustain innovation and technology leadership in order to maintain a competitive advantage. We expect to continue to invest in research and development to increase our revenue and achieve long-term profitability, and we intend to continue extending the applicability of our platform as well as improving the value of our offerings for our customers. We believe that our platform is highly differentiated and has broad applicability to a wide variety of use cases, and we will continue to invest in developing and enhancing platform features and functionality to further extend the adoption of our platform. Additionally, we will continue to evaluate opportunities to acquire or invest in businesses, offerings, technologies, or talent that we believe could complement or expand our platform, enhance our technical capabilities, or otherwise offer growth opportunities. Once we complete acquisitions, we must successfully integrate and manage these acquisitions to realize their benefits.

International Expansion

We intend to continue to invest in our international operations to grow our business outside of the United States. We generated 16% of our revenue outside the United States in each of fiscal 2018, 2019, and 2020, and the six months ended July 31, 2019 and 2020. We believe that global demand for Continuous Intelligence and for the functionality of our platform will continue to increase as international businesses undergo digital transformations and adopt cloud-based technologies. We currently have a sales presence throughout Asia-Pacific-Japan, or APJ, and Europe, with sales offices in Sydney, Australia, Tokyo, Japan, and London, United Kingdom, and we further increase our global reach with our over 150 international channel partners. International expansion over the long term represents a significant opportunity and we plan to continue to invest in growing our presence internationally, both through expanding our sales and marketing efforts and leveraging channel and other ecosystem partners.

[19]	See the section titled “—Overview” for a description of how we calculate ARR.

Cohort Contribution Analysis

To give more visibility into the economics of our customer relationships, we are providing a contribution analysis of the customers we acquired during the year ended January 31, 2018, or the 2018 Cohort. We believe the 2018 Cohort is a fair representation of our overall customer base because it includes customers across industries and geographies and includes customers that have expanded their subscriptions as well as those who have reduced or not renewed their subscriptions.

We define contribution as the aggregate ARR from the 2018 Cohort at the end of a given fiscal year, less the estimated associated cost of revenue and estimated allocated sales and marketing expense, which we collectively refer to as associated costs. We define contribution margin as contribution divided by the aggregate ARR from the 2018 Cohort in a given fiscal year. Contribution is not prepared in accordance with GAAP, as it utilizes ARR, which is an operational measure.

The estimated associated cost of revenue consists of direct costs to deliver and support our platform, including personnel and related costs, third-party hosting fees related to our cloud platform, amortization of internal-use software and acquired developed technology, as well as allocated facilities and IT costs. For each fiscal year, we estimated the cost of revenue for the 2018 Cohort by multiplying (i) an amount equal to one minus the non-GAAP gross margin for all customers in that year by (ii) the ARR for the 2018 Cohort.

Estimated associated sales and marketing expenses consist primarily of personnel and related expenses, including allocated overhead costs and commissions, costs of general marketing and promotional activities, including free trials of our platform, fees for professional services related to marketing, and software and hardware to support growth in our employee base. A significant portion of our sales and marketing expenses are dedicated to acquiring new customers, and, accordingly, these costs are mainly associated with the newest cohort of customers in a given fiscal year. We exclude from this analysis stock-based compensation, as it is a non-cash expense, and all research and development and general and administrative expenses because these expenses support the growth of our business broadly and benefit all customers.

At the end of fiscal 2018, the 2018 Cohort accounted for $10.1 million in ARR and $19.8 million in associated costs, representing a contribution of $(9.7) million, or a contribution margin of (97)%. At the end of fiscal 2019, the 2018 Cohort accounted for $14.6 million in ARR and $7.6 million in associated costs, representing a contribution of $7.0 million, or a contribution margin of 48%. At the end of fiscal 2020, the 2018 Cohort accounted for $18.3 million in ARR and $8.2 million in associated costs, representing a contribution of $10.1 million, or a contribution margin of 55%. These metrics are illustrated in the chart below.

The 2018 Cohort may not be representative of any other group of customers in any fiscal years, and is not a predictor of future financial performance of the 2018 Cohort or other cohorts. We cannot predict whether the contribution margin for the 2018 Cohort or other cohorts in the future will be similar to the results for the 2018 Cohort in fiscal 2019 or fiscal 2020. The contribution margin of our 2018 Cohort may fluctuate materially from one fiscal year to another depending on, among other things, the number of customers remaining in a cohort, our ability to expand adoption of our platform, the timing of when we are able to generate these sales, changes in our packaging and licensing models, and changes in our associated costs. We do not have consistent corresponding information for prior historical periods that would allow us to present additional historical cohorts, and the ARR, associated costs, contribution, and contribution margin from such cohorts could vary. The calculation of contribution margin involves the use of estimates, judgment, and assumptions that are highly complex and subjective, such as those regarding associated costs. Other companies may calculate contribution and contribution margin differently, and, therefore, the cohort analyses of other companies may not be directly comparable to ours. Contribution and contribution margin are operational measures; they are not financial measures of profitability and are not intended to be used as proxies for the potential future profitability of our business. Additionally, contribution and contribution margin are not measures that our management utilizes to manage or evaluate the business. We are not profitable, and even if our ARR exceeds our associated costs over time, we may continue to incur net losses and may not be able to achieve or maintain profitability.

Non-GAAP Financial Measures20

Non-GAAP Gross Profit and Non-GAAP Gross Margin

We define non-GAAP gross profit and non-GAAP gross margin as gross profit and gross margin, respectively, excluding stock-based compensation expense recorded to cost of revenue and amortization of acquired intangible assets. We use non-GAAP gross profit and non-GAAP gross margin in conjunction with GAAP financial measures as part of our overall assessment of our performance, including the preparation of our annual operating budget and quarterly forecasts, to evaluate the effectiveness of our business strategies, and to communicate with our board of directors concerning our financial performance.

	Year Ended January 31,			Six Months Ended July 31,
	2018	2019	2020	2019	2020
	(dollars in thousands)
Gross profit	$45,390	$74,632	$110,558	$52,293	$68,078
Non-GAAP gross profit	45,558	75,001	113,306	52,559	71,590
Gross margin	67%	72%	71%	74%	70%
Non-GAAP gross margin	67%	72%	73%	75%	74%

Non-GAAP Operating Loss and Non-GAAP Operating Margin

We define non-GAAP operating loss and non-GAAP operating margin as loss from operations and operating margin, respectively, excluding stock-based compensation expense, amortization of acquired intangible assets, acquisition-related expenses, and impairment of capitalized internal-use software. We use non-GAAP operating loss and non-GAAP operating margin in conjunction with GAAP measures as part of our overall assessment of our performance, including the preparation of our annual operating budget and quarterly forecasts, to evaluate the effectiveness of our business strategies, and to communicate with our board of directors concerning our financial performance.

	Year Ended January 31,			Six Months Ended July 31,
	2018	2019	2020	2019	2020
	(dollars in thousands)
Loss from operations	$(32,559)	$(48,173)	$(93,095)	$(29,506)	$(35,144)
Non-GAAP operating loss	(29,637)	(41,279)	(58,798)	(22,453)	(22,010)
Operating margin	(48)%	(46)%	(60)%	(42)%	(36)%
Non-GAAP operating margin	(44)%	(40)%	(38)%	(32)%	(23)%

[20]

See the section titled “Reconciliation of Non-GAAP Financial Measures to Most Directly Comparable GAAP Financial Measures” for a reconciliation of each non-GAAP financial measure to the most directly comparable financial measure calculated in accordance with GAAP.

Free Cash Flow

We define free cash flow as cash used in operating activities less purchases of property and equipment and capitalized internal-use software. We believe free cash flow is a useful indicator of liquidity that provides our management, board of directors, and investors with information about our future ability to generate or use cash to enhance the strength of our balance sheet and further invest in our business and pursue potential strategic initiatives.

	Year Ended January 31,			Six Months Ended July 31,
	2018	2019	2020	2019	2020
	(in thousands)
Cash used in operating activities	$(6,528)	$(22,127)	$(48,569)	$(15,542)	$(27,906)
Cash used in investing activities	(2,959)	(1,544)	(23,385)	(5,222)	(1,149)
Cash provided by financing activities	74,986	1,654	108,135	108,501	25,717
Free cash flow	(8,137)	(23,671)	(56,225)	(19,834)	(29,055)

Acquisition of Jask Labs

On October 25, 2019, we completed the acquisition of Jask Labs, a privately-held software company that offers a cloud-native security analytics solution. The acquisition brings together our platform, including our cloud SIEM and security compliance solutions, with Jask Labs’ security analytics solution to deliver an integrated, cloud-native security intelligence solution. The aggregate purchase consideration was $55.1 million, of which $11.2 million was paid in cash, $43.3 million was comprised of 3,573,659 shares of common stock, and $0.6 million was comprised of assumed options to purchase 265,075 shares of common stock.

Components of Results of Operations

Revenue

We generate subscription revenue through the sale of subscriptions to customers that enable them to access our cloud-native platform. Subscription terms are generally one year, but can be three years or longer, and a substantial majority of our contracts are non-cancelable. Subscription revenue is driven by sales of our multi-tiered paid subscriptions, the pricing for which differs based on a variety of factors, including volume of data expected to be ingested, duration of data retention, and breadth of access to our platform features and functionalities. Due to the ease of using our platform, professional services revenue from configuration, implementation, and training services constituted less than 1% of our total revenue for fiscal 2018, 2019, and 2020, and for the six months ended July 31, 2019 and 2020.

Cost of Revenue

Cost of revenue includes all direct costs to deliver and support our platform, including personnel and related costs, third-party hosting fees related to our cloud platform, amortization of internal-use software and acquired developed technology, as well as allocated facilities and IT costs.

As new customers purchase access to our platform and our existing customer base expands their utilization of our platform, we will incur greater cloud hosting costs related to the increased volume of data being hosted. We will continue to invest additional resources in our platform infrastructure and customer support organizations to expand the capabilities of our platform features and ensure that our customers are realizing the full benefit of our platform. The level and timing of investment in these areas could affect our cost of revenue in the future.

Gross Profit and Gross Margin

Gross profit represents revenue less cost of revenue, and gross margin is gross profit expressed as a percentage of revenue. Our gross margin may fluctuate from period to period as our revenue fluctuates, and has been and will continue to be affected by various factors, including the timing and amount of investments to maintain or expand our cloud hosting capability, the continued growth of our platform and customer support teams, increased compensation expenses, as well as amortization of costs associated with capitalized internal-use software and acquired intangible assets. We expect our gross profit to increase and our gross margin to increase modestly over the long term due to the continued growth in the use of our platform and cost efficiencies related to our cloud hosting services, although our gross margins could fluctuate from period to period depending on the interplay between the factors described above.

Operating Expenses

Our operating expenses consist of research and development, sales and marketing, and general and administrative expenses. Personnel and related expenses are the most significant component of operating expenses and consist of salaries, employee benefit costs, payroll taxes, bonuses, sales commissions, travel-related expenses, and stock-based compensation expense, as well as the allocated portion of overhead costs for facilities and IT. Operating expenses also include cloud infrastructure fees and other services related to staging and development efforts for our platform.

Research and Development

Research and development expenses consist primarily of costs related to research, design, maintenance, and minor enhancements of our platform that are expensed as incurred. These costs consist primarily of personnel and related expenses, including allocated overhead costs, contractor and consulting fees related to the design, development, testing, and enhancement of our platform, and software, hardware, and cloud infrastructure fees for staging and development related to research and development activities necessary to support growth in our employee base and in the adoption of our platform. We expect that our research and development expenses will increase in dollar value as we continue to increase our investments in our platform. However, we anticipate research and development expenses will decrease as a percentage of our revenue over the long term, although they may fluctuate as a percentage of our revenue from period to period depending on the timing of expenses.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel and related expenses including allocated overhead costs and commissions, costs of general marketing and promotional activities, including free trials of our platform, fees for professional services related to marketing, and software and hardware to support growth in our employee base. Sales commissions earned by our sales force that are considered incremental costs of obtaining a subscription with a customer are deferred and amortized on a straight-line basis over the expected period of benefit, which we have determined to be five years. We expect that our sales and marketing expenses will increase in dollar value over the long term, though the dollar value of such expenses may fluctuate in the near term. We believe that sales and marketing expenses will continue to be our largest operating expense for the foreseeable future as we expand our sales and marketing efforts. However, we expect that our sales and marketing expenses will decrease as a percentage of our revenue over the long term, although they may fluctuate as a percentage of revenue from period to period depending on the timing of expenses.

General and Administrative

General and administrative expenses consist primarily of personnel and related expenses associated with our executive, finance, legal, human resources, information technology and security, and other administrative personnel. In addition, general and administrative expenses include non-personnel costs, such as fees for professional services such as external legal, accounting, and other consulting services, hardware and software costs, certain taxes other than income taxes, and overhead costs not allocated to other departments.

We expect to incur additional expenses as a result of operating as a public company, including expenses related to compliance with the rules and regulations of the SEC and the listing standards of the Nasdaq Global

Select Market, and increased expenses for insurance, investor relations, and fees for professional services. We expect that our general and administrative expenses will increase in dollar value as our business grows. However, we expect that our general and administrative expenses will decrease as a percentage of our revenue as our revenue grows over the long term, although they may fluctuate as a percentage of revenue from period to period depending on the timing of expenses.

Interest and Other Income, Net

Interest and other income, net primarily consists of interest income and foreign currency transaction gains (losses).

Interest Expense

Interest expense primarily consists of interest incurred in connection with borrowings under our revolving line of credit facility.

Provision for Income Taxes

Provision for income taxes consists primarily of income taxes in certain foreign and state jurisdictions in which we conduct business. We maintain a full valuation allowance on our federal and state net deferred tax assets as we have concluded that it is not more likely than not that the deferred tax assets will be realized.

Results of Operations

The following table sets forth our consolidated statements of operations data for the periods indicated:

	Year Ended January 31,			Six Months Ended July 31,
	2018	2019	2020	2019	2020
	(in thousands)
Revenue	$67,828	$103,642	$155,056	$70,232	$96,617
Cost of revenue(1)(2)	22,438	29,010	44,498	17,939	28,539

Gross profit	45,390	74,632	110,558	52,293	68,078

Operating expenses:
Research and development(1)	25,261	36,240	52,462	21,365	33,003
Sales and marketing(1)(3)	43,082	72,218	107,239	46,486	53,630
General and administrative(1)	9,606	14,347	37,263	13,948	16,589
Impairment of capitalized internal-use software	—	—	6,689	—	—

Total operating expenses	77,949	122,805	203,653	81,799	103,222

Loss from operations	(32,559)	(48,173)	(93,095)	(29,506)	(35,144)
Interest and other income, net	568	1,096	1,982	885	73
Interest expense	(19)	(105)	(123)	(26)	(364)

Loss before provision for income taxes	(32,010)	(47,182)	(91,236)	(28,647)	(35,435)
Provision for income taxes	425	607	901	355	347

Net loss	$(32,435)	$(47,789)	$(92,137)	$(29,002)	$(35,782)

(1)	Includes stock-based compensation expense as follows:

	Year Ended January 31,			Six Months Ended July 31,
	2018	2019	2020	2019	2020
	(in thousands)
Cost of revenue(b)	$76	$52	$179	$46	$101
Research and development(a)(b)	933	1,609	5,940	1,479	3,878
Sales and marketing(b)	970	1,856	5,791	1,906	3,116
General and administrative(b)	851	3,060	10,124	3,402	2,628

Total stock-based compensation	$2,830	$6,577	$22,034	$6,833	$9,723

(a)	See Note 11 to our consolidated financial statements included elsewhere in this prospectus for the capitalized stock-based compensation expense related to internal-use software development costs.
(b)

See Note 11 to our consolidated financial statements included elsewhere in this prospectus for the incremental stock-based compensation expense related to transfers of our common stock by our current and former employees to existing investors for amounts over the estimated fair value at the date of the transaction.

(2)	Includes amortization of acquired intangible assets as follows:

	Year Ended January 31,			Six Months Ended July 31,
	2018	2019	2020	2019	2020
	(in thousands)
Cost of revenue	$92	$317	$2,569	$220	$3,411

Total amortization	$92	$317	$2,569	$220	$3,411

(3)

During the year ended January 31, 2020 and the six months ended July 31, 2020, we recorded sales and marketing expenses of $4.5 million and $1.5 million, respectively, for additional compensation and other costs related to the employment status of certain current and former employees. Of the aggregate $6.0 million, approximately $4.5 million is expected to be paid as part of a signed settlement agreement. For more information, see the section titled “Business—Legal Proceedings.”

The following table sets forth our consolidated statements of operations data expressed as a percentage of revenue:

	Year Ended January 31,			Six Months Ended July 31,
	2018	2019	2020	2019	2020
Revenue	100%	100%	100%	100%	100%
Cost of revenue	33	28	29	26	30

Gross margin	67%	72%	71%	74%	70%

Operating expenses:
Research and development	37	35	34	30	34
Sales and marketing	64	70	69	66	56
General and administrative	14	14	24	20	17
Impairment of capitalized internal-use software	—	—	4	—	—

Total operating expenses	115%	118%	131%	116%	107%

Loss from operations	(48)	(46)	(60)	(42)	(36)
Interest and other income, net	1	1	—	—	—
Interest expense	—	—	—	—	1

Loss before provision for income taxes	(47)	(46)	(59)	(42)	(37)
Provision for income taxes	1	1	1	1	—

Net loss	(48)%	(46)%	(59)%	(41)%	(37)%

Note:	Certain figures may not sum due to rounding.

Comparison of Six Months Ended July 31, 2020 and 2019

Revenue

	Six Months Ended July 31,
	2019	2020	Change	% Change
	(dollars in thousands)
Revenue	$70,232	$96,617	$26,385	38%

Revenue increased by $26.4 million, or 38%, during the six months ended July 31, 2020 compared to the six months ended July 31, 2019. This increase included an increase in revenue from our current largest revenue customer, which represented $8.2 million in revenue for the six months ended July 31, 2020 compared to $3.6 million for the six months ended July 31, 2019. Excluding the revenue from this customer, the increase in revenue for the six months ended July 31, 2020 compared to the six months ended July 31, 2019 would have been 33%. We estimate that over 95% of the increase in revenue was attributable to growth from existing customers, and the remaining less than 5% was attributable to new customers, relating to a 7% increase in total customers. In particular, the number of customers with greater than $100,000 of ARR increased from 267 as of July 31, 2019 to 330 as of July 31, 2020.

Cost of Revenue, Gross Profit, and Gross Margin

	Six Months Ended July 31,
	2019	2020	Change	% Change
	(dollars in thousands)
Cost of revenue	$17,939	$28,539	$10,600	59%
Gross profit	52,293	68,078	15,785	30%
Gross margin	74%	70%		(4)%

Cost of revenue increased by $10.6 million, or 59%, during the six months ended July 31, 2020 compared to the six months ended July 31, 2019. The increase in cost of revenue was primarily due to a $6.8 million increase in third-party hosting fees and other services related to providing access to and supporting our platform and an increase in amortization of acquired intangible assets of $3.2 million primarily as a result of our acquisition of Jask Labs in the third quarter of fiscal 2020. Our gross profit increased $15.8 million while gross margin decreased 4% primarily as a result of increased amortization of acquired intangible assets.

Research and Development

	Six Months Ended July 31,
	2019	2020	Change	% Change
	(dollars in thousands)
Research and development	$21,365	$33,003	$11,638	54%
Percentage of revenue	30%	34%

Research and development expenses increased by $11.6 million, or 54%, during the six months ended July 31, 2020 compared to the six months ended July 31, 2019. The increase in research and development expenses was primarily driven by a $11.0 million increase in personnel and related expenses directly associated with an increase in headcount, including an increase in allocated overhead costs, net of a $1.5 million decrease in capitalized internal-use software. In addition, we had a $1.0 million increase in software, hardware, and cloud infrastructure fees for staging and development to support the growth of our business and related infrastructure.

Sales and Marketing

	Six Months Ended July 31,
	2019	2020	Change	% Change
	(dollars in thousands)
Sales and marketing	$46,486	$53,630	$7,144	15%
Percentage of revenue	66%	56%

Sales and marketing expenses increased by $7.1 million, or 15%, during the six months ended July 31, 2020 compared to the six months ended July 31, 2019. The increase in sales and marketing expenses was primarily driven by a $6.4 million increase in personnel and related expenses, including an additional $1.5 million of compensation and other costs related to the employment status of certain current and former employees, and the remainder directly associated with fluctuations in headcount, including an increase in allocated overhead costs. In addition, we had a $1.9 million increase in software and cloud hosting fees for our customer free trials and customer proofs of value. The foregoing increases were partially offset by a $1.3 million decrease in third-party public relations and marketing services as well as other third-party professional services due to decreased spending related to the COVID-19 pandemic.

General and Administrative

	Six Months Ended July 31,
	2019	2020	Change	% Change
	(dollars in thousands)
General and administrative	$13,948	$16,589	$2,641	19%
Percentage of revenue	20%	17%

General and administrative expenses increased by $2.6 million, or 19%, during the six months ended July 31, 2020 compared to the six months ended July 31, 2019. The increase in general and administrative expenses was primarily driven by a $2.2 million increase in personnel and related expenses that were associated with an increase in cost per head and fluctuations in headcount, net of a decrease of $1.2 million in stock-based compensation related to transfers of our common stock by current and former employees to existing investors for amounts over the estimated fair value at the date of the transaction. In addition, software and hardware costs increased by $0.4 million to support the growth in headcount.

Interest and Other Income, Net

	Six Months Ended July 31,
	2019	2020	Change		% Change
	(dollars in thousands)
Interest and other income, net	$885	$73		$(812)		(92)%

Interest and other income, net decreased by $0.8 million, or 92%, during the six months ended July 31, 2020 compared to the six months ended July 31, 2019. The decrease in interest and other income, net was primarily driven by a decrease in interest income due to a decrease in our cash and cash equivalents balance as well as lower interest rates compared to the prior period.

Interest Expense

	Six Months Ended July 31,
	2019		2020		Change		% Change
	(dollars in thousands)
Interest expense		$(26)		$(364)		$(338)	nm

Interest expense increased by $0.3 million during the six months ended July 31, 2020 compared to the six months ended July 31, 2019. The increase in interest expense was primarily driven by interest incurred on borrowings under our revolving line of credit facility in the current period.

Comparison of Fiscal 2019 and Fiscal 2020

Revenue

	Year Ended January 31,
	2019	2020	Change	% Change
	(dollars in thousands)
Revenue	$103,642	$155,056	$51,414	50%

Revenue increased by $51.4 million, or 50%, for fiscal 2020 compared to fiscal 2019. This increase included an increase in revenue from our current largest revenue customer, which represented $10.9 million in revenue for fiscal 2020 compared to $2.1 million in fiscal 2019. Excluding the revenue from this customer, the increase in revenue for fiscal 2020 compared to fiscal 2019 would have been 42%. We estimate that approximately 90% of the increase in revenue was attributable to growth from existing customers, and the remaining approximately 10% was attributable to new customers, relating to a 12% increase in total customers. In particular, the number of customers with greater than $100,000 of ARR increased from 234 as of January 31, 2019 to 323 as of January 31, 2020.

Cost of Revenue, Gross Profit, and Gross Margin

	Year Ended January 31,
	2019	2020	Change	% Change
	(dollars in thousands)
Cost of revenue	$29,010	$44,498	$15,488	53%
Gross profit	74,632	110,558	35,926	48%
Gross margin	72%	71%

Cost of revenue increased by $15.5 million, or 53%, for fiscal 2020 compared to fiscal 2019. The increase in cost of revenue was primarily due to an increase of $12.7 million in third-party hosting fees and other services related to providing access to and supporting our platform and an increase in amortization of acquired intangible assets of $2.3 million primarily as a result of our acquisition of Jask Labs. Our gross profit increased $35.9 million while gross margin decreased 1% primarily as a result of the increase in amortization of acquired intangible assets.

Research and Development

	Year Ended January 31,
	2019	2020	Change	% Change
	(dollars in thousands)
Research and development	$36,240	$52,462	$16,222	45%
Percentage of revenue	35%	34%

Research and development expenses increased by $16.2 million, or 45%, for fiscal 2020 compared to fiscal 2019. The increase in research and development expenses was primarily driven by a $13.5 million increase in personnel and related expenses directly associated with an increase in headcount, including an increase in allocated overhead costs, net of an increase in capitalized internal-use software of $4.2 million, and an increase of $1.5 million in stock-based compensation related to transfers of our common stock by current employees to existing investors for amounts over the estimated fair value at the date of the transaction. In addition, we had a $2.1 million increase in software, hardware, and cloud infrastructure fees for staging and development to support the growth of the business and related infrastructure.

Sales and Marketing

	Year Ended January 31,
	2019	2020	Change	% Change
	(dollars in thousands)
Sales and marketing	$72,218	$107,239	$35,021	48%
Percentage of revenue	70%	69%

Sales and marketing expenses increased by $35.0 million, or 48%, for fiscal 2020 compared to fiscal 2019. The increase in sales and marketing expenses was primarily driven by a $28.7 million increase in personnel and related expenses directly associated with an increase in headcount, including an increase in allocated overhead costs, $0.7 million in stock-based compensation related to transfers of our common stock by current employees to existing investors for amounts over the estimated fair value at the date of the transaction, and $4.5 million of compensation and other costs related to the employment status of certain current and former employees. In addition, we had an increase of $4.1 million related to advertising, marketing, and promotional activities.

General and Administrative

	Year Ended January 31,
	2019	2020	Change	% Change
	(dollars in thousands)
General and administrative	$14,347	$37,263	$22,916	160%
Percentage of revenue	14%	24%

General and administrative expenses increased by $22.9 million, or 160%, for fiscal 2020 compared to fiscal 2019. The increase in general and administrative expenses was primarily driven by a $13.6 million increase in personnel and related expenses directly associated with an increase in headcount, including an increase of $2.3 million in stock-based compensation related to transfers of our common stock by current and former employees to existing investors for amounts over the estimated fair value at the date of the transaction. In addition, fees for professional services increased by $8.3 million as we leveraged external legal, accounting, and other consulting services to support our growth and public company readiness initiatives, $3.0 million of which was attributed to acquisition-related expenses.

Impairment of Capitalized Internal-Use Software

Impairment of capitalized-internal use software was $6.7 million for fiscal 2020 compared to $0 for fiscal 2019. The impairment expense resulted from a determination during the fourth quarter of fiscal 2020 that certain previously developed internal-use software would no longer be integrated with the Company’s platform due to a change in product strategy after the acquisition of Jask Labs and would no longer be placed into service.

Interest and Other Income, Net

	Year Ended January 31,
	2019	2020	Change	% Change
	(dollars in thousands)
Interest and other income, net	$1,096	$1,982	$886	81%

Interest and other income, net increased by $0.9 million, or 81%, for fiscal 2020 compared to fiscal 2019. The increase in interest and other income, net was primarily driven by an increase in interest income of $1.3 million from our cash and cash equivalents balance.

Comparison of Fiscal 2018 and Fiscal 2019

Revenue

	Year Ended January 31,
	2018	2019	Change	% Change
	(dollars in thousands)
Revenue	$67,828	$103,642	$35,814	53%

Revenue increased by $35.8 million, or 53%, for fiscal 2019 compared to fiscal 2018. This increase included an increase in revenue from our current largest revenue customer, which represented $2.1 million in revenue in fiscal 2019 compared to $0.8 million in fiscal 2018. Excluding the revenue from this customer, the increase in revenue for fiscal 2019 compared to fiscal 2018 would have been 51%. We estimate that over 95% of the increase in revenue was attributable to growth from existing customers, and the remaining less than 5% was attributable to new customers, relating to a 17% increase in total customers. In particular, the number of customers with greater than $100,000 of ARR increased from 187 as of January 31, 2018 to 234 as of January 31, 2019.

Cost of Revenue, Gross Profit, and Gross Margin

	Year Ended January 31,
	2018	2019	Change	% Change
	(dollars in thousands)
Cost of revenue	$22,438	$29,010	$6,572	29%
Gross profit	45,390	74,632	29,242	64%
Gross margin	67%	72%

Cost of revenue increased by $6.6 million, or 29%, for fiscal 2019 compared to fiscal 2018. The increase in cost of revenue was primarily due to an increase of $6.1 million in third-party hosting fees and other services related to providing access to and supporting our platform. Our gross profit increased $29.2 million while gross margin increased 5% primarily as a result of cost efficiencies, including from third-party hosting fees.

Research and Development

	Year Ended January 31,
	2018	2019	Change	% Change
	(dollars in thousands)
Research and development	$25,261	$36,240	$10,979	43%
Percentage of revenue	37%	35%

Research and development expenses increased by $11.0 million, or 43%, for fiscal 2019 compared to fiscal 2018. The increase in research and development expenses was primarily driven by an $8.6 million increase in personnel and related expenses directly associated with an increase in headcount, including an increase in allocated overhead costs, and a $2.2 million increase in software, hardware, and cloud infrastructure fees for staging and development to support the growth of the business and related infrastructure.

Sales and Marketing

	Year Ended January 31,
	2018	2019	Change	% Change
	(dollars in thousands)
Sales and marketing	$43,082	$72,218	$29,136	68%
Percentage of revenue	64%	70%

Sales and marketing expenses increased by $29.1 million, or 68%, for fiscal 2019 compared to fiscal 2018. The increase in sales and marketing expenses was primarily driven by a $21.5 million increase in personnel and related expenses directly associated with an increase in headcount, including an increase in allocated overhead costs, and a $1.1 million increase in software and hardware costs to support growth in our employee base. In addition, we experienced an increase of $3.3 million related to fees for professional services related to marketing, including public relations and marketing service firms, and an increase of $2.5 million in general marketing and promotional activities for costs associated with trade shows and other conferences.

General and Administrative

	Year Ended January 31,
	2018	2019	Change	% Change
	(dollars in thousands)
General and administrative	$9,606	$14,347	$4,741	49%
Percentage of revenue	14%	14%

General and administrative expenses increased by $4.7 million, or 49%, for fiscal 2019 compared to fiscal 2018. The increase in general and administrative expenses was primarily driven by a $3.8 million increase in personnel and related expenses directly associated with an increase in headcount, including $1.7 million in stock-based compensation related to transfers of our common stock by former employees to existing investors for amounts over the estimated fair value at the date of the transaction. In addition, fees for professional services increased by $1.0 million as we leveraged external legal, accounting, and other consulting services to support our growth and public company readiness initiatives.

Interest and Other Income, Net

	Year Ended January 31,
	2018	2019	Change	% Change
	(dollars in thousands)
Interest and other income, net	$568	$1,096	$528	93%

Interest and other income, net increased by $0.5 million, or 93%, for fiscal 2019 compared to fiscal 2018. The increase in interest and other income, net was primarily driven by an increase in interest income of $0.7 million from our cash and cash equivalents balance.

Quarterly Results of Operations Data

The following tables set forth selected unaudited quarterly statements of operations data for each of the eight quarters in the period ended July 31, 2020, as well as the percentage of revenue that each line item represents for each quarter. The information for each of these quarters has been prepared in accordance with GAAP on the same basis as our audited annual consolidated financial statements and includes, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the results of operations for these periods. This data should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly results are not necessarily indicative of our results of operations to be expected for any future period.

	Three Months Ended
	Oct. 31, 2018	Jan. 31, 2019	Apr. 30, 2019	Jul. 31, 2019	Oct. 31, 2019	Jan. 31, 2020	Apr. 30, 2020	Jul. 31, 2020
	(in thousands)
Revenue	$26,959	$30,357	$32,456	$37,776	$40,513	$44,311	$47,202	$49,415
Cost of revenue(1)(2)	7,068	8,326	8,829	9,110	11,212	15,347	14,426	14,113

Gross profit	19,891	22,031	23,627	28,666	29,301	28,964	32,776	35,302

Operating expenses:
Research and development(1)	9,721	9,855	10,161	11,204	14,029	17,068	17,699	15,304
Sales and marketing(1)(3)	18,423	20,576	22,416	24,070	30,382	30,371	29,456	24,174
General and administrative(1)	3,385	4,035	6,362	7,586	14,193	9,122	9,077	7,512
Impairment of capitalized internal-use software	—	—	—	—	—	6,689	—	—

Total operating expenses	31,529	34,466	38,939	42,860	58,604	63,250	56,232	46,990

Loss from operations	(11,638)	(12,435)	(15,312)	(14,194)	(29,303)	(34,286)	(23,456)	(11,688)
Interest and other income, net	310	249	271	614	726	371	228	(155)
Interest expense	(6)	(68)	(24)	(2)	(40)	(57)	(159)	(205)

Loss before provision for income taxes	(11,334)	(12,254)	(15,065)	(13,582)	(28,617)	(33,972)	(23,387)	(12,048)
Provision for income taxes	146	199	189	166	2	544	178	169

Net loss	$(11,480)	$(12,453)	$(15,254)	$(13,748)	$(28,619)	$(34,516)	$(23,565)	$(12,217)

(1)	Includes stock-based compensation expense as follows:

	Three Months Ended
	Oct. 31, 2018	Jan. 31, 2019	Apr. 30, 2019	Jul. 31, 2019	Oct. 31, 2019	Jan. 31, 2020	Apr. 30, 2020	Jul. 31, 2020
	(in thousands)
Cost of revenue	$14	$18	$21	$25	$50	$83	$62	$39
Research and development	413	525	683	796	2,474	1,987	2,029	1,849
Sales and marketing	466	610	823	1,083	1,960	1,925	1,527	1,589
General and administrative	570	490	1,904	1,498	5,244	1,478	1,449	1,179

Total stock-based compensation	$1,463	$1,643	$3,431	$3,402	$9,728	$5,473	$5,067	$4,656

(2)	Includes amortization of acquired intangible assets as follows:

	Three Months Ended
	Oct. 31, 2018	Jan. 31, 2019	Apr. 30, 2019	Jul. 31, 2019	Oct. 31, 2019	Jan. 31, 2020	Apr. 30, 2020	Jul. 31, 2020
	(in thousands)
Cost of revenue	$79	$79	$79	$141	$342	$2,007	$1,705	$1,706

Total amortization	$79	$79	$79	$141	$342	$2,007	$1,705	$1,706

(3)

During the three months ended October 31, 2019 and the three months ended April 30, 2020, we recorded sales and marketing expenses of $4.5 million and $1.5 million, respectively, for additional compensation and other costs related to the employment status of certain current and former employees. Of the aggregate $6.0 million, approximately $4.5 million is expected to be paid as part of a signed settlement agreement. For more information, see the section titled “Business—Legal Proceedings.”

All values from the statements of operations, expressed as percentage of revenue, were as follows:

	Three Months Ended
	Oct. 31, 2018	Jan. 31, 2019	Apr. 30, 2019	Jul. 31, 2019	Oct. 31, 2019	Jan. 31, 2020	Apr. 30, 2020	Jul. 31, 2020
Revenue	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenue	26	27	27	24	28	35	31	29

Gross margin	74%	73%	73%	76%	72%	65%	69%	71%

Operating expenses:
Research and development	36	32	31	30	35	39	37	31
Sales and marketing	68	68	69	64	75	69	62	49
General and administrative	13	13	20	20	35	21	20	15
Impairment of capitalized internal-use software	—	—	—	—	—	15	—	—

Total operating expenses	117%	114%	120%	113%	145%	143%	119%	95%

Loss from operations	(43)	(41)	(47)	(38)	(72)	(77)	(50)	(24)

Interest and other income, net	1	1	1	2	2	1	—	—
Interest expense	—	—	—	—	—	—	—	—

Loss before provision for income taxes	(42)	(40)	(46)	(36)	(71)	(77)	(50)	(24)

Provision for income taxes	1	1	1	1	—	1	—	1

Net loss	(43)%	(41)%	(47)%	(36)%	(71)%	(78)%	(50)%	(25)%

Note: Certain figures may not sum due to rounding.

Quarterly Revenue Trends

Our quarterly revenue increased sequentially in each of the periods presented above due primarily to increases in the number of customers purchasing our subscriptions as well as additional sales to existing customers. We generally experience seasonality based on when we enter into agreements with customers, which has historically been the most frequent in our fourth quarter, and our quarterly results of operations generally fluctuate from quarter to quarter depending on customer buying habits. This seasonality is reflected to a lesser extent, and sometimes is not immediately apparent, in revenue due to the fact that we recognize subscription revenue ratably over the term of the subscription.

Quarterly Cost of Revenue, Gross Profit, and Gross Margin Trends

Our quarterly cost of revenue, gross profit, and gross margins fluctuate based on timing of our investments in our platform infrastructure and customer support personnel to support the growth in our customer base. Cost of revenue increased sequentially quarter over quarter through January 31, 2020 as our customer base and volume of data being hosted increased. During the quarter ended January 31, 2020, our gross margin decreased as a result of an increase in third-party hosting fees and other services related to providing access to and supporting our platform and an increase in amortization of acquired intangible assets primarily due to the acquisition of Jask Labs. Subsequent to January 31, 2020, our gross margin increased each quarter primarily as a result of efficiencies gained during the period in third-party hosting fees and other services related to providing access to and supporting our platform. These costs can fluctuate based on volume of data and our agreements with our third-party providers. We will continue to invest in third-party hosting infrastructure and our customer support organizations to expand the capability of our platform and ensure that our customers are realizing the full benefit of our offerings.

Quarterly Operating Expense Trends

In general, our sales and marketing, research and development, and general and administrative expenses have increased over the periods presented above as we increased our headcount to support growth and expansion in the business. During the three months ended October 31, 2019, we recorded $4.5 million in sales and marketing expenses for compensation and other costs related to the employment status of certain current and former employees. During the three months ended April 30, 2020, we recorded an additional $1.5 million in sales and marketing expenses for compensation and other costs related to the employment status of certain current and former employees. Our total operating expenses decreased during the three months ended July 31, 2020, primarily as a result of lower overall expenses due to the reduction in headcount and slowdown in events, travel, and marketing spend due to the COVID-19 pandemic.

During each of the periods presented below, current and former employees made transfers of our common stock for amounts over the estimated fair value at the date of the transaction. We recorded stock-based compensation expense for these transfers as shown in the table below.

	Three Months Ended
	Oct. 31, 2018	Jan. 31, 2019	Apr. 30, 2019	Jul. 31, 2019	Oct. 31, 2019	Jan. 31, 2020	Apr. 30, 2020	Jul. 31, 2020
	(in thousands)
Cost of revenue	$—	$—	$—	$—	$20	$—	$—	$—
Research and development	—	—	—	—	1,497	—	—	—
Sales and marketing	—	—	—	—	660	—	—	—
General and administrative	259	57	999	431	2,567	—	277	—

Total	$259	$57	$999	$431	$4,744	$—	$277	$—

Quarterly Non-GAAP Quarterly Financial Measures

The following table presents non-GAAP financial measures for each of the fiscal quarters presented below. We define non-GAAP gross profit and non-GAAP gross margin as gross profit and gross margin, respectively, excluding stock-based compensation expense recorded to cost of revenue and amortization of acquired intangible assets. We define non-GAAP operating loss and non-GAAP operating margin as loss from operations and operating margin, respectively, excluding stock-based compensation expense, amortization of acquired intangible assets, acquisition-related expenses, and impairment of capitalized internal-use software. We define free cash flow as cash used in operating activities less purchases of property and equipment and capitalized internal-use software. In addition to our financial information presented in accordance with GAAP, we believe non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating loss, non-GAAP operating margin, and free cash flow are useful in evaluating our operating performance.

	Three Months Ended
	Oct. 31, 2018	Jan. 31, 2019	Apr. 30, 2019	Jul. 31, 2019	Oct. 31, 2019	Jan. 31, 2020	Apr. 30, 2020	Jul. 31 2020
	(dollars in thousands)
Non-GAAP gross profit	$19,984	$22,128	$23,727	$28,832	$29,693	$31,054	$34,543	$37,047
Non-GAAP gross margin	74%	73%	73%	76%	73%	70%	73%	75%
Non-GAAP operating loss	$(10,096)	$(10,713)	$(11,802)	$(10,651)	$(16,607)	$(19,738)	$(16,684)	$(5,326)
Non-GAAP operating margin	(37)%	(35)%	(36)%	(28)%	(41)%	(45)%	(35)%	(11)%
Free cash flow	$(4,849)	$(7,119)	$(7,980)	$(11,854)	$(16,172)	$(20,219)	$(11,609)	$(17,446)

Liquidity and Capital Resources

We have incurred losses and generated negative cash flows from operations for the last several years, including fiscal 2018, 2019, and 2020, and the six months ended July 31, 2020. As of July 31, 2020, we had an accumulated deficit of $353.3 million. We have financed our operations through subscription revenue from customers accessing our cloud-native platform as well as borrowings under our Loan and Security Agreement with Silicon Valley Bank, as discussed below, and as of July 31, 2020, we have completed several rounds of equity financings with net proceeds totaling $340.2 million.

As of July 31, 2020, we had $98.1 million in cash and cash equivalents. We believe our existing cash and cash equivalents and cash provided by sales of access to our platform will be sufficient to meet our projected operating requirements for at least the next 12 months, despite the uncertainty in the changing market and economic conditions as a result of the COVID-19 pandemic, which may have an impact on our available cash due to customer requests for extended payment terms or better pricing. As a result of our revenue growth plans, both domestically and internationally, we expect that losses and negative cash flows from operations may continue in the foreseeable future. Our future capital requirements will depend on many factors, including our subscription growth rate, subscription renewals, billing timing and frequency, pricing changes, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced platform features and functionality, the continued market adoption of our platform, and the impact of the COVID-19 pandemic on our business and results of operations, the business of our customers, and the economy. We may in the future pursue acquisitions of businesses, technologies, assets, and talent.

We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies, our competitive position could weaken, and our business and results of operations could be adversely affected.

On January 31, 2016, we entered into a Loan and Security Agreement with Silicon Valley Bank, as amended prior to June 2020, or the SVB Agreement. The SVB Agreement was amended in June 2020 to, among other things, extend the maturity date through June 26, 2022, which we refer to as the Amended SVB Agreement. Under the SVB Agreement, as amended prior to June 2020, we could borrow up to $25 million, and the Amended SVB Agreement increased the borrowing amount to $50 million. Interest on any drawdown under the revolving line of credit in the Amended SVB Agreement accrues at the prime rate plus a spread rate ranging from 0.25% to 0.75%, as determined by our adjusted quick ratio, subject to either a 5.25% or 4.75% floor depending on the adjusted quick ratio. The agreement is secured by substantially all of our assets and includes restrictive covenants, in each case subject to certain exceptions, that limit our ability to, among other things: sell or otherwise dispose of our business or property; change our business, liquidate, or dissolve or undergo a change in control; enter into mergers, consolidations, and acquisitions; incur indebtedness; create liens; pay dividends or make distributions; make investments; enter into material transactions with affiliates; pay any subordinated debt or amend certain terms thereof; or become an investment company. Pursuant to the Amended SVB Agreement, we are also required to maintain a minimum adjusted quick ratio of 1.25 to 1.00. The Amended SVB Agreement also contains customary events of default, upon which Silicon Valley Bank may declare all or a portion of our outstanding obligations payable to be immediately due and payable. In March 2020, we borrowed $24.3 million under the SVB Agreement as a precautionary measure in order to increase liquidity and preserve financial flexibility in light of current uncertainties resulting from the COVID-19 pandemic. As of July 31, 2020, we had a balance of $24.3 million outstanding under the SVB Agreement.

We typically invoice our subscription customers annually in advance, and in certain cases, we invoice up front for multi-year contracts. Therefore, a substantial source of our cash is from such prepayments, which are included on our consolidated balance sheets as deferred revenue. Deferred revenue consists of billed fees for our subscriptions, prior to satisfying the criteria for revenue recognition, which are subsequently recognized as revenue in accordance with our revenue recognition policy. As of July 31, 2020, future estimated revenue related to performance obligations from non-cancelable contracts that were unsatisfied or partially unsatisfied was $178.6 million, of which we expect to recognize revenue of $131.5 million over the next 12 months, with the remaining balance recognized thereafter. As of July 31, 2020, we had deferred revenue of $82.6 million, of which $81.1 million was recorded as a current liability and is expected to be recorded as revenue within the next 12 months, subject to applicable revenue recognition criteria.

Cash Flows

The following table shows a summary of our cash flows for the periods presented:

	Year Ended January 31,			Six Months Ended July 31,
	2018	2019	2020	2019	2020
	(in thousands)
Net cash provided by (used in):
Operating activities	$(6,528)	$(22,127)	$(48,569)	$(15,542)	$(27,906)
Investing activities	(2,959)	(1,544)	(23,385)	(5,222)	(1,149)
Financing activities	74,986	1,654	108,135	108,501	25,717

Operating Activities

Our largest source of operating cash is cash collections from sales of subscriptions to our customers. Our primary uses of cash from operating activities are for personnel and related expenses, marketing expenses, and third-party hosting and software costs. In the last several years, we have generated negative cash flows from operating activities and have supplemented working capital requirements through net proceeds from equity financings.

Cash used in operating activities for the six months ended July 31, 2020 of $27.9 million consisted of our net loss of $35.8 million, adjusted for non-cash charges of $19.1 million and net cash outflows of $11.2 million provided by changes in our operating assets and liabilities. Non-cash charges primarily consisted of stock-based compensation of $9.7 million, amortization of deferred sales commissions of $5.2 million, and depreciation and amortization of $4.1 million. Changes in operating assets and liabilities primarily reflected a $6.9 million increase in deferred sales commissions due to commissions paid on new bookings, a $6.1 million decrease in deferred revenue resulting from decreased billings for subscriptions, a $2.5 million increase in accounts receivable due to new billings being greater than collections during the period, and a $0.8 million decrease in accounts payable and accrued expenses due to timing of payments to vendors. These changes were partially offset by a $3.3 million decrease in prepaid expenses related to the timing of advance payments to vendors and amortization of prior amounts paid and a $1.7 million increase in other noncurrent liabilities for payroll taxes, which were deferred under the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act.

Cash used in operating activities for the six months ended July 31, 2019 of $15.5 million consisted of our net loss of $29.0 million, adjusted for non-cash charges of $12.3 million and net cash inflows of $1.1 million provided by changes in our operating assets and liabilities. Non-cash charges primarily consisted of stock-based compensation of $6.8 million, amortization of deferred sales commissions of $4.2 million, and depreciation and amortization of $1.2 million. Changes in operating assets and liabilities primarily reflected a $6.4 million increase in deferred revenue resulting from increased billings for subscriptions, a $1.3 million increase in accounts payable and accrued expenses due to timing of payments to vendors, and a $0.7 million decrease in prepaid expenses related to the timing of advance payments to vendors and amortization of prior amounts paid. These changes were partially offset by a $6.6 million increase in deferred sales commissions due to commissions paid on new bookings and a $1.1 million increase in accounts receivable due to new billings being greater than collections during the period.

Cash used in operating activities for fiscal 2020 of $48.6 million consisted of our net loss of $92.1 million, adjusted for non-cash charges of $42.4 million and net cash inflows of $1.1 million provided by changes in our operating assets and liabilities. Non-cash charges primarily consisted of stock-based compensation of $22.0 million, amortization of deferred sales commissions of $8.8 million, impairment of capitalized internal-use software of $6.7 million, and depreciation and amortization of $4.3 million. Changes in operating assets and liabilities primarily reflected a $19.9 million increase in deferred revenue resulting from increased billings for subscriptions and a $7.2 million increase in accounts payable and accrued expenses due to timing of payments to vendors. These amounts were partially offset by a $16.1 million increase in deferred sales commissions due to commissions paid on new bookings and a $9.4 million increase in accounts receivable due to billings being greater than collections during the period.

Cash used in operating activities for fiscal 2019 of $22.1 million consisted of our net loss of $47.8 million, adjusted for non-cash charges of $15.9 million and net cash inflows of $9.8 million provided by changes in our operating assets and liabilities. Non-cash charges primarily consisted of amortization of deferred sales commissions of $7.0 million, stock-based compensation of $6.6 million, and depreciation and amortization of $2.0 million. Changes in operating assets and liabilities primarily reflected a $21.1 million increase in deferred revenue resulting from increased billings for subscriptions, which was partially offset by a $10.7 million increase in deferred sales commissions due to commissions paid on new bookings.

Cash used in operating activities for fiscal 2018 of $6.5 million consisted of our net loss of $32.4 million, adjusted for non-cash charges of $10.0 million and net cash inflows of $15.9 million provided by changes in our operating assets and liabilities. Non-cash charges primarily consisted of amortization of deferred sales commissions of $4.8 million, stock-based compensation of $2.8 million, and depreciation and amortization of $2.1 million. Changes in operating assets and liabilities primarily reflected a $16.6 million increase in deferred revenue resulting from increased billings for subscriptions, a $7.7 million decrease in prepaid expenses related to the timing of advance payments to vendors and amortization of prior amounts paid, and a $4.6 million increase in accounts payable and accrued expenses due to timing of payments to vendors. These amounts were partially offset by a $7.7 million increase in deferred sales commissions due to commissions paid on new bookings and a $5.0 million increase in accounts receivable due to new billings being greater than collections during the period.

Investing Activities

Cash used in investing activities for the six months ended July 31, 2020 of $1.1 million primarily consisted of $1.0 million of capitalized internal-use software costs.

Cash used in investing activities for the six months ended July 31, 2019 of $5.2 million consisted of $2.6 million of capitalized internal-use software costs, $1.7 million in purchases of property and equipment related to leasehold improvements and purchases of furniture and computers for new employees, and $0.9 million in cash paid for acquisitions.

Cash used in investing activities for fiscal 2020 of $23.4 million consisted of $15.7 million in cash paid in connection with acquisitions of privately-held companies net of cash and restricted cash acquired, $5.6 million of capitalized internal-use software costs, and $2.1 million in purchases of property and equipment related to leasehold improvements and purchases of furniture and computers for new employees.

Cash used in investing activities for fiscal 2019 of $1.5 million consisted of capitalized internal-use software costs of $1.1 million and $0.5 million in purchases of property and equipment related to leasehold improvements and purchases of furniture and computers for new employees.

Cash used in investing activities for fiscal 2018 of $3.0 million consisted of $1.4 million in cash paid in connection with an asset acquisition, $1.2 million of capitalized internal-use software costs, and $0.4 million in purchases of furniture and computers for new employees.

Financing Activities

Cash provided by financing activities for the six months ended July 31, 2020 of $25.7 million primarily consisted of proceeds from borrowings of $24.3 million under the SVB Agreement and proceeds from common stock option exercises of $2.1 million, partially offset by $0.6 million in payments of deferred offering costs associated with our initial public offering.

Cash provided by financing activities for the six months ended July 31, 2019 of $108.5 million consisted of proceeds from the issuance of Series G redeemable convertible preferred stock of $106.1 million and proceeds from common stock option exercises of $2.4 million.

Cash provided by financing activities for fiscal 2020 of $108.1 million consisted of net proceeds from the issuance of Series G redeemable convertible preferred stock of $106.1 million and proceeds from common stock option exercises of $4.1 million, partially offset by $2.0 million in payments of deferred offering costs associated with our initial public offering.

Cash provided by financing activities for fiscal 2019 of $1.7 million primarily consisted of proceeds from common stock option exercises of $1.8 million.

Cash provided by financing activities for fiscal 2018 of $75.0 million primarily consisted of net proceeds from the issuance of Series F redeemable convertible preferred stock of $74.1 million and proceeds from common stock option exercises of $0.9 million.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations at January 31, 2020:

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Operating lease commitments	$10,901	$3,107	$5,958	$1,836	$—
Hosting commitments	63,228	36,950	26,278	—	—
Other commitments	1,014	—	1,014	—	—

Total	$75,143	$40,057	$33,250	$1,836	$—

The commitment amounts in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum, or variable price provisions, and the approximate timing of the actions under the contracts.

As of January 31, 2020, our unrecognized tax benefits were $3.3 million, all of which are netted against deferred tax assets. At this time, we are unable to make a reasonably reliable estimate of the timing of payments, if any, in individual years due to uncertainties in the timing or outcomes of either actual or anticipated tax audits. As a result, these amounts are not included in the table above.

Additionally, in March 2020, we borrowed $24.3 million under the SVB Agreement, which represented substantially all of the available funds to borrow under the facility. As of July 31, 2020, $24.3 million was outstanding under the SVB Agreement. The borrowings under our revolving line of credit facility are due in June 2022.

In July 2020, we entered into an amended hosting agreement effective August 2020. Under the amended agreement, we have committed to spend $220.0 million between August 2020 and January 2024 for our hosting agreement ($90.0 million between August 2020 and January 2022, $60.0 million between February 2022 and January 2023, and $70.0 million between February 2023 and January 2024).

Indemnification Agreements

In the ordinary course of business, we enter into agreements of varying scope and terms pursuant to which we agree to indemnify customers, vendors, lessors, business partners, and other parties with respect to certain matters, including losses arising out of the breach of such agreements, services to be provided by us, or from intellectual property infringement claims made by third parties. Some of these indemnification provisions do not provide for a maximum potential amount of future payments we could be obligated to make. No demands have been made upon us to provide indemnification under such agreements, and there are no claims that we are aware of that could have a material effect on our consolidated balance sheets, consolidated statements of operations and consolidated statements of comprehensive loss, or consolidated statements of cash flows.

We also have entered into indemnification agreements with our directors and certain officers and employees that will require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors, officers, or employees. No demands have been made upon us to provide indemnification under such agreements, and there are no claims that we are aware of that could have a material effect on our consolidated balance sheets, consolidated statements of operations and consolidated statements of comprehensive loss, or consolidated statements of cash flows.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Qualitative and Quantitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign currency exchange rates.

Interest Rate Risk

As of January 31, 2020, we had $98.5 million of cash equivalents invested in money market funds and $0.3 million of restricted cash due to the outstanding letters of credit established in connection with lease agreements for our facilities. As of July 31, 2020, we had $92.6 million of cash equivalents invested in money market funds and $0.3 million of restricted cash due to the outstanding letters of credit established in connection with lease agreements for our facilities. Our cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes.

As of July 31, 2020, we had $24.3 million in long-term debt. Interest on our borrowings under the revolving line of credit facility accrues at a variable rate based on the prime rate and our adjusted quick ratio and is therefore subject to interest rate risk.

A hypothetical 10% relative change in interest rates during any of the periods presented would not have had a material impact on our consolidated financial statements.

Foreign Currency Exchange Risk

Our reporting currency is the U.S. dollar, and the functional currency of our foreign subsidiaries is the respective local currency. The assets and liabilities of each of our foreign subsidiaries are translated into U.S. dollars at exchange rates in effect at each balance sheet date. Adjustments resulting from translating foreign functional currency financial statements into U.S. dollars are recorded as a separate component on the consolidated statements of comprehensive loss. Equity transactions are translated using historical exchange rates. Expenses are translated using the average exchange rate during the year. Gains or losses due to transactions in foreign currencies are included in interest and other income, net in our consolidated statements of operations.

The volatility of exchange rates depends on many factors that we cannot forecast with reliable accuracy. We have experienced and will continue to experience fluctuations in foreign exchange gains and losses related to changes in foreign currency exchange rates. In the event our foreign currency denominated assets, liabilities, revenue, or expenses increase, our results of operations may be more greatly affected by fluctuations in the exchange rates of the currencies in which we do business. We have not engaged in the hedging of foreign currency transactions to date, although we may choose to do so in the future.

A hypothetical 10% change in the relative value of the U.S. dollar to other currencies during any of the periods presented would not have had a material effect on our consolidated financial statements.

Critical Accounting Policies and Estimates

Our consolidated financial statements and the related notes thereto included elsewhere in this prospectus are prepared in accordance with GAAP. The preparation of consolidated financial statements also requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from the estimates made by management. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations, and cash flows will be affected. We believe that the accounting policies described below involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations.

Revenue Recognition

We elected to early adopt Accounting Standards Codification Topic 606, or ASC 606, Revenue from Contracts with Customers, effective February 1, 2018, using the full retrospective transition method. As such, our consolidated financial statements are presented in accordance with ASC 606 for the periods presented. We recognize revenue from contracts with customers using the five-step method described in Note 2 in our consolidated financial statements included elsewhere in this prospectus.

We generate revenue through the sale of subscriptions to customers that enable them to access our cloud-native platform. Our subscription arrangements with customers do not provide the customer with the right to take possession of our cloud-native platform at any time and as a result are accounted for as service arrangements. Revenue is recognized when control of these services is transferred to customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those services. Subscription terms are generally one year, but can be three years or longer, and the substantial majority of our contracts are non-cancelable. Revenue is recognized ratably over the subscription generally beginning on the date that our platform is made available to a customer. We typically bill for subscriptions annually in advance for subscriptions with terms of one year or more.

We allocate revenue to each performance obligation based on its relative standalone selling price. We generally determine standalone selling prices based on a range of actual prices charged to customers. In general, we satisfy the majority of our performance obligations over time as we transfer the promised services to our customers. We review the contract terms and conditions to evaluate the timing and amount of revenue recognition, the related contract balances, and our remaining performance obligations. These evaluations require judgment that could affect the timing and amount of revenue recognized.

Deferred Sales Commissions

Deferred contract costs include sales commissions which are considered incremental and recoverable costs of obtaining a contract with a customer. Sales commissions for initial contracts are deferred and then amortized on a straight-line basis over a period of benefit, determined to be five years. The period of benefit is estimated by considering factors such as the expected life of our subscription contracts, historical customer attrition rates, technological life of our platform, the impact of competition in our industry, as well as other factors. Amounts anticipated to be recognized within 12 months of the balance sheet date are recorded as deferred sales commissions, current, with the remaining portion recorded as deferred sales commissions, noncurrent, on the consolidated balance sheets. Amortization of deferred contract costs is recorded as sales and marketing expense in the consolidated statements of operations included elsewhere in this prospectus.

Stock-Based Compensation

We measure and recognize compensation expense for all stock-based payment awards, including stock options granted to employees and directors based on the estimated fair values on the date of the grant.

The fair value of options granted is estimated on the grant date using the Black-Scholes option pricing model. This pricing model for stock-based compensation expense requires us to make assumptions and judgments about the variable inputs used in the Black-Scholes model.

These assumptions are estimated as follows:

Fair Value. Because our common stock is not yet publicly traded, we must estimate the fair value of common stock, as discussed below in the section titled “—Common Stock Valuations.”

Expected Term. The expected term represents the period that our stock-based awards are expected to be outstanding. The expected term assumptions were based on the vesting terms, exercise terms, and contractual lives of options.

Volatility. Since we do not have a trading history of our common stock, the expected volatility is based on a calculation using the historical stock information of companies deemed comparable to us, over a period equal to the expected life of the options. We intend to continue to apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own share price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case, more suitable companies whose share prices are publicly available would be used in the calculation.

Risk-Free Rate. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant corresponding to the expected life of the award.

Dividend Yield. We have not and do not expect to pay cash dividends on our common stock.

Determination of all of these assumptions involves our best estimates at that time, which impact the fair value of the option calculated under the Black-Scholes methodology, and ultimately the expense that will be recognized over the life of the option. For the inputs and assumptions used to determine the fair value of options granted in each year presented, see Note 11 to our consolidated financial statements included elsewhere in this prospectus.

We recognize stock-based compensation expense for our RSUs on an accelerated attribution method, as the RSUs are subject to service-based and performance-based vesting conditions, which include a liquidity event condition, and in certain cases, the achievement of certain other performance metrics. None of the RSUs vest unless the liquidity event condition is satisfied. The liquidity event is not deemed probable of occurring as of July 31, 2020; thus, no stock-based compensation expense has been recognized. The liquidity event is considered probable upon the occurrence of our initial public offering, at which point we will record cumulative stock-based compensation expense using the accelerated attribution method. The remaining unrecognized stock-based compensation expense related to the RSUs will be recognized over the remaining requisite service period.

We recognize stock-based compensation expense for our service-based stock-based awards granted to our employees and directors based on a straight-line basis over the service period, net of actual forfeitures. Stock options granted to non-employees are recorded at their fair value on the measurement date and are subject to periodic adjustments as such options vest and at the end of each reporting period, and the resulting change in value, if any, is recognized in our consolidated statements during the period the related services are rendered. We also have certain options that have performance-based vesting conditions; stock-based compensation expense for such awards is recognized using an accelerated attribution method from the time the vesting condition is probable through the time the vesting condition has been achieved.

Additionally, we review any transfers of our common stock to evaluate the extent to which the respective transactions represented a fair value exchange and to determine if any compensation expense should be recorded. Factors considered include transaction volume, timing, whether the transactions occurred among willing and unrelated parties, and whether the transactions involved new or existing investors with access to our financial information.

The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option-pricing model using the assumptions in the following table:

	Year Ended January 31,			Six Months Ended July 31,
	2018	2019	2020	2019	2020

Expected term (in years)	5.0 -7.0	5.5 - 6.7	5.0 - 7.3	5.0 - 6.9	5.7 - 6.1
Risk-free interest rate	1.9% -2.8%	2.5% - 3.0%	1.6% - 2.5%	1.8% - 2.5%	0.4% - 0.9%
Expected volatility	38.2% - 53.6%	46.6% - 53.1%	49.7% - 52.5%	49.7% - 52.5%	52.5% - 55.2%
Expected dividend yield	—	—	—	—	—

We adopted ASU No. 2018-07 effective February 1, 2020, which aligns the accounting for employee and non-employee awards except for inputs to the option pricing model and the attribution of cost. Assumptions used in valuing non-employee stock options are generally consistent with those used for employee stock options with the exception that the expected term is over the contractual life, or 10 years for non-employee stock options. The adoption of this standard did not have a material impact on our consolidated financial statements. As of February 1, 2020, the awards issued to non-employees are no longer subject to periodic adjustments as such awards vest at the end of each reporting period.

We will continue to use judgment in evaluating the assumptions related to our stock-based compensation on a prospective basis. As we continue to accumulate additional data related to our common stock, we may have refinements to our estimates, which could materially impact our future stock-based compensation expense.

Prior to February 1, 2018, we estimated a forfeiture rate to calculate stock-based compensation. We adopted ASU No. 2016-09 effective February 1, 2018 and elected to account for forfeitures as they occur, rather than estimating expected forfeitures over the course of a vesting period. The adoption of this standard did not have a material impact on our consolidated financial statements.

Common Stock Valuations

Prior to our initial public offering, given the absence of a public trading market of our common stock, and in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held Company Equity Securities Issued as Compensation, our board of directors exercised reasonable judgment and considered numerous and subjective factors to determine the best estimate of fair value of our common stock, including:

•	independent third-party valuations of our common stock;

•	the prices at which we sold our common and redeemable convertible preferred stock to outside investors in arms-length transactions;

•	the prices at which third parties sold our common stock to others in arms-length transactions;

•	the rights, preferences, and privileges of our redeemable convertible preferred stock relative to those of our common stock;

•	our results of operations, financial position, and capital resources;

•	industry outlook;

•	the lack of marketability of our common stock;

•	the fact that the option grants involve illiquid securities in a private company;

•	the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company, given prevailing market conditions;

•	the history and nature of our business, industry trends and competitive environment; and

•	general economic outlook including economic growth, inflation and unemployment, interest rate environment, and global economic trends.

In valuing our common stock, our board of directors determined our equity value using a weighting of the income and market approach valuation methods. The income approach estimates value based on the cash flows that a business can be expected to generate over its remaining life. These future cash flows are discounted to their present values using a rate of return appropriate for the risk of achieving the business’ projected cash flows. The present value of the estimated cash flows is then added to the present value equivalent of the residual value (if any) of the business at the end of the projected period to calculate the business enterprise value. The market approach estimates value based on a comparison of us to comparable public companies in a similar line of business. A representative market value multiple is determined based on the comparable companies and then applied to our financial results to estimate the business enterprise value.

For valuations prior to January 31, 2020, the Option Pricing Method, or OPM, was selected as the principal equity allocation method. When we have completed or were expecting to complete a preferred equity financing, the terms and pricing of the financing round were included in the analysis used to estimate the value of our common stock.

For valuations on or subsequent to January 31, 2020, we used a hybrid method utilizing a combination of the OPM and the probability-weighted expected return method, or PWERM, in estimating the value of our common stock. Using the PWERM, the value of our common stock was estimated based upon a probability-weighted analysis of values for our common stock assuming possible future events for our company, including a scenario of an initial public offering of our common stock on an exchange.

In addition, we considered any transfers of our common stock in the weighting of the common stock value. In our evaluation of those transactions, we considered the facts and circumstances of each transaction to determine the extent to which they represented a fair value exchange. Factors considered include transaction volume, timing, whether the transactions occurred among willing and unrelated parties, and whether the transactions involved investors with access to our financial information.

Application of these approaches involves the use of estimates, judgment, and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses, and future cash flows, discount rates, market multiples, the selection of comparable companies, and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock.

Following this offering, it will not be necessary to determine the fair value of our common stock, as the shares will be traded in the public market.

Based upon the assumed initial public offering price of $                      per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, the aggregate intrinsic value of our outstanding stock options as of July 31, 2020 was $                      million, with $                      million related to vested stock options.

Recent Accounting Pronouncements

For more information, see the sections titled “Summary of Significant Accounting Policies—Recent Accounting Pronouncements” in Note 2 to our consolidated financial statements included elsewhere in this prospectus.

JOBS Act Accounting Election

We are an emerging growth company, as defined in the JOBS Act. The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period under the JOBS Act until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

BUSINESS

Overview

Sumo Logic empowers organizations to close the intelligence gap.

Sumo Logic is the pioneer of Continuous Intelligence, a new category of software, which enables organizations of all sizes to address the challenges and opportunities presented by digital transformation, modern applications, and cloud computing. Our Continuous Intelligence Platform enables organizations to automate the collection, ingestion, and analysis of application, infrastructure, security, and IoT data to derive actionable insights within seconds. Continuous intelligence leverages artificial intelligence and machine learning capabilities, and is provided as a multi-tenant cloud service that allows organizations to more rapidly deliver reliable applications and digital services, protect against modern security threats, and consistently optimize their business processes in real time. This empowers employees across all lines of business, development, IT, and security teams with the data and insights needed to address the technology and collaboration challenges required for modern business. With our Continuous Intelligence Platform, executives and employees have the intelligence they require to take prescriptive action in real time—a modern business imperative.

We live in the intelligence economy. Organizations can succeed or fail based on how well they understand and respond to what is happening inside their business. Reports, surveys, or monitoring alerts provided by traditional operational and security technologies and manual processes are no longer effective. Today, businesses generate data from multiple sources–every touchpoint, customer interaction, and digital connection across an entire business and ecosystem. This represents an unprecedented volume of data that is growing at an extraordinary pace which is, at best, difficult to digest and, at worst, an impediment to driving the speed of decision-making needed to compete in today’s dynamic marketplaces.

The risk of ignorance is monumental to a business. C-suite executives and business leaders are under increasing pressure to know exactly what is happening inside their business the moment it happens. As a result, employees across organizations are increasingly accountable for the overall health and security of their businesses at all times, and can no longer credibly hide behind gaps of intelligence. Intelligence gaps are rampant inside organizations due to multiple disparate systems, departmental silos, and an antiquated set of partial solutions that add more noise, obscuring the signal of truth that organizations seek. Organizations that cannot close the intelligence gap will not only get left behind, they will get lapped. Addressing the intelligence gap by hiring more people or working longer hours is insufficient—organizations must increase their collective intelligence.

Businesses thriving in the intelligence economy are taking a completely different approach to solving the intelligence gap, by seeking out solutions that provide real-time continuous intelligence that improves how they collectively and collaboratively build, manage, and secure their digital services. Organizations that will be successful in the digital age must be able to utilize their most important resource: their data.

Our vision is to democratize machine data, making insights from this rich source available to all. Our Continuous Intelligence Platform gives our customers insights across a wide range of use cases. We help our customers: monitor and troubleshoot their applications and their cloud and on-premise infrastructure; manage audit and compliance requirements; rapidly detect and resolve modern security threats; and extract critical key performance indicators, or KPIs, from various types of machine data to gain visibility into customer behavior, engagement, and actions. We enable our customers to derive critical value from their data with advanced analytics based on our proprietary machine learning technology that identifies and predicts anomalies in real time.

Our multi-tenant, cloud-native platform was architected by big data and security experts and has been in operation continuously for nearly a decade. Our platform is built on a modern, microservices-based application and cloud architecture, leverages security-first principles, and incorporates AI/ML algorithms to deliver real-time actionable insights. We started in 2010 with the mission to provide organizations with the ability to ingest and analyze complex unstructured machine data, such as logs, events and security data for a cloud SIEM solution. However, we always had the vision to expand our data analytics capabilities to address less complex structured machine data, such as time-series metrics from applications and infrastructure, to provide a cloud-native operational intelligence solution. In 2012, when we released our service, we discovered that developers, IT operations, and security analysts were leveraging our platform to initially ingest and analyze log and event data in order to monitor and troubleshoot their mission-critical applications, systems, and services.

Our platform scans an average of 873 petabytes of data per day and an average of 18.6 billion events per second.21 Our platform integrates and analyzes structured, semi-structured, and unstructured machine data, both historically and in real time, to provide actionable intelligence around what happened, why it happened, and how to resolve business, technology, or cybersecurity issues.

We deliberately architected and built our analytics platform to address the technology challenges and gaps in intelligence that arise from siloed development, operations, and security teams in order to enable organizations to adopt a more modern DevSecOps operating model. DevSecOps is the philosophy of integrating security practices within the DevOps process, and involves ongoing, flexible collaboration among developers, release engineers, and security teams. DevOps is a combination of practices that automates the processes between software development and operations teams in order to build, test, and deploy modern applications faster. Ultimately, it enables teams to gain more insights and intelligence in order to release software faster, optimize processes, and better deliver digital solutions to customers. We offer a suite of solutions to address the intelligence gap: Operational Intelligence, Security Intelligence, Business Intelligence, and Global Intelligence.

We address both cloud-native businesses, as well as traditional on-premise businesses that are seeking to build, manage, and secure modern applications as they undertake their digital transformation and cloud adoption initiatives. We serve organizations of all sizes, from large enterprises to small and mid-market businesses, regardless of their cloud, digital transformation, security analytics, or DevSecOps maturity. Representative customers include 23andMe, Alaska Airlines, Brown University, JetBlue, Land O’Lakes, LendingTree, Major League Baseball, Netflix, PagerDuty, Petco, Pitney Bowes, Qualtrics, Salesforce.com, Twilio, ULTA Beauty, and Xero. Our customer count changed from 1,626 as of January 31, 2018 to 1,900 as of January 31, 2019, to 2,137 as of January 31, 2020, and to 2,130 as of July 31, 2020.22 Customers that had ARR greater than $100,000 or more grew from 187 as of January 31, 2018 to 234 as of January 31, 2019 to 323 as of January 31, 2020, and to 330 as of July 31, 2020.23 Customers that had ARR greater than $1 million or more grew from seven as of January 31, 2018 to 17 as of January 31, 2019 to 25 as of January 31, 2020, and to 29 as of July 31, 2020.

The power of our platform, and the benefits that it delivers to customers, has driven rapid growth in our revenue. For fiscal 2018, 2019, and 2020, our revenue was $67.8 million, $103.6 million, and $155.1 million, respectively, representing a year-over-year growth rate of 53% and 50%, respectively. For the six months ended July 31, 2019 and 2020, our revenue was $70.2 million and $96.6 million, respectively, representing a period-over-period growth rate of 38%. We generated net losses of $32.4 million, $47.8 million, $92.1 million, $29.0 million, and $35.8 million for fiscal 2018, 2019, and 2020, and the six months ended July 31, 2019 and 2020, respectively, as we continued to invest in our business.

Industry Background

Nearly every business must transform into a digital business or be disrupted. Customers now expect real-time, instantaneous, always-on experiences. To meet these expectations, successful businesses need to

[21]	For the month of July 2020.
[22]	See the section titled “—Our Customers” for a description of how we calculate our number of customers.
[23]	See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a description of how we calculate ARR.

continuously deliver updated information and improved services to their end customers, such as promotional offerings, pricing information, inventory levels, and service availability. Every business must continuously innovate.

Executives are accountable for the overall operational and financial health of the business and can no longer hide behind a gap in intelligence. This is especially true for security, as organizations must protect against breaches and reputational costs as they digitize. This accountability is not only the responsibility of executives.

Employees across the organization are now expected to find ways to improve intelligence by integrating silos that exist across systems, applications, services, and processes.

Today, every company is becoming a software company by delivering more business services through modern applications, automating workflows, and leveraging data from digital signals to satisfy increasing customer expectations. To enable differentiated digital services, organizations must take a new approach to software architectures, tools, and development processes that span multiple public cloud providers while simultaneously securing their digital assets. The successful modern business needs to continuously release and improve products and services or be disrupted.

We believe all businesses require the following five pillars to be successful in the intelligence economy.

•	Modern application architectures

•	Multi-cloud adoption

•	Continuous security

•	Continuous collaboration

•	Data-driven intelligence

Successful businesses must continuously innovate by utilizing modern application architectures

To deliver real-time experiences, businesses must adopt modern application architectures that can be assembled and reassembled in real time, allowing them to build and deploy software with flexibility and agility. Organizations utilize microservices to build modern applications as a distinct set of composite services that rely on containers to run multiple applications across multiple operating environments. These loosely coupled application components leverage dynamic cloud infrastructure and new orchestration tools, such as Kubernetes, to manage containerized environments. Utilizing modern application architectures allow organizations to release software faster and adopt new DevOps processes, enabling greater agility and innovation to deliver a better user experience.

However, the benefits of modern application architectures come with a variety of technology, operational, security, and process challenges. Most often, these challenges arise because applications and their related infrastructure services are broken into “workloads”—small components, distributed across cloud environments–which increase complexity, introduce more systems to manage, and create more signals to capture and analyze. The proliferation of third-party technologies and open source components, along with container orchestration technologies, further increases the need for an agnostic solution that provides an analytics-based platform for development, operations, and security teams to collectively manage and secure these complex systems and services. Continuous innovation requires continuous intelligence.

Multi-cloud adoption is an imperative for modern businesses

The ability to run distributed application workloads in the cloud provides businesses with significant advantages over traditional on-premise solutions including scalability, flexibility, and cost-efficiency. Cloud-

native businesses are architected in the cloud from inception, while traditional on-premise businesses are rapidly transitioning to the cloud. However, we believe organizations are still in the early stages of cloud adoption. According to IDC, public cloud spending will grow from $233 billion in 2019 to over $513 billion in 2023.24

Organizations face challenges managing and securing diverse environments as they adopt multi-cloud strategies. On-premise, hybrid, and cloud environments each rely on diverse and heterogeneous architectures and tools, creating additional complexity and siloed digital sprawl.

Digital sprawl is not only less efficient, more complex, and more costly to manage, but also obscures the information and insights needed to drive real-time decisions. Many of the technologies that organizations rely upon provide only partial information, do not operate in real time, and are not scalable for cloud environments. The loss of control and visibility from cloud environments makes it challenging for organizations to gain intelligence from critical KPIs, such as service reliability and adoption, net promoter score, or NPS, or customer satisfaction, or CSAT. Multi-cloud agility requires continuous intelligence.

Continuous security requires artificial intelligence and machine learning to thwart modern threats

Security must be built into the fabric of every digital organization to guard against the threat of reputational damage, customer dissatisfaction, and financial loss. As businesses adopt modern architectures and transition to the cloud, they are increasingly adopting cloud-based security solutions. Security is now more than ever a shared responsibility with mutual accountability across an organization. Developers are responsible for maintaining the security of their applications, CISOs and IT professionals are mutually responsible for preventing threats from inside and outside of an organization, and CEOs are responsible for their organization’s reputation.

The surface area of attack within organizations is rapidly expanding. New technology architectures and public cloud adoption are enabling applications to become more distributed and susceptible to vulnerabilities. According to IDC, the number of connected devices, including predominantly IoT devices, is expected to reach 55.9 billion by 2025.25 Bad actors both inside and outside of a company are finding new ways to access data and cause significant financial and reputational damages, increasing the challenges faced by organizations.

The perimeter-less digital world is creating more pressure and accountability for the modern enterprise SOC, which suffers from a lack of skilled analysts and cloud-native technologies. Traditional on-premise security tools are insufficient to deal with the increasing pace of security threats as they lack the necessary AI/ML capabilities to automatically correlate and analyze alert threats and data to help SOC analysts more efficiently discover and resolve security incidents. Further, these siloed security tools lack end to end visibility and context, create alert fatigue, require manual investigation and remediation, and exacerbate analyst inefficiency and ineffectiveness. Today’s increasingly sophisticated threats require continuous intelligence.

Continuous collaboration is a necessity for diverse organizations to innovate with speed and agility

Digital transformation requires teams across an organization to communicate and collaborate in new ways. The traditional “command and control” approach, where decisions are made at the top and passed down to individuals over time, does not work in situations in which speed and agility are critical. Individuals across the organization must be equipped with real-time, consistent information and empowered to make decisions autonomously based on that information. Teams struggle with antiquated, siloed systems that only present a partial view of data and lack real-time context around what is happening broadly across their organization.

[24]	IDC, Semiannual Public Cloud Services Tracker, November 2019; see the section titled “Industry, Market, and Other Data” for additional information.
[25]	IDC; Worldwide Global DataSphere IoT Device and Data Forecast, May 2019; see the section titled “Industry, Market, and Other Data” for additional information.

Everyone within an organization is accountable for delivering quality services and ensuring the best customer experience. To accomplish this, teams cannot operate in silos. For example, in an online retail business, developers are responsible for building the application, IT departments operate the application infrastructure, and security teams safeguard the application and secure customer data. Marketing, sales, and customer service departments interface across these silos helping to design applications, respond in real time to outages, and rely on the data generated by multiple systems to continuously respond to customer demands and effectively run the business. Collaborating across teams requires a unified, data-centric perspective of their operations that allows teams to work together more efficiently while ensuring privacy, security, and compliance. Continuous collaboration requires continuous intelligence.

Data driven organizations must harness the massive volume of valuable data

Modern businesses create massive volumes of data from every touchpoint, customer interaction, and digital connection in an organization. The amount of unstructured digital data is not merely increasing, but rapidly accelerating, and businesses are overwhelmed with information they cannot digest—let alone leverage as an advantage to get ahead. This growing volume and variety of data is produced by every software application and electronic device in an organization and contains a definitive, time-stamped record of various activities, such as transactions, customer and user activities, and security threats. This is often referred to as machine data and is generated in the form of structured data, such as metrics and traces, and, most importantly, in unstructured data, such as logs, events, and metadata—each containing different pieces of important but disparate information. This complex yet rich source of unstructured and structured machine data is the currency of the digital era, providing competitive differentiation to companies that can leverage analytics and intelligence to rapidly discover its insights.

According to IDC, by 2024, there will be over 140 ZB of data generated, of which nearly 25% will be real time.26 The ability to extract insights from this overwhelming volume of data is difficult. In order to obtain real-time insights, organizations need a solution that can collect data from different sources in different formats, continuously ingest, normalize, and analyze such data, and elastically scale. Continuous data requires continuous intelligence.

The five pillars emerging from digital transformation create a variety of opportunities coupled with distinct challenges for organizations of all sizes and across every industry. These challenges are further complicated by inadequate tools and technologies not designed or purpose-built for the new analytics requirements of the intelligence economy.

Traditional Solutions Have Challenges Delivering Value

Many solutions today are not equipped to adequately address the evolving complexity of modern business.

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Manual processes. Organizations often attempt to solve the intelligence gap with a “do it yourself” approach based on a set of open source tools. These predominantly open-source search tools allow users to search through a database of information–primarily logs–to gain visibility into what is happening in their organizations. These tools can require lengthy set-up time, do not deliver intelligence quickly enough, and cannot scale with the rapidly evolving complexity of the modern technology ecosystem. Users must manually parse and transform the structure of their data in order to ultimately be able to search for known issues, and therefore may not discover unknown threats or potential service degradation.

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On-premise solutions. On-premise solutions cannot scale to handle the volume, velocity, and variety of data ingestion required to deliver continuous intelligence. Companies using on-premise solutions often

[26]	Worldwide Global DataSphere Forecast, 2020–2024: The COVID-19 Data Bump and the Future of Data Growth, April 2020; see the section titled “Industry, Market, and Other Data” for additional information.

are limited on the type and value of data, and ingest only a subset of the total volume of available data in order to avoid user experience issues, search response time, latency, or, most importantly, unpredictable spikes in pricing and costs. Moreover, single-tenant hosted offerings cannot elastically scale and require additional infrastructure and people to administer and maintain.

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Point solutions. Point solutions used for monitoring, search and reporting, and domain-specific security only capture partial data sets and do not capture complete information across data types, both historically and in real time, in order to provide the necessary comprehensive insights. Further, these point solutions are often not architected for cloud and machine scale, as these tools have been optimized for a primary source of structured monitoring data. While a limited set of tools also claim to provide support for unstructured log and machine data, they must rely on sampling or aggregating data because of their operational cost, architecture, scale, and licensing constraints. As such, these tools cannot deliver on the requirements for modern businesses.

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Outdated licensing models. Tools based on traditional enterprise-wide licensing and pricing models are outdated, and often charge an effective “data tax” for increased users, access, or spikes in daily volume. These models have quickly become too expensive, rigid, and unsuitable for customers as they shift to digital and cloud initiatives.

The Need for Continuous Intelligence

Organizational complexity is increasing, while organizational insights are decreasing. The result is the intelligence gap, where organizations can no longer understand what is happening inside their businesses. The intelligence gap between the massive volumes of data generated and an organization’s ability to react widens with every second. Continuous intelligence bridges this gap and equips executives and users across development, IT operations, security, and other lines of business with the insights their businesses require. Hiring more people or working longer is insufficient; digital leaders have to leverage their organization’s continuous intelligence.

The consequences of the intelligence gap include:

•	Inability to innovate and compete in today’s dynamic intelligence economy;

•	Inability to proactively manage business risk and security threats; and

•	Inability to empower talent and maximize workforce productivity.

Companies across all verticals are adopting Continuous Intelligence. For example:

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23andMe. 23andMe is a leading consumer genetics and research company. Founded in 2006, the mission of the company is to help people access, understand, and benefit from the human genome. 23andMe has millions of customers worldwide and is consistently recognized as an innovator in the health and wellness industry. During a period of high growth, feature expansion, and growing sensitive data collection, 23andMe needed an intelligence solution that scaled with its business and delivered fast time to value. 23andMe selected Sumo Logic to initially focus on security management. That initial use case has expanded across 23andMe. Today, 23andMe leverages Sumo Logic to align security, development, and operational teams, helping the business move faster and deliver better customer experiences.

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Pitney Bowes. Pitney Bowes is a global technology company most known for its postage meters and other mailing equipment and services. The company has transformed into a modern technology company fueled by digital transformation, expanding its offerings into e-commerce, software, and other technologies. Today, clients around the world rely on the accuracy and precision delivered by Pitney Bowes solutions. To modernize its business and product suite, Pitney Bowes created a consolidated software design, development, and operational architecture that could be used across organizations and shorten development cycles. The company selected Sumo Logic as a critical ingredient in the software development and support process, providing deep, immediate insights into a broad range of applications. The adoption of Sumo Logic has contributed to Pitney Bowes’ ability to deliver new products, solutions, and capabilities faster and more efficiently.

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Major League Baseball. Major League Baseball, or MLB, is the oldest of the professional sports leagues in the United States and Canada, with 30 teams across the National and American leagues. As a league supporting a live sport with many spectators and digital channels, MLB has a multitude of fans, partners, systems, and data that need protection. MLB selected Sumo Logic as its intelligence platform to monitor and respond to incidents in real time across legacy and cloud-native systems. Today, Sumo Logic is a force multiplier at MLB by providing broad visibility across the organization, which drives collaboration, innovation, and improved time to market.

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Pokémon. The Pokémon Company, or Pokémon, is a global gaming company which serves hundreds of millions of users, many of which are children and young adults. As a result, Pokémon gathers a massive data lake of personally identifiable information, including dates of birth, email addresses, and geolocation data and travel patterns from cell phones using the popular Pokémon Go app. With existing and new privacy regulations such as the GDPR and the Children’s Online Privacy Protection Act, Pokémon is under immense pressure to demonstrate not only ongoing compliance, but also a resilient security posture. Pokémon leverages Sumo Logic’s platform and pre-built security and compliance dashboards to provide centralized security and business insights of all data flowing across its networks, globally. Sumo Logic has been crucial for delivering a unified source of user data in order to operationalize agile security and DevOps teams, and implement proper security and privacy controls that not only demonstrate return on investment, but more importantly enable the business to move faster, and deliver new products to market.

Our Opportunity

We believe that as companies of all sizes and across all industries increase the amount of business they conduct digitally, they will continue to invest in solutions that help address the intelligence gap. Our platform is employed across a broad range of use cases to address this gap. Based on data from IDC, Sumo Logic estimates its total addressable market opportunity to be approximately $55.1 billion. We calculated this estimate by aggregating 2020 projected revenue by organizations in the following IDC software categories: advanced and predictive analytics software; AI software platforms; content analytics and search software; end-user query, reporting, and analysis software; software change and configuration management; security analytics, intelligence, response, and orchestration; and ITOM software, across on-premise and cloud environments.27 We believe that our platform currently addresses a significant portion of this market, and we intend to further expand our offerings to capture more of this market in the future.

Separately, we have calculated our total addressable market opportunity as approximately $49.3 billion. To arrive at this figure, we conducted a detailed process. First, we identified the total number of global companies broken down by size, which we determined by referencing independent industry data from the S&P Global Capital IQ database.28 We then segmented these companies into large enterprise, enterprise, and commercial categories based on revenue, and for commercial, a minimum number of employees. We then leveraged internal company data on current customer type and spend on our products and services to calculate average ARR for each category. Finally, we multiplied the average ARR by the number of companies within each category to determine our total addressable market opportunity.29

We define large enterprises as companies with revenue greater or equal to $1.5 billion in the last twelve months, enterprises as companies with revenue between $500 million and $1.5 billion, and commercial customers as companies with revenue between $100 million and $500 million and with greater than 250 employees.

For large enterprise customers, we applied the average ARR of our top 25 customers, which we believe represents the average spend of customers that have achieved widespread adoption of our platform across their organizations based on their size and use of cloud-based technology. For enterprise customers, we averaged the ARR across our top 26th to 250th customers, which we believe represents the average spend of substantial customers that have achieved moderate to high adoption of our platform, often across multiple use cases. Finally, for commercial customers, we averaged the ARR across our top 251st to 500th customers, which we believe represents the average spend of customers with more limited adoption of our platform among smaller businesses.

Our Solution

We unlock the power of data with advanced analytics based on our proprietary machine learning technology to identify and predict anomalies in real time, separating the signal from the noise and allowing users to get continuous insights, even when they do not know what questions to ask. Our multi-tenant, cloud-native platform was architected by big data and security experts and has been in operation continuously for nearly a decade. We began by solving the more difficult log and machine data analytics challenges, and then evolved our platform very early on to also integrate and analyze more simple structured monitoring and time-series data to provide a comprehensive, cloud-native, continuous intelligence solution.

As a result, we deliver analytics and insights across a wide range of use cases for a diverse user base of technical and non-technical individuals across development, IT operations, security, and other lines of business including product, customer success, and executives. Our user-friendly dashboards can be used out-of-the-box or easily customized and personalized for monitoring workloads, alerting users to performance issues, investigating anomalies, detecting threats, responding to security incidents, and predicting customer churn. Our Continuous Intelligence Platform allows users to further derive insights and intelligence through various integrations with domain-specific data science tools and technologies.

Our customers leverage our Continuous Intelligence Platform for four main solution areas:

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Operational Intelligence: Customers utilize our platform to build, monitor, troubleshoot, and optimize their applications and infrastructure. Modern applications require modern observability powered by AI/

[27]	IDC, Semiannual Software Tracker, 2019 H1 Forecast Release, November 14, 2019; see the section titled “Industry, Market, and Other Data” for additional information.
[28]	Global Capital IQ database; see the section titled “Industry, Market, and Other Data” for additional information.
[29]	the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a description of how we calculate ARR.

ML and utilize more than just one type of data—logs, events, metrics, metadata, traces, and other telemetry generated by machines. Our Continuous Intelligence Platform enables users to rapidly understand the root cause of poor performance in their application stack, such as a line of faulty code, an incorrect configuration error, architectural issue caused by poor performing infrastructure, or a capacity issue. The ability to quickly troubleshoot results in faster deployment of new code, significantly reduced downtime, and an enhanced customer experience.

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Security Intelligence: Sumo Logic’s cloud-native analytics capabilities can detect real-time threats and incidents, as well as provide consolidated lists of indicators of compromise that enables analysts to accelerate investigations across their multi-cloud environments. Our algorithms utilize correlations and pattern recognition to detect threats, and then deploy custom alerts to automate the appropriate incident response for the SOC. Further, our cloud SIEM solutions go beyond reporting and into continuous intelligence, allowing IT operations and security analysts to conduct deep investigations into all their log data, as opposed to surface-level, metrics-based analysis. In addition, we enable our customers to leverage our Continuous Intelligence Platform to comply with and adhere to the various audit, compliance, and regulatory requirements.

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Business Intelligence: Sumo Logic’s abilities extend into line of business users to enable real-time, data-driven decision making. Our solution extracts valuable business, service, or other critical KPIs from existing data to predict and analyze customer behavior, engagement, and actions. Our out-of-the-box, analytics-powered dashboards and flexible search language can help business users design and perform a robust set of searches to gain visibility into customer engagement, accelerate time to market, and increase competitive advantages.

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Global Intelligence: Through our platform, we have insights into the types of technologies used by more than 125,000 Sumo Logic users, and how they are using these technologies. Given our vast volume of data ingested daily and maintained historically, we provide a unique operational and security benchmarking service that leverages machine learning to uncover global KPIs and KRIs. These benchmarks allow organizations to measure their performance, value, and risks against the broader

Sumo Logic global community. Additionally, we provide a rich set of anonymized data and intelligence to users, such as industry, community, and data science insights.

Our Continuous Intelligence Platform is designed to collect and centralize data from a multitude of data sources by integrating seamlessly with other platforms and solutions. Our Continuous Intelligence Platform was architected to support massive scale, optimizing data ingestion and processing, while providing powerful analytics. Our platform ingests and analyzes the machine data generated by applications, infrastructure, and microservices from cloud and on-premise environments, enabling actionable insights. Sumo Logic supports approximately 175 out-of-the-box applications and integrations across all areas of IT infrastructure including public multi-cloud environments, application development, containers and orchestration, databases, cloud applications, identity, and security and threat detection.

Benefits of Our Solution

Ingest all types of machine data, in real time

Sumo Logic ingests comprehensive sets of digital and machine data enabling our customers to gain holistic real-time intelligence to efficiently manage their digital operational, security, and business processes. In July 2020, our platform scanned 27.1 exabytes of data and 49.9 quadrillion events. Our platform collects data and derives insights about KPIs, KRIs, and SLIs, from logs, events, metrics, metadata, traces, and other telemetry generated by machines. Customers can easily collect these disparate data sources from various technologies regardless of where they are deployed.

Predictive and proactive insights

Our proprietary advanced analytics algorithms enable a proactive and predictive approach to deriving intelligence from applications and infrastructure and responding to opportunities, instead of reacting to historical events. Using a variety of search, machine learning, and statistical techniques enabled by our Continuous Intelligence Platform, our customers can:

•	Quickly find events of interest to separate signal from noise;

•	Automatically correlate events across multiple sources to discover patterns;

•	Identify trends across millions of records to understand changes in behavior;

•	Uncover anomalies and outliers to detect an impact on applications, infrastructure, and data;

•	Predict outcomes to avoid outages and security incidents; and

•	Isolate root causes of issues to restore systems and remediate security incidents.

The powerful machine learning capabilities of our platform work at scale and analyze all information collected, not only a sample, to empower our customers to derive intelligence quickly from their structured, semi-structured, unstructured, and ephemeral data, reducing the need for slow and costly data science resources and tools.

Accessible to everyone in an organization

Our Continuous Intelligence Platform is designed for rapid adoption across the organization, supporting multiple use cases. Users can perform analysis and share results across teams, create dashboards to visualize insights, set alerts to notify teams of events, configure access to deliver information to appropriate audiences, and integrate with the full enterprise ecosystem of tools and business applications that need the data and intelligence generated by our platform. In order to facilitate ease of adoption and management, our Continuous Intelligence Platform offers enterprise-class access control, deployment automation, and approximately 175 out-of-the-box applications and integrations.

Multi-tenant cloud architecture

Our architecture leverages cloud, multi-tenancy, microservices, autoscaling, and deployment automation to create an efficient and resilient platform. Our platform eliminates the need for costly and slow upgrades and management overhead, and reduces scaling and security challenges. Our multi-tenant cloud architecture delivers:

•	Efficient resource utilization that offers a compelling return on investment;

•	Intelligent workload control that offers consistent and predictable performance;

•	Automatic scalability to adapt to customers’ business cycles and unexpected events;

•	Single point-of-failure-resistant architecture delivering reliability and data integrity;

•	Rapid deployment of new capabilities and security updates;

•	Support for any data from any application, infrastructure, or environment; and

•	Multi-use case intelligence that supports multiple stakeholders inside an enterprise.

Security delivered by design

Our architecture employs end-to-end encryption both in transit and at rest, security at every layer of the application, and a zero-trust execution model. Increasingly, applications contain personal, confidential, and otherwise sensitive customer data that must be protected and managed in a way that adheres to regulatory rules of the specific industries in which those enterprises operate. Our platform is designed to ensure that all data generated and ingested is managed in a secure and compliant way without users having to manage security on their own. Our security policies, procedures, and controls are routinely audited and attested by third parties for compliance, certification, or adherence to industry security standards and regulations, such as CSA-Star, FedRAMP In Process, HIPAA, ISO 27001, PCI/DSS Provider Level 1, and SOC 2 Type 2.

Competitive Strengths

We efficiently service and support a broad customer base

Our customers include businesses of all sizes and industries across North America, Europe, the Middle East, and Africa, or EMEA, and APJ. We help organizations at every stage of digital transformation, from cloud-native organizations to those who are predominantly on-premise and are now transitioning to the cloud. We designed our solutions with an intuitive, easy-to-use interface that includes visualizations, dashboards, and alerting capabilities. While easy to use, our solutions are also powerful and can be customized to meet the needs of sophisticated technical users in demanding enterprise environments. We have a simple onboarding and implementation process as well as automated self-paced or instructor-led training and certifications, which enable customers to begin using our Continuous Intelligence Platform within hours. Once they adopt our platform, customers are able to leverage approximately 175 out-of-the-box applications and integrations, allowing them to quickly realize the benefits of Sumo Logic without costly and lengthy implementation.

We address a broad range of use cases

Our Continuous Intelligence Platform can address a broad range of use cases for developers, IT operations teams, security professionals, and business users to access advanced analytics and intelligence for their respective needs. Typically, customers utilize Sumo Logic’s platform for operational intelligence to address modern observability requirements, security intelligence for cloud SIEM, and business intelligence for customer usage and adoption. Our easy-to-use platform, along with the ability to add unlimited users, enables viral expansion of other use cases, such as fraud detection, preventive maintenance, inventory management, and smart city IoT initiatives.

Our flexible subscription packages are built for scale and value

We offer flexible, multi-tiered, paid subscription packages for access to our platform. Our pricing is based on a variety of factors including volume of data to be ingested, duration of data retention, and breadth of access to platform features and functionalities. Our subscription packages encourage customers to expand their adoption of our platform by providing them with the flexibility to ingest and analyze large volumes of data and the ability to access a broad suite of platform features and functionalities without incurring overage fees. We also provide customers insights into their usage patterns.

Powerful network effects drive adoption and platform value

Our business benefits from the investments we have made to drive powerful network effects, which further increase adoption, accelerate the value of our platform to our customers as we grow, and provide a sustainable competitive advantage.

Customer adoption flywheel. Customers typically adopt Sumo Logic with an initial use case or a single project. As the initial team starts to derive value from our platform, they frequently share insights and collaborate with other teams. As a result, more and more teams adopt Sumo Logic and expand use cases. More users and more use cases drive more diverse data ingested into our platform, which allows for organizations to derive more powerful insights. Greater insights lead to new users who want access to our platform, creating a powerful flywheel effect.

Global intelligence flywheel. Our differentiated Continuous Intelligence Platform provides unique insights into our customers’ application architectures, processes, and the tools they use to build, run and secure modern applications and infrastructures. We apply these insights to offer benchmarks to our customers along with the ability to export anonymized data from Sumo Logic for data science applications. In addition, the insights into how our customers are building, maintaining, and securing their applications allow us to further innovate and tailor our solution roadmap. For example, we observed early usage of Kubernetes across multi-cloud deployments, and as a result, we accelerated development of a solution that provides discoverability, observability, and security for Kubernetes and container-based applications. As we continue to grow our customer base, we will continue to leverage our Continuous Intelligence Platform to provide more value to our customers, which in turn will help to increase adoption.

Effective go-to-market model

Our go-to-market model is designed to effectively land customers, and expand their use of our platform over time. During their subscription term, customers frequently increase the number of users and use cases, ultimately driving more data into our platform and a greater likelihood for contract upgrades. We complement our free trials with an inside sales team focused on the mid-market segment and a field sales organization focused on the enterprise segment. In addition, our growing community of passionate users advocate for Sumo Logic through user groups, our Slack channels, and community forums, which has helped increase the virality of users onto our platform. Our community includes over 125,000 users and we have conducted over 22,000 Sumo Logic certifications that further improve knowledge, value, and adoption. We also leverage our Continuous Intelligence Platform internally to garner insight into our customers’ usage patterns and augment our customer support and customer success, allowing us to maintain an average CSAT score of over 94% in the past eight quarters with minimal support headcount.

Our Growth Strategies

Grow our customer base

We are in the early stages of penetration of a very large market opportunity. We are focused on growing our customer base by expanding our sales and marketing efforts across the markets we serve. We have significantly increased our investment in direct sales, channel sales, and marketing over the past year. We are also increasing our efforts internationally to expand our market presence in EMEA and APJ.

Expand within our customer base

Our customers often initially subscribe to our Continuous Intelligence Platform for a specific use case and expand use over time. We plan to grow our relationships with existing customers by making it easier and more cost-effective to increase the data they ingest, store, and utilize in our platform, which we believe will attract more users, increase use cases, and drive greater adoption. We believe our ease of use and self-service model, viral adoption dynamics, and cross-department collaboration are key elements in driving more spend within our customer base.

Continue to enhance and innovate our offerings

We will continue to invest in research and development to enhance our technological innovation and support new service offerings. In 2016, we introduced a cloud-native unified log, metrics, and events solution. Similarly, in 2018, we introduced a new cloud-native SIEM, and in 2019, we launched a comprehensive solution to offer real-time visibility and security intelligence for Kubernetes and container-based applications. We gain continuous insights into how our customers use our platform and the additional capabilities they adopt, allowing us to tailor our solution roadmap to customer needs and increase value to our existing customers. We have pursued acquisitions and investments in technologies to accelerate product innovation and market expansion and will continue to do so.

Deepen our sales channels and technology partnerships

As part of our go-to-market strategy, we have developed a strong ecosystem of partners, including independent software vendors, distributors, resellers, managed service providers, and managed security service providers to help us expand in existing markets, as well as enter and grow in new markets. We will continue to seek and extend our relationships with these distribution partners. We have also established reseller partnerships with cloud marketplaces, such as AWS Marketplace, and we intend to continue to grow these relationships with the other providers and partners.

Our Platform and Technology

We provide a multi-tenant, cloud-native platform delivering Operational Intelligence, Security Intelligence, Business Intelligence, and Global Intelligence solutions to our customers.

Data Collection and Management

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Data Collection. We support a wide variety of data collection protocols and can collect data from any digital environment, including on-premise and cloud. Our platform has approximately 175 out-of-the-box applications and integrations that facilitate our customers’ rapid time to value and insights from many common technology components and services. In July 2020, an average event was comprised of 542 bytes of data, and in the same period our platform scanned an average of 1.6 quadrillion events per day. We support the integration and collection of data from a variety of sources including:

•	Physical and virtual infrastructure, such as servers, network devices and switches, and storage arrays;

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Software components, such as databases, application servers, operating systems and middleware, custom and packaged applications, as well as various open source and commercial software development tools, such as source code control systems, continuous integration/continuous delivery pipeline tools, and automated testing;

•	Custom applications and digital services built, operated, and secured by our customers or their service providers;

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Cloud services and SaaS applications, such as Microsoft Office 365, Okta, Salesforce, and Slack, Platform-as-a-Service offerings, such as Heroku and Pivotal CF, and Infrastructure-as-a-Service offerings, such as AWS, Azure, and GCP, as well as the ability to support direct cloud-to-cloud integrations; Content Delivery Network services, such as Akamai, Cloudflare, and Fastly;

•	Standardized communication and transport protocols, such as HTTPS, TCP, and Secure Syslog;

•	IoT devices and sensor data, mobile devices, and programmatic and system APIs from a variety of technologies, tools, and custom software; and

•	Security sources, such as threat intelligence, endpoint, intrusion detection systems/intrusion prevention systems, access control, data leak prevention, and cloud access security brokers.

Daily Ingested Data (GB)

Calculated as a daily average for the last month of our fiscal year.

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Data Type Support. Our platform supports structured, semi-structured, and unstructured data types across a variety of data formats. Our platform also collects and analyzes unknown and non-premeditated data sets, including custom application logs, metrics, events, and metadata to understand the internal state, security, and business performance of our customers’ digital services and customer facing applications. By supporting data from a broad technology ecosystem and schema-less custom data formats, we provide our customers with a deeper visibility and insights into their applications, infrastructure, security, and IoT technologies across on premise, hosted, and multi-cloud environments.

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Parsing, Transformation, and Enrichment. Our platform supports ingest time parsing into a schema, as well as on-demand schema inference, in order to enable analytics on unstructured data. We support ingest time data transformation and enrichment to quickly convert between data formats to optimize for ease of analysis, performance, and cost.

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Data Management. Our platform offers multiple data persistence tiers to provide our customers with an effective and cost-efficient way to manage and grow their data volume and usage. Our unique distributed data tiering enables continuous real-time analytics, frequent analytics, infrequent analytics, as well as archiving capabilities to address various data use cases, user access, and cost requirements. Policies can be set that govern the granularity of data management and enable various levels of analytics. Our customers can configure retention policies per data set from days to years to satisfy internal requirements, external regulatory rules, or specific cost and data value requirements.

Visualization and Exploration

Our platform offers powerful data exploration, filtering, and visualization capabilities to empower users with insights and intelligence extracted from their complex machine data.

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Visualizations. Our dashboards offer broad visualization capabilities for different data types, formats, and insights. Dashboards can be shared across all users and environments such as the network operations center, security operations center, and site reliability engineering.

•	Filters. Filters enable users to focus visualizations to only the subsets of data relevant to their investigation based on field values, metadata, topology, and other indicators.

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Explorer. Explorer enables users to navigate their application and infrastructure topology in the way that the underlying application or infrastructure is architected or modelled. This facilitates simpler and faster navigation for observability, security, and business insights.

Our dashboards can be shared with users, teams, the entire organization, or externally to enable broad intelligence sharing and adoption.

Alerts and Notifications

Our Continuous Intelligence Platform proactively alerts and notifies users of potential service degradations, business issues, or cybersecurity threats within their complex environments.

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Alerting Algorithms. Alerts can be triggered by any of our platform’s analytical capabilities, such as static and dynamic threshold models, event correlation, machine learning, statistical computations and comparisons, and anomaly detection. Our alerting engine supports both real time as well as scheduled reporting.

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Notifications. Our alerts can directly notify users or teams via emails or other direct means, integrate with third party ticketing or workflow tools, such as OpsGenie, PagerDuty, ServiceNow, Slack, or trigger APIs, scripts, or serverless functions on AWS, Azure, or GCP.

Alerts are used to quickly identify, notify, and address potential issues detected within applications, infrastructure, or business processes.

Search and Analytics

•

Search. Our platform enables high-speed search of events, records, full phrases and data points, using keywords, patterns, Boolean logic, and metadata across one or multiple data sets. Our search engine supports powerful data manipulation operators and constructs in order to help customers rapidly identify and address outages, performance issues, security threats, and business trends and behaviors.

•

Schema On Demand Analytics. A core foundation of our analytics system is our ability to infer or extract schema on demand without requiring ingest time parsing. This enables our analytics engine to analyze new and unknown data sent into our platform. In addition to our powerful search and query language capabilities, our analytical capabilities are enhanced by the following proprietary algorithms:

•

LogReduce and LogCompare. LogReduce is a machine learning-powered pattern detection engine that automatically determines the structure of logs, and then clusters similar log types into patterns. LogReduce learns and remembers patterns over time as well as enables supervised learning by allowing users to interact and provide feedback to the machine learning algorithms to continuously improve detection analytics. LogReduce can then be used in a compare mode with LogCompare, which performs both temporal and spatial comparisons of patterns to automatically detect anomalies and changes in behavior.

•	TimeCompare. We compare outcomes from any query within a related time range or data set in order to detect change in behavior of applications, infrastructure, users, or business trends.

•

Outlier. Outlier monitors behavior across multi-dimensional time series in a single query. Based on that behavior, Outlier determines if a deviation in a time series indicates a potential issue, security event, or business impact.

•

Predict. Predict uses machine learning models and mathematical techniques to predict behavior of KPIs or SLIs over time by detecting amplitude, wavelength, distance, and trend, and predicting future behavior. This helps our users predict outcomes and prevent production, security, or business issues.

•

Transaction Analytics. Our transaction management and analysis capabilities enable customers to identify, monitor, and troubleshoot distributed transactions across their applications in order to improve issue detection stemming from latency, failures, and other infrastructure or application problems affecting distributed systems.

•

Statistics and Aggregation. Our analytics engine supports statistical and aggregation techniques to compute percentiles, averages, standard deviations, and distinct counts, across multiple dimensions in order to derive operational, security, and business intelligence from machine data.

•

Stream Processing. Our analytics run in real-time mode, using stream processing to power real-time dashboards and alerts, or historical mode, to enable interactive analysis, troubleshooting, and reporting.

•

Materialized Views. Our analytics run continuous background processing that build materialized views, which power the creation of KPIs / SLIs trends that can be used for long-term analytics of key metrics.

Our broad set of proprietary analytical capabilities enable Sumo Logic users to monitor, identify, and troubleshoot operational, security, and compliance incidents as well as business trends, behaviors, and issues.

Architecture and Security

Our platform is built on a multi-tenant cloud architecture, hosted on AWS using intelligent resource management, auto scaling, and partitioning logic to manage our compute and storage footprint so that we can deliver resiliency and optimal performance while maintaining efficiency. Our platform runs across multiple regions and within each region across multiple AWS data centers. Our microservices are distributed to avoid single-points-of-failure in order to ensure fault-tolerance even in the case of full physical data center outage.

All data in our platform is encrypted both in transit and at rest, with unique rotating customer key chains which are themselves encrypted to ensure data security. We utilize numerous controls to ensure platform security, including identity and access management, multi-factor authentication, multiple audit trails, real-time security monitoring, encrypted operating system volumes and more. Our platform is PCI-DSS 3.2 SP1 certified, SOC 2 Type 2 attested, HIPAA compliance attested, ISO 27001 certified, CSA Star certified, and is FedRAMP In Process.

Our Customers

As of July 31, 2020, we had over 2,100 customers worldwide.30 Our customers range from cloud-native organizations to those who are undergoing digital transformation and range from small and medium-sized enterprises to businesses in the Fortune 500. In addition, within our customers, we had over 125,000 users on our platform. Customers that had ARR greater than $100,000 or more grew from 187 as of January 31, 2018 to 234 as of January 31, 2019 to 323 as of January 31, 2020, and to 330 as of July 31, 2020.31 Customers that had ARR greater than $1 million or more grew from seven as of January 31, 2018 to 17 as of January 31, 2019 to 25 as of January 31, 2020, and to 29 as of July 31, 2020.

Our customers operate in a variety of industries, as shown below:

Finance	Business Services	Industrial, Manufacturing, and Transportation	Application Software	Infrastructure Software
Cardlytics Coincheck LendingTree Razorpay RBC	eSentire Pitney Bowes ThoughtWorks	Alaska Airlines Ibibo Group JetBlue Land O’Lakes ScottsMiracle-Gro	Freshworks Procore Qualtrics Salesforce.com Veeva Systems Xero	Barracuda Networks JFrog PagerDuty Twilio

Commerce and Retail	Government, Healthcare, and Education	Internet and Communications	Media and Entertainment
ALDO Group Petco Rakuten Rewards Swiggy Ulta Beauty	23andMe Brown University City of San Diego Collective Health One Medical	Genesys Hudl Moovweb RingCentral Zoosk	Major League Baseball Netflix Pokémon USA SEGA Europe Ticketmaster

No customer represented 10% or more of our revenue in fiscal 2018, 2019, or 2020, or for the six months ended July 31, 2019 or 2020.

Customer Case Studies

The following case studies are examples of how some of our customers have selected, deployed, and benefited from our platform. These are individual experiences with the Company’s solutions and not all customers may experience all of the benefits described below.

JFrog: Customer of more than 4 years

JFrog provides an end-to-end DevOps platform enabling software engineering teams to manage continuous software release cycles. JFrog’s vision is to give software delivery teams the ability to have software flow automatically from builds straight into production—what JFrog dubs “Liquid Software.” With over 5,000 customers and millions of users worldwide, JFrog seeks to transform the way that software artifacts are managed, released, and updated.

[30]

We define a customer as a separate legal entity, such as a company or an educational or government institution, that is under a paid contract with us or with which we are negotiating a renewal contract at the end of a given period. To the extent we are negotiating a renewal with a customer after the expiration of the contract, we continue to include that customer in our customer count if we are in active discussions for a renewal or upgrade. Given our historical experience of customer renewals, if we are in active discussions for a renewal or upgrade, we continue to include customers with expired contracts in our customer count until the customer either renews its contract or negotiations terminate without renewal. In situations where an organization has multiple subsidiaries or divisions that separately contract with us, we typically treat only the parent entity as the customer instead of treating each subsidiary or division as a separate customer. However, we count each purchaser of our self-service offering as a unique customer, regardless of other subscriptions such organization may have.

[31]	See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a description of how we calculate ARR.

Situation

JFrog’s focus is on providing universal DevOps solutions for customers. Their in-house DevOps and customer success teams constantly track and improve their systems internally to translate those improvements to their customers’ teams. JFrog sought the ability to track services currently being utilized including artifact repository managers, event streaming, and proxies to have a unified understanding of their internal DevOps infrastructure. Additionally, the teams knew they had a need to analyze, monitor, and troubleshoot internal data to fully assess critical technical events.

Solution & Benefits

JFrog selected Sumo Logic because of the DevOps team’s need for more visibility into their build and release cycles as well as their customers’ usage and trends. More specifically, they collectively had a goal to track of their customers’ day-to-day usage patterns of JFrog solutions. Given the vast size of JFrog’s customer base in the cloud, the team began by breaking data sources out by individual customers to quickly identify and triage areas for improvement. With those clear filters in place, the DevOps support teams are now empowered to utilize a wide array of logs and events to identify key signals. Combined with the ability to funnel those data sources into alerts and internal dashboards, teams are equipped with actionable information and visual graphs for proactive monitoring of overall traffic, data transfers, uploads, requests, and responses at customer-level granularity.

Results

With the Sumo Logic continuous intelligence solution, JFrog was able to more effectively measure and track internal systems leading to two critical improvements. First, their teams have the ability to consistently meet internal SLAs and evolve internal processes. Second, their customers benefit from the updates continuously made to their own product and cloud service offerings such as Artifactory, their Enterprise Universal Artifact Repository. The outcome is a better experience for their customer base seeking cohesive approaches to the way they manage, release, and update software artifacts. JFrog’s end user customers benefit from these constant iterations and updates as they leverage the JFrog end-to-end software management platform in the cloud.

Qualtrics: Customer of more than 5 years

Qualtrics, the leader in customer experience and creator of the Experience Management, or XM, category, helps organizations manage and improve the four core experiences of business—customer, employee, product, and brand. It helps organizations listen, understand, and take action on experience data to better serve their customers and employees.

Situation

Qualtrics monitors critical experiences for its customers and needed a continuous intelligence solution that would ensure that its service is optimized and available at all times. The company also needed to ensure that it could develop new products and services efficiently, and meet audit and compliance related control objectives.

Solution & Benefits

Qualtrics chose our Continuous Intelligence Platform to meet its operational and security objectives. Qualtrics leverages Sumo Logic to monitor its entire IT infrastructure to ensure that it is delivering the best experience to its customers. Moreover, Qualtrics relies on Sumo Logic to improve its security posture, allowing it to quickly and efficiently identify and resolve security incidents and threats. Finally, Qualtrics is able to meet its control objectives required by customers by using Sumo Logic for audit and compliance reporting.

Results

With Sumo Logic, Qualtrics is able to realize substantial savings to meet the requirements for SOC, ISO 27001, and other regulations due to improved audit and compliance capabilities. Qualtrics is also realizing significant benefits by becoming more efficient. With Sumo Logic’s Continuous Intelligence platform, Qualtrics is able to rapidly discover and remediate security events.

SPS Commerce: Customer of more than 5 years

SPS Commerce is a leading retail network, connecting trading partners around the globe to optimize supply chain operations for all retail partners. SPS Commerce supports data-driven partnerships with innovative cloud technology, customer-obsessed service, and accessible experts so its customers can focus on what they do best. To date, thousands of companies in retail, distribution, grocery, and e-commerce have chosen SPS Commerce as their retail network.

Situation

The company was on a digital transformation journey, working to migrate a significant number of core services from an on-premise environment to the cloud. The company needed real-time operational and security intelligence visibility into its applications and architecture, as well as a single source of data that teams across the organization could use to collaborate and solve problems.

Solution & Benefits

SPS Commerce selected Sumo Logic because of our ability to make sense of problems within a complex microservices infrastructure. Our platform provided continuous intelligence and real-time insights, all on a single pane of glass. In addition, the company appreciated the flexibility of our Continuous Intelligence Platform to solve a broad spectrum of problems across engineering, security, and customer success teams, all within live, real-time dashboards. By breaking down the silos between teams, SPS Commerce has been able to move faster and drive more innovation to their customers.

Results

Sumo Logic has enabled SPS Commerce to quickly adopt new technologies like Kubernetes, which gives the company a competitive edge in its market. In addition, SPS Commerce has experienced significant improvement in collaboration across many teams that are now making decisions based on common data sets and understand how to interpret their data to deliver the best customer experience.

Customer Success

We view our community and customer success efforts as key to driving adoption of our solution and creating an unparalleled experience for our customers that contributes to long-term retention and satisfaction. We prioritize real-time responsiveness not only in our platform, but also in our relationships with our customers. Our customer support team uses our own platform to gain customer intelligence before we receive support queries, allowing us to leverage a small number of support personnel across our entire customer base. Relying on our own solutions internally also allows us to continue to iterate and improve our platform for all users. Our customer support organization works closely with our research and development function to ensure that customer feedback and community input is incorporated and addressed as we continuously improve our platform.

Customer support

We offer two tiers of customer support. Our standard customer support tier is included with all subscriptions to our platform and includes correspondence with our customer success team and access to online support portals. Our premium support service is available to our customers on a subscription basis and includes 24/7 access to a technical account manager, who works closely with our customers to provide real-time technical assistance, mentoring, rapid support response, and strategic success planning.

Our community

Our broad community of passionate customers drives adoption of our platform. Through our multi-level certification program, we support a community of approximately 12,000 Sumo Logic “certified users” who take advantage of our training services in order to qualify for various tiers of expertise in the capabilities of our platform. Our certified users frequently act as informal advocates and drive adoption of our platform for new use cases, increasing our ability to further engage within an organization and with new customers. We have also created an online community that is available to all of our customers, enabling them to connect with one another and with experienced users of our platform to ask questions and share answers. The more our customers engage with each other and share best practices, the more they benefit from each other’s knowledge and increase their mastery and utilization of our platform.

Sales and Marketing

Our sales and marketing organizations work together closely to drive market awareness, build a strong sales pipeline, and cultivate customer relationships to drive revenue growth.

Sales

We primarily sell subscriptions to our platform and service offerings through our direct sales organization, which is comprised of inside sales and field sales professionals who are segmented by customer size based on headcount. These sales teams are dispersed geographically to reach potential customers worldwide. Our direct sales organization also leverages our network of channel partners to expand our reach to additional sectors and industries, especially internationally. Our resellers market and sell our offerings throughout the world and provide a go-to-market channel in regions where we do not have a direct presence. In addition, we generate sales of subscriptions to our platform through our self-service offering, as well as a free version that allows potential customers to use certain functionalities for a limited volume of data and experience the benefits of our platform.

Once a sale is made, our sales team leverages our land-and-expand model to generate incremental revenues through increased levels of adoption of our platform by our customers. To drive such expansion in our existing customers, our direct sales team works closely with our sales development team, sales engineers, security team, and professional services team to ensure customer success. Often, we find that initial customer success with our platform results in key internal decision-makers upgrading their subscription packages and expanding their implementation of our platform throughout their organization and to new use cases. Further, as our customers are successful in their businesses and generate an increasing volume of data, we are able to share in their growth as the volume of data that we manage increases.

Marketing

We focus our marketing efforts on building our brand reputation, increasing the awareness of our platform, and driving customer demand through campaigns that leverage our innovation, thought leadership, technical resources, and customer success stories. We use various marketing strategies to engage with prospective customers, including email and event marketing, digital advertising, public relations, search engine optimization, social media, and thought leadership in the industry. For example, we host an annual customer conference, Illuminate, which brings together our customers and thought leaders to provide education on continuous intelligence, deliver technical trainings of our platform functionalities, share best practices, and foster a community. Our technical leaders also frequently speak as subject matter experts at market-leading developer events, such as AWS re:Invent.

Technology Partners

We develop and maintain partnerships that help us market and deliver our platform and solutions to our customers around the world. Our partner network includes the following:

•

Cloud providers. We work with many of the major cloud providers to increase awareness of, and make it easy for customers to access, our platform and solutions. Our platform is developed to run on and integrate with leading cloud provider platforms, such as AWS, Azure, and GCP. Our customers are also able to subscribe to our platform and solutions through leading cloud service marketplaces.

•

Solution partners. We partner with leading innovative technology organizations to develop integrations, best practices, and extended capabilities that help our customers achieve enhanced value in modern enterprise cloud environments.

Research and Development

Our research and development team consists of technical engineering, product management, and user experience, and is responsible for the design, architecture, creation, and quality of our platform. We invest substantial resources in research and development to enhance our platform features and functionalities and expand the services we offer. We believe the timely development of new, and the enhancement of our existing, services and platform features is essential to maintaining our competitive position, and we continually incorporate suggestions, feedback, and new use cases from our community and customers into our platform. Our research and development team works closely with our technical operations team to ensure the successful deployment and monitoring of our platform to provide a platform that is available, reliable, and stable, as well as with our customer success team to collect user feedback to enhance our development process. We utilize an agile development process to deliver numerous software releases each year and hundreds of minor releases, fixes, and updates. Our research and development organization is distributed across the United States, India, and Poland, which we believe is a strategic advantage for us, allowing us to develop our platform capabilities more efficiently.

Competition

The markets in which we compete are competitive and characterized by rapid changes in technology, customer requirements, and industry standards, and frequent introductions of improvements to existing service offerings. Our competitors and potential competitors include providers of tools such as analytics, enterprise and open source search, SIEM, monitoring, and other software solutions that are not specifically designed for continuous intelligence, but may be used as partial substitutes. In these categories, our primary competitors include Splunk and Elastic. Other competitors include Datadog with respect to infrastructure monitoring; basic cloud monitoring tools offered by cloud infrastructure providers such as AWS, Azure, and GCP, and various private companies. We expect competition to increase as other established and emerging companies enter this market, as customer requirements evolve, and as new service offerings and technologies are introduced.

The principal competitive factors for companies in our industry are:

•	cloud-native, multi-tenant architecture;

•	ability to ingest and manage a broad variety and large volume of data;

•	platform functionality, including speed, scale, and relevance;

•	ease of deployment and ease of use;

•	ability to address a variety of evolving customer needs and use cases;

•	enterprise-grade technology that is secure and reliable;

•	scale and reach of customer base and level of platform adoption;

•	quality of training, consulting, and customer support;

•	strength of sales and marketing efforts;

•	brand awareness, reputation, and customer satisfaction; and

•	flexible packaging and total cost of ownership.

We believe that we compare favorably on the basis of the factors listed above. Our industry requires constant change and innovation, and we plan to continue to evolve our platform technology to empower our customers to monitor and troubleshoot application and infrastructure performance in real time, act on threats instantly, and make smarter business decisions. However, we could face significant risks to our business, financial condition, and results of operations as a result of competition.32

Intellectual Property

Our success depends in part upon our ability to safeguard our core technology and other intellectual property protection for our technology, inventions, improvements, proprietary rights, and other assets. We seek to accomplish that objective by establishing intellectual property rights in and protecting those assets through a combination of patents, patent applications, registered and unregistered trademarks, copyrights, trade secrets, license agreements, confidentiality procedures, non-disclosure agreements with third parties, and other contractual measures. As of July 31, 2020, we owned 19 issued U.S. patents, 17 U.S. patent applications, no pending U.S. provisional patent applications, and 12 non-U.S. patent applications. Our issued U.S. patents, and any patents that may issue from our pending applications, would be scheduled to expire at dates ranging between June 2031 and May 2040, excluding any additional term for patent term adjustments or extensions. In addition, as of July 31, 2020, we owned 14 registered trademarks in the United States, no pending trademark applications in the United States, as well as 19 registered trademarks in non-U.S. jurisdictions and 11 pending trademark applications in various non-U.S. jurisdictions. We also license software from third parties for integration into our platform, including open source software and other software available on commercially reasonable terms.

Additionally, we rely upon unpatented trade secrets and confidential know-how and continuing technological innovation to develop and maintain our competitive position. We seek to protect our proprietary information, in part, by entering into confidentiality agreements with our employees, consultants, vendors, and customers, and generally limiting access to and distribution of our proprietary information. However, we cannot assure you that the steps taken by us will prevent misappropriation of our technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our offerings or obtain and use information that we regard as proprietary. Policing unauthorized use of our technology is difficult and time consuming. Third parties may independently develop the same or similar proprietary information or may otherwise gain access to our proprietary information. The laws, procedures, and restrictions on which we rely may provide only limited protection, and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed, or misappropriated. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States, and many foreign countries do not enforce these laws as diligently as government agencies and private parties in the United States.

[32]

See the section titled “Risk Factors—We face intense competition and could face pricing pressure from, and lose market share to, our competitors, which would adversely affect our business, financial condition, and results of operations” for additional information.

Our industry is characterized by the existence of a large number of patents and frequent claims and related litigation regarding patent and other intellectual property rights. From time to time, third parties may assert claims of infringement, misappropriation, and other violations of intellectual property against us, our customers, or our channel partners, with whom our agreements may obligate us to indemnify against these claims.33

Employees

As of July 31, 2020, we had a total of 710 employees located in 13 countries. In certain countries in which we operate, we are subject to, and comply with, local labor law requirements which may automatically make employees subject to industry-wide collective bargaining agreements. None of our U.S. employees is represented by a labor union or covered by a collective bargaining agreement with respect to their employment with us. We have not experienced any work stoppages and we consider our relations with our employees to be good.

Legal Proceedings

From time to time, we may be subject to legal proceedings and claims that arise in the ordinary course of business, as well as governmental and other regulatory investigations and proceedings. In addition, third parties may from time to time assert claims against us in the form of letters and other communications. For example, in September 2019, attorneys representing a purported class of current and former employees in various sales roles alleged potential claims of employee misclassification and related federal and state law claims, which we disputed. In response, we mediated the dispute, and in August 2020, we entered into a settlement agreement with the purported class counsel to resolve the dispute, which is being handled in arbitration and will result in us paying approximately $4.5 million to resolve the class-wide claims, subject to final approval by the arbitrator, including claims for employee misclassification and related federal and state claims, civil penalties under California’s Private Attorneys General Act of 2004, as well as claims for failure to pay overtime, provide meal and rest breaks, pay timely wages, and provide accurate wage statements, and claims for alleged unlawful business practices.

We are not currently a party to any legal proceedings that, if determined adversely to us, would, in our opinion, have a material adverse effect on our business, results of operations, financial condition or cash flows. Future litigation may be necessary to defend ourselves, our partners, and our customers by determining the scope, enforceability, and validity of third-party proprietary rights, or to establish our proprietary rights. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

Facilities

Our corporate headquarters is in Redwood City, California, where we currently lease approximately 37,000 square feet under a lease agreement that expires in 2023. We also lease and license facilities in the United States in Austin; Denver; New York; and San Francisco; and internationally in Sydney, Australia; Noida, India; Tokyo, Japan; Warsaw, Poland; Seoul, South Korea; and London, United Kingdom.

We believe that our facilities are suitable to meet our current needs. However, we intend to expand our facilities or add new facilities as we add employees and enter new geographic markets, and we believe that suitable additional or alternative space will be available as needed to accommodate any such growth. We expect to incur additional expenses in connection with such new or expanded facilities.

[33]	See the section titled “Risk Factors—Claims by others that we infringed their proprietary technology or other intellectual property rights would harm our business” for additional information.

MANAGEMENT

Executive Officers, Key Employees, and Non-Employee Directors

The following table provides information regarding our executive officers, key employees, and non-employee directors as of July 31, 2020:

Name	Age	Position(s)
Executive Officers:
Ramin Sayar	47	President, Chief Executive Officer, and Director
Sydney Carey	55	Chief Financial Officer
Steven Fitz	55	Chief Revenue Officer
Katherine Haar	44	General Counsel and Secretary
Suku Krishnaraj Chettiar	47	Chief Marketing Officer

Key Employees:
Christian Beedgen	47	Co-Founder, Chief Technology Officer, and Director
Sandeep Khanna	56	Chief Development Officer

Non-Employee Directors:
Joseph Ansanelli(1)(3)	50	Director
Sandra E. Bergeron(1)(2)	61	Director
Randy S. Gottfried(2)	54	Director
William D. (BJ) Jenkins, Jr.(1)(3)	54	Director
Charles J. Robel(2)(3)(4)	71	Director

(1)	Member of the Compensation and Talent Committee
(2)	Member of the Audit Committee
(3)	Member of the Corporate Governance and Nominating Committee
(4)	Lead Independent Director

Executive Officers

Ramin Sayar. Mr. Sayar has served as our President, Chief Executive Officer, and as a member of our board of directors since December 2014. From April 2010 to December 2014, Mr. Sayar served as senior vice president and general manager, cloud management business unit at VMware, Inc., a software virtualization company. From November 2006 to April 2010, Mr. Sayar served as vice president of products and strategy at HP Software Technology Pvt. Ltd., a software development company. Mr. Sayar holds a B.A. in History from the University of California, Santa Barbara and an M.B.A. from San Jose State University.

Mr. Sayar was selected to serve on our board of directors because of the perspective and experience he brings as our President and Chief Executive Officer.

Sydney Carey. Ms. Carey has served as our Chief Financial Officer since November 2018. Ms. Carey has previously served as chief financial officer at Duo Security, Inc., a cloud security company, from December 2017 to October 2018, at Apttus Corp, a quote-to-cash software company, from June 2016 to December 2017, at Zscaler, Inc., a cloud security company, from March 2015 to June 2016, at MongoDB, Inc., a modern database company, from April 2013 to February 2015. Ms. Carey also served in various roles, including chief financial officer, at Tibco Software Inc., a cloud computing company, between January 2004 and April 2013. Ms. Carey previously served on the board of directors of Bazaarvoice, Inc. from April 2012 to November 2017 and of Proofpoint, Inc. from January 2014 to April 2015, and currently serves on the board of directors of a privately-held company. Ms. Carey holds a B.A. in Economics from Stanford University.

Steven Fitz. Mr. Fitz has served as our Chief Revenue Officer since October 2016. From July 2012 to August 2016, Mr. Fitz served as senior vice president, worldwide field operations at MapR Technologies Inc., a big data software company. From May 2010 to June 2012, Mr. Fitz served as president and general manager, U.S. field operations at Avaya Inc., a business communications company. Prior to Avaya, Mr. Fitz served as a senior vice president at Isilon Systems, Inc., a software storage company, and in a number of leadership roles at EMC Corporation, a cloud computing company. Mr. Fitz holds a B.B.A. in Marketing from the Isenberg School of Management of the University of Massachusetts, Amherst.

Katherine Haar. Ms. Haar has served as our General Counsel since November 2018 and as our Secretary since March 2019. Prior to joining Sumo Logic, Ms. Haar served in various roles between February 2010 and November 2018 at Informatica LLC, a software company, including most recently as senior vice president, general counsel and chief privacy officer from August 2015 to November 2018, and as vice president and deputy general counsel from January 2013 to August 2015. From October 2000 to January 2010, Ms. Haar was an associate at Wilson Sonsini Goodrich and Rosati, P.C., a law firm. Ms. Haar holds a B.A. in Economics from the University of Chicago and a J.D. from the University of California, Berkeley.

Suku Krishnaraj Chettiar. Mr. Krishnaraj Chettiar has served as our Chief Marketing Officer since October 2018, having previously served as our Vice President of Marketing from September 2015 to October 2018. From May 2014 to September 2015, Mr. Krishnaraj Chettiar served as vice president and general manager, cloud business unit at CenturyLink, Inc., a connectivity, cloud, and security services company. From June 2012 until its acquisition by CenturyLink, Mr. Krishnaraj Chettiar served as chief marketing officer of AppFog, Inc., a platform-as-a-service company. Mr. Krishnaraj Chettiar holds a B.E. in Computer Science and Engineering from the University of Mysore and an M.B.A. from the Leavey School of Business at Santa Clara University.

Key Employees

Christian Beedgen. Mr. Beedgen is a co-founder of Sumo Logic and has served as our Chief Technology Officer and a member of our board of directors since our founding. Prior to co-founding Sumo Logic, Mr. Beedgen served in various roles at ArcSight, Inc., an enterprise security management company, including most recently as chief architect, director of engineering, and co-founded Gigaton, Inc., a cloud file management company. Mr. Beedgen holds an Associate’s Degree in Social Sciences from Humboldt-Universität zu Berlin and a Bachelor’s Degree in Digital Communication and Media from Fachhochschule Brandenburg.

Mr. Beedgen was selected to serve on our board of directors because of the perspective and experience he brings as a co-founder and as our Chief Technology Officer.

Sandeep Khanna. Mr. Khanna has served as our Chief Development Officer since November 2018, having previously served as our Vice President of Engineering from April 2016 to November 2018. From June 2011 to April 2016, Mr. Khanna served as a partner director of engineering, display advertising at Microsoft Corporation, a computer software and consumer electronics company. Prior to Microsoft, from March 2003 to May 2011, Mr. Khanna served in various roles at Yahoo, Inc., a web services provider, including most recently as vice president of engineering, display advertising platform. Mr. Khanna holds a B.E. in Electrical and Electronics Engineering from the Birla Institute of Technology and Science, Pilani and an M.S. in Computer Science from the University of Mississippi.

Non-Employee Directors

Joseph Ansanelli. Mr. Ansanelli has served as a member of our board of directors since May 2013. Mr. Ansanelli has served as chief executive officer at Gladly Software, Inc., a customer service platform, since January 2015 and as a Partner at Greylock Partners, a venture capital firm, or Greylock, since June 2012. Mr. Ansanelli currently serves on the boards of directors of several privately-held companies. Mr. Ansanelli holds a B.S. in Applied Economics from The Wharton School of the University of Pennsylvania.

Mr. Ansanelli was selected to serve on our board of directors because of his extensive operating and management experience, his knowledge of technology companies, and his extensive experience as a venture capital investor.

Sandra E. Bergeron. Ms. Bergeron has served as a member of our board of directors since March 2020. From 2004 until 2012, Ms. Bergeron was a venture partner at Trident Capital, Inc., a venture capital firm. Ms. Bergeron currently serves as Lead Independent Director of Qualys, Inc., a publicly-traded provider of cloud security and compliance solutions, and on the board of directors of F5 Networks, Inc., a provider of multi-cloud application services, and Sophos Group PLC, a London Stock Exchange publicly-traded provider of IT security and data protection products. Previously, Ms. Bergeron served as chairman of TraceSecurity, a privately-held provider of cloud-based security solutions and IT governance, risk, and compliance management solutions and as a director of TriCipher, a privately-held secure access management company acquired by VMware in August 2010. Ms. Bergeron also served on the board of ArcSight, Inc., a publicly-traded security and compliance management company acquired by Hewlett-Packard Company in September 2010. Ms. Bergeron holds a B.B.A. in Information Systems from Georgia State University and an M.B.A. from Xavier University in Cincinnati, Ohio.

Ms. Bergeron was selected to serve on our board of directors because of her extensive experience in network and data security and related public policy issues, her experience as a director of public and private technology companies, and her deep understanding of managing product development and sales teams in the computer and internet security industries.

Randy S. Gottfried. Mr. Gottfried has served as a member of our board of directors since February 2019. Mr. Gottfried currently serves on the boards of directors of several privately-held companies and provides consulting services to a variety of high-growth startups. From January 2015 to April 2017, Mr. Gottfried served as chief financial officer at AppDynamics, Inc., an application performance management company. From June 2013 to December 2014, Mr. Gottfried was a private investor. From February 2004 to May 2013, Mr. Gottfried served as chief financial officer at Riverbed Technology, Inc., a network technology company, and from October 2012 to May 2013, he also served as chief operating officer of Riverbed. Mr. Gottfried holds a B.B.A. in Accounting from the University of Michigan and an M.B.A. from the Kellogg Graduate School of Management at Northwestern University.

Mr. Gottfried was selected to serve on our board of directors because of his significant operational experience as an executive with technology companies and his deep understanding of finance, financial reporting, strategy, operations, and risk management.

William D. (BJ) Jenkins, Jr. Mr. Jenkins has served as a member of our board of directors since March 2018. Mr. Jenkins has served as president and chief executive officer and as a member of the board of directors of Barracuda Networks, Inc., a security and networking company, since November 2012. Prior to Barracuda, Mr. Jenkins served in various roles at EMC Corporation, including president of the backup and recovery division. Mr. Jenkins currently serves as a member of the board of directors of Generac Power Systems Inc., a manufacturer of backup power generation products. Mr. Jenkins previously served on the boards of directors at a number of other companies, including Nimble Storage, Inc., a flash storage company, from March 2015 to March 2017, and Apigee Corporation, an API management and predictive analytics software company, from September 2013 to November 2016. Mr. Jenkins holds a B.S. in General Engineering from the University of Illinois and an M.B.A. from Harvard Business School.

Mr. Jenkins was selected to serve on our board of directors because of his significant operational experience as an executive with technology companies and his experience serving on the boards of directors of other public technology companies.

Charles J. Robel. Mr. Robel has served as a member of our board of directors since April 2018. Mr. Robel currently serves as the Chairman of the board of directors of GoDaddy Inc., a web hosting company. Mr. Robel previously served on the boards of directors at a number of other companies, including Model N, Inc., a revenue management software company, from January 2007 to February 2019, Jive Software, Inc., a collaborative software company, from January 2011 to June 2017, AppDynamics Inc. from April 2014 to March 2017, Blue

Coat Systems Inc. from May to August 2016, Palo Alto Networks, Inc., a network enterprise security company, from June 2011 to December 2014, and Informatica Corporation from November 2005 to August 2015. From June 2000 to December 2005, Mr. Robel served as general partner and chief of operations of Hummer Winblad Venture Partners, L.P., a venture capital firm. From January 1974 to May 2000, Mr. Robel served in various roles at PricewaterhouseCoopers LLP, an accounting firm, including most recently as a partner. Mr. Robel holds a B.S. in Accounting from Arizona State University.

Mr. Robel was selected to serve on our board of directors because of his financial, accounting, and compliance expertise and his experience serving on the boards of directors of other public and private technology companies.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer, and other executive and senior financial officers. The full text of our code of business conduct and ethics will be posted on the investor relations page on our website. We intend to disclose any amendments to our code of business conduct and ethics, or waivers of its requirements, on our website or in filings under the Exchange Act.

Board of Directors

Our business and affairs are managed under the direction of our board of directors. Our board of directors currently consists of seven directors. Pursuant to our current restated certificate of incorporation and amended and restated voting agreement, our current directors were elected as follows:

•	Messrs. Sayar and Beedgen were elected as the designees nominated by holders of our common stock;

•	Messrs. Gottfried, Jenkins, and Robel and Ms. Bergeron were elected as the designees nominated by holders of our common stock and redeemable convertible preferred stock; and

•	Mr. Ansanelli was elected as the designee nominated by holders of our Series A redeemable convertible preferred stock.

Our amended and restated voting agreement will terminate and the provisions of our current restated certificate of incorporation by which our directors were elected will be amended and restated in connection with this offering. After this offering, the number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering. Each of our current directors will continue to serve as a director until the election and qualification of his successor, or until his earlier death, resignation or removal.

Classified Board of Directors

We intend to adopt an amended and restated certificate of incorporation that will become effective immediately prior to the completion of this offering. Our amended and restated certificate of incorporation will provide that, immediately after the completion of this offering, our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our current directors will be divided among the three classes as follows:

•	the Class I directors will be Messrs. Ansanelli, Robel, and Sayar, and their terms will expire at the annual meeting of stockholders to be held in 2021;

•	the Class II directors will be Ms. Bergeron and Mr. Gottfried, and their terms will expire at the annual meeting of stockholders to be held in 2022; and

•	the Class III directors will be Messrs. Beedgen and Jenkins, and their terms will expire at the annual meeting of stockholders to be held in 2023.

Each director’s term will continue until the election and qualification of his or her successor, or his or her earlier death, resignation, or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors.

This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his background, employment, and affiliations, our board of directors has determined that Messrs. Ansanelli, Gottfried, Jenkins, and Robel and Ms. Bergeron do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the listing standards of the Nasdaq Global Select Market. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Lead Independent Director

Our board of directors has appointed Mr. Robel to serve as our Lead Independent Director. As Lead Independent Director, Mr. Robel will preside over periodic meetings of our independent directors, serve as a liaison for our independent directors, and perform such additional duties as our board of directors may otherwise determine and delegate.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation and talent committee, and a corporate governance and nominating committee. The composition and responsibilities of each of the committees of our board of directors is described below. Members will serve on these committees until their resignation or until as otherwise determined by our board of directors.

Audit Committee

Our audit committee consists of Messrs. Robel and Gottfried and Ms. Bergeron, with Mr. Robel serving as Chairperson, each of whom meets the requirements for independence under the listing standards of the Nasdaq Global Select Market and SEC rules and regulations. Each member of our audit committee also meets the financial literacy and sophistication requirements of the listing standards of the Nasdaq Global Select Market. In addition, our board of directors has determined that each of Messrs. Robel and Gottfried is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act. Following the completion of this offering, our audit committee will, among other things:

•	select a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	help to ensure the independence and performance of the independent registered public accounting firm;

•

discuss the scope and results of the audit with the independent registered public accounting firm, and review, with management and the independent registered public accounting firm, our interim and year-end results of operation;

•	develop procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	review our policies on risk assessment and risk management;

•	review related party transactions; and

•	approve or, as required, pre-approve, all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

Our audit committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable rules and regulations of the SEC and the listing standards of the Nasdaq Global Select Market.

Compensation and Talent Committee

Our compensation and talent committee consists of Messrs. Jenkins and Ansanelli and Ms. Bergeron, with Mr. Jenkins serving as Chairperson, each of whom meets the requirements for independence under the listing standards of the Nasdaq Global Select Market and SEC rules and regulations. Following the completion of this offering, our compensation and talent committee will, among other things:

•	review, approve, and determine, or make recommendations to our board of directors regarding, the compensation of our executive officers;

•	administer our equity compensation plans;

•	review and approve and make recommendations to our board of directors regarding incentive compensation and equity compensation plans; and

•	establish and review general policies relating to compensation and benefits of our employees.

Our compensation and talent committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable rules and regulations of the SEC and the listing standards of the Nasdaq Global Select Market.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Messrs. Ansanelli, Jenkins, and Robel, each of whom meets the requirements for independence under the listing standards of the Nasdaq Global Select Market and SEC rules and regulations. Following the completion of this offering, our corporate governance and nominating committee will, among other things:

•	identify, evaluate, and select, or make recommendations to our board of directors regarding, nominees for election to our board of directors and its committees;

•	evaluate the performance of our board of directors and of individual directors, including the Chief Executive Officer;

•	consider and make recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	review developments in corporate governance practices;

•	evaluate the adequacy of our corporate governance practices and reporting; and

•	develop and make recommendations to our board of directors regarding corporate governance guidelines and matters.

Our corporate governance and nominating committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable listing standards of the Nasdaq Global Select Market.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation and talent committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation and talent committee (or other board committee performing equivalent functions) of any entity that has one or more of its executive officers serving on our board of directors or compensation and talent committee.34

Non-Executive Officer Director Compensation

Our employee directors, Messrs. Sayar and Beedgen, have not received any compensation for their services as directors for the year ended January 31, 2020. The compensation received by Mr. Sayar as an employee is set forth in the section titled “Executive Compensation—Summary Compensation Table.” The compensation received by Mr. Beedgen as an employee is set forth below.

The following table provides information regarding the compensation of our non-executive officer directors for service as directors and of Mr. Beedgen for his service as an employee for the year ended January 31, 2020:

Name	Fees Earned or Paid in Cash ($)	Option Awards(1)(2) ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)		Total ($)
Joseph Ansanelli	—	—	—	—		—
Christian Beedgen(3)	276,922	—	58,944	4,378	(4)	340,244
Sandra E. Bergeron(5)	—	—	—	—		—
Randy S. Gottfried(6)	—	1,103,611	—	—		1,103,611
William D. (BJ) Jenkins, Jr.	—	—	—	—		—
Charles J. Robel	—	—	—	—		—
Michael L. Speiser(7)	—	—	—	—		—

(1)

The amount reported represents the aggregate grant-date fair value of the stock options awarded to the director in fiscal 2020, calculated in accordance with ASU No. 2016-09 “Compensation—Stock Compensation (Topic 718),” or ASC 718. Such grant-date fair value does not take into account any estimated forfeitures related to vesting conditions. The assumptions used in calculating the grant-date fair value of the stock options reported in this column are set forth in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates.” These amounts do not reflect the actual economic value that may be realized by the director.

[34]

See the section titled “Certain Relationships and Related Party Transactions” for information about related party transactions involving members of our compensation and talent committee or their affiliates.

(2)	The following table lists all outstanding equity awards held by non-executive officer directors as of January 31, 2020:

Name	Grant Date	Number of Shares Underlying Option Awards(a)		Option Exercise Price	Option Expiration Date
Joseph Ansanelli	—	—		—	—
Christian Beedgen	March 5, 2014	500,000	(b)	$0.98	March 4, 2024
	September 28, 2016	200,000	(c)	$1.92	September 27, 2026
	August 1, 2017	535,005	(d)	$2.65	July 31, 2027
Sandra E. Bergeron	—	—		—	—
Randy S. Gottfried	February 26, 2019	250,000	(e)	$3.68	February 25, 2029
William D. (BJ) Jenkins, Jr.	—	—		—	—
Charles J. Robel	April 2, 2018	300,000	(f)	$3.05	April 1, 2028
Michael L. Speiser	—	—		—	—

(a)	Each of the outstanding equity awards listed in the table above was granted pursuant to our 2010 Plan.
(b)	The shares underlying this option are fully vested.
(c)

The shares underlying this option vest 1/4th on the one-year anniversary of August 1, 2016 and 1/48th monthly thereafter. This award is subject to vesting acceleration under certain circumstances as described under “—Potential Payments upon Termination or Change in Control.”

(d)

The shares underlying this option vest 1/36th monthly commencing on December 2, 2018. This award is subject to vesting acceleration under certain circumstances as described under “—Potential Payments upon Termination or Change in Control.”

(e)

The shares underlying this option vest 1/48th monthly commencing on January 11, 2019. This option is early exercisable. In the event of a “change in control” (as defined in the applicable award agreement), 100% of the then-unvested options under the award immediately will vest.

(f)

The shares underlying this option vest 1/48th monthly commencing on April 2, 2018. This option is early exercisable. In the event of a “change in control” (as defined in the applicable award agreement), 100% of the then-unvested options under the award immediately will vest.

(3)	Mr. Beedgen did not receive any compensation for his service as a director. The amounts reflected in this table represent his compensation as an employee during fiscal 2020.
(4)	Represents the amount paid in connection with President’s Club attendance, including tax gross-up.
(5)	Ms. Bergeron became a member of our board of directors in March 2020.
(6)	Mr. Gottfried became a member of our board of directors in February 2019.
(7)	Mr. Speiser resigned from our board of directors in March 2019.

On March 15, 2020, Mr. Beedgen received an award of RSUs covering 100,000 shares of our common stock under our 2010 Plan. The RSUs will vest when both a “service-based requirement” and a “liquidity event requirement” are satisfied. For the avoidance of doubt, no vesting will occur unless Mr. Beedgen remains in continuous service through a liquidity event even if some portion of the service-based requirement has been satisfied on the date service terminates prior to a liquidity event. The service-based requirement will be satisfied as to 25% of the total number of shares of our common stock underlying the RSUs on March 15, 2021, and as to an additional 1/16th of the total number of shares of our common stock underlying the RSUs on each quarterly vesting date thereafter, subject to Mr. Beedgen’s continued service through each vesting date; provided, however, the RSUs will not vest until the occurrence of a liquidity event, at which time the original vesting schedule will apply. The liquidity event requirement will be satisfied, subject to Mr. Beedgen providing continuous service on the date the liquidity event occurs, on the earlier of (i) the first quarterly vesting date following the expiration of the market stand-off provision described in the applicable award agreement following the effective date of the registration statement of which this prospectus forms a part; and (ii) the date of a “change in control” (as defined in the applicable award agreement); provided, however, that a change in control in which the consideration received by holders of our capital stock is not cash or marketable securities will not be considered a liquidity event for purposes of the award. A quarterly vesting date is the first trading day on or after each of March 15, June 15, September 15, and December 15.

On March 15, 2020, we granted awards of RSUs covering shares of our common stock under our 2010 Plan to certain of our non-executive officer directors as follows: Ms. Bergeron received an award of 100,000 RSUs, Mr. Jenkins received an award of 25,000 RSUs, and Mr. Robel received an award of 50,000 RSUs. All of the RSUs granted to our non-executive officer directors will be scheduled to vest on the schedule described above for

Mr. Beedgen’s RSU award, but in the event of a “change in control” that is considered a liquidity event and subject to the individual providing continuous service on the date the change in control occurs, 100% of the RSUs will vest upon the occurrence of the change in control, notwithstanding the service-based requirement.

On June 15, 2020, Mr. Beedgen received an award of RSUs covering 2,131 shares of our common stock under our 2010 Plan. The RSUs will vest when both a “service-based requirement” and a “liquidity event requirement” are satisfied. For the avoidance of doubt, no vesting will occur unless Mr. Beedgen remains in continuous service through a liquidity event even if some portion of the service-based requirement has been satisfied on the date service terminates prior to a liquidity event. The service-based requirement will be satisfied as to 100% of the total number of shares of our common stock underlying the RSUs on the first trading day on or after June 15, 2021, subject to Mr. Beedgen providing continuous service through such date; provided, however, the RSUs will not vest until the occurrence of a liquidity event, at which time the original vesting schedule will apply. The liquidity event requirement will be satisfied, subject to Mr. Beedgen providing continuous service on the date the liquidity event occurs, on the earlier of (i) the first quarterly vesting date following the expiration of the market stand-off provision described in the applicable award agreement following the effective date of the registration statement of which this prospectus forms a part; and (ii) the date of a “change in control” (as defined in the applicable award agreement); provided, however, that a change in control in which the consideration received by holders of our capital stock is not cash or marketable securities will not be considered a liquidity event for purposes of the award. A quarterly vesting date is the first trading day on or after each of March 15, June 15, September 15, and December 15.

On August 18, 2020, Mr. Ansanelli received an award of RSUs covering 25,000 shares of our common stock under our 2010 Plan, to be effective as of September 5, 2020, provided that Mr. Ansanelli continues to be a director on such date. The RSUs will be scheduled to vest on the schedule described above for Mr. Beedgen’s RSU award, but in the event of a “change in control” that is considered a liquidity event and subject to the individual providing continuous service on the date the change in control occurs, 100% of the RSUs will vest upon the occurrence of the change in control, notwithstanding the service-based requirement.

Outside Director Compensation Policy

Prior to this offering, we did not have a formal policy with respect to compensation payable to our non-employee directors for service as directors. From time to time, we have granted equity awards to certain non-employee directors to entice them to join our board of directors and for their continued service on our board of directors. We reimburse our directors for necessary and reasonable expenses associated with attending meetings of our board of directors or its committees.

Our board of directors has adopted, and we expect our stockholders will approve, a new compensation policy for our non-employee directors that will be effective as of the date of the effectiveness of the registration statement of which this prospectus forms a part. This policy was developed with input from our independent compensation consultant, Radford (Aon plc), regarding practices and compensation levels at comparable companies. It is designed to attract, retain, and reward non-employee directors.

Under this director compensation policy, each non-employee director will receive the equity compensation for board services described below. We also will continue to reimburse our non-employee directors for reasonable, customary and documented travel expenses to board of directors meetings.

The director compensation policy provides that in any fiscal year, no non-employee director may be granted combined compensation with a value greater than $1,000,000. For purposes of this limitation and for purposes of determining the value of equity awards granted pursuant to the terms of the director compensation policy, the value of equity awards is based on the average closing sales price of a share of our common stock for the 20 consecutive trading days ending on the fifth trading day prior to the awards’ grant date. Any cash compensation paid or equity awards granted to a person for their services as an employee, or for their services as a consultant

(other than as a non-employee director), will not count for purposes of the limitations. The maximum limits do not reflect the intended size of any potential compensation or equity awards to our non-employee directors.

Compensation

Initial Award: Each person who first becomes a non-employee director following the effective date of the policy will receive, on the first trading date on or after the date on which the person becomes a non-employee director, an award of RSUs, or the Initial Award, covering a number of shares of our common stock having a value (determined as described above) equal to $300,000, rounded down to the nearest whole share. The Initial Award will vest as to one-third of the RSUs subject to the Initial Award on the first quarterly vesting date that is on or after the one-year anniversary of the Initial Award’s grant date and as to one-third of the RSUs on each annual anniversary thereafter subject to the non-employee director continuing to provide services to us through the applicable vesting date. A quarterly vesting date is the first trading day on or after each of March 15, June 15, September 15, and December 15. If the person was a member of our board of directors and also an employee, becoming a non-employee director due to termination of employment will not entitle them to an Initial Award.

Annual Award: Each non-employee director who has served as a director for at least six months prior to the applicable annual meeting of our stockholders automatically will receive, on the date of each annual meeting of our stockholders following the effective date of the policy, or the Annual Meeting Date, an award of RSUs, or an Annual Award, covering a number of shares of our common stock having a value (determined as described above) equal to the annual award value (determined as described below), rounded down to the nearest whole share. Each non-employee director who has not served as a director for at least six months prior to the applicable Annual Meeting Date automatically will only receive, on the Annual Meeting Date, an Annual Award covering a number of shares of our common stock having a value equal to the total additional value (determined as described below) and not the base value (as described below), rounded down to the nearest whole share. Each Annual Award will vest on the earlier of the one-year anniversary of the Annual Award’s grant date, or the day prior to the Annual Meeting Date next following the Annual Award’s grant date, subject to the non-employee director’s continued service through the applicable vesting date.

The Annual Award value will equal $180,000, or the base value, plus the total additional value received by the non-employee director and will be calculated on the Annual Award’s grant date.

Following the effective date of the policy, non-employee directors who serve in the following roles will receive “additional value” as an equity grant for each position the non-employee director holds as of the Annual Meeting Date as follows:

•	$30,000 for service as a board member;

•	$15,000 for service as a lead independent director;

•	$20,000 for service as chair of the audit committee;

•	$10,000 for service as a member of the audit committee;

•	$20,000 for service as chair of the compensation and talent committee;

•	$10,000 for service as a member of the compensation and talent committee;

•	$7,500 for service as chair of the corporate governance and nominating committee; and

•	$4,000 for service as a member of the corporate governance and nominating committee.

Each non-employee director who serves as the chair of a committee will receive only the additional value as the chair of the committee, and not the additional value as a member of the committee. The total additional value for a non-employee director will be calculated based on the positions held by the non-employee director as of the Annual Meeting Date and will not be adjusted for any changes to the positions held by the non-employee director after the Annual Award’s grant date and before the next Annual Meeting Date.

In the event of a “change in control” (as defined in our 2020 Plan), each non-employee director will fully vest in their outstanding company equity awards issued under the director compensation policy, including any Initial Award or Annual Award, unless specifically provided otherwise in the applicable award agreement or other written agreement between the non-employee director and us.

EXECUTIVE COMPENSATION

Our named executive officers, consisting of our principal executive officer and the next two most highly compensated executive officers, as of January 31, 2020, were:

•	Ramin Sayar, our Chief Executive Officer and member of our board of directors;

•	Sydney Carey, our Chief Financial Officer; and

•	Steven Fitz, our Chief Revenue Officer.

Summary Compensation Table

The amounts below represent the compensation awarded to or earned by or paid to our named executive officers for the year ended January 31, 2020:

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(2)	Total ($)
Ramin Sayar	2020	372,315	—	3,140,697	215,646	3,419	3,732,077
Chief Executive Officer
Sydney Carey	2020	325,000	—	—	113,850	—	438,850
Chief Financial Officer
Steven Fitz	2020	291,667	—	203,907	268,008	4,036	767,617
Chief Revenue Officer

(1)

The amounts reported represent the aggregate grant-date fair value of the stock options calculated in accordance with ASC 718. Such grant-date fair value does not take into account any estimated forfeitures related to vesting conditions. The assumptions used in calculating the grant-date fair value of the stock options reported in this column are set forth in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates.” These amounts do not reflect the actual economic value that may be realized by the named executive officer.

(2)	Represents, in each case, amounts paid in connection with President’s Club attendance, including tax gross-up.

Non-Equity Incentive Plan Awards

Mr. Sayar and Ms. Carey both participated in our 2020 Bonus Plan, or the 2020 Bonus Plan. Under the 2020 Bonus Plan, bonus target percentages were determined based on the participant’s position and level. At the conclusion of each fiscal quarter, we reviewed performance and made a determination of the payout amount based on achievement against targets with 50% based on our plan and 50% on individual goals. Bonuses were paid quarterly following the conclusion of each fiscal quarter. Payment of the portion based on our plan may exceed 100% if we surpass the designated goals and payment against individual goals may be paid at, below, or above 100% of target based on assessment of performance within the quarter.

Bonus payments to Mr. Sayar and Ms. Carey were calculated formulaically based solely on the achievement of the performance goals described in the 2020 Bonus Plan. Mr. Sayar’s and Ms. Carey’s 2020 target annual bonuses were 50% and 35% of base salary, respectively. The actual bonus amounts paid to Mr. Sayar and Ms. Carey under the 2020 Bonus Plan are set forth in the Summary Compensation Table under the column titled “Non-Equity Incentive Plan Compensation.”

As Chief Revenue Officer, Mr. Fitz did not participate in the 2020 Bonus Plan, but instead was eligible to receive commission payments under our Chief Revenue Officer Plan for 2020. The actual aggregate commissions paid to Mr. Fitz are set forth in the Summary Compensation Table under the column titled “Non-Equity Incentive Plan Compensation.”

Mr. Sayar, Ms. Carey, and Mr. Fitz participate in our Executive Incentive Compensation Plan, or our Bonus Plan for fiscal 2021. Under our Bonus Plan, for participants not participating in a sales incentive plan, bonus target percentages are determined based on the participant’s position and level. At the conclusion of each fiscal quarter, we review performance and make a determination of the payout amount based on achievement against targets with 50% based on our plan and 50% on individual goals. Bonuses are paid quarterly following the conclusion of each fiscal quarter. Payment of the portion based on our plan may exceed 100% if we surpass the designated goals and payment against individual goals may be paid at, below, or above 100% of target based on assessment of performance within the quarter. Additionally, we may create a sales incentive plan under the Bonus Plan to govern the payment of commissions. The calculation and payments of any commissions will be governed by the terms and conditions of any sales incentive plan approved under our Bonus Plan.

Outstanding Equity Awards at Year-End

The following table sets forth information regarding outstanding equity awards held by our named executive officers as of January 31, 2020:

	Option Awards
Name	Grant Date(1)	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)(2)	Option Expiration Date
Ramin Sayar	December 3, 2014	3,093,298	(3)	—		$1.15	December 2, 2024
	August 1, 2017	384,152	(4)(11)	679,653		$2.65	July 31, 2027
	March 12, 2019	—		455,616	(5)(11)	$3.68	March 11, 2029
	March 12, 2019	—		230,316	(6)(11)	$3.68	March 11, 2029
Sydney Carey	December 11, 2018	643,800	(7)(11)	—		$3.68	December 10, 2028
Steven Fitz	December 6, 2016	812,812	(8)(11)	—		$1.92	December 5, 2026
	December 11, 2018	—		300,000	(9)(11)	$3.68	December 10, 2028
	June 11, 2019	—		50,000	(10)(11)	$7.58	June 11, 2029

(1)	Each of the outstanding equity awards listed in the table above was granted pursuant to our 2010 Plan.
(2)	This column represents the fair value of a share of our common stock on the grant date, as determined by our board of directors.
(3)	The shares underlying this option are fully vested and immediately exercisable.
(4)

The shares underlying this option vest, subject to Mr. Sayar’s continued role as a service provider to us, as to 1/48th of the total shares on January 2, 2019 with 1/48th of the total shares vesting monthly thereafter.

(5)

The shares underlying this option vest, subject to Mr. Sayar’s continued role as a service provider to us, as to 1/4th of the total shares on March 1, 2020 with 1/48th of the total shares vesting monthly thereafter.

(6)

The shares underlying this option are eligible to vest upon our achievement of certain bookings growth for fiscal 2020 as compared to fiscal 2019, or the bookings goal. If the bookings growth is below certain thresholds, all or a portion of the shares subject to such option may be cancelled. Our board of directors or our compensation and talent committee will determine whether the bookings goal has been achieved in its sole and absolute discretion on a date that is on or prior to March 15, 2020, or the determination date. If our board of directors or our compensation and talent committee determines the bookings goal was not achieved, all or a portion of the shares subject to the option will be cancelled on the determination date. Any shares subject to the option that remain outstanding following the determination date are referred to as the vesting shares. 50% of the vesting shares will vest on the later of March 1, 2020 or the determination date, and the remaining 50% of the vesting shares will vest on March 1, 2021, subject to Mr. Sayar’s continued service through each vesting date. Following January 31, 2020, it was determined that our bookings goal was not satisfied.

(7)

This option is subject to an early exercise provision and is immediately exercisable. The shares underlying this option vest, subject to Ms. Carey’s continued role as a service provider to us, as to 1/4th of the total shares on November 5, 2019 with 1/48th of the total shares vesting monthly thereafter.

(8)

This option is subject to an early exercise provision and is immediately exercisable. The shares underlying this option vest, subject to Mr. Fitz’s continued role as a service provider to us, as to 1/4th of the total shares on October 3, 2017 with 1/48th of the total shares vesting monthly thereafter.

(9)

The shares underlying this option vest, subject to Mr. Fitz’s continued role as a service provider to us, as to 1/4th of the total shares on October 1, 2021 with 1/48th of the total shares vesting monthly thereafter.

(10)

The shares underlying this option are eligible to vest upon our achievement of an annual recurring revenue goal for fiscal 2020, or the revenue goal. Our board of directors or its compensation and talent committee will determine whether the revenue goal has been achieved in its sole and absolute discretion on a date that is after January 31, 2020 but on or prior to May 15, 2020, or the determination date. If our board of directors or its compensation and talent committee determines the revenue goal was not achieved, all or a portion of the shares subject to the option will be cancelled on the determination date. Any shares subject to the option that remain outstanding following the determination date are referred to as the vesting shares. 50% of the vesting shares will vest on the later of March 1, 2020 or the determination date, and the remaining 50% of the vesting shares will vest on March 1, 2021, subject to Mr. Fitz’s continued service through each vesting date. Following January 31, 2020, it was determined that our revenue goal was not satisfied.

(11)	This award is subject to vesting acceleration under certain circumstances as described under “—Potential Payments upon Termination or Change in Control.”

On March 15, 2020, we granted awards of RSUs covering shares of our common stock under our 2010 Plan to our named executive officers as follows: Mr. Sayar received an award of 430,000 RSUs, Mr. Fitz received an award of 60,000 RSUs, and Ms. Carey received an award of 240,000 RSUs. The RSUs granted to our named executive officers are scheduled to vest as follows: the RSUs will vest when both a “service-based requirement” and a “liquidity event requirement” are satisfied. For the avoidance of doubt, no vesting will occur unless the individual remains in continuous service through a liquidity event even if some portion of the service-based requirement has been satisfied on the date service terminates prior to a liquidity event. The service-based requirement will be satisfied as to 25% of the total number of shares of our common stock underlying the RSUs on March 15, 2021, and as to an additional 1/16th of the total number of shares of our common stock underlying the RSUs on each quarterly vesting date thereafter, subject to the individual’s continued service through each vesting date; provided, however, the RSUs will not vest until the occurrence of a liquidity event, at which time the original vesting schedule will apply. The liquidity event requirement will be satisfied, subject to the individual providing continuous service on the date the liquidity event occurs, on the earlier of (i) the first quarterly vesting date following the expiration of the market stand-off provision described in the applicable award agreement following the effective date of the registration statement of which this prospectus forms a part and (ii) the date of a “change in control” (as defined in the applicable award agreement); provided, however, that a change in control in which the consideration received by holders of our capital stock is not cash or marketable securities will not be considered a liquidity event for purposes of the award. A quarterly vesting date is the first trading day on or after each of March 15, June 15, September 15, and December 15.

On March 15, 2020, Mr. Sayar received an award of 200,000 RSUs and Mr. Fitz received an award of 20,000 RSUs, both under our 2010 Plan. Each award will vest when each of the performance-based requirement, the service-based requirement, and the liquidity event requirement are satisfied. For the avoidance of doubt, no vesting will occur unless the individual remains in continuous service through a liquidity event even if some portion of the performance-based or service-based requirements have been satisfied on the date service terminates prior to the occurrence of a liquidity event. The performance-based requirement will be satisfied upon our achieving a revenue and a non-GAAP operating margin goal. No vesting will be provided for achievement below the performance goals; provided, however, that our board or compensation and talent committee retains discretion to provide for vesting of some or all of the RSUs in the event the performance goals are not satisfied. Our board or compensation and talent committee will make the determination as to the level of achievement of the performance goals on or before March 15, 2021. To the extent the performance-based requirement is satisfied, the service-based requirement will be satisfied as to 100% of the RSUs that become eligible to vest on (i) the later of (A) March 15, 2021; or (B) the date the liquidity event requirement is satisfied due to the occurrence of the first quarterly vesting date following the expiration of the market stand-off provision described in the applicable award agreement following the effective date of the registration statement of which this prospectus forms a part; or (ii) the liquidity event requirement is satisfied due to a “change in control” (as defined in the applicable award agreement), subject to the individual providing continuous service through such date. The liquidity event requirement will be satisfied, subject to the individual providing continuous service on the date the liquidity event occurs, on the earlier of (i) the first quarterly vesting date following the expiration of the market stand-off provision described in the applicable award agreement following the effective date of the registration statement of which this prospectus forms a part and (ii) the date of a “change in control”; provided, however, that a change in control in which the consideration received by holders of our capital stock is not cash or marketable securities will not be considered a liquidity event for purposes of the award.

On June 15, 2020, Mr. Sayar received an award of 3,682 RSUs, Mr. Fitz received an award of 3,955 RSUs, and Ms. Carey received an award of 2,917 RSUs, each under our 2010 Plan. Each award will vest when both a “service-based requirement” and a “liquidity event requirement” are satisfied. For the avoidance of doubt, no vesting will occur unless the individual remains in continuous service through a liquidity event even if some portion of the service-based requirement has been satisfied on the date service terminates prior to a liquidity event. The service-based requirement will be satisfied as to 100% of the total number of shares of our common stock underlying the RSUs on the first trading day on or after June 15, 2021, subject to the individual providing continuous service through such date; provided, however, the RSUs will not vest until the occurrence of a liquidity event, at which time the original vesting schedule will apply. The liquidity event requirement will be satisfied, subject to the individual providing continuous service on the date the liquidity event occurs, on the earlier of (i) the first quarterly vesting date following the expiration of the market stand-off provision described in the applicable award agreement following the effective date of the registration statement of which this prospectus forms a part; and (ii) the date of a “change in control” (as defined in the applicable award agreement); provided, however, that a change in control in which the consideration received by holders of our capital stock is not cash or marketable securities will not be considered a liquidity event for purposes of the award. A quarterly vesting date is the first trading day on or after each of March 15, June 15, September 15, and December 15.

Executive Employment Agreements

In connection with this offering, we entered into an employment letter setting forth the terms and conditions of employment for each of our named executive officers as described below.

Ramin Sayar

We have entered into a confirmatory employment letter agreement with Mr. Sayar. The letter agreement does not have a specific term and provides that Mr. Sayar is an at-will employee. Mr. Sayar’s current annual base salary is $350,000. Mr. Sayar is also eligible to participate in our Bonus Plan.

Sydney Carey

We have entered into a confirmatory employment letter agreement with Ms. Carey. The letter agreement does not have a specific term and provides that Ms. Carey is an at-will employee. Ms. Carey’s current annual base salary is $325,000. Ms. Carey is also eligible to participate in our Bonus Plan.

Steven Fitz

We have entered into a confirmatory employment letter agreement with Mr. Fitz. The letter agreement does not have a specific term and provides that Mr. Fitz is an at-will employee. Mr. Fitz’s current annual base salary is $319,500. Mr. Fitz is also eligible to participate in our Bonus Plan.

Potential Payments upon Termination or Change in Control

We have entered into a change in control and severance agreement with each of our named executive officers that provides for the severance and change in control benefits as described below. Each change in control and severance agreement supersedes any prior agreement or arrangement the named executive officer may have had with us that provides for severance and/or change in control payments or benefits.

Each change in control and severance agreement will terminate on the date that all of the obligations of the parties to the change in control and severance agreement have been satisfied.

If a named executive officer’s employment is terminated outside the period beginning three months before a change in control and ending 18 months following a change in control, or the change in control period, either (i) by us (or any of our subsidiaries) without “cause” (excluding by reason of death or disability) or (ii) by the named executive officer for “good reason” (as such terms are defined in the named executive officer’s change in control and severance agreement), the named executive officer will receive the following benefits if he or she timely signs and does not revoke a release of claims in our favor:

•

a lump-sum payment equal to six months (or, in the case of Mr. Sayar, 12 months) of the named executive officer’s annual base salary as in effect immediately prior to such termination (or if such termination is due to a resignation for good reason based on a material reduction in base salary, then as in effect immediately prior to the reduction); and

•

payment of premiums for coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or COBRA, for the named executive officer and the named executive officer’s eligible dependents, if any, for up to six months (or, in the case of Mr. Sayar, 12 months), or taxable monthly payments for the equivalent period in the event payment of the COBRA premiums would violate, or be subject to an excise tax under, applicable law.

If, within the change in control period, the named executive officer’s employment is terminated either (i) by us (or any of our subsidiaries) without cause (excluding by reason of death or disability) or (ii) by the named executive officer for good reason, the named executive officer will receive the following benefits if the named executive officer timely signs and does not revoke a release of claims in our favor:

•

a lump-sum payment, less applicable withholdings, equal to the sum of (x) 12 months (or, in the case of Mr. Sayar, 18 months) of the executive’s annual base salary as in effect immediately prior to such termination (or if such termination is due to a resignation for good reason based on a material reduction in base salary, then as in effect immediately prior to the reduction or if greater, at the level in effect immediately prior to the change in control) and (y) 100% (or, in the case of Mr. Sayar, 150%) of the executive’s target annual bonus as in effect for the fiscal year in which the termination occurs;

•

payment of premiums for coverage under COBRA for the named executive officer and the named executive officer’s eligible dependents, if any, for up to 12 months, (or, in the case of Mr. Sayar, 18 months) or taxable monthly payments for the equivalent period in the event payment of the COBRA premiums would violate, or be subject to an excise tax under, applicable law; and

•

100% accelerated vesting and exercisability (as applicable) of all outstanding equity awards and, in the case of an equity award with performance-based vesting unless otherwise specified in the applicable equity award agreement governing such award, all performance goals and other vesting criteria generally will be deemed achieved at the greater of actual achievement (if determinable), or 100% of target levels.

If any of the amounts provided for under these change in control and severance agreements or otherwise payable to our named executive officers would constitute “parachute payments” within the meaning of Section 280G of the Code and could be subject to the related excise tax, the named executive officer would be entitled to receive either full payment of benefits under his or her change in control or severance agreement or such lesser amount which would result in no portion of the benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to the named executive officer. The change in control and severance agreements do not require us to provide any tax gross-up payments.

Employee Benefit and Stock Plans

2020 Equity Incentive Plan

Our board of directors has adopted, and we expect our stockholders to approve, our 2020 Plan. We expect that our 2020 Plan will become effective on the business day immediately prior to the effective date of the registration statement of which this prospectus forms a part. Our 2020 Plan will provide for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, stock appreciation rights, restricted stock, RSUs, performance units, and performance shares to our employees, directors, and consultants and our parent and subsidiary corporations’ employees and consultants. We expect that our 2010 Plan will terminate immediately prior to effectiveness of the 2020 Plan with respect to the grant of future awards.

Authorized Shares

Subject to the adjustment provisions of and the automatic increase described in our 2020 Plan, a total of 10,000,000 shares of our common stock will be reserved for issuance pursuant to our 2020 Plan. In addition, subject to the adjustment provisions of our 2020 Plan, the shares reserved for issuance under our 2020 Plan also will include (i) any shares that, as of the day immediately prior to the effective date of the registration statement of which this prospectus forms a part, have been reserved but not issued pursuant to any awards granted under our 2010 Plan, and are not subject to any awards thereunder, plus (ii) any shares subject to stock options, RSUs, or similar awards granted under our 2010 Plan that, on or after the effective date of the registration statement of which this prospectus forms a part, expire or otherwise terminate without having been exercised or issued in full, are tendered to or withheld by us for payment of an exercise price or for satisfying tax withholding obligations, or are forfeited to or repurchased by us due to failure to vest (provided that the maximum number of shares that may be added to our 2020 Plan pursuant to (i) and (ii) is 33,015,235 shares). Subject to the adjustment provisions of our 2020 Plan, and except as otherwise provided in the 2020 Plan, the number of shares available for issuance under our 2020 Plan will also include an annual increase on the first day of each fiscal year beginning with the 2022 fiscal year, in an amount equal to the least of:

•	12,500,000 shares of our common stock;

•	five percent (5%) of the outstanding shares of our common stock on the last day of our immediately preceding fiscal year; or

•	such number of shares of our common stock as the administrator may determine.

If an award granted under the 2020 Plan expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program or, with respect to restricted stock, RSUs, performance units, or performance shares, is forfeited to, or repurchased by, us due to failure to vest, then the unpurchased shares (or for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares) which were subject thereto will become available for future grant or sale under the 2020 Plan (unless the 2020 Plan has terminated). With respect to stock appreciation rights, only the net shares actually issued will cease to be available under the 2020 Plan and all remaining shares under stock appreciation rights will remain available for future grant or sale under the 2020 Plan (unless the 2020 Plan has terminated). Shares that have actually been issued under the 2020 Plan under any award will not be returned to the 2020 Plan; provided, however, that if shares issued pursuant to awards of restricted stock, RSUs, performance shares, or performance units are repurchased or forfeited to us due to failure to vest, such shares will become available for future grant under the 2020 Plan. Shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award will become available for future grant or sale under the 2020 Plan. To the extent an award is paid out in cash rather than shares, the cash payment will not result in a reduction in the number of shares available for issuance under the 2020 Plan.

Plan Administration

Our board of directors or one or more committees appointed by our board of directors will administer our 2020 Plan. The compensation and talent committee of our board of directors is expected to administer our 2020 Plan. In addition, if we determine it is desirable to qualify transactions under our 2020 Plan as exempt under Rule 16b-3, such transactions will be structured with the intent that they satisfy the requirements for exemption under Rule 16b-3. Subject to the provisions of our 2020 Plan, the administrator has the power to administer our 2020 Plan and make all determinations deemed necessary or advisable for administering the 2020 Plan, including the power to determine the fair market value of our common stock, select the service providers to whom awards may be granted, determine the number of shares covered by each award, approve forms of award agreement for use under the 2020 Plan, determine the terms and conditions of awards (including the exercise price, the time or times at which the awards may be exercised, any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any award or the shares relating thereto), construe and interpret the terms of our 2020 Plan and awards granted under it, prescribe, amend, and rescind rules and regulations relating to our 2020 Plan, including creating sub-plans, and modify or amend each award, including the discretionary authority to extend the post-termination exercisability period of awards (provided that no option or stock appreciation right will be extended past its original maximum term), temporarily suspend the exercisability of an award if the administrator deems such suspension to be necessary or appropriate for administrative purposes, and to allow a participant to defer the receipt of payment of cash or the delivery of shares that would otherwise be due to such participant under an award. The administrator may institute and determine the terms of an exchange program under which (i) outstanding awards are surrendered or cancelled in exchange for awards of the same type (which may have a higher or lower exercise price or different terms), awards of a different type or cash, (ii) participants would have the opportunity to transfer any outstanding awards to a financial institution or other person or entity selected by the administrator, or (iii) the exercise or price of an outstanding award is increased or reduced. The administrator’s decisions, determinations, and interpretations are final and binding on all participants.

Stock Options

Stock options may be granted under our 2020 Plan in such amounts as the administrator will determine in accordance with the terms of the 2020 Plan. The exercise price of options granted under our 2020 Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an option will be stated in the award agreement, and in the case of an incentive stock option, may not exceed 10 years. With respect to any participant who owns stock representing more than 10% of the total combined voting power of all classes of our outstanding stock, the term of an incentive stock option granted to such participant must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares, or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. After a participant ceases to provide service as an employee, director, or consultant, he or she may exercise his or her option for the period of time stated in his or her award agreement. In the absence of a specified time in an award agreement, if the cessation of service is due to death or disability, the option will remain exercisable for 12 months. In all other cases, in the absence of a specified time in an award agreement, the option will remain exercisable for three months following the cessation of service. An option may not be exercised later than the expiration of its term. Subject to the provisions of our 2020 Plan, the administrator determines the other terms of options.

Stock Appreciation Rights

Stock appreciation rights may be granted under our 2020 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Stock appreciation rights will expire upon the date determined by the administrator and set forth in the award agreement. After a participant ceases to provide service as an employee, director, or consultant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her award agreement. In the absence of a specified time in an award agreement, if the cessation of service is due to death or disability, the stock appreciation rights will remain exercisable for 12 months. In all other cases, in the absence of a specified time in an award agreement, the stock appreciation rights will remain exercisable for three months following the cessation of service. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of our 2020 Plan, the administrator determines the other terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash, shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

Restricted Stock

Restricted stock may be granted under our 2020 Plan. Restricted stock awards are grants of shares of our common stock that vest in accordance with terms and conditions established by the administrator (if any). The administrator will determine the number of shares of restricted stock granted to any employee, director, or consultant and, subject to the provisions of our 2020 Plan, will determine any terms and conditions of such awards. The administrator may impose whatever conditions to vesting it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us); provided, however, that the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted Stock Units

RSUs may be granted under our 2020 Plan. RSUs are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. Subject to the provisions of our 2020 Plan, the administrator determines the terms and conditions of RSUs, including the vesting criteria, and the form and timing of payment. The administrator may set vesting criteria based upon the achievement of company-wide, divisional, business unit, or individual goals (including continued employment or service), applicable federal or state securities laws, or any other basis determined by the administrator in its discretion. The administrator, in its sole discretion, may pay earned RSUs in the form of cash, in shares, or in some combination thereof. Notwithstanding the foregoing, the administrator, in its sole discretion, may reduce or waive any vesting criteria that must be met to receive a payout.

Performance Units and Performance Shares

Performance units and performance shares may be granted under our 2020 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish performance objectives or other vesting provisions in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. The administrator may set performance objectives based upon the achievement of company-wide, divisional, business unit, or individual goals (including continued employment or service), applicable federal or state securities laws, or any other basis determined by the administrator in its discretion. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such performance units or performance shares. Performance units shall have an initial dollar value established by the administrator on or prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our common stock on the grant date. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares, or in some combination thereof.

Non-Employee Directors

Our 2020 Plan provides that all outside (non-employee) directors will be eligible to receive all types of awards (except for incentive stock options) under our 2020 Plan. In order to provide a maximum limit on the awards that can be made to our non-employee directors, our 2020 Plan provides that in any given fiscal year, a non-employee director may not be paid, issued, or granted equity awards (including awards issued under the 2020 Plan) with an aggregate value (the value of which will be based on the average per share closing price for the 20 consecutive trading days ending on the fifth trading day prior to the grant date of the award and any other compensation (including without limitation any cash retainers or fees) that, in the aggregate, exceed $1,000,000, excluding awards or other compensation paid or provided to him or her as a consultant or employee. The maximum limits do not reflect the intended size of any potential grants or a commitment to make grants to our outside directors under our 2020 Plan in the future.

Non-Transferability of Awards

Unless the administrator provides otherwise, our 2020 Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime. If the administrator makes an award transferrable, such award will contain such additional terms and conditions as the administrator deems appropriate.

Certain Adjustments

In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under our 2020 Plan, the administrator will adjust the number and class of shares that may be delivered under our 2020 Plan or the number, class, and price of shares covered by each outstanding award, and the numerical share limits set forth in our 2020 Plan.

Dissolution or Liquidation

In the event of our proposed dissolution or liquidation, the administrator will notify participants as soon as practicable prior to the effective date of such proposed transaction and all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control

Our 2020 Plan provides that in the event of our merger with or into another corporation or other entity or a change in control (as defined in our 2020 Plan), each outstanding award will be treated as the administrator determines, including, without limitation, that (i) awards will be assumed, or substantially equivalent awards will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof) with appropriate adjustments as to the number and kind of shares and prices, (ii) upon written notice to a participant, that the participant’s awards will terminate upon or immediately prior to the consummation of such merger or change in control, (iii) outstanding awards will vest and become exercisable, realizable, or payable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon consummation of such merger or change in control and, to the extent the administrator determines, terminate upon or immediately prior to the effectiveness of such merger or change in control, (iv)(A) the termination of an award in exchange for an amount of cash or property, if any, equal to the amount that would have been attained upon the exercise of such award or realization of the participant’s rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the administrator determines in good faith that no amount would have been attained upon the exercise of such award or realization of the participant’s rights, then such award may be terminated by us without payment), or (B) the replacement of such award with other rights or property selected by the administrator in its sole discretion, or (v) any combination of the foregoing. The administrator will not be obligated to treat similarly all awards, all awards a participant holds, all awards of the same type, or all portions of awards.

In the event that the successor corporation does not assume or substitute for the award (or portions thereof), the participant will fully vest in and have the right to exercise all of his or her outstanding options and stock appreciations rights (or portions thereof) that is not assumed or substituted for, all restrictions on restricted stock, RSUs, performance shares, and performance units (or portions thereof) not assumed or substituted for will lapse, and, with respect to such awards with performance-based vesting (or portions thereof) not assumed or substituted for, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met, in all cases, unless specifically provided otherwise under the applicable award agreement or other written agreement between participant and us or any parent or subsidiary. Additionally, in the event an option or stock appreciation right (or portions thereof) is not assumed or substituted in the event of a merger or change in control, the administrator will notify each participant in writing or electronically that the option or stock appreciation right (or its applicable portion), as applicable, will be exercisable for a period of time determined by the administrator in its sole discretion, and the option or stock appreciation right (or its applicable portion), as applicable, will terminate upon the expiration of such period.

With respect to awards granted to an outside director, in the event of a change in control, the outside director’s options and stock appreciation rights, if any, will vest fully and become immediately exercisable, all restrictions on his or her restricted stock and RSUs will lapse, and, with respect to awards with performance-based vesting, all performance goals or other vesting requirements for his or her performance shares and units will be deemed achieved at 100% of target levels and all other terms and conditions met, unless specifically provided otherwise under the applicable award agreement or other written agreement between participant and us or any parent or subsidiary.

Clawback

Awards will be subject to any clawback policy of ours and the administrator also may specify in an award agreement that the participant’s rights, payments, and benefits with respect to an award will be subject to reduction, cancellation, forfeiture, recoupment, reimbursement, or reacquisition upon the occurrence of certain specified events. The administrator may require a participant to forfeit, return, or reimburse us all or a portion of the award and any amounts paid under the award pursuant to the terms of the clawback policy or applicable laws.

Amendment and Termination

The administrator has the authority to amend, alter, suspend, or terminate our 2020 Plan provided such action does not materially impair the existing rights of any participant. Our 2020 Plan will continue in effect until we terminate it, but no options that qualify as incentive stock options may be granted after 10 years from the date the 2020 Plan is adopted by our board of directors, and the terms of the 2020 Plan relating to automatic share reserve increases will operate only until the 10-year anniversary of the date the 2020 Plan is adopted by our board of directors.

2010 Stock Plan

Our 2010 Plan was originally adopted by our board of directors in April 2010 and was most recently amended in March 2020. Our stockholders originally approved our 2010 Plan in April 2010 and most recently approved our 2010 Plan in March 2020.

Our 2010 Plan provides for the direct award or sale of shares of our common stock, for the grant of options to purchase shares of our common stock, and for the grant of RSUs to acquire shares of our common stock (each, an award and the recipient of such award, a participant) to employees, non-employee directors, and consultants of ours and employees and consultants of any parent or subsidiary of ours. Options granted under our 2010 Plan may include nonstatutory stock options as well as incentive stock options intended to qualify under Section 422 of the Code. It is expected that on the business day immediately prior to the effective date of the registration statement of which this prospectus forms a part, our 2010 Plan will be terminated and we will not grant any additional awards under our 2010 Plan thereafter. However, our 2010 Plan will continue to govern the terms and conditions of the outstanding awards previously granted under our 2010 Plan.

As of July 31, 2020, options to purchase 26,728,382 shares of our common stock and 2,909,167 RSUs covering shares of our common stock were outstanding under our 2010 Plan.

Plan Administration

Our 2010 Plan is administered by our board of directors or one or more committees appointed by our board of directors. Each committee will consist of one or more members of our board of directors and will have such authority and be responsible for such functions as our board of directors has assigned to it (the board of directors, or its designated committee, the administrator). Subject to the provisions of the 2010 Plan, the administrator has full authority and discretion to take any actions it deems necessary or advisable for the administration of our 2010 Plan. All decisions, interpretations, and other actions of the administrator are final and binding on all participants and all persons deriving their rights from a participant.

The administrator’s powers include the power to institute and determine the terms and conditions of an exchange program under which (i) outstanding awards are surrendered or cancelled in exchange for awards of the same type (which may have higher or lower exercise prices and different terms), awards of a different type, or cash, (ii) participants would have the opportunity to transfer any outstanding awards to a financial institution or other person or entity selected by the administrator, or (iii) the exercise price of an outstanding award is reduced or increased.

Eligibility

Employees, non-employee directors, and consultants of ours and employees or consultants or our parent or subsidiary companies are eligible to receive awards, provided such consultants render bona fide services not in connection with the offer and sale of securities in a capital-raising transaction and do not directly promote or maintain a market for our securities, in each case, within the meaning of Form S-8 promulgated under the U.S. securities laws. Only our employees or employees of our parent or subsidiary companies are eligible to receive incentive stock options.

Stock Options

Stock options have been granted under our 2010 Plan. Subject to the provisions of our 2010 Plan, the administrator determines the term of an option, the number of shares subject to an option and the time period in which an option may be exercised.

The term of an option is stated in the applicable award agreement, but the term of an option may not exceed 10 years from the grant date. The administrator determines the exercise price of options, which generally may not be less than 100% of the fair market value of our common stock on the grant date. However, an incentive stock option granted to a person who owns more than 10% of the total combined voting power of all classes of our outstanding stock or of our parent or any subsidiary may have a term of no longer than five years from the grant date and must have an exercise price of at least 110% of the fair market value of our common stock on the grant date. In addition, to the extent that the aggregate fair market value of the shares with respect to which incentive stock options are exercisable for the first time by an employee during any calendar year (under all our plans and those of any parent or subsidiary) exceeds $100,000, such options will be treated as nonstatutory stock options.

The administrator determines how a participant may pay the exercise price of an option, and the permissible methods are generally set forth in the 2010 Plan or the applicable award agreement. If a participant’s “service” (as defined in our 2010 Plan) terminates, that participant may exercise the vested portion of his or her option for the period of time stated in the 2010 Plan or the applicable award agreement. Vested options generally will remain exercisable for three months or such earlier or later period of time as set forth in the applicable award agreement (but in no event earlier than 30 days after the termination of service) if a participant’s service terminates for a reason other than death or disability. If a participant’s service terminates due to death or disability, vested options generally will remain exercisable for six months (in the case of a termination due to disability) or 12 months (in the case of a termination due to death and in no event earlier than six months after the participant’s death) from the date of termination (or such other longer period as set forth in the applicable award agreement). In no event will an option remain exercisable beyond its original term. If a participant does not exercise his or her option within the time specified in the award agreement, the option will terminate. Except as described above, the administrator has the discretion to determine the post-termination exercisability periods for an option.

Restricted Stock Units

RSUs have been granted under our 2010 Plan. Subject to the terms and conditions of our 2010 Plan and the individual award agreement, the administrator determines the terms, conditions, and restrictions related to the RSUs, including the vesting criteria, which, depending on the extent to which the criteria are met, will determine the number of RSUs that will be paid to a participant. The administrator may set vesting criteria based upon the achievement of company-wide, business unit, or individual goals (including continued employment or service), or any other basis determined by the administrator in its discretion.

Upon meeting the applicable vesting criteria, a participant holding an award of RSUs is entitled to receive a payout as determined by the administrator. At any time after the grant of RSUs, the administrator may, in its sole discretion, reduce or waive any vesting criteria that must be met to receive a payout. Payment of earned RSUs will be made as soon as practicable after the date(s) determined by the administrator and set forth in the award agreement. Earned RSUs generally will be settled in shares unless otherwise determined by the administrator in accordance with our 2010 Plan. On the date set forth in the award agreement, all unearned RSUs will be forfeited to us.

Non-Transferability of Awards

Unless determined otherwise by the administrator, an award may be transferable by a participant only by (i) a beneficiary designation, (ii) a will, or (iii) the laws of descent and distribution, except that if the applicable option agreement so provides, a nonstatutory option may also be transferable by gift or domestic relations order to a family member of participant. An incentive stock option may be exercised during an applicable participant’s lifetime only by participant or by participant’s guardian or legal representative.

Certain Adjustments

In the event of a subdivision of our outstanding shares of common stock, a declaration of a dividend payable in our shares of common stock, a combination or consolidation of our outstanding common stock into a lesser number of shares, a reclassification, or any other increase or decrease in the number of our issued shares of common stock effected without our receipt of consideration, proportionate adjustments will automatically be made in each of (i) the number and kind of our shares of common stock available for future grant under our 2010 Plan, (ii) the number and kind of our shares of common stock covered by each outstanding award, (iii) the exercise price of each outstanding option and the purchase price applicable to any unexercised stock purchase right, and (iv) any repurchase price that applies to shares of our common stock granted under our 2010 Plan pursuant to the terms of our repurchase right under the applicable award agreement. In the event of a declaration of an extraordinary dividend payable in a form other than shares of our common stock that has a material effect on the fair market value of our common stock, a recapitalization, a spin-off, or a similar occurrence, the administrator at its sole discretion may make appropriate adjustments in one or more of the items listed in (i) through (iv) above or any adjustments required by the California Corporations Code.

Mergers and Consolidations

In the event that we are party to a merger or consolidation, or in the event of a sale of all or substantially all of our stock or assets, all shares of our common stock acquired under our 2010 Plan and all awards will be treated in the manner described in the agreement of merger or consolidation. Such agreement need not treat all awards in an identical manner and may provide for one or more of the following without limitation with respect to each outstanding award: (i) the continuation of the award by us (if we are the surviving corporation), (ii) the assumption of the award by the surviving corporation or its parent, (iii) the substitution by the surviving corporation or its parent of a new award for the award, (iv) full exercisability and vesting of the award, followed by its cancellation provided that participant is able to exercise an option during a period of not less than five full business days preceding the effective date of such merger or consolidation, unless a shorter period is required to permit a timely closing and such shorter period still offers participant a reasonable opportunity to exercise the option, or (v) the cancellation of the award and a payment to participant equal to the excess of (A) the fair market value of the shares of our common stock subject to the award as of the effective date of such merger or consolidation over (B) the exercise price of the award, if any.

In the event that the successor corporation does not assume or substitute for an award (or portion thereof), participant will fully vest in and have the right to exercise all of his or her outstanding options, all restrictions on shares of our common stock and RSUs will lapse, and, with respect to awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met, in all cases, unless specifically provided otherwise under the applicable award agreement or other written agreement between us and participant. In addition, if an option is not assumed or substituted in the event of a merger or consolidation, the administrator will notify each participant in writing or electronically that the option will be exercisable for a period of time determined by the administrator in its sole discretion and the option will terminate upon the expiration of such period.

Clawback

The board of directors may specify in an award agreement that participant’s rights, payments, and benefits with respect to an award will be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an award. An award will be subject to any clawback policy of ours as may be established or amended from time to time. Our board of directors may require a participant to forfeit, return, or reimburse us all or a portion of the award and any amounts paid under the award pursuant to the terms of the clawback policy or as necessary or appropriate to comply with applicable laws.

Amendment and Termination

Our board of directors may amend, suspend, or terminate our 2010 Plan at any time and for any reason; provided, however, that any amendment to our 2010 Plan will be subject to the approval of our stockholders if it increases the number of our shares of common stock reserved under our 2010 Plan or materially changes the class of persons eligible to receive incentive stock options. As noted above, it is expected that on the business day immediately prior to the effective date of the registration statement of which this prospectus forms a part, our 2010 Plan will be terminated and we will not grant any additional awards under our 2010 Plan thereafter.

2020 Employee Stock Purchase Plan

In connection with this offering, our board of directors has adopted, and we expect our stockholders will approve, our ESPP. Our ESPP became effective upon its adoption by our board of directors.

Authorized Shares

Subject to the adjustment provisions of our ESPP, a total of 2,000,000 shares of our common stock has been made available for sale under our ESPP. In addition, subject to the adjustment provisions of our ESPP, our ESPP also provides for annual increases in the number of shares available for sale under our ESPP on the first day of each fiscal year beginning in fiscal 2022, equal to the least of:

•	2,500,000 shares;

•	1% of the outstanding shares of our common stock on of the last day of the immediately preceding fiscal year; or

•	such other amount as the administrator may determine.

Plan Administration

Our compensation and talent committee administers our ESPP and has full but non-exclusive authority to interpret the terms of our ESPP and determine eligibility to participate, subject to the conditions of the ESPP as described below. The administrator has full and exclusive discretionary authority to construe, interpret, and apply the terms of the ESPP, to delegate ministerial duties to any of our employees, to designate separate offerings under the ESPP, to designate our subsidiaries and affiliates as participating in the ESPP, to determine eligibility, to adjudicate all disputed claims filed under the ESPP, and to establish such procedures that it deems necessary for the administration of the ESPP, including adopting such procedures, sub-plans, and appendices as are necessary or appropriate to permit participation in the ESPP by employees who are foreign nationals or employed outside the U.S. The administrator’s findings, decisions, and determinations are final and binding on all participants to the full extent permitted by law.

Eligibility

Generally, all of our employees are eligible to participate if they are employed by us, or any participating subsidiary, for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted rights to purchase stock under our ESPP if such employee:

•	immediately after the grant would own capital stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

•

holds rights to purchase shares of our common stock under all of our employee stock purchase plans that accrue at a rate that exceeds $25,000 worth of stock for each calendar year in which an option is outstanding.

Offering Periods and Purchase Periods

Our ESPP includes a component that allows us to make offerings intended to qualify under Section 423 of the Code and a component that allows us to make offerings not intended to qualify under Section 423 of the Code to designated companies, as described in our ESPP. Our ESPP provides for 24-month offering periods. The offering periods will be scheduled to start on the first trading day on or after June 15 and December 15 of each year, except for the first offering period, which will commence on the first trading day on or after completion of this offering and will end on the first trading day on or after December 15, 2022 and the second offering period will commence on the first trading day on or after June 15, 2021. Each offering period will include purchase periods of approximately six months commencing with one exercise date and ending with the next exercise date.

Contributions

Our ESPP permits participants to purchase shares of our common stock through payroll deductions of up to 15% of their eligible compensation. Subject to the adjustment provisions of our ESPP, a participant may purchase a maximum of 5,000 shares of our common stock during a purchase period.

Exercise of Purchase Right

Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each six-month purchase period. The purchase price of the shares will be 85% of the lower of the fair market value of our common stock on the first trading day of each offering period or on the exercise date. If the fair market value of our common stock on the exercise date is less than the fair market value on the first trading day of the offering period, participants will be withdrawn from the current offering period following their purchase of shares of our common stock on the purchase date and will be automatically re-enrolled in a new offering period. Participants may end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase shares of our common stock. Participation ends automatically upon termination of employment with us.

Non-Transferability

A participant may not transfer rights granted under our ESPP. If the compensation and talent committee permits the transfer of rights, it may only be done by will, the laws of descent and distribution, or as otherwise provided under our ESPP.

Merger or Change in Control

Our ESPP provides that in the event of a merger or change in control, as defined under our ESPP, a successor corporation may assume or substitute each outstanding purchase right. If the successor corporation refuses to assume or substitute for the outstanding purchase right, the offering period then in progress will be shortened, and a new exercise date will be set. The administrator will notify each participant that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.

Amendment and Termination

The administrator will have the authority to amend, suspend, or terminate our ESPP, except that, subject to certain exceptions described in our ESPP, no such action may adversely affect any outstanding rights to purchase shares of our common stock under our ESPP. Our ESPP automatically will terminate in 2040, unless we terminate it sooner.

Executive Incentive Compensation Plan

Our board of directors adopted the Bonus Plan in March 2020, effective for fiscal years commencing on or after the Bonus Plan’s adoption date. The Bonus Plan is administered by a committee appointed by our board of directors. Unless and until our board of directors determines otherwise, our compensation and talent committee will be the administrator of the Bonus Plan. The Bonus Plan allows our compensation and talent committee to provide cash incentive awards through the payment of bonuses and commissions to selected employees, including our named executive officers, determined by our compensation and talent committee, based upon performance goals or other criteria established by our compensation and talent committee. Our compensation and talent committee, in its sole discretion, will establish a target award for each participant (other than participants participating in a sales incentive plan) under the Bonus Plan that is not participating in a sales incentive plan, which may be expressed as a percentage of the participant’s average annual base salary for the applicable performance period. Additionally, our compensation and talent committee, in its sole discretion, may create a sales incentive plan to govern the payment of commissions.

Under the Bonus Plan, our compensation and talent committee will determine the performance goals, quotas, or other criteria applicable to awards or commissions, which goals may include, without limitation: ARR (including growth, by geography and by product), attainment of research and development milestones, billings (including growth), pipeline, and/or conversion, bookings (including growth, by geography, and by product), business divestitures and acquisitions, cash flow, cash position, churn rate, customers, dollar based net retention, earnings (which may include any calculation of earnings, including but not limited to earnings before interest and taxes, earnings before taxes, earnings before interest, taxes, depreciation, and amortization and net earnings), earnings per share, free cash flow, headcount growth and/or attrition rate, net income, net profit, net sales, new annual contract value, new annual contract value growth, operating cash flow, operating expenses, operating income, operating margin, overhead or other expense reduction, product defect measures, product release timelines, productivity, profit, renewal rate, return on assets, return on capital, return on equity, return on investment, return on sales, revenue (including growth, by geography and by product), sales growth, sales, productivity, sales results, stock price, time to market, total stockholder return, working capital, and individual objectives such as peer reviews or other subjective or objective criteria. As determined by our compensation and talent committee, the performance goals may be based on GAAP or non-GAAP results and any actual results may be adjusted by our compensation and talent committee for one-time items or unbudgeted or unexpected items when determining whether the performance goals have been met. The goals may be on the basis of any factors our compensation and talent committee determines relevant, and may be on an individual, divisional, business unit, or company-wide basis. Any criteria used may be measured on such basis as our compensation and talent committee determines. The performance goals or other criteria may differ from participant to participant and from award to award.

Our compensation and talent committee may, in its sole discretion and at any time, increase, reduce, or eliminate a participant’s actual award, or increase, reduce or eliminate the amount allocated to the bonus pool. The actual award may be below, at, or above a participant’s target award, in our compensation and talent committee’s discretion. Our compensation and talent committee may determine the amount of any reduction on the basis of such factors as it deems relevant, and it will not be required to establish any allocation or weighting with respect to the factors it considers. Notwithstanding the foregoing, the calculation of any commissions will be governed by the terms and conditions of any sales incentive plan approved by our compensation and talent committee.

Actual awards will be paid in cash (or its equivalent) in a single lump sum. Unless otherwise determined by our compensation and talent committee, to earn an actual award, a participant must be employed by us (or an affiliate of us, as applicable) on the date the bonus is paid. Payment of bonuses occurs as soon as practicable after the end of the applicable performance period, but no later than the dates set forth in the Bonus Plan. Notwithstanding anything to the contrary in the Bonus Plan, the payment of actual awards that are in the form of earned commissions will be governed by the terms and conditions of any sales incentive plan approved by our compensation and talent committee.

Our board of directors or our compensation and talent committee will have the authority to amend or terminate the Bonus Plan provided such action does not alter or impair the existing rights of any participant with respect to any earned bonus without the participant’s consent. The Bonus Plan will remain in effect until terminated in accordance with the terms of the Bonus Plan.

401(k) Plan

We maintain a tax-qualified 401(k) retirement plan for all U.S. employees. Under our 401(k) plan, employees may elect to defer up to all eligible compensation, subject to applicable annual Code limits. We do not match any contributions made by our employees, including executives. We intend for our 401(k) plan to qualify under Section 401(a) and 501(a) of the Code so that contributions by employees to our 401(k) plan, and income earned on those contributions, are not taxable to employees until withdrawn from our 401(k) plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, discussed in the sections titled “Management” and “Executive Compensation,” the following is a description of each transaction since February 1, 2017 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or exceeds $120,000; and

•

any of our directors, executive officers or significant holders of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Equity Financings

Series F Redeemable Convertible Preferred Stock Financing

From April 2017 through June 2017, we sold an aggregate of 9,188,612 shares of our Series F redeemable convertible preferred stock at a purchase price of $8.07738 per share, for an aggregate purchase price of $74,219,911. The following table summarizes purchases of our Series F redeemable convertible preferred stock by related persons:

Stockholder	Shares of Series F Redeemable Convertible Preferred Stock	Total Purchase Price
Entity affiliated with Sapphire Ventures(1)	3,714,075	$29,999,995
Entities affiliated with Accel(2)	619,010	4,999,979
Entities affiliated with Institutional Venture Partners(3)	495,210	3,999,999
Entities affiliated with DFJ(4)	371,408	3,000,000
Entities affiliated with Greylock(5)	371,406	2,999,987
Sutter Hill Ventures(6)	120,337	972,008
2011 Sayar Family Trust(7)	18,570	149,997
The Sayar Family Trust(8)	14,856	119,998

(1)	Shares purchased by Sapphire Ventures Fund II, LP. Entities affiliated with Sapphire Ventures currently hold more than 5% of our outstanding capital stock.
(2)	Shares purchased by Accel XI L.P., Accel XI Strategic Partners L.P., and Accel Investors 2012 L.L.C. Entities affiliated with Accel currently hold more than 5% of our outstanding capital stock.
(3)

Shares purchased by Institutional Venture Partners XV, L.P. and Institutional Venture Partners XV Executive Fund, L.P. Entities affiliated with Institutional Venture Partners currently hold more than 5% of our outstanding capital stock.

(4)	Shares purchased by DFJ Growth 2013, L.P. and DFJ Growth 2013 Parallel Fund, LLC. Entities affiliated with DFJ currently hold more than 5% of our outstanding capital stock.
(5)

Shares purchased by Greylock XIII Limited Partnership, Greylock XIII-A Limited Partnership, and Greylock XIII Principals LLC. Entities affiliated with Greylock currently hold more than 5% of our outstanding capital stock.

(6)	Michael L. Speiser, a former member of our board of directors, is affiliated with Sutter Hill Ventures.
(7)

Kevin and Alison Sayar are co-trustees of the 2011 Sayar Family Trust and are the brother and sister-in-law, respectively, of Ramin Sayar, our President and Chief Executive Officer and a member of our board of directors.

(8)	Ramin Sayar, our President and Chief Executive Officer and a member of our board of directors, and Samantha Sayar, his wife, are co-trustees of The Sayar Family Trust.

Series G Redeemable Convertible Preferred Stock Financing

In May 2019, we sold an aggregate of 9,986,103 shares of our Series G redeemable convertible preferred stock at a purchase price of $11.0153 per share, for an aggregate purchase price of $109,999,920. The following table summarizes purchases of our Series G redeemable convertible preferred stock by related persons:

Stockholder	Shares of Series G Redeemable Convertible Preferred Stock	Total Purchase Price
Entities affiliated with DFJ(1)	907,828	$9,999,998
Entities affiliated with Sapphire Ventures(2)	907,828	9,999,998
Entities affiliated with Accel(3)	181,565	1,999,993
Entities affiliated with Greylock(4)	181,565	1,999,993
Entities affiliated with Institutional Venture Partners(5)	181,565	1,999,993
2011 Sayar Family Trust(6)	36,313	399,999
Sutter Hill Ventures(7)	4,539	49,998

(1)	Shares purchased by DFJ Growth 2013, L.P. and DFJ Growth 2013 Parallel Fund, LLC. Entities affiliated with DFJ currently hold more than 5% of our outstanding capital stock.
(2)	Shares purchased by Sapphire Ventures Fund II, LP and Sapphire Ventures Fund III, LP. Entities affiliated with Sapphire Ventures currently hold more than 5% of our outstanding capital stock.
(3)	Shares purchased by Accel XI, L.P., Accel XI Strategic Partners L.P., and Accel Investors 2012 L.L.C. Entities affiliated with Accel currently hold more than 5% of our outstanding capital stock.
(4)

Shares purchased by Greylock XIII Limited Partnership, Greylock XIII-A Limited Partnership, and Greylock XIII Principals LLC. Entities affiliated with Greylock currently hold more than 5% of our outstanding capital stock.

(5)

Shares purchased by Institutional Venture Partners XV, L.P. and Institutional Venture Partners XV Executive Fund, L.P. Entities affiliated with Institutional Venture Partners currently hold more than 5% of our outstanding capital stock.

(6)

Kevin and Alison Sayar are co-trustees of the 2011 Sayar Family Trust and are the brother and sister-in-law, respectively, of Ramin Sayar, our President and Chief Executive Officer and a member of our board of directors.

(7)	Michael L. Speiser, a former member of our board of directors, is affiliated with Sutter Hill Ventures.

In addition, in connection with the Series G redeemable convertible preferred stock financing, we entered into an agreement with Battery Ventures, pursuant to which Battery Ventures and its affiliates have the right, but not the obligation, to purchase up to $15 million in shares in this offering.

Investors’ Rights Agreement

We are party to our IRA, which provides, among other things, that certain holders of our capital stock, including entities affiliated with Accel, DFJ, Greylock, Institutional Venture Partners, Sapphire Ventures, and Sutter Hill Ventures have the right to demand that we file a registration statement or request that their shares of our capital stock be covered by a registration statement that we are otherwise filing. Entities affiliated with Ramin Sayar, our president, chief executive officer, and a member of our board of directors, are party to our IRA. Joseph Ansanelli, a member of our board of directors, is affiliated with Greylock. Michael L. Speiser, a former member of our board of directors, is affiliated with Sutter Hill Ventures.35

Right of First Refusal

Pursuant to certain of our equity compensation plans and certain agreements with our stockholders, including an amended and restated right of first refusal and co-sale agreement, dated as of May 1, 2019, we or our assignees have a right to purchase shares of our capital stock which stockholders propose to sell to other parties. This right will terminate upon completion of this offering. Ramin Sayar, our president, chief executive officer, and a member of our board of directors, and entities affiliated with Mr. Sayar, Christian Beedgen, a member of our board of directors, and entities affiliated with Accel, DFJ, Greylock, Institutional Venture

[35]	See the section titled “Description of Capital Stock—Registration Rights” for additional information.

Partners, Sapphire Ventures, and Sutter Hill Ventures are party to the right of first refusal and co-sale agreement. Joseph Ansanelli, a member of our board of directors, is affiliated with Greylock. Michael L. Speiser, a former member of our board of directors, is affiliated with Sutter Hill Ventures.

Voting Agreement

We are party to an amended and restated voting agreement, dated as of May 1, 2019, under which certain holders of our capital stock, including entities affiliated with affiliated with Accel, DFJ, Greylock, Institutional Venture Partners, Sapphire Ventures, and Sutter Hill Ventures, have agreed to vote their shares of our capital stock on certain matters, including with respect to the election of directors. Upon completion of this offering, the voting agreement will terminate and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors. Ramin Sayar, our president, chief executive officer, and a member of our board of directors, and entities affiliated with Mr. Sayar, and Christian Beedgen, a member of our board of directors, are party to the voting agreement. Joseph Ansanelli, a member of our board of directors, is affiliated with Greylock. Michael L. Speiser, a former member of our board of directors, is affiliated with Sutter Hill Ventures.

Transactions with Barracuda Networks

BJ Jenkins, a member of our board of directors, is the President and Chief Executive Officer of Barracuda Networks, Inc., or Barracuda. We are party to a Master Services Agreement with Barracuda. During fiscal 2019, we received service fees in the amount of $0.2 million from Barracuda. During fiscal 2020, we received service fees in the amount of $0.3 million from Barracuda. During the six months ended July 31, 2020, we received service fees in the amount of $0.5 million from Barracuda.

Tender Offer

In July 2019, we facilitated a tender offer whereby certain existing stockholders, including entities affiliated with Institutional Venture Partners and Sapphire Ventures, commenced a tender offer to purchase shares of our common stock from certain of our securityholders for $12.11683 per share in cash. An aggregate of 1,686,446 shares of our common stock were tendered by all participating stockholders pursuant to the tender offer for an aggregate purchase price of $20.4 million. Ramin Sayar, our chief executive officer and a member of our board of directors, Steven Fitz, our chief revenue officer, and Christian Beedgen, a member of our board of directors, sold shares of our common stock in the tender offer along with other participating stockholders.

Directed Share Program

At our request, the underwriters have reserved up to                     % of the shares offered by this prospectus for sale at the initial public offering price through a directed share program.

The number of shares of common stock available for sale to the general public will be reduced to the extent that such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. Other than the underwriting discount described on the front cover of this prospectus, the underwriters will not be entitled to any commission with respect to shares of common stock sold pursuant to the directed share program.

Other Transactions

We have granted stock options and RSUs to our executive officers and certain of our directors.36

[36]	See the sections titled “Executive Compensation—Outstanding Equity Awards at Year-End” and “Management—Non-Executive Officer Director Compensation” for additional information.

We have entered into change in control severance agreements with certain of our executive officers that, among other things, provides for certain severance and change in control benefits.37

Other than as described above under this section titled “Certain Relationships and Related Party Transactions,” since February 1, 2016, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest. We believe the terms of the transactions described above were comparable to terms we could have obtained in arm’s-length dealings with unrelated third parties.

Limitation of Liability and Indemnification of Officers and Directors

We expect to adopt an amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by the Delaware General Corporation Law.

Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, we expect to adopt amended and restated bylaws, which will become effective immediately prior to the completion of this offering, and which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.

Further, we have entered into or will enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive

[37]	See the section titled “Executive Compensation—Potential Payments upon Termination or Change in Control” for additional information.

officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended and restated bylaws and in indemnification agreements that we have entered into or will enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement will provide for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Policies and Procedures for Related Party Transactions

Following the completion of this offering, our audit committee will have the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. Upon completion of this offering, our policy regarding transactions between us and related persons will provide that a related person is defined as a director, executive officer, nominee for director, or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed year, and any of their immediate family members. Our audit committee charter that will be in effect upon completion of this offering will provide that our audit committee shall review and approve or disapprove any related party transactions.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our capital stock as of July 31, 2020, or the Beneficial Ownership Date, and as adjusted to reflect the sale of our common stock in this offering assuming no exercise of the underwriters’ over-allotment option, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our current directors and executive officers as a group; and

•	each person known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act.

We have based our calculation of the percentage of beneficial ownership prior to this offering on 83,889,892 shares of our common stock (including the shares of redeemable convertible preferred stock that will automatically convert into shares of common stock in connection with the Capital Stock Conversion) outstanding as of the Beneficial Ownership Date. We have based our calculation of the percentage of beneficial ownership after this offering on                      shares of our common stock issued by us in our initial public offering and                      shares of common stock outstanding immediately after the completion of this offering, assuming that the underwriters will not exercise their over-allotment option to purchase up to an additional                      shares of our common stock from us in full. We have deemed shares of our common stock subject to stock options that are currently exercisable or exercisable within 60 days of the Beneficial Ownership Date or issuable pursuant to RSUs which are subject to vesting and settlement conditions expected to occur within 60 days of the Beneficial Ownership Date to be outstanding and to be beneficially owned by the person holding the stock option or RSU for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Sumo Logic, Inc., 305 Main Street, Redwood City, California 94063.

	Number of Shares Beneficially Owned(1)	Percentage of Shares Beneficially Owned
Name of Beneficial Owner		Before the Offering	After the Offering
Ramin Sayar(1)	4,128,359	4.7%
Sydney Carey(2)	793,800	* %
Steven Fitz(3)	812,812	1.0%
Joseph Ansanelli	—	—%
Christian Beedgen(4)	2,857,288	3.4%
Sandra E. Bergeron	—	—%
Randy S. Gottfried(5)	250,000	* %
William D. (BJ) Jenkins, Jr.(6)	258,000	* %
Charles J. Robel(7)	300,000	* %
All executive officers and directors as a group (11 persons)(8)	10,096,926	11.0%
5% Stockholders:
Entities affiliated with Greylock(9)	18,983,932	22.6%
Entities affiliated with Sapphire Ventures(10)	5,948,005	7.1%

	Number of Shares Beneficially Owned(1)	Percentage of Shares Beneficially Owned
Name of Beneficial Owner		Before the Offering	After the Offering
Entities affiliated with Accel(11)	5,720,160	6.8%
Entities affiliated with Institutional Venture Partners(12)	4,670,329	5.6%
Entities affiliated with DFJ(13)	4,288,267	5.1%

*	Represents beneficial ownership of less than one percent (1%) of the outstanding shares of our common stock.
(1)

Consists of (i) 173,913 shares held of record by Mr. Sayar, (ii) 14,856 shares held of record by The Sayar Family Trust, for which Mr. Sayar serves as co-trustee, (iii) 54,883 shares held of record by the 2011 Sayar Family Trust, for which Kevin and Alison Sayar serve as co-trustees, and (iv) 3,884,707 shares subject to stock options exercisable within 60 days of July 31, 2020.

(2)	Consists of (i) 150,000 shares held of record by Ms. Carey and (ii) 643,800 shares subject to stock options exercisable within 60 days of July 31, 2020.
(3)	Consists of 812,812 shares subject to stock options exercisable within 60 days of July 31, 2020.
(4)	Consists of (i) 1,845,201 shares held of record by Mr. Beedgen and (ii) 1,012,087 shares subject to stock options exercisable within 60 days of July 31, 2020.
(5)	Consists of 250,000 shares subject to stock options exercisable within 60 days of July 31, 2020.
(6)	Consists of 258,000 shares held of record by The Jenkins 2013 Revocable Trust UAD 10/04/13, for which Mr. Jenkins serves as co-trustee.
(7)	Consists of 300,000 shares subject to stock options exercisable within 60 days of July 31, 2020.
(8)

Consists of (i) 2,496,853 shares beneficially owned by our executive officers and directors and (ii) 7,600,073 shares subject to stock options held by our executive officers and directors exercisable within 60 days of July 31, 2020.

(9)

Consists of (i) 16,919,622 shares of common stock held by Greylock XIII Limited Partnership, or Greylock XIII, (ii) 1,523,268 shares of common stock held by Greylock XIII-A Limited Partnership, or Greylock XIII-A, and (iii) 541,042 shares of common stock held by Greylock XIII Principals LLC, or Greylock XIII Principals. Greylock VIII GP LLC, or Greylock XIII GP, is the General Partner of Greylock XIII and Greylock XIII-A. Greylock Management Corporation, or Greylock Management, is the sole member of Greylock XIII Principals. Greylock XIII GP may be deemed to have voting and dispositive power over the shares held by Greylock XIII and Greylock XIII-A. Greylock Management may be deemed to have voting and dispositive power over the shares held by Greylock XIII Principals. William W. Helman, Aneel Bhusri, Donald A. Sullivan, and David Sze are Senior Managing Members of Greylock XIII GP and the directors of Greylock Management. Mr. Bhusri does not have voting or investment power over the shares held by Greylock XIII Principals. The address for each of these persons and entities is 2550 Sand Hill Road, Suite 200, Menlo Park, California 94025.

(10)

Consists of (i) 3,945,571 shares of common stock held by Sapphire Ventures Fund II, L.P. and (ii) 2,002,434 shares of common stock held by Sapphire Ventures Fund III, L.P. (collectively referred to with Sapphire Ventures Fund II, L.P. as the Sapphire Funds). The securities held by the Sapphire Funds may be deemed to be beneficially owned by (i) Sapphire Ventures (GPE) II, L.L.C. or Sapphire Ventures (GPE) III, L.L.C. (collectively referred to as the Sapphire General Partners), the general partners of the Sapphire Funds, and (ii) Nino Marakovic, the controlling managing member of the Sapphire General Partners. The address for each of this person and these entities is 3408 Hillview Avenue, Bldg. 5, Palo Alto, CA 94304.

(11)

Consists of (i) 4,882,158 shares of common stock held by Accel XI L.P., (ii) 471,340 shares of common stock held by Accel Investors 2012 L.L.C., and (iii) 366,662 shares of common stock held by Accel XI Strategic Partners L.P. Accel XI Associates L.L.C. is the general partner of each of Accel XI L.P. and Accel XI Strategic Partners L.P., which together are referred to as the Accel XI Entities, and has the sole voting and investment power with respect to the shares held by the Accel XI Entities. Accel XI Associates L.L.C. has sole voting and dispositive power with regard to the shares held by the Accel XI Entities. Andrew G. Braccia, Sameer K. Gandhi, Ping Li, Tracy L. Sedlock, and Richard P. Wong are the Managing Members of Accel XI Associates L.L.C. and Accel Investors 2012 L.L.C. and therefore share voting and investment powers. The address for each of these entities is 500 University Avenue, Palo Alto, CA 94301.

(12)

Consists of (i) 4,645,617 shares of common stock held by Institutional Venture Partners XV, L.P., or IVP XV, and (ii) 24,712 shares of common stock held by Institutional Venture Partners XV Executive Fund, L.P., or IVP Executive Fund. Institutional Venture Management XV LLC is the general partner of IVP XV and IVP Executive Fund. Todd C. Chaffee, Norman A. Fogelsong, Stephen J. Harrick, J. Sanford Miller and Dennis B. Phelps are the managing directors of Institutional Venture Management XV LLC and share voting and dispositive power over the shares held by IVP XV and IVP Executive Fund. The address for each of these entities is c/o Institutional Venture Partners, 3000 Sand Hill Road, Building 2, Suite 250, Menlo Park, California 94025.

(13)

Consists of (i) 4,060,988 shares of common stock held by DFJ Growth 2013, L.P., or DFJ Growth 2013, and (ii) 227,279 shares of common stock held by DFJ Growth 2013 Parallel Fund, LLC, or DFJ Growth 2013 Parallel Fund. The general partner of DFJ Growth 2013 is DFJ Growth 2013 Partners, LLC, or DFJ Growth 2013 GP, and DFJ Growth 2013 GP is controlled by Mark W. Bailey, John H.N. Fisher, Randall S. Glein, and Barry M. Schuler. The managing members of DFJ Growth 2013 Parallel Fund are Mark W. Bailey, John H.N. Fisher, Randall S. Glein, and Barry M. Schuler. The address for each of these persons and entities is 2882 Sand Hill Road, Suite 150, Menlo Park, CA 94025.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes certain important terms of our capital stock, as they are expected to be in effect immediately prior to the completion of this offering. We expect to adopt an amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering, and this description summarizes the provisions that are expected to be included in such documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section titled “Description of Capital Stock,” you should refer to our amended and restated certificate of incorporation, amended and restated bylaws, and IRA, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law. Immediately following the completion of this offering, our authorized capital stock will consist of 1,100,000,000 shares of capital stock, $0.0001 par value per share, of which:

•	1,000,000,000 shares are designated as common stock; and

•	100,000,000 shares are designated as preferred stock.

Assuming the conversion of all outstanding shares of our redeemable convertible preferred stock into shares of our common stock in connection with the Capital Stock Conversion, as of July 31, 2020, there were 83,889,892 shares of our common stock outstanding, held by 486 stockholders of record, and no shares of our preferred stock outstanding. Pursuant to our amended and restated certificate of incorporation, our board of directors will have the authority, without stockholder approval except as required by the listing standards of the Nasdaq Global Select Market, to issue additional shares of our capital stock.

Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine.38

Voting Rights

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation establishes a classified board of directors that is divided into three classes with staggered three-year terms. Only the directors in one class will be subject to election by a plurality of the votes cast at each annual meeting of stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

If we become subject to a liquidation, dissolution, or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating

[38]	See the section titled “Dividend Policy” for additional information.

preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Fully Paid and Non-Assessable

In connection with this offering, our legal counsel will opine that the shares of our common stock to be issued in this offering will be fully paid and non-assessable.

Preferred Stock

After the completion of this offering, no shares of our preferred stock will be outstanding. Pursuant to our amended and restated certificate of incorporation that will become effective immediately prior to the completion of this offering, our board of directors will have the authority, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations, or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Options

As of July 31, 2020, we had outstanding options to purchase an aggregate of 26,903,443 shares of our common stock, with a weighted-average exercise price of $4.15 per share, under our equity plans.

RSUs

As of July 31, 2020, we had 2,909,167 outstanding RSUs covering shares of our common stock under our 2010 Plan. Our RSUs generally vest when both a “service-based requirement” and a “liquidity event requirement” are satisfied. For the majority of RSUs under our 2010 Plan, the service-based requirement will be satisfied as to 25% of the total number of shares of our common stock underlying the RSUs on March 15, 2021, and as to an additional 1/16th of the total number of shares of our common stock underlying the RSUs on each quarterly vesting date thereafter, subject to continued service through each such vesting date; provided, however, the RSUs will not vest until the occurrence of a liquidity event, at which time the original vesting schedule will apply. A quarterly vesting date is the first trading day on or after each of March 15, June 15, September 15, and December 15. The liquidity event requirement will be satisfied, subject to continued service on the date the liquidity event occurs, on the earlier of (i) the first quarterly vesting date following the expiration of the market stand-off provision described in the applicable award agreement following the effective date of the registration statement of which this prospectus forms a part and (ii) the date of a “change in control” (as defined in the applicable award agreement); provided, however, that a change in control in which the consideration received by holders of our capital stock is not cash or marketable securities will not be considered a liquidity event for purposes of the award.

Warrants

As of July 31, 2020, we had outstanding warrants to purchase 13,708 shares of our Series E redeemable convertible preferred stock, 8,038 shares of our Series F redeemable convertible preferred stock, and 10,530 shares of our Series G redeemable convertible preferred stock. Upon the closing of this offering, these warrants may remain outstanding. If outstanding upon the closing of this offering, these warrants shall become warrants to purchase shares of our common stock. The holders of 32,276 shares issuable upon exercise of these warrants are entitled to registration rights under our IRA as described in greater detail below under “—Registration Rights.”

Registration Rights

After the completion of this offering, certain holders of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our IRA. We and certain holders of our preferred stock are parties to our IRA. The registration rights set forth in our IRA will expire five years following the completion of this offering, or, with respect to any particular stockholder, when such stockholder is able to sell all of its shares pursuant to Rule 144 of the Securities Act during any 90-day period. We will pay the registration expenses (other than underwriting discounts and commissions) of the holders of the shares registered pursuant to the registrations described below. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. We expect that our stockholders will waive their rights under our IRA (i) to receive notice of this offering and (ii) to include their registrable shares in this offering. In addition, in connection with this offering, we expect that each stockholder that has registration rights will agree not to sell or otherwise dispose of any securities without the prior written consent of us and the underwriters for a period of 180 days after the date of this prospectus, subject to certain terms and conditions.39

Demand Registration Rights

After the completion of this offering, the holders of up to 63,761,950 shares of our common stock will be entitled to certain demand registration rights. At any time beginning six months after the effective date of this offering, the holders of at least 20% of these shares then outstanding can request that we register the offer and sale of their shares. Such request for registration must cover securities, the anticipated aggregate public offering price of which, before payment of underwriting discounts and commissions, is at least $20,000,000. We are obligated to effect only two such registrations. If we determine that it would be seriously detrimental to us and our stockholders to effect such a demand registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days.

Piggyback Registration Rights

After the completion of this offering, if we propose to register the offer and sale of our common stock under the Securities Act, in connection with the public offering of such common stock the holders of up to 63,761,950 shares of our common stock will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (i) a registration in which the only common stock being registered is common stock issuable upon conversion of debt securities that are also being registered; (ii) a registration related to any employee benefit plan or a corporate reorganization or other transaction covered by Rule 145 promulgated under the Securities Act; or (iii) a registration on any registration form which does not include substantially the same information as would be required to be included in a registration statement covering the public offering of our common stock, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

S-3 Registration Rights

After the completion of this offering, the holders of up to 63,761,950 shares of our common stock will be entitled to certain Form S-3 registration rights. The holders of at least 20% of these shares then outstanding may

[39]	See the sections titled “Shares Eligible for Future Sale—Lock-Up Arrangements” and “Underwriters” for additional information.

make a written request that we register the offer and sale of their shares on a registration statement on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request covers securities the anticipated aggregate public offering price of which, before payment of underwriting discounts and commissions, is at least $1,000,000. These stockholders may make an unlimited number of requests for registration on Form S-3; however, we will not be required to effect a registration on Form S-3 if we have effected two such registrations within the 12-month period preceding the date of the request. Additionally, if we determine that it would be seriously detrimental to us and our stockholders to effect such a registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days.

Anti-Takeover Provisions

Certain provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, which are summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of us. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We will be governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•

the business combination or transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors prior to the time that the stockholder became an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include mergers, asset sales, and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” as a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing changes in control of our company.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions

Our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, will include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team, including the following:

Board of Directors Vacancies

Our amended and restated certificate of incorporation and amended and restated bylaws will authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our board of directors and will promote continuity of management.

Classified Board

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that our board of directors is classified into three classes of directors. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors.40

Stockholder Action; Special Meeting of Stockholders

Our amended and restated certificate of incorporation will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Our amended and restated bylaws will further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairperson of our board of directors, or our Chief Executive Officer, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

No Cumulative Voting

The Delaware General Corporation Law provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.

Directors Removed Only for Cause

Our amended and restated certificate of incorporation will provide that stockholders may remove directors only for cause.

[40]	See the section titled “Management—Classified Board of Directors” for additional information.

Amendment of Charter Provisions

Any amendment of the above provisions in our amended and restated certificate of incorporation would require approval by holders of at least 66 2⁄3% of our then outstanding capital stock.

Issuance of Undesignated Preferred Stock

Our board of directors will have the authority, without further action by our stockholders, to issue up to 100,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or other means.

Exclusive Forum

Our amended and restated bylaws will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders; (iii) any action arising pursuant to any provision of the Delaware General Corporation Law or our certificate of incorporation or bylaws; or (iv) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court having jurisdiction over indispensable parties named as defendants. Our amended and restated bylaws further provide that the federal district courts of the United States will be the exclusive forum for resolving any complaints asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to this provision. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company. The transfer agent and registrar’s address is 6201 15th Avenue, Brooklyn, NY 11219.

Limitations of Liability and Indemnification

See the section titled “Certain Relationships and Related Party Transactions—Limitation of Liability and Indemnification of Officers and Directors.”

Listing

We have applied for the listing of our common stock on the Nasdaq Global Select Market under the symbol “SUMO”.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares of our common stock will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Following the completion of this offering, based on the number of shares of our capital stock outstanding as of July 31, 2020, we will have a total of                      shares of our common stock outstanding. Of these outstanding shares, all                      shares of our common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding shares of our common stock will be, and shares underlying outstanding RSUs and shares subject to stock options or warrants will be upon issuance, deemed “restricted securities” as defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. As a result of the lock-up agreements described below and the provisions of our IRA described in the section titled “Description of Capital Stock—Registration Rights,” and subject to the provisions of Rule 144 or Rule 701, shares of our common stock will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, all shares of our common stock sold in this offering will be immediately available for sale in the public market; and

•

beginning 181 days after the date of this prospectus (subject to the terms of the lock-up agreements described below) all remaining shares will become eligible for sale in the public market, of which 21,480,785 shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below.

Lock-Up Arrangements

We and our directors, executive officers, and holders of substantially all of our outstanding stock, stock options, and other securities convertible into or exchangeable or exercisable for our common stock have entered or will enter into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC and subject to certain exceptions, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock; (ii) file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or (iii) enter into any hedging, swap, or other arrangement or transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise; provided that if at any time beginning 90 days after the Early Expiration Threshold Date, (i) we have publicly filed at least one quarterly report on Form 10-Q or annual report on

Form 10-K and (ii) the last reported closing price of our common stock is at least 33% greater than the initial public offering price set forth on the cover page of this prospectus for 10 out of any 15 consecutive trading days ending on or after the Early Expiration Threshold Date, then 20% of the shares of common stock subject to the lock-up agreements will be released from the lock-up agreements immediately prior to the opening of trading on the second trading day following such measurement period. If the Early Lock-Up Expiration would occur when we are in a blackout period, the Early Lock-Up Expiration shall be delayed until immediately prior to the opening of trading on the second trading day following the first date that (i) we are no longer in a blackout period and (ii) the closing price of our common stock is at least greater than the initial public offering price set forth on the cover page of this prospectus. Further, to the extent not released pursuant to the Early Lock-Up Expiration described above, if (i) at least 120 days have elapsed since the date of this prospectus, (ii) we have publicly released our earnings results for the quarterly period during which this offering occurred, and (iii) such restricted period is scheduled to end during or within five trading days prior to a blackout period, such restricted period will end 10 trading days prior to the commencement of such blackout period.41

In addition, our executive officers, directors, and holders of substantially all of our capital stock and securities convertible into or exchangeable for our capital stock have entered into agreements with market standoff provisions with us under which they have agreed that, subject to certain exceptions, for a period of 180 days after the date of this prospectus, they will not, without our or Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC’s prior written consent, dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our common stock. In the event that the restricted period under the lock-up agreements with the underwriters is subject to early termination in accordance with the terms of the lockup agreements, as more fully described in the section titled “Underwriters,” we would not expect to enforce such market standoff provisions from and after the early termination of such restricted period.

Rule 144

In general, Rule 144 provides that once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares of our common stock proposed to be sold for at least six months is entitled to sell those shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, Rule 144 provides that our affiliates or persons selling shares of our common stock on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period, a number of shares of our common stock that does not exceed the greater of:

•	1% of the number of shares of our capital stock then outstanding, which will equal shares immediately after the completion of this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales of our common stock made in reliance upon Rule 144 by our affiliates or persons selling shares of our common stock on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

[41]	See the section titled “Underwriters” for additional information.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Registration Rights

Pursuant to our IRA, after the completion of this offering, the holders of up to 63,761,950 shares of our common stock, or certain transferees, will be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act.42 If the offer and sale of these shares of our common stock are registered, the shares will be freely tradable without restriction under the Securities Act, subject to the Rule 144 limitations applicable to affiliates, and a large number of shares may be sold into the public market.

Registration Statement

We intend to file a registration statement on Form S-8 under the Securities Act promptly after the effectiveness of the registration statement of which this prospectus forms a part to register shares of our common stock subject to RSUs and options outstanding, as well as reserved for future issuance, under our equity compensation plans. The registration statement on Form S-8 is expected to become effective immediately upon filing, and shares of our common stock covered by the registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions, and any applicable lock-up agreements.43

[42]	See the section titled “Description of Capital Stock—Registration Rights” for additional information.
[43]	See the section titled “Executive Compensation—Employee Benefit and Stock Plans” for additional information.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income tax consequences to certain non-U.S. holders (as defined below) of the ownership and disposition of our common stock but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Code, Treasury regulations promulgated thereunder, administrative rulings, and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below.

This summary does not address the tax considerations arising under the laws of any state, local or non-U.S. jurisdiction, or under U.S. federal gift and estate tax laws. In addition, this discussion does not address tax considerations applicable to a non-U.S. holder’s particular circumstances or non-U.S. holders that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions (except to the extent specifically set forth below), regulated investment companies, or real estate investment trusts;

•	persons subject to the alternative minimum tax or Medicare contribution tax on net investment income;

•	tax-exempt organizations or governmental organizations;

•	pension plans or tax-exempt retirement plans;

•	controlled foreign corporations, passive foreign investment companies, and corporations that accumulate earnings to avoid U.S. federal income tax;

•	brokers or dealers in securities or currencies;

•	traders in securities or other persons that elect to use a mark-to-market method of accounting for their holdings in our stock;

•	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	partnerships or entities classified as partnerships for U.S. federal income tax purposes or other pass-through entities (and investors therein);

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction,” or other risk reduction transaction or integrated investment;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an “applicable financial statement” (as defined in Section 451(b) of the Code);

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code; or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership, and disposition of our common stock arising under the U.S. federal gift or estate tax rules or under the laws of any state, local, non-U.S., or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder if you are any holder that is not a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) and are not any of the following:

•	an individual who is a citizen or resident of the United States (for U.S. federal income tax purposes);

•

a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof or other entity treated as such for U.S. federal income tax purposes;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more “U.S. persons” (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a U.S. person.

Distributions

As described in “Dividend Policy,” we have never declared or paid cash dividends on our capital stock and do not anticipate paying any dividends on our capital stock in the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock as described below under “—Gain on Disposition of Our Common Stock.”

Except as otherwise described below in the section on effectively connected income, and below under “—Backup Withholding and Information Reporting” and “—FATCA,” any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. If we or another withholding agent apply over-withholding or if a non-U.S. holder does not timely provide us with the required certification, the non-U.S. holder may be entitled to a refund or credit of any excess tax withheld by timely filing an appropriate claim with the IRS.

In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN, IRS Form W-8BEN-E, or other appropriate version of IRS Form W-8, including any required attachments and your taxpayer identification number, certifying qualification for the reduced rate; additionally, you will be required to update such Forms and certifications from time to time as required by law. If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If you hold our stock through a financial institution or other agent acting on your behalf, you will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries. You should consult your tax advisor regarding entitlement to benefits under any applicable income tax treaties.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by you in the United States) are generally exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8, including any required attachments and your taxpayer identification number, certifying qualification for the reduced rate; additionally you will be required to update such forms and certifications from time to time as required by law. Such effectively connected dividends, although not subject to withholding tax, are includable on your U.S. income tax return and taxed to you at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. If you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. You should consult your tax advisor regarding any applicable tax treaties that may provide for different rules.

Gain on Disposition of Our Common Stock

Except as otherwise described below under “—Backup Withholding and Information Reporting” and “—FATCA,” you generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment maintained by you in the United States);

•

you are a non-resident alien individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and other conditions are met; or

•

our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock, and, in the case where shares of our common stock are regularly traded on an established securities market, you own, or are treated as owning, more than 5% of our common stock at any time during the foregoing period.

We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion so assumes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

If you are a non-U.S. holder described in the first bullet above, you will generally be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates (and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate), unless otherwise provided by an applicable income tax treaty. If you are a non-U.S. holder described in the second bullet above, you will generally be required to pay a flat 30% tax (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, which may be offset by U.S. source capital losses for the year (provided you have timely filed U.S. federal income tax returns with respect to such losses). You should consult your tax advisor regarding any applicable income tax or other treaties that may provide for different rules.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of stock made to you may be subject to information reporting and backup withholding at a current rate of 24% unless you establish an exemption, for example, by properly certifying your non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E, or another appropriate version of IRS Form W-8. Any documentation provided to an applicable withholding agent may need to be updated in certain circumstances.

Information reporting and backup withholding generally will apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a foreign broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

FATCA

The Foreign Account Tax Compliance Act and the rules and regulations promulgated thereunder, or collectively, FATCA, generally impose U.S. federal withholding tax at a rate of 30% on dividends on and the gross proceeds from a sale or other disposition of our common stock paid to a “foreign financial institution” (as specially defined under these rules), unless otherwise provided by the Treasury Secretary or such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on and the gross proceeds from a sale or other disposition of our common stock paid to a “non-financial foreign entity” (as specially defined for purposes of these rules) unless otherwise provided by the Treasury Secretary or such entity provides the withholding agent with a certification identifying certain substantial direct and indirect U.S. owners of the entity, certifies that there are none, or otherwise establishes and certifies to an exemption. The withholding provisions under FATCA generally apply to dividends on our common stock. The Treasury Secretary has issued proposed regulations providing that the withholding provisions under FATCA do not apply with respect to the gross proceeds from a sale or other disposition of our common stock, which may be relied upon by taxpayers until final regulations are issued. An intergovernmental agreement between the United States and your country of tax residence may modify the requirements described in this paragraph. Non-U.S. holders should consult their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state, and local and non-U.S. tax consequences of purchasing, holding, and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement to be dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC, RBC Capital Markets, LLC, and Jefferies LLC will act as representatives, will severally agree to purchase, and we will agree to sell to them, severally, the number of shares of common stock indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC
RBC Capital Markets, LLC
Jefferies LLC
William Blair & Company, L.L.C.
Cowen and Company, LLC
Piper Sandler & Co.
BTIG, LLC
Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters will offer the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement will provide that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters will be obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters will not be required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We will grant to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                      additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds, before expenses, to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase up to an additional                      shares of common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $                    . We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $                    .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We have applied to list our common stock on the Nasdaq Global Select Market under the trading symbol “SUMO”.

We and our directors, executive officers, and the holders of substantially all of our outstanding stock, stock options, and other securities convertible into or exchangeable or exercisable for our common stock have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters and subject to certain exceptions, we and they will not, and will not publicly disclose an intention to, during the period ending on and including the 180th day after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•	file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any hedging, swap, or other arrangement or transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash, or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

With respect to the lock-up agreements that have been or will be entered into by our directors, executive officers, and holders of substantially all of our outstanding stock, stock options, and other securities convertible into or exchangeable or exercisable for our common stock, the restrictions described in the immediately preceding paragraph do not apply:

(a)

to transactions relating to shares of common stock or other securities acquired (1) from the underwriters in this offering or (2) in open market transactions after the completion of this offering; provided that no filing under Section 16(a) of the Exchange Act is required or voluntarily made during the restricted period in connection with subsequent sales of common stock or other securities acquired in this offering or in such open market transactions;

(b)

to transfers of shares of common stock or any security convertible into or exercisable or exchangeable for common stock by will or interstate succession upon the death of the lock-up signatory, including to the transferee’s nominee or custodian;

(c)

to transfers of shares of common stock or any security convertible into or exercisable or exchangeable for common stock as a bona fide gift, charitable contribution or for bona fide estate planning purposes;

(d)	(1) to transfers of shares of common stock or any security convertible into or exercisable or exchangeable for common stock to an immediate family member or any trust for the direct or indirect benefit of the of the lock-up signatory or the immediate family of the lock-up signatory or (2) to transfers of shares of common stock or any security convertible into or exercisable or exchangeable for common stock not involving a change in beneficial ownership;

(e)

to transfers or distributions of shares of common stock or any security convertible into or exercisable or exchangeable for common stock by a stockholder that is a trust to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust;

(f)

if the lock-up signatory is a corporation, partnership, limited liability company, trust, or other business entity, (1) to distributions of shares of common stock or any security convertible into or exercisable or exchangeable for common stock to partners (general or limited), members, managers, stockholders, or holders of similar equity interests in the lock-up signatory (or in each case its nominee or custodian) or (2) to transfers of shares of common stock or any security convertible into or exercisable or exchangeable for common stock to another corporation, partnership, limited liability company, trust, or other business entity (or in each case its nominee or custodian) that is an affiliate (as defined in Rule 405 promulgated under the Securities Act) of the lock-up signatory, or to any investment fund or other entity controlled or managed by the lock-up signatory or affiliates of the lock-up signatory;

(g)

to transfers of shares of common stock or any security convertible into or exercisable or exchangeable for common stock by operation of law pursuant to a qualified domestic order or in connection with a divorce settlement; provided that any filing required by Section 16(a) of the Exchange Act will clearly indicate in the footnotes thereto that such transfer is being made pursuant to the circumstances described in this clause (g) and such shares remain subject to the term of the lock-up agreement; provided further that no other public announcement or filing will be required or voluntarily made during the restricted period;

(h)

(1) to the receipt by the lock-up signatory from us of shares of common stock upon the exercise, vesting, or settlement of options, RSUs, or other equity awards granted under an equity incentive plan or other equity award arrangement, which plan or arrangement is described in this prospectus, or warrants, or (2) transfers of shares of common stock or any security convertible into or exercisable or exchangeable for common stock for the purposes of exercising or settling (including any transfer for the payment of tax withholdings or remittance payments due as a result of such vesting, settlement, or exercise) on a “net exercise” or “cashless” basis options, RSUs, or other rights to purchase shares of common stock, including any transfer of shares of common stock necessary to generate such amount of cash needed for the payment of taxes, including estimated taxes, due as a result of the vesting, settlement, or exercise of such options, RSUs, or other rights, in all such cases, pursuant to equity awards granted under an equity incentive plan or other equity award arrangement, which plan or arrangement is described in this prospectus, or warrants, provided that in the case of either (1) or (2), (A) any shares of common stock received as a result of such exercise, vesting, or settlement will remain subject to the terms of the lock-up agreement and (B) no filing under Section 16(a) of the Exchange Act or other public announcement or filing shall be required or shall be voluntarily made within 75 days after the date of this offering, and after such 75th day, if the lock-up signatory is required to file a report under Section 16(a) of the Exchange Act during the restricted period, the lock-up signatory shall include a statement in such report to the effect that (1) such transfer relates to the circumstances described in this clause (h), (2) no shares were sold by such reporting person, and (3) the shares of common stock received upon such vesting, settlement or exercise are subject to the terms of the lock-up agreement;

(i)

to transfers to us of shares of common stock or any security convertible into or exercisable or exchangeable for common stock in connection with the repurchase by us from the lock-up signatory of shares of common stock or any security convertible into or exercisable or exchangeable for common stock pursuant to a repurchase right arising in connection with the termination of the lock-up signatory’s employment with or provision of services to us; provided that any public announcement or filing under Section 16(a) of the Exchange Act will clearly indicate in the footnotes thereto that such transfer is being made pursuant to the circumstances described in this clause (i);

(j)

to transfers of shares of common stock or any security convertible into or exercisable or exchangeable for common stock in connection with a change of control of us after the completion of this offering that has been approved by our board of directors;

(k)

(1) to the conversion of outstanding redeemable convertible preferred stock into shares of common stock in connection with the consummation of this offering or (2) any conversion or reclassification of common stock as described in the this prospectus or the registration statement of which this prospectus forms a part; provided that any filing required by Section 16(a) of the Exchange Act will clearly indicate in the footnotes thereto that such transfer is being made pursuant to the circumstances described in this clause (k); or

(l)

to establishing a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock; provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the lock-up signatory or us regarding the establishment of such plan, such announcement or filing will include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period;

provided that (i) in the case of any transfer or distribution pursuant to clauses (b)-(g), each donee, distributee, transferee, or acquirer shall sign and deliver a lock-up agreement; and (ii) in the case of any transfer or distribution pursuant to clauses (b)-(f), (x) no filing under Section 16(a) of the Exchange Act or other public announcement reporting a reduction in beneficial ownership of shares of common stock shall be required or shall be voluntarily made during the restricted period and (y) such transfer or disposition shall not involve a disposition for value.

Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. The restricted period is also subject to early termination if at any time beginning 90 days after the Early Expiration Threshold Date, (i) we have publicly filed at least one quarterly report on Form 10-Q or annual report on Form 10-K and (ii) the last reported closing price of our common stock is at least 33% greater than the initial public offering price set forth on the cover page of this prospectus for 10 out of any 15 consecutive trading days ending on or after the Early Expiration Threshold Date, then 20% of the shares of common stock subject to the lock-up agreements will be released from the lock-up agreements immediately prior to the opening of trading on the second trading day following such measurement period. If the Early Lock-Up Expiration would occur when we are in a blackout period, the Early Lock-Up Expiration shall be delayed until immediately prior to the opening of trading on the second trading day following the first date that (i) we are no longer in a blackout period and (ii) the closing price of our common stock is at least greater than the initial public offering price set forth on the cover page of this prospectus. Further, to the extent not released pursuant to the Early Lock-Up Expiration described above, the restricted period is subject to early termination if (i) at least 120 days have elapsed since the date of this prospectus; (ii) we have publicly released our earnings results for the quarterly period during which this offering occurred; and (iii) such restricted period is scheduled to end during or within five trading days prior to a blackout period, in which case the restricted period will end 10 trading days prior to the commencement of such blackout period. For the avoidance of doubt, in the event of a conflict between these early termination provisions, the earliest release date for the maximum number of shares available under the lock-up agreements will apply.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters will agree to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. Certain of the underwriters or their respective affiliates are customers of ours and engage in transactions with us or our affiliates in the ordinary course of business. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Directed Share Program

At our request, the underwriters have reserved up to                     % of the shares offered by this prospectus for sale at the initial public offering price through a directed share program. The number of shares of common stock available for sale to the general public will be reduced to the extent that such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. Other than the underwriting discount described on the front cover of this prospectus, the underwriters will not be entitled to any commission with respect to shares of common stock sold pursuant to the directed share program. We will agree to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of the shares reserved for the directed share program. Morgan Stanley & Co. LLC, an underwriter in this offering, will administer our directed share program.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors to be considered in determining the initial public offering price are our future prospects and those of our industry in general, our sales, earnings, and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each, a Relevant Member State, an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or FSMA) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)

it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Canada

The shares of common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

Shares of our common stock may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation, or document relating to shares of our common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares of our common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares of our common stock may not be circulated or distributed, nor may the shares of our common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, or the SFA, Chapter 289 of Singapore (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where shares of our common stock are subscribed or purchased under Section 275 by a relevant person which is: (i) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (ii) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired shares of our common stock under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer; or (iii) by operation of law.

Solely for purposes of the notification requirements under Section 309B(1)(c) of the SFA, Chapter 289 of Singapore. The shares are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), or the FIEL, has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of common stock.

Accordingly, the shares of common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors, or QII

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred en bloc without subdivision to a single investor.

LEGAL MATTERS

Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California, which has acted as our counsel in connection with this offering, will pass upon the validity of the shares of our common stock being offered by this prospectus. The underwriters have been represented by Davis Polk & Wardwell, LLP, Menlo Park, California.

EXPERTS

The financial statements as of January 31, 2019 and 2020 and for each of the three years in the period ended January 31, 2020 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Jask Labs Inc. as of December 31, 2018 and October 25, 2019 and for the year ended December 31, 2018 and the period ended October 25, 2019 included in this prospectus have been so included in reliance on the report of Armanino LLP, an independent public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have submitted with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an Internet website that contains reports, proxy statements, and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements, and other information with the SEC. We also maintain a website at www.sumologic.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES TO MOST DIRECTLY COMPARABLE GAAP FINANCIAL MEASURES

In addition to our financial information presented in accordance with GAAP, we believe the following non-GAAP financial measures are useful in evaluating our operating performance. We use the following non-GAAP financial measures, collectively, to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that non-GAAP financial measures, when taken together with the corresponding GAAP financial measures, may be helpful to investors because they provide consistency and comparability with past financial performance and meaningful supplemental information regarding our performance by excluding certain items that may not be indicative of our business, results of operations, or outlook. The non-GAAP financial measures are presented for supplemental informational purposes only, have limitations as analytical tools, and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP and may be different from similarly-titled non-GAAP financial measures used by other companies. In addition, other companies, including companies in our industry, may calculate similarly-titled non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison. A reconciliation is provided below for each non-GAAP financial measure to the most directly comparable financial measure calculated in accordance with GAAP. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures, and not to rely on any single financial measure to evaluate our business.

Non-GAAP Gross Profit and Non-GAAP Gross Margin

We define non-GAAP gross profit and non-GAAP gross margin as gross profit and gross margin, respectively, excluding stock-based compensation expense recorded to cost of revenue and amortization of acquired intangible assets. We use non-GAAP gross profit and non-GAAP gross margin in conjunction with GAAP financial measures as part of our overall assessment of our performance, including the preparation of our annual operating budget and quarterly forecasts, to evaluate the effectiveness of our business strategies, and to communicate with our board of directors concerning our financial performance.

	Year Ended January 31,			Six Months Ended July 31,
	2018	2019	2020	2019	2020
	(dollars in thousands)
Non-GAAP gross profit	$45,558	$75,001	$113,306	$52,559	$71,590
Non-GAAP gross margin	67%	72%	73%	75%	74%

The following tables provide a reconciliation of non-GAAP gross profit and non-GAAP gross margin to the most comparable GAAP measures, gross profit and gross margin, respectively, for each of the periods presented:

	Year Ended January 31,			Six Months Ended July 31,
	2018	2019	2020	2019	2020
	(dollars in thousands)
Revenue	$67,828	$103,642	$155,056	$70,232	$96,617

Gross profit	$45,390	$74,632	$110,558	$52,293	$68,078
Add: Stock-based compensation expense	76	52	179	46	101
Add: Amortization of acquired intangible assets	92	317	2,569	220	3,411

Non-GAAP gross profit	$45,558	$75,001	$113,306	$52,559	$71,590

Gross margin	67%	72%	71%	74%	70%
Non-GAAP gross margin	67%	72%	73%	75%	74%

	Three Months Ended
	Oct. 31, 2018	Jan. 31, 2019	Apr. 30, 2019	Jul. 31, 2019	Oct. 31, 2019	Jan. 31, 2020	Apr. 30, 2020	Jul. 31, 2020
	(dollars in thousands)
Revenue	$26,959	$30,357	$32,456	$37,776	$40,513	$44,311	$47,202	$49,415

Gross profit	$19,891	$22,031	$23,627	$28,666	$29,301	$28,964	$32,776	$35,302
Add: Stock-based compensation expense	14	18	21	25	50	83	62	39
Add: Amortization of acquired intangible assets	79	79	79	141	342	2,007	1,705	1,706

Non-GAAP gross profit	$19,984	$22,128	$23,727	$28,832	$29,693	$31,054	$34,543	$37,047

Gross margin	74%	73%	73%	76%	72%	65%	69%	71%
Non-GAAP gross margin	74%	73%	73%	76%	73%	70%	73%	75%

Non-GAAP Operating Loss and Non-GAAP Operating Margin

We define non-GAAP operating loss and non-GAAP operating margin as loss from operations and operating margin, respectively, excluding stock-based compensation expense, amortization of acquired intangible assets, acquisition-related expenses, and impairment of capitalized internal-use software. We use non-GAAP operating loss and non-GAAP operating margin in conjunction with GAAP financial measures as part of our overall assessment of our performance, including the preparation of our annual operating budget and quarterly forecasts, to evaluate the effectiveness of our business strategies, and to communicate with our board of directors concerning our financial performance.

	Year Ended January 31,			Six Months Ended July 31,
	2018	2019	2020	2019	2020
	(dollars in thousands)
Non-GAAP operating loss	$(29,637)	$(41,279)	$(58,798)	$(22,453)	$(22,010)
Non-GAAP operating margin	(44)%	(40)%	(38)%	(32)%	(23)%

The following tables provide a reconciliation of non-GAAP operating loss and non-GAAP operating margin to the most comparable GAAP measures, loss from operations and operating margin, respectively, for each of the periods presented:

	Year Ended January 31,			Six Months Ended July 31,
	2018	2019	2020	2019	2020
	(dollars in thousands)
Revenue	$67,828	$103,642	$155,056	$70,232	$96,617

Loss from operations	$(32,559)	$(48,173)	$(93,095)	$(29,506)	$(35,144)
Add: Stock-based compensation expense	2,830	6,577	22,034	6,833	9,723
Add: Amortization of acquired intangible assets	92	317	2,569	220	3,411
Add: Acquisition-related expenses	—	—	3,005	—	—
Add: Impairment of capitalized internal-use software	—	—	6,689	—	—

Non-GAAP operating loss	$(29,637)	$(41,279)	$(58,798)	$(22,453)	$(22,010)

Operating margin	(48)%	(46)%	(60)%	(42)%	(36)%
Non-GAAP operating margin	(44)%	(40)%	(38)%	(32)%	(23)%

	Three Months Ended
	Oct. 31, 2018	Jan. 31, 2019	Apr. 30, 2019	Jul. 31, 2019	Oct. 31, 2019	Jan. 31, 2020	Apr. 30, 2020	Jul. 31, 2020
	(dollars in thousands)
Revenue	$26,959	$30,357	$32,456	$37,776	$40,513	$44,311	$47,202	$49,415

Loss from operations	$(11,638)	$(12,435)	$(15,312)	$(14,194)	$(29,303)	$(34,286)	$(23,456)	$(11,688)
Add: Stock-based compensation expense	1,463	1,643	3,431	3,402	9,728	5,473	5,067	4,656
Add: Amortization of acquired intangible assets	79	79	79	141	342	2,007	1,705	1,706
Add: Acquisition-related expenses	—	—	—	—	2,626	379	—	—
Add: Impairment of capitalized internal-use software	—	—	—	—	—	6,689	—	—

Non-GAAP operating loss	$(10,096)	$(10,713)	$(11,802)	$(10,651)	$(16,607)	$(19,738)	$(16,684)	$(5,326)

Operating margin	(43)%	(41)%	(47)%	(38)%	(72)%	(77)%	(50)%	(24)%
Non-GAAP operating margin	(37)%	(35)%	(36)%	(28)%	(41)%	(45)%	(35)%	(11)%

Free Cash Flow

We define free cash flow as cash used in operating activities less purchases of property and equipment and capitalized internal-use software. We believe free cash flow is a useful indicator of liquidity that provides our management, board of directors, and investors with information about our future ability to generate or use cash to enhance the strength of our balance sheet and further invest in our business and pursue potential strategic initiatives.

	Year Ended January 31,			Six Months Ended July 31,
	2018	2019	2020	2019	2020
	(in thousands)
Free cash flow	$(8,137)	$(23,671)	$(56,225)	$(19,834)	$(29,055)

The following tables provide a reconciliation of free cash flow to the most comparable GAAP measure, cash used in operating activities, for each of the periods presented:

	Year Ended January 31,			Six Months Ended July 31,
	2018	2019	2020	2019	2020
	(in thousands)
Cash used in operating activities	$(6,528)	$(22,127)	$(48,569)	$(15,542)	$(27,906)
Less: Capital expenditures	(429)	(467)	(2,068)	(1,671)	(190)
Less: Capitalized internal-use software	(1,180)	(1,077)	(5,588)	(2,621)	(959)

Free cash flow	$(8,137)	$(23,671)	$(56,225)	$(19,834)	$(29,055)

Cash used in investing activities	(2,959)	(1,544)	(23,385)	(5,222)	(1,149)
Cash provided by financing activities	74,986	1,654	108,135	108,501	25,717

	Three Months Ended
	Oct. 31, 2018	Jan. 31, 2019	Apr. 30, 2019	Jul. 31, 2019	Oct. 31, 2019	Jan. 31, 2020	Apr. 30, 2020	Jul. 31, 2020
	(dollars in thousands)
Cash used in operating activities	$(4,834)	$(6,026)	$(5,487)	$(10,055)	$(14,223)	$(18,804)	$(11,123)	$(16,783)
Less: Capital expenditures	(15)	(372)	(1,229)	(442)	(278)	(119)	(15)	(175)
Less: Capitalized internal-use software	—	(721)	(1,264)	(1,357)	(1,671)	(1,296)	(471)	(488)

Free cash flow	$(4,849)	$(7,119)	$(7,980)	$(11,854)	$(16,172)	$(20,219)	$(11,609)	$(17,446)

Cash used in investing activities	(15)	(1,093)	(2,493)	(2,729)	(9,279)	(8,884)	(486)	(663)
Cash provided by (used in) financing activities	491	509	1,885	106,616	1,101	(1,467)	24,827	890

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

SUMO LOGIC, INC.

JASK LABS INC.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Page
Sumo Logic, Inc. Unaudited Pro Forma Condensed Combined Statement of Operations	F-72
Sumo Logic, Inc. Notes to Unaudited Pro Forma Condensed Combined Statement of Operations	F-74

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Sumo Logic, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sumo Logic, Inc. and its subsidiaries (the “Company”) as of January 31, 2020 and 2019, and the related consolidated statements of operations, of comprehensive loss, of redeemable convertible preferred stock and stockholders’ deficit, and of cash flows for each of the three years in the period ended January 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Jose, California

April 7, 2020

We have served as the Company’s auditor since 2015.

Sumo Logic, Inc.

Consolidated Balance Sheets

(in thousands, except for per share data)

	As of January 31,		As of July 31, 2020	Pro Forma as of July 31, 2020
	2019	2020
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$65,631	$101,513	$98,117
Accounts receivable	17,238	27,011	29,472
Prepaid expenses	5,041	6,305	3,047
Deferred sales commissions, current	6,983	8,884	9,545
Other current assets	1,128	1,604	1,411

Total current assets	96,021	145,317	141,592
Property and equipment, net	2,888	2,993	3,750
Goodwill	865	50,672	50,672
Acquired intangible assets, net	1,171	17,415	14,004
Deferred sales commissions, noncurrent	12,190	17,479	18,510
Other noncurrent assets	430	3,885	4,960

Total assets	$113,565	$237,761	$233,488

Liabilities, redeemable convertible preferred stock and stockholders’ (deficit) equity
Current liabilities:
Accounts payable	$3,667	$6,151	$5,232
Deferred revenue, current	60,518	85,715	81,132
Accrued expenses and other current liabilities	10,662	20,371	20,880

Total current liabilities	74,847	112,237	107,244
Long-term debt	—	—	24,250
Deferred revenue, noncurrent	5,549	2,970	1,420
Redeemable convertible preferred stock warrant liability	105	270	327	$—
Other noncurrent liabilities	1,433	2,691	4,288

Total liabilities	81,934	118,168	137,529	137,202

Commitments and contingencies (Note 8)
Redeemable convertible preferred stock, $0.0001 par value—54,601, 65,901, and 65,901 shares authorized as of January 31, 2019 and 2020, and July 31, 2020 (unaudited), respectively; 53,776 shares issued and outstanding (liquidation value of $234,543) as of January 31, 2019 and 63,762 shares issued and outstanding (liquidation value of $344,542) as of January 31, 2020 and July 31, 2020 (unaudited); no shares issued and outstanding as of July 31, 2020, pro forma (unaudited)	234,095	340,167	340,167	—
Stockholders’ (deficit) equity:
Common stock, $0.0001 par value—100,000, 122,000, and 122,000 shares authorized as of January 31, 2019 and 2020 and July 31, 2020 (unaudited), respectively; 13,065, 18,984, and 20,128 shares issued and outstanding as of January 31, 2019, 2020, and July 31, 2020 (unaudited), respectively; 83,890 shares issued and outstanding as of July 31, 2020, pro forma (unaudited)	1	2	2	8
Additional paid-in-capital	22,989	97,131	109,261	456,708
Accumulated other comprehensive loss	(97)	(213)	(195)	(195)
Accumulated deficit	(225,357)	(317,494)	(353,276)	(360,235)

Total stockholders’ (deficit) equity	(202,464)	(220,574)	(244,208)	96,286

Total liabilities, redeemable convertible preferred stock and stockholders’ (deficit) equity	$113,565	$237,761	$233,488	$233,488

See Notes to Consolidated Financial Statements

Sumo Logic, Inc.

Consolidated Statements of Operations

(in thousands, except for per share data)

	Year Ended January 31,			Six Months Ended July 31,
	2018	2019	2020	2019	2020
				(unaudited)
Revenue	$67,828	$103,642	$155,056	$70,232	$96,617
Cost of revenue	22,438	29,010	44,498	17,939	28,539

Gross profit	45,390	74,632	110,558	52,293	68,078

Operating expenses:
Research and development	25,261	36,240	52,462	21,365	33,003
Sales and marketing	43,082	72,218	107,239	46,486	53,630
General and administrative	9,606	14,347	37,263	13,948	16,589
Impairment of capitalized internal-use software	—	—	6,689	—	—

Total operating expenses	77,949	122,805	203,653	81,799	103,222

Loss from operations	(32,559)	(48,173)	(93,095)	(29,506)	(35,144)
Interest and other income, net	568	1,096	1,982	885	73
Interest expense	(19)	(105)	(123)	(26)	(364)

Loss before provision for income taxes	(32,010)	(47,182)	(91,236)	(28,647)	(35,435)
Provision for income taxes	425	607	901	355	347

Net loss	$(32,435)	$(47,789)	$(92,137)	$(29,002)	$(35,782)

Net loss per share attributable to common stockholders:
Basic and diluted	$(2.92)	$(3.88)	$(6.18)	$(2.13)	$(1.93)

Weighted-average shares used in computing net loss per share attributable to common stockholders:
Basic and diluted	11,092	12,314	14,907	13,598	18,522

Pro forma net loss per share:
Basic and diluted (unaudited)			$(1.21)		$(0.43)

Weighted-average shares used in computing pro forma net loss per share:
Basic and diluted (unaudited)			76,234		82,284

See Notes to Consolidated Financial Statements

Sumo Logic, Inc.

Consolidated Statements of Comprehensive Loss

(in thousands)

	Year Ended January 31,			Six Months Ended July 31,
	2018	2019	2020	2019	2020
				(unaudited)
Net loss	$(32,435)	$(47,789)	$(92,137)	$(29,002)	$(35,782)
Other comprehensive income (loss):
Foreign currency translation adjustments	269	(241)	(116)	(142)	18

Total comprehensive loss	$(32,166)	$(48,030)	$(92,253)	$(29,144)	$(35,764)

See Notes to Consolidated Financial Statements

Sumo Logic, Inc.

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

(in thousands)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at February 1, 2017	44,587	$159,991	10,696	$1	$9,563	$(125)	$(145,084)	$(135,645)
Issuance of Series F redeemable convertible preferred stock, net of issuance costs of $116	9,189	74,104	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	748	—	895	—	—	895
Vesting of early exercised stock options	—	—	—	—	153	—	—	153
Common stock issued in acquisition	—	—	321	—	850	—	—	850
Holdback shares issued in acquisition	—	—	36	—	—	—	—	—
Repurchases of common stock	—	—	(11)	—	—	—	—	—
Stock-based compensation	—	—	—	—	2,888	—	—	2,888
Foreign currency translation adjustments	—	—	—	—	—	269	—	269
Net loss	—	—	—	—	—	—	(32,435)	(32,435)

Balance at January 31, 2018	53,776	$234,095	11,790	$1	$14,349	$144	$(177,519)	$(163,025)
Cumulative effect upon adoption of ASU 2016-09	—	—	—	—	49	—	(49)	—
Issuance of common stock upon exercise of stock options	—	—	1,275	—	1,804	—	—	1,804
Vesting of early exercised options	—	—	—	—	34	—	—	34
Holdback shares issued in acquisition	—	—	—	—	95	—	—	95
Stock-based compensation	—	—	—	—	6,658	—	—	6,658
Foreign currency translation adjustments	—	—	—	—	—	(241)	—	(241)
Net loss	—	—	—	—	—	—	(47,789)	(47,789)

Balance at January 31, 2019	53,776	$234,095	13,065	$1	$22,989	$(97)	$(225,357)	$(202,464)
Issuance of common stock upon exercise of stock options	—	—	1,788	—	2,922	—	—	2,922
Issuance of common stock upon early exercise of stock options	—	—	349	—	—	—	—	—
Vesting of early exercised stock options	—	—	—	—	733	—	—	733
Common stock issued and awards assumed in connection with acquisitions	—	—	3,782	1	47,922	—	—	47,923
Issuance of Series G redeemable convertible preferred stock, net of issuance costs of $3,927	9,986	106,072	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	22,565	—	—	22,565
Foreign currency translation adjustments	—	—	—	—	—	(116)	—	(116)
Net loss	—	—	—	—	—	—	(92,137)	(92,137)

Balance at January 31, 2020	63,762	$340,167	18,984	$2	$97,131	$(213)	$(317,494)	$(220,574)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at January 31, 2019	53,776	$234,095	13,065	$1	$22,989	$(97)	$(225,357)	$(202,464)
Issuance of common stock upon exercise of stock options (unaudited)	—	—	876	—	1,269	—	—	1,269
Issuance of common stock upon early exercise of stock options (unaudited)	—	—	349	—	—	—	—	—
Vesting of early exercised stock options (unaudited)	—	—	—	—	83	—	—	83
Issuance of Series G redeemable convertible preferred stock, net issuance of costs of $3,927 (unaudited)	9,986	106,072	—	—	—	—	—	—
Stock-based compensation (unaudited)	—	—	—	—	7,056	—	—	7,056
Foreign currency translation adjustments (unaudited)	—	—	—	—	—	(142)	—	(142)
Net loss (unaudited)	—	—	—	—	—	—	(29,002)	(29,002)

Balance at July 31, 2019 (unaudited)	63,762	$340,167	14,290	$1	$31,397	$(239)	$(254,359)	$(223,200)

Balance at January 31, 2020	63,762	$340,167	18,984	$2	$97,131	$(213)	$(317,494)	$(220,574)
Issuance of common stock upon exercise of stock options (unaudited)	—	—	921	—	2,123	—	—	2,123
Vesting of early exercised stock options (unaudited)	—	—	—	—	98	—	—	98
Common stock issued in connection with acquisitions (unaudited)	—	—	223	—	—	—	—	—
Stock-based compensation (unaudited)	—	—	—	—	9,909	—	—	9,909
Foreign currency translation adjustments (unaudited)	—	—	—	—	—	18		18
Net loss (unaudited)	—	—	—	—	—	—	(35,782)	(35,782)

Balance at July 31, 2020 (unaudited)	63,762	$340,167	20,128	$2	$109,261	$(195)	$(353,276)	$(244,208)

See Notes to Consolidated Financial Statements

Sumo Logic, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended January 31,			Six Months Ended July 31,
	2018	2019	2020	2019	2020
				(unaudited)
Cash flows from operating activities
Net loss	$(32,435)	$(47,789)	$(92,137)	$(29,002)	$(35,782)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,124	2,013	4,345	1,236	4,072
Amortization of deferred sales commissions	4,842	7,016	8,775	4,181	5,214
Stock-based compensation, net of amounts capitalized	2,830	6,577	22,034	6,833	9,723
Impairment of capitalized internal-use software	—	—	6,689	—	—
Other	185	262	592	80	82
Changes in operating assets and liabilities, net of impact of acquisition:
Accounts receivable	(4,991)	372	(9,352)	(1,087)	(2,461)
Prepaid expenses	7,676	(776)	(945)	700	3,258
Other assets	(692)	(483)	(94)	(30)	180
Deferred sales commissions	(7,701)	(10,658)	(16,093)	(6,638)	(6,918)
Accounts payable	4,163	(1,423)	732	1,547	(992)
Accrued expenses and other current liabilities	427	1,421	6,492	(215)	170
Deferred revenue	16,604	21,114	19,907	6,377	(6,133)
Other noncurrent liabilities	440	227	486	476	1,681

Net cash used in operating activities	(6,528)	(22,127)	(48,569)	(15,542)	(27,906)

Cash flows from investing activities
Purchases of property and equipment	(429)	(467)	(2,068)	(1,671)	(190)
Capitalized internal-use software costs	(1,180)	(1,077)	(5,588)	(2,621)	(959)
Cash paid for acquisitions, net of cash and restricted cash acquired	(1,350)	—	(15,729)	(930)	—

Net cash used in investing activities	(2,959)	(1,544)	(23,385)	(5,222)	(1,149)

Cash flows from financing activities
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs	74,104	—	106,072	106,072	—
Proceeds from borrowings	—	—	—	—	24,250
Payments of deferred offering costs	—	—	(2,018)	—	(556)
Proceeds from exercise of common stock options	895	1,804	4,081	2,429	2,123
Cash paid for holdback consideration in connection with acquisition	—	(150)	—	—	(100)
Cash paid for repurchases of common stock	(13)	—	—	—	—

Net cash provided by financing activities	74,986	1,654	108,135	108,501	25,717

Effect of exchange rate changes on cash and cash equivalents	133	(205)	(39)	(66)	(58)

Change in cash and cash equivalents and restricted cash	65,632	(22,222)	36,142	87,671	(3,396)
Cash and cash equivalents and restricted cash:
Beginning of period	22,261	87,893	65,671	65,671	101,813

End of period	$87,893	$65,671	$101,813	$153,342	$98,417

Supplemental disclosures of cash flow information
Cash paid for income taxes	$219	$317	$648	$216	$506
Cash paid for interest	$—	$—	$12	$7	$449
Supplemental non-cash investing and financing information
Vesting of early exercised options	$153	$34	$733	$83	$98
Common stock and assumed awards issued as consideration for acquisitions	$850	$95	$47,923	$—	$—
Stock-based compensation capitalized as internal-use software costs	$58	$81	$531	$223	$186
Issuance of redeemable convertible preferred stock warrants	$40	$—	$71	$—	$—
Deferred offering costs accrued but not yet paid	$—	$—	$1,266	$—	$1,714
Property and equipment accrued but not yet paid	$—	$—	$—	$—	$61
Reconciliation of cash, cash equivalents, and restricted cash to consolidated balance sheets
Cash and cash equivalents	$87,715	$65,631	$101,513	$153,302	$98,117
Restricted cash included in other current assets	178	40	300	40	300

Total cash, cash equivalents, and restricted cash	$87,893	$65,671	$101,813	$153,342	$98,417

See Notes to Consolidated Financial Statements

Sumo Logic, Inc.

Notes to Consolidated Financial Statements

1. Description of Business and Basis of Presentation

Organization and Nature of Operations

Sumo Logic, Inc. (the “Company”) was incorporated in Delaware in March 2010. The Company provides, on a cloud-native software-as-a-service (“SaaS”) delivery model, a software platform that enables organizations of all sizes to address the challenges and opportunities presented by digital transformation, modern applications, and cloud computing. The platform enables organizations to automate the collection, ingestion, and analysis of application, infrastructure, security, and IoT data to derive actionable insights.

Basis of Presentation and Principles of Consolidation

The Company’s consolidated financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The Company’s consolidated financial statements and accompanying notes include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Fiscal Year

The Company’s fiscal year ends on January 31. Unless otherwise stated, references to year in these consolidated financial statements relate to the above described fiscal year rather than calendar year.

Unaudited Interim Consolidated Financial Information

The accompanying interim consolidated balance sheet as of July 31, 2020 and the interim consolidated statements of operations, comprehensive loss, cash flows, and redeemable convertible preferred stock and stockholders’ deficit for the six months ended July 31, 2019 and 2020 and the related notes to such interim consolidated financial statements are unaudited. These unaudited interim consolidated financial statements are presented in accordance with the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) and do not include all disclosures normally required in annual consolidated financial statements prepared in accordance with GAAP. In management’s opinion, the unaudited interim consolidated financial statements have been prepared on the same basis as the annual financial statements and reflect all adjustments, which include only normal recurring adjustments necessary for the fair statement of the Company’s financial position as of July 31, 2020 and the Company’s consolidated results of operations and cash flows for the six months ended July 31, 2019 and 2020. The results of operations for the six months ended July 31, 2020 are not necessarily indicative of the results to be expected for the full year or any other future interim or annual period.

Unaudited Pro Forma Balance Sheet and Pro Forma Net Loss Per Share

The unaudited pro forma balance sheet information as of July 31, 2020 has been prepared assuming the automatic conversion of all outstanding shares of redeemable convertible preferred stock into 63,761,950 shares of common stock immediately upon the closing of a qualified initial public offering (“IPO”) (see Note 10). The unaudited pro forma balance sheet also assumes the conversion of outstanding warrants to purchase shares of redeemable convertible preferred stock into warrants to purchase common stock and the resulting reclassification of the redeemable convertible preferred stock warrant liability to additional paid-in capital immediately upon the closing of a qualified IPO. The unaudited pro forma balance sheet information also reflects an adjustment to accumulated deficit and additional paid-in capital of $7.0 million of stock-based compensation relating to the Company’s restricted stock units (“RSUs”), as described in the following two paragraphs. The shares of common stock issuable and the proceeds expected to be received in an IPO are excluded from such pro forma information.

Sumo Logic, Inc.

Notes to Consolidated Financial Statements—(Continued)

During the six months ended July 31, 2020, the Company began issuing RSUs to certain employees and directors under the 2010 Plan. These RSUs are subject to service-based and performance-based vesting conditions. The service-based vesting condition is generally satisfied over four years, while the performance-based vesting conditions are satisfied upon the occurrence of (a) a liquidity event, defined as the earlier of (i) the first quarterly vesting date following the expiration of the market stand-off provision following the effective date of a registration statement for an IPO and (ii) the date of a “change in control”, and, in certain cases, (b) upon the achievement of certain other performance metrics, all subject to continued service. None of the RSUs vest unless the performance-based vesting conditions are satisfied. The performance-based vesting conditions, including the liquidity event, are not deemed probable of occurring as of July 31, 2020, thus no stock-based compensation has been recognized.

The liquidity event is considered probable upon the occurrence of the Company’s IPO, at which point the Company will record cumulative stock-based compensation expense using the accelerated attribution method. The remaining unrecognized stock-based compensation expense related to the RSUs will be recognized over the remaining requisite service period. Accordingly, the unaudited pro forma balance sheet information as of July 31, 2020 gives effect to stock-based compensation expense of $7.0 million associated with these RSUs. This pro forma adjustment is reflected as an increase to additional paid-in capital and accumulated deficit. No RSUs have been included in the unaudited pro forma balance sheet disclosure of shares outstanding as the settlement of these shares will take place subsequent to the IPO. RSU holders will generally incur taxable income based upon the fair value of the shares on the date they are settled. Payroll tax expenses and other withholding obligations have not been included in the pro forma adjustments as the Company is required to withhold taxes on such value at applicable minimum statutory rates on the settlement date. As of July 31, 2020, the Company is unable to quantify these obligations and will remain unable to quantify them until the settlement of the RSUs, as the withholding obligations will be based on the fair value of the shares on the settlement date.

Unaudited pro forma basic and diluted net loss per share is computed to give effect to the automatic conversion of all shares of the Company’s outstanding redeemable convertible preferred stock into shares of common stock in connection with the IPO. The Company used the if-converted method as though the conversion had occurred as of the beginning of the period or the original date of issuance, if later. The numerator in the unaudited pro forma net loss per share calculation has been adjusted to remove gains or losses resulting from the remeasurement of the redeemable convertible preferred stock warrant liability as the warrants will be converted into warrants to purchase common stock and the related redeemable convertible preferred stock warrant liability will be reclassified to additional paid-in capital.

Stock-based compensation expense associated with the RSUs discussed above is excluded from the pro forma net loss per share presentation as it is not expected to have a recurring impact on the Company’s financial statements. The pro forma share amounts exclude shares issuable for the RSUs granted as the vesting is contingent upon continued employment through the expiration of the market stand-off provision described above.

Liquidity and Capital Resources

The Company has incurred losses and generated negative cash flows from operations for the last several years, including the years ended January 31, 2018, 2019, and 2020, and the six months ended July 31, 2019 and 2020 (unaudited). As of January 31, 2020 and July 31, 2020 (unaudited), the Company had an accumulated deficit of $317.5 million and $353.3 million, respectively. The Company has financed its operations through subscription revenue from customers accessing its cloud-based platform, and as of January 31, 2020 and July 31, 2020 (unaudited), the Company has completed several rounds of venture capital financing with net proceeds totaling $340.2 million. As of July 31, 2020 (unaudited), the Company had borrowed $24.3 million under its revolving line of credit facility.

Sumo Logic, Inc.

Notes to Consolidated Financial Statements—(Continued)

As of January 31, 2019 and 2020 and July 31, 2020 (unaudited), the Company had $65.6 million, $101.5 million, and $98.1 million in cash and cash equivalents, respectively. The Company believes its existing cash and cash equivalents and cash provided by sales of its service offerings will be sufficient to meet its projected operating requirements for at least 12 months from the date of issuance of these consolidated financial statements. As a result of the Company’s revenue growth plans, both domestically and internationally, the Company expects that losses and negative cash flows from operations may continue in the foreseeable future.

2. Summary of Significant Accounting Policies

Segment Information

The Company operates as one operating and reportable segment. The Company’s chief operating decision maker is its chief executive officer, who reviews financial information presented on a consolidated basis for purposes of making operating decisions, assessing financial performance, and allocating resources.

Use of Estimates and Judgments

The preparation of the Company’s consolidated financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, as of the date of the financial statements, and the reported amounts of income and expenses during the reporting period. These estimates are based on information available as of the date of the financial statements and may involve subjective or significant judgment by the Company; therefore, actual results could differ from the Company’s estimates. The Company’s accounting policies that involve judgment include revenue recognition, period of benefit for deferred sales commissions, assumptions used for estimating the fair value of common stock to calculate stock-based compensation, capitalization of internal-use software costs, valuation of goodwill and intangible assets, certain accrued liabilities, and valuation allowances associated with income taxes.

The worldwide spread of COVID-19 is expected to result in a global slowdown of economic activity, which is likely to decrease demand for a broad variety of goods and services, while also disrupting sales channels and marketing activities for an unknown period of time until the disease is contained. The extent to which COVID-19 may impact the Company’s financial condition, results of operations, or liquidity is uncertain, and as of the date of issuance of these financial statements, the Company is not aware of any specific event or circumstance that would require an update to its estimates or judgments or an adjustment to the carrying value of the Company’s assets or liabilities. These estimates may change, as new events occur and additional information is obtained, which will be recognized in the consolidated financial statements as soon as they become known. Actual results could differ from those estimates, and any such differences may be material to the Company’s financial statements.

COVID-19 (unaudited)

While the duration and extent of the COVID-19 pandemic depends on future developments that cannot be accurately predicted at this time, such as the extent and effectiveness of containment actions, it has already had an adverse effect on the global economy and the lasting effects of the pandemic continue to be unknown. The Company may experience customer losses, including due to bankruptcy or customers ceasing operations, which may result in delays in collections or an inability to collect accounts receivable from these customers. The extent to which COVID-19 may continue to impact the Company’s financial condition, results of operations, or liquidity continues to remain uncertain, and as of the date of issuance of these financial statements, the Company is not aware of any specific event or circumstance that would require an update to its estimates or judgments or an adjustment to the carrying value of the Company’s assets or liabilities. These estimates may change, as new

Sumo Logic, Inc.

Notes to Consolidated Financial Statements—(Continued)

events occur and additional information is obtained, which will be recognized in the consolidated financial statements as soon as they become known. Actual results could differ from those estimates, and any such differences may be material to the Company’s financial statements.

In May 2020, as part of the Company’s efforts to respond to the COVID-19 pandemic and ensure longer-term financial stability, the Company initiated cost reduction measures, including a headcount reduction. The headcount reduction resulted in $1.2 million of severance and benefits expense and $0.1 million in stock-based compensation expense for the six months ended July 31, 2020.

Revenue Recognition

The Company elected to early adopt Accounting Standards Codification Topic 606 (“ASC 606”), Revenue from Contracts with Customers, effective February 1, 2018, using the full retrospective transition method. As such, the consolidated financial statements present revenue in accordance with ASC 606 for the periods presented.

In accordance with ASC 606, revenue is recognized when a customer obtains control of promised services. The amount of revenue recognized reflects the consideration the Company expects to be entitled to receive in exchange for these services. The Company determines revenue recognition through the following steps:

1. Identification of the contract, or contracts, with the customer

The Company considers the terms and conditions of the contract and its customary business practices in identifying contracts under ASC 606. The Company determines it has a contract with a customer when the contract is fully approved by both parties, it can identify each party’s rights regarding the services to be transferred, it can identify the payment terms for the services, and it has determined the customer has the ability and intent to pay and the contract has commercial substance. At contract inception, the Company evaluates whether two or more contracts should be combined and accounted for as a single contract and whether the combined or single contract includes more than one performance obligation. The Company applies judgment in determining the customer’s ability and intent to pay, which is based on a variety of factors, including the customer’s historical payment experience or, in the case of a new customer, credit and financial information pertaining to the customer.

2. Identification of the performance obligations in the contract

Performance obligations promised in a contract are identified based on the services and the products that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the service either on its own or together with other resources that are readily available from third parties or the Company, and are distinct in the context of the contract, whereby the transfer of the services and the products is separately identifiable from other promises in the contract. The Company’s performance obligations consist of subscription and support services.

3. Determination of the transaction price

The transaction price is determined based on the consideration to which the Company expects to be entitled in exchange for transferring services to the customer. Variable consideration is included in the transaction price if, in the Company’s judgment, it is probable that a significant future reversal of cumulative revenue under the contract will not occur. The Company’s policy is to exclude sales and other indirect taxes when measuring the transaction price. None of the Company’s contracts contain a significant financing component.

4. Allocation of the transaction price to the performance obligation in the contract

If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations require an allocation of the

Sumo Logic, Inc.

Notes to Consolidated Financial Statements—(Continued)

transaction price to each performance obligation based on a relative standalone selling price (“SSP”). The Company determines the SSP based on an observable standalone selling price when it is available, as well as other factors, including the price charged to customers, its discounting practices, and the Company’s overall pricing objectives, while maximizing observable inputs.

5. Recognition of the revenue when, or as, the Company satisfies a performance obligation

Revenue is recognized at the time the related performance obligation is satisfied by transferring the control of the promised service to a customer. Revenue is recognized in an amount that reflects the consideration that the Company expects to receive in exchange for those services. The Company generates all its revenue from contracts with customers.

The Company generates revenue from subscriptions to customers that enable them to access the Company’s cloud-based platform. Subscription arrangements with customers do not provide the customer with the right to take possession of the Company’s software at any time. Instead, customers are granted continuous access to the platform over the contractual period. A time-elapsed method is used to measure progress as control is transferred evenly over the contractual period. Accordingly, the fixed consideration related to subscription fees is generally recognized on a straight-line basis over the contract term, commencing on the date the service is made available to the customer and all other revenue recognition criteria have been met. For contracts with escalating fees related to increased volume of data over the contract term, revenue is recognized in line with the escalating fees.

The typical subscription term is one to three years. Most of the contracts are non-cancelable over the contractual term. Customers typically have the right to terminate their contracts for cause if the Company fails to perform in accordance with the contractual terms. Some arrangements contain options to purchase additional subscription services at a stated price and are evaluated on a case-by-case basis but generally do not provide a material right as they are priced at or above the Company’s SSP and would not result in a separate performance obligation.

The Company allocates revenue to each performance obligation based on its relative standalone selling price and generally determines standalone selling prices based on a range of actual prices charged to customers.

Accounts Receivable and Related Allowance

Accounts receivable consist of amounts billed and currently due from customers. The Company’s accounts receivable are subject to collection risk. Gross accounts receivable is adjusted for estimated losses resulting from the inability of the Company’s customers to fulfill their payment obligations. The Company periodically reviews factors such as past collection experience, specific allowances for known troubled accounts and other currently available evidence to determine the best estimate of probable losses inherent in the receivables. There was no allowance for doubtful accounts for the Company’s accounts receivable as of January 31, 2019 or 2020 or as of July 31, 2020 (unaudited).

Deferred Revenue

Deferred revenue consists of non-cancelable customer billings, or payments received in advance of revenue recognition. The Company generally invoices its customers in monthly, quarterly, or annual installments. Accordingly, the deferred revenue balance does not represent the total contract value of annual or multi-year, non-cancelable subscription arrangements. Deferred revenue that will be recognized within the next twelve months is recorded as current deferred revenue, and the remaining portion is recorded as noncurrent.

Sumo Logic, Inc.

Notes to Consolidated Financial Statements—(Continued)

Deferred Sales Commissions

The Company capitalizes certain sales commissions, including related payroll taxes, earned by the Company’s sales force, which are considered to be incremental costs that would not be incurred absent the contract, and recoverable costs of acquiring a contract with a customer.

Commissions earned on the initial acquisition of a contract are amortized over a period of benefit of five years on a straight-line basis. The period of benefit is estimated by considering factors such as the expected life of the Company’s subscription contracts, historical customer attrition rates, technological life of the Company’s platform, the impact of competition in its industry, as well as other factors. Commissions for renewals are considered not commensurate with the commission paid for the acquisition of the initial contract and are therefore amortized over the contractual term of the contract, consistent with the pattern of revenue recognition for each performance obligation. The Company capitalized $7.7 million, $10.7 million, $16.1 million, $6.6 million, and $6.9 million in sales commissions during the years ended January 31, 2018, 2019, and 2020, and the six months ended July 31, 2019 and 2020 (unaudited), respectively. Amortized costs are included in sales and marketing expense in the accompanying consolidated statements of operations and were $4.8 million, $7.0 million, $8.8 million, $4.2 million, and $5.2 million for the years ended January 31, 2018, 2019, and 2020, and the six months ended July 31, 2019 and 2020 (unaudited), respectively. There was no impairment loss in relation to deferred sales commissions for the years ended January 31, 2018, 2019, or 2020, or the six months ended July 31, 2020 (unaudited). Sales commissions that will be amortized within the next twelve months are included in deferred sales commissions, current, on the consolidated balance sheets. Any sales commissions that will be amortized in any period subsequent to the next twelve months are included in deferred sales commissions, noncurrent, on the consolidated balance sheets.

Concentrations of Risk and Significant Customers

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. Although the Company deposits its cash with high-quality credit rated financial institutions, the deposits, at times, may exceed federally insured limits. The Company has not experienced any losses on its deposits of cash and cash equivalents. Cash equivalents consist of money market funds which are invested through financial institutions in the United States. Management believes that the institutions are financially stable and, accordingly, minimal credit risk exists.

No customer individually accounted for 10% or more of the Company’s revenues for the years ended January 31, 2018, 2019, or 2020, or the six months ended July 31, 2019 or 2020 (unaudited). As of January 31, 2019, one customer accounted for 17% of total accounts receivable. As of January 31, 2020 and July 31, 2020 (unaudited), no individual customer accounted for 10% or more of total accounts receivable. The Company performs ongoing credit evaluations of its customers and maintain allowances for potential credit losses on customers’ accounts when deemed necessary.

Sumo Logic, Inc.

Notes to Consolidated Financial Statements—(Continued)

Revenue and Long-Lived Assets by Geographic Area

The following table presents the Company’s revenue by geographic region, based on the billing address of the customer, for the periods indicated (in thousands):

	Year Ended January 31,			Six Months Ended July 31,
	2018	2019	2020	2019	2020
				(unaudited)
United States	$57,245	$87,043	$130,713	$58,914	$81,012
International	10,583	16,599	24,343	11,318	15,605

Total revenue	$67,828	$103,642	$155,056	$70,232	$96,617

No individual foreign country contributed 10% or more of revenue for the years ended January 31, 2018, 2019, or 2020, or the six months ended July 31, 2019 or 2020 (unaudited).

The following table presents the Company’s long-lived assets by geographic region for the periods indicated (in thousands):

	As of January 31,		As of July 31,
	2019	2020	2020
			(unaudited)
United States	$2,535	$1,970	$2,846
International	353	1,023	904

Total long-lived assets	$2,888	$2,993	$3,750

Foreign Currency Transactions

The functional currency of the Company’s foreign subsidiaries is the respective local currency. All assets and liabilities accounts of the Company’s foreign subsidiaries are translated into U.S. dollars using the exchange rate on the balance sheet date. Adjustments resulting from translating foreign functional currency financial statements into U.S. dollars are recorded as a separate component on the consolidated statements of comprehensive loss. Equity transactions are translated using historical exchange rates. Expenses are translated using the average exchange rate during the year. Foreign currency transaction gains and losses are included in interest and other income, net in the Company’s consolidated statements of operations. The Company incurred $(0.1) million, less than $(0.1) million, $(0.3) million, $(0.1) million, and $(0.1) million in foreign currency transaction gains (losses) for the years ended January 31, 2018, 2019, and 2020, and the six months ended July 31, 2019 and 2020 (unaudited), respectively.

Cash and Cash Equivalents

The Company’s cash and cash equivalents consist primarily of cash deposits and money market funds. The Company considers all highly liquid investments purchased with maturities of three months or less at the date of purchase to be cash equivalents.

Deferred Offering Costs

Deferred offering costs consist primarily of accounting, legal, and other fees related to the Company’s proposed IPO. The deferred offering costs will be recorded against IPO proceeds upon the consummation of the

Sumo Logic, Inc.

Notes to Consolidated Financial Statements—(Continued)

IPO. In the event the IPO is abandoned, deferred offering costs will be expensed in the period the IPO is abandoned. There were no deferred offering costs as of January 31, 2019. Deferred offering costs totaled $3.3 million as of January 31, 2020 and $4.3 million as of July 31, 2020 (unaudited) and were recorded in other assets on the consolidated balance sheets.

Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation. Depreciation expense is computed using the straight-line method over the estimated useful lives of the assets, generally three years. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. Costs of maintenance and repairs that do not improve or extend the lives of the respective assets are expensed as incurred. Upon retirement or sale, the cost and related accumulated depreciation and amortization are removed from the Company’s consolidated balance sheet and the resulting gain or loss is reflected in the Company’s consolidated statement of operations.

The following table presents the estimated useful lives of the Company’s property and equipment:

Useful Life
Computer and hardware equipment	3 years
Furniture and fixtures	3 years
Leasehold improvements	Shorter of lease term or estimated useful life
Capitalized internal-use software	3 years

Capitalized Internal-Use Software Costs

The Company capitalizes certain costs related to its enterprise cloud computing services and certain projects for internal use incurred during the application development stage. Costs related to preliminary project activities and post-implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life.

The Company capitalized $1.2 million, $1.2 million, $6.1 million, $2.8 million, and $1.1 million of internal-use software costs during the years ended January 31, 2018, 2019, and 2020, and the six months ended July 31, 2019 and 2020 (unaudited), respectively. Amortization of internal-use software costs included in cost of revenue in the consolidated statements of operations was $1.5 million, $1.3 million, $0.9 million, $0.6 million, and $0.3 million during the years ended January 31, 2018, 2019, and 2020, and the six months ended July 31, 2019 and 2020 (unaudited), respectively. As of January 31, 2019 and 2020 and July 31, 2020 (unaudited), the Company included capitalized internal-use software costs of $2.4 million, $0.9 million, and $1.8 million within property and equipment, net, respectively.

Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. There were no impairments to capitalized internal-use software costs during the years ended January 31, 2018 or 2019 or the six months ended July 31, 2020 (unaudited). Refer to Note 5 for the impairment charge recorded during the year ended January 31, 2020.

Goodwill and Other Acquired Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in connection with business combinations accounted for using the acquisition method of accounting. The Company has one

Sumo Logic, Inc.

Notes to Consolidated Financial Statements—(Continued)

reporting unit and performs such testing of goodwill in the fourth quarter of each year, or as events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. These triggering events that may indicate impairment include, but are not limited to, a significant adverse change in customer demand or business climate that could affect the value of goodwill or a significant decrease in expected cash flows. The Company’s test for goodwill impairment starts with a qualitative assessment to determine whether it is necessary to perform the quantitative goodwill impairment test. If the Company determines, based on the qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, then a quantitative goodwill impairment test is required. There was no impairment of goodwill recorded for the years ended January 31, 2018, 2019, or 2020, or the six months ended July 31, 2020 (unaudited).

Intangible assets consist of identifiable intangible assets, primarily developed technology, resulting from the Company’s acquisitions. Acquired intangible assets are recorded at cost, net of accumulated amortization. Intangible assets are amortized on a straight-line basis over their estimated useful lives. Amortization costs are included in cost of revenue within the consolidated statements of operations. Long-lived assets, including intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. There was no impairment of intangible assets recorded for the years ended January 31, 2018, 2019, or 2020, or the six months ended July 31, 2020 (unaudited).

Other Non-Current Assets

Other assets include deposits for facilities under operating leases and other miscellaneous non-current assets.

Business Combinations

The Company accounts for its acquisitions using the acquisition method of accounting. The Company allocates the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired, based on their estimated fair values. The excess of the fair value of purchase consideration over the values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair value of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain identifiable assets include, but are not limited to, reproduction costs, expected long-term market growth, future expected operating expenses, cost build-up to support obligations, and appropriate discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. Acquisition costs, such as legal and consulting fees, are expensed as incurred. During the measurement period, the Company may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded in the consolidated statement of operations. See Note 6 for additional information regarding the Company’s acquisitions.

Deferred Rent

The Company leases real estate facilities under operating leases. For leases that contain rent escalation or rent concession provisions, the Company records the total rent expense during the lease term on a straight-line basis over the term of the lease. The Company records the difference between the rent paid and the straight-line rent expense as a deferred rent liability within accrued expenses and other current liabilities and other noncurrent liabilities on the accompanying consolidated balance sheets.

Sumo Logic, Inc.

Notes to Consolidated Financial Statements—(Continued)

Redeemable Convertible Preferred Stock Warrant Liability

The Company’s redeemable convertible preferred stock warrants require liability classification and accounting as the underlying preferred stock is considered redeemable, as discussed in Note 10. At initial recognition, the warrants are recorded at their estimated fair value. The warrants are subject to remeasurement at each balance sheet date, with changes in fair value recognized as a component of interest and other income, net. The Company will continue to adjust the redeemable convertible preferred stock warrant liability for changes in the fair value until the earlier of the expiration or exercise of the warrants, or upon their automatic conversion into warrants to purchase common stock in connection with a qualified IPO such that they qualify for equity classification and no further remeasurement is required.

Cost of Revenue

Cost of revenue includes all direct costs to deliver and support the Company’s platform, including personnel and related costs, third-party hosting fees related to the Company’s cloud platform, amortization of internal-use software and acquired developed technology, as well as allocated facilities and IT costs. These costs are expensed as incurred.

Research and Development Expense

The Company’s costs related to research, design, maintenance, and minor enhancements of the Company’s platform are expensed as incurred. These costs consist primarily of personnel and related expenses, including allocated overhead costs, contractor and consulting fees related to the design, development, testing, and enhancements of the Company’s platform, and software, hardware, and cloud infrastructure fees for staging and development related to research and development activities necessary to support growth in the Company’s employee base and in the adoption of its platform.

Advertising and Promotion Costs

Costs related to advertising and promotions of the Company’s service offerings are charged to sales and marketing expense as incurred. The Company incurred $3.3 million, $5.8 million, $9.5 million, $4.4 million, and $4.6 million in advertising and promotion expenses for the years ended January 31, 2018, 2019, and 2020, and the six months ended July 31, 2019 and 2020 (unaudited), respectively.

Stock-Based Compensation

The Company measures and recognizes compensation expense for all stock-based payment awards, including stock options granted to employees, directors, and non-employees based on the estimated fair values on the date of the grant.

The fair value of options granted is estimated on the grant date using the Black-Scholes option pricing model. This pricing model for stock-based compensation expense requires the Company to make assumptions and judgments about the variable inputs used in the Black-Scholes model.

Determination of all of these assumptions involves the Company’s best estimates at that time, which impact the fair value of the option calculated under the Black-Scholes methodology, and ultimately the expense that will be recognized over the life of the option. See Note 11 for the inputs and assumptions used to determine the fair value of options granted in each year presented.

Sumo Logic, Inc.

Notes to Consolidated Financial Statements—(Continued)

The Company recognizes stock-based compensation expense for its RSUs on an accelerated attribution method as the RSUs are subject to service-based and performance-based vesting conditions, which include a liquidity event condition, and in certain cases, the achievement of certain other performance metrics. None of the RSUs vest unless the liquidity event condition is satisfied. The performance based-vesting conditions, including the liquidity event, are not deemed probable of occurring as of July 31, 2020 (unaudited); thus, no stock-based compensation expense has been recognized. The liquidity event is considered probable upon the occurrence of the Company’s IPO, at which point the Company will record cumulative stock-based compensation expense using the accelerated attribution method. The remaining unrecognized stock-based compensation expense related to the RSUs will be recognized over the remaining requisite service period.

The Company recognizes stock-based compensation expense for its service-based stock-based awards granted to its employees and directors on a straight-line basis over the service period, net of actual forfeitures. Stock options granted to non-employees are recorded at their fair value on the measurement date and are subject to periodic adjustments as such options vest and at the end of each reporting period, and the resulting change in value, if any, is recognized in its consolidated statements during the period the related services are rendered. The Company also has certain options that have performance-based vesting conditions; stock-based compensation expense for such awards is recognized using an accelerated attribution method from the time the vesting condition is probable through the time the vesting condition has been achieved.

Additionally, the Company reviews any transfers of its common stock to evaluate the extent to which the respective transactions represented a fair value exchange and to determine if any compensation expense should be recorded. Factors considered include transaction volume, timing, whether the transactions occurred among willing and unrelated parties, and whether the transactions involved new or existing investors with access to the Company’s financial information.

Adoption of ASU 2018-07 (unaudited)

On February 1, 2020, the Company adopted Accounting Standard Update (“ASU”) No. 2018-07, Compensation—Stock Compensation (Topic 718) Improvements to Nonemployee Share-Based Payment Accounting, which aligns the accounting for employee and non-employee awards by requiring a company to apply the requirements of Topic 718 to nonemployee awards except for specific guidance on inputs to an option pricing model and the attribution of cost (that is, the period of time over which share-based payment awards vest and the pattern of cost recognition over that period). As of February 1, 2020, the awards issued to non-employees are no longer subject to periodic adjustments as such awards vest at the end of each reporting period.

Income Taxes

The Company records income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s consolidated financial statements or income tax returns.

The Company recognizes deferred tax assets to the extent that the Company believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize deferred tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

Sumo Logic, Inc.

Notes to Consolidated Financial Statements—(Continued)

The Company operates in various tax jurisdictions and is subject to audit by various tax authorities. The Company provides for tax contingencies whenever it is deemed more likely than not that a tax asset has been impaired, or a tax liability has been incurred for events such as tax claims or changes in tax laws. Tax contingencies are based upon their technical merits, applicable tax law, and the specific facts and circumstances as of each reporting period. Changes in facts and circumstances could result in material changes to the amounts recorded for such tax contingencies.

The Company records uncertain tax positions on the basis of a two-step process whereby (1) a determination is made as to whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position, and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is greater than 50% likely to be realized upon ultimate settlement with the related tax authority.

Other Comprehensive Income (Loss)

Other comprehensive income (loss) includes amounts recorded in equity that are not the result of transactions with stockholders. The changes in other comprehensive income (loss) are a result of translation gains and losses for the Company’s foreign subsidiaries assets, liabilities, revenue, and expenses. The Company recorded foreign currency translation gains (losses) of $0.3 million, $(0.2) million, $(0.1) million, $(0.1) million, and less than $0.1 million for the years ended January 31, 2018, 2019, and 2020, and the six months ended July 31, 2019 and 2020 (unaudited), respectively.

Net Loss per Share

Basic net loss per share is computed by dividing net loss by the weighted-average number of shares of common stock outstanding during the period, less any shares subject to repurchase. Diluted net loss per share is computed by dividing net loss by the weighted-average number of shares of common stock outstanding during the period giving effect to all potentially dilutive securities to the extent they are dilutive. Basic and diluted net loss attributable to common stockholders per share is presented in conformity with the two-class method required for participating securities as the redeemable convertible preferred stock is considered a participating security because it participates in dividends with common stock. The Company also considers the shares issued upon the early exercise of stock options subject to repurchase to be participating securities, because holders of such shares have non-forfeitable dividend rights in the event a dividend is paid on common stock. In addition, shares that are contingently issuable are excluded from the computation of basic earnings per share. The holders of all series of redeemable convertible preferred stock and the holders of early exercised shares subject to repurchase do not have a contractual obligation to share in the Company’s losses. As such, the net loss was attributed entirely to common stockholders. Because the Company has reported a net loss for all periods presented, diluted net loss per common share is the same as basic net loss per common share for those periods.

Related Party Transactions

Certain members of the Company’s Board of Directors serve as directors of, or are executive officers of, and in some cases are investors in, companies that are customers or vendors of the Company. Related party transactions were not material as of January 31, 2019 or 2020 or July 31, 2020 (unaudited), or for the years ended January 31, 2018, 2019, or 2020, or the six months ended July 31, 2019 or 2020 (unaudited).

Recent Accounting Pronouncements

The Company assesses the adoption impacts of recently issued accounting pronouncements by the Financial Accounting Standards Board (“FASB”) on its consolidated financial statements. The sections below describe impacts from newly adopted pronouncements.

Sumo Logic, Inc.

Notes to Consolidated Financial Statements—(Continued)

Recently Adopted Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (“ASC 606”). ASC 606 supersedes the revenue recognition requirements in Accounting Standards Codification (“ASC”) 605, Revenue Recognition, and requires the recognition of revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC 606 also includes Subtopic 340-40, Other Assets and Deferred Costs—Contracts with Customers, which requires the deferral of incremental costs of obtaining a contract with a customer. Collectively, the Company refers to ASC 606 and Subtopic 340-40 as the “new revenue standard.”

The Company early adopted the requirements of the new revenue standard as of February 1, 2018, utilizing the full retrospective method. Under this method, the Company is presenting the consolidated financial statements for the year ended January 31, 2018 as if the new revenue standard had been effective for this period and recording the impact to prior year financial statements in the opening consolidated balance sheet as of February 1, 2017. The significant impacts of adopting the new revenue standard relate to arrangements with escalating fees related to increased volume of data over the contract term, determining if a contract exists based on the customer’s intent and ability to pay, and the deferral of incremental costs of obtaining customer contracts which is amortized over the period of benefit or renewal term.

The Company elected to apply the following practical expedients available under ASC 606. For all reporting periods presented before the date of initial application, the Company has elected not to disclose the amount of the transaction price allocated to the remaining performance obligations or provide explanation of when the Company expects to recognize that amount as revenue. The Company has additionally elected to not assess whether a contract has a significant financing component if the Company expects, at contract inception, that the period between when the product or service is transferred and when the customer pays for that product or service will be one year or less.

Adoption of the new revenue standard resulted in changes to the Company’s accounting policies for revenue recognition, accounts receivable, deferred revenue, and deferred sales commissions.

In March 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation—Improvements to Employee Share-Based Payment Accounting (Topic 718). The areas for simplification in the updated guidance involve several aspects of accounting for share-based payment transactions, including the income tax consequences, forfeitures, and classification on the statement of cash flows. The Company adopted this guidance on February 1, 2018, using a modified retrospective approach, and accordingly recorded a cumulative-effect adjustment charge of less than $0.1 million to the beginning accumulated deficit for the impact of electing to account for forfeitures as they occur. The adoption of this guidance did not have any impact on the consolidated statement of operations and comprehensive loss or the consolidated statement of cash flows. The Company is subject to full valuation allowance and thus has not utilized any excess tax benefits nor realized any cash tax benefit related to stock compensation expense.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230)—Restricted Cash. The amendments in this update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flow. The amendments do not provide a definition of restricted cash or restricted cash equivalents. The Company adopted this guidance as of February 1, 2018.

Sumo Logic, Inc.

Notes to Consolidated Financial Statements—(Continued)

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which changes the definition of a business to assist entities with evaluating when a set of transferred assets and activities is a business. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, the set of transferred assets and activities is not a business. The Company adopted this guidance as of February 1, 2018, and the adoption of this guidance did not have a material impact on the Company’s consolidated financial statements for the year ended January 31, 2019.

In February 2018, the FASB issued ASU No. 2018-02, Income Statement—Reporting Comprehensive Income (Topic 220). On December 22, 2017, the U.S. federal government enacted a tax bill, H.R.1, An Act to Provide for Reconciliation Pursuant to Titles II and V of the Concurrent Resolution on the Budget for Fiscal Year 2018 (“Tax Cuts and Jobs Act”). The amendments in this update allow a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act. Consequently, the amendments eliminate the stranded tax effects resulting from the Tax Cuts and Jobs Act and will improve the usefulness of information reported to financial statement users. However, because the amendments only relate to the reclassification of the income tax effects of the Tax Cuts and Jobs Act, the underlying guidance that requires that the effect of a change in tax laws or rates be included in income from continuing operations is not affected. The amendments in this Update also require certain disclosures about stranded tax effects. The amendments in the updated guidance are effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption is permitted. The Company adopted this guidance as of February 1, 2019, and the adoption of this guidance did not have a material impact on the Company’s consolidated financial statements for the year ended January 31, 2020.

Recently Adopted Accounting Pronouncements (unaudited)

In January 2017, the FASB issued ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350)—Simplifying the Test for Goodwill Impairment. To simplify the subsequent measurement of goodwill, the FASB eliminated Step 2 from the goodwill impairment test. In computing the implied fair value of goodwill under Step 2, an entity had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities (including unrecognized assets and liabilities) following the procedure that would be required in determining the fair value of assets acquired and liabilities assumed in a business combination. Instead, under the amendments in the updated guidance, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. The new guidance will be effective for the Company for the fiscal year, and interim periods within the fiscal year, ending January 31, 2023. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company adopted this guidance as of February 1, 2020, and the adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In June 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718) Improvements to Nonemployee Share-Based Payment Accounting. The amendments in the updated guidance expand the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. An entity should apply the requirements of Topic 718 to nonemployee awards except for specific guidance on inputs to an option pricing model and the attribution of cost (that is, the period of time over which share-based payment awards vest and the pattern of cost recognition over that period). The amendments specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The amendments also clarify that Topic 718 does not apply to share-based payments used to effectively provide

Sumo Logic, Inc.

Notes to Consolidated Financial Statements—(Continued)

(1) financing to the issuer or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under ASC 606, Revenue from Contracts with Customers. The new guidance will be effective for the Company for the fiscal year ending January 31, 2021, and interim periods within the fiscal year ending January 31, 2022. Early adoption is permitted, but no earlier than an entity’s adoption date of ASC 606. The Company adopted this guidance as of February 1, 2020, and the adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820), which modifies, removes, and adds certain disclosure requirements on fair value measurements based on the FASB Concepts Statement, Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. The new guidance will be effective for the Company for the fiscal year, and interim periods within the fiscal year, ending January 31, 2021. Early adoption is permitted. The Company adopted this guidance as of February 1, 2020, and the adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40), which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The accounting for the service element of a hosting arrangement that is a service contract is not affected by the amendments in this ASU. The new guidance will be effective for the Company for the fiscal year ending January 31, 2022, and interim periods within the fiscal year ending January 31, 2023. Early adoption is permitted. The Company adopted this guidance, on a prospective basis, as of February 1, 2020, and the adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes (Topic 740). The amendments in the updated guidance simplify the accounting for income taxes by removing certain exceptions and improving consistent application of other areas of the topic by clarifying the guidance. The new guidance will be effective for the Company for the fiscal year ending January 31, 2023, and interim periods within the fiscal year ending January 31, 2024. The Company adopted this guidance, on a prospective basis, as of February 1, 2020, and the adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

Recently Issued Accounting Pronouncements

Under the JOBS Act, the Company meets the definition of an emerging growth company and can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the Company is no longer an emerging growth company or until the Company affirmatively and irrevocably opts out of the extended transition period.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This guidance is intended to increase transparency and comparability among organizations by recognizing lease assets and liabilities on the balance sheet and disclosing key information about lease arrangements. In July 2018, the FASB issued ASU

Sumo Logic, Inc.

Notes to Consolidated Financial Statements—(Continued)

No. 2018-10, Codification Improvements to Topic 842, Leases. The ASU makes 16 technical corrections to the new lease standard and other accounting topics, alleviating unintended consequences from applying the new standard. It does not make any substantive changes to the core provisions or principles of the new standard. In July 2018, the FASB also issued ASU No. 2018-11, Leases (Topic 842). The ASU provides (1) an optional transition method that entities can use when adopting the standard and (2) a practical expedient that permits lessors to not separate non-lease components from the associated lease component if certain conditions are met. In March 2019, the FASB also issued ASU No. 2019-01, which impacts transition disclosures related to the new guidance. The new guidance will be effective for the Company for the fiscal year ending January 31, 2022 and interim periods within the fiscal year ending January 31, 2023. Early adoption is permitted for all entities. In June 2020, the FASB issued ASU No. 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, which amended the effective date of the new guidance. The deferral applies only if those entities have not yet issued their financial statements as of June 3, 2020 (unaudited). The new guidance will be effective for the Company for the fiscal year ending January 31, 2023 and interim periods within the fiscal year ending January 31, 2024 (unaudited). The Company is currently reviewing this guidance to assess the potential impact on its consolidated financial statements (unaudited).

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, and has since issued various amendments including ASU No. 2018-19, ASU No. 2019-04, and ASU No. 2019-05. The guidance and related amendments modify the accounting for credit losses for most financial assets and require the use of an expected loss model, replacing the currently used incurred loss method. Under this model, entities will be required to estimate the lifetime expected credit loss on such instruments and record an allowance to offset the amortized cost basis of the financial asset, resulting in a net presentation of the amount expected to be collected on the financial asset. The new guidance will be effective for the Company for the fiscal year, and interim periods within the fiscal year, ending January 31, 2024, though early adoption is permitted. The Company is currently reviewing this guidance to assess the potential impact on its consolidated financial statements.

3. Revenue, Deferred Revenue, and Performance Obligations

The Company recognized $25.3 million, $41.0 million, $60.8 million, $44.1 million, and $63.3 of revenue during the years ended January 31, 2018, 2019, and 2020, and the six months ended July 31, 2019 and 2020 (unaudited), respectively, that was included in the deferred revenue balance at the beginning of the respective periods.

As of January 31, 2020 and July 31, 2020 (unaudited), future estimated revenue related to performance obligations from non-cancelable contracts that were unsatisfied or partially unsatisfied was $178.5 million and $178.6 million, respectively. The Company expects to recognize revenue of $122.9 million and $131.5 million for the year ending January 31, 2020 and the six months ended July 31, 2020 (unaudited), respectively, of these remaining performance obligations over the next twelve months, with the remaining balance recognized thereafter.

4. Fair Value Measurements

The Company classifies and discloses assets and liabilities measured at fair value on a recurring basis, as well as fair value measurements of assets and liabilities measured on a nonrecurring basis in periods subsequent to initial measurement, using a three-tier fair value hierarchy as described below.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market

Sumo Logic, Inc.

Notes to Consolidated Financial Statements—(Continued)

participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. There are three levels of inputs that may be used to measure fair value:

Level 1	Observable inputs, such as quoted prices in active markets for identical assets or liabilities.

Level 2

Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company uses the market approach to measure fair value for its financial assets and liabilities. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

The carrying amounts of the Company’s financial instruments, which include cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value because of the short maturity of those instruments.

The following tables present the fair value of the Company’s financial assets and liabilities measured at fair value on a recurring basis, based on the three-tier fair value hierarchy (in thousands):

	As of January 31, 2019
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds	$65,169	$—	$—	$65,169
Liabilities:
Redeemable convertible preferred stock warrant liability	$—	$—	$105	$105

	As of January 31, 2020
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds	$98,469	$—	$—	$98,469
Liabilities:
Redeemable convertible preferred stock warrant liability	$—	$—	$270	$270

	As of July 31, 2020
	Level 1	Level 2	Level 3	Total
	(unaudited)
Assets:
Money market funds	$92,624	$—	$—	$92,624
Liabilities:
Redeemable convertible preferred stock warrant liability	$—	$—	$327	$327

Rollforward of Level 3 Redeemable Convertible Preferred Stock Warrant Liability

Level 3 financial liabilities consist of the redeemable convertible preferred stock warrant liability for which there is no current market for the securities such that the determination of fair value requires significant judgment

Sumo Logic, Inc.

Notes to Consolidated Financial Statements—(Continued)

or estimation. Changes in fair value measurements categorized within Level 3 of the fair value hierarchy are analyzed each period based on changes in estimates or assumptions and recorded as appropriate. The Company uses the Black-Scholes option valuation model to value its redeemable convertible preferred stock warrant liability at inception and on subsequent valuation dates. Changes in the fair values of the redeemable convertible preferred stock warrant liability are recorded as interest and other income, net in the Company’s consolidated statements of operations. See also Note 10 for further details about the redeemable convertible preferred stock warrant liability. During the years ended January 31, 2019 and 2020 and the six months ended July 31, 2020 (unaudited), there were no transfers in or out of Level 3 from other levels in the fair value hierarchy.

The following table provides a reconciliation of changes in fair value of the beginning and ending balances for the Company’s redeemable convertible preferred stock warrant liability at fair value using inputs classified as Level 3 in the fair value hierarchy (in thousands):

Balance as of January 31, 2018	$95
Change in fair value	10

Balance as of January 31, 2019	105
Issuance of redeemable convertible preferred stock warrants	71
Change in fair value	94
Balance as of January 31, 2020	270
Change in fair value (unaudited)	57

Balance as of July 31, 2020 (unaudited)	$327

5. Balance Sheet Components

Property and Equipment, Net

Property and equipment, net, consisted of the following (in thousands):

	As of January 31,		As of July 31, 2020
	2019	2020
			(unaudited)
Computer and hardware equipment	$1,640	$1,954	$2,107
Furniture and fixtures	493	1,129	1,149
Leasehold improvements	850	2,120	2,222
Capitalized internal-use software	10,393	9,823	3,005

Gross property and equipment	13,376	15,026	8,483
Accumulated depreciation and amortization	(10,488)	(12,033)	(4,733)

Property and equipment, net	$2,888	$2,993	$3,750

Depreciation and amortization expense of property and equipment was $2.0 million, $1.7 million, $1.7 million, $1.0 million, and $0.7 million for the years ended January 31, 2018, 2019, and 2020, and the six months ended July 31, 2019 and 2020 (unaudited), respectively.

During the year ended January 31, 2020, the Company recorded impairment charges of $6.7 million for certain previously capitalized internal-use software. The Company determined that certain internal-use software that was previously being developed would no longer be integrated with the Company’s platform due to a change in product strategy after the acquisition of Jask Labs Inc. (“Jask Labs”) and, therefore, would no longer be placed into service. The charge reduced the carrying value of the internal-use software to zero and has been reflected in the Company’s consolidated statement of operations.

Sumo Logic, Inc.

Notes to Consolidated Financial Statements—(Continued)

Fully amortized capitalized internal-use software was written off in the amount of $8.0 million during the six months ended July 31, 2020 (unaudited).

Acquired Intangible Assets

Intangible assets as of January 31, 2019 and 2020 and July 31, 2020 (unaudited) consisted of developed technology with acquisition-date fair values of $1.6 million, $20.1 million, and $20.1 million, respectively (see Note 6 for additional details).

As of January 31, 2019 and 2020 and July 31, 2020 (unaudited), the accumulated amortization of the developed technology was $0.4 million, $2.7 million, and $6.1 million, respectively. As of January 31, 2019 and 2020 and July 31, 2020 (unaudited), the weighted-average remaining useful life of the developed technology was 3.7 years, 2.7 years, and 2.2 years, respectively. The Company recorded $0.1 million, $0.3 million, $2.6 million, $0.2 million, and $3.4 million of amortization expense during the years ended January 31, 2018, 2019, and 2020, and the six months ended July 31, 2019 and 2020 (unaudited), respectively.

As of January 31, 2019, future amortization expense related to acquired developed technology was as follows (in thousands):

Amortization Expense
2020	$316
2021	316
2022	316
2023	223

Total	$1,171

As of January 31, 2020, future amortization expense related to acquired developed technology was as follows (in thousands):

Amortization Expense
2021	$6,765
2022	6,148
2023	4,502

Total	$17,415

As of July 31, 2020 (unaudited), future amortization expense related to acquired developed technology was as follows (in thousands):

Amortization Expense
(unaudited)
Remainder of fiscal 2021	$3,354
2022	6,148
2023	4,502

Total	$14,004

Sumo Logic, Inc.

Notes to Consolidated Financial Statements—(Continued)

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

	As of January 31,		As of July 31, 2020
	2019	2020
			(unaudited)
Accrued compensation	$3,015	$6,262	$8,665
Accrued sales commissions	2,587	5,310	1,514
Accrued taxes	2,492	1,773	3,867
Accrued professional services	77	1,308	1,553
Accrued other expenses	2,491	5,718	5,281

Accrued expenses and other current liabilities	$10,662	$20,371	$20,880

6. Business Combinations

Jask Labs Inc.

On October 20, 2019, the Company executed a merger agreement to acquire the assets and liabilities of Jask Labs. The acquisition closed on October 25, 2019. Jask Labs is a software company with a platform that offers a cloud-native autonomous security operations center solution. The Company acquired Jask Labs primarily for its team and their platform, which includes their security analytics solution to deliver an integrated, cloud-native intelligence solution. The aggregate purchase consideration was $55.1 million, of which $11.2 million was paid in cash, $43.3 million was comprised of 3,573,659 shares of common stock, and $0.6 million was comprised of assumed options to purchase 265,075 shares of common stock. The value of consideration assigned to the common stock paid was based on the fair value of the Company’s common stock on the date of acquisition. Of the consideration transferred, $0.9 million in cash and 543,095 shares of common stock for $6.6 million was placed in an indemnity escrow fund to be held for 15 months after the acquisition date for general representations and warranties.

At closing, certain Jask Labs stockholders had not completed administrative forms that were required for the Company’s common stock to be legally issued. Thus, the shares are to be issued once the administrative forms are complete. The Company has included the total fair value of the consideration for shares legally issued and legally issuable within additional-paid-in capital and common stock as of January 31, 2020.

The acquisition was accounted for as a business combination, and the total purchase price was allocated to the net tangible and intangible assets and liabilities acquired based on their respective fair values on the acquisition date and the excess was recorded as goodwill.

Certain stock options held by Jask Labs employees were assumed by the Company with a total fair value of $1.7 million, of which $0.6 million was attributed to pre-combination services and was included in consideration transferred and $1.1 million was allocated to post-combination services and will be recognized as stock-based compensation over the remaining service period. See Note 11 for more details on the Jask Labs options assumed.

Sumo Logic, Inc.

Notes to Consolidated Financial Statements—(Continued)

The assets acquired and liabilities assumed in connection with the acquisition were recorded at their fair value on the date of acquisition as follows (in thousands):

Amount
Cash	$782
Restricted cash	300
Accounts receivable	503
Prepaid expenses and other assets	659
Fixed assets	367
Intangible assets	17,500
Goodwill	41,368
Accounts payable	(1,760)
Deferred revenue, current	(2,358)
Accrued and other current liabilities	(1,609)
Deferred revenue, noncurrent	(354)
Other noncurrent liabilities	(291)

Total acquisition consideration	$55,107

Subsequent to the acquisition, the Company recorded a $0.3 million tax benefit related to on the release of the valuation allowance on its net deferred tax assets.

Intangible assets acquired are comprised of developed technology with an estimated useful life of 3 years. The fair value assigned to the developed technology was determined using the reproduction cost approach, which estimates the cost to reproduce the asset. Goodwill represents the future economic benefits arising from other assets that could not be individually identified and separately recognized, such as the acquired assembled workforce of Jask Labs. In addition, goodwill represents the future benefits as a result of the acquisition that will enhance the Company’s product available to both new and existing customers and increase the Company’s competitive position. The goodwill is not deductible for tax purposes.

In connection with the acquisition, the Company granted 130,180 shares of restricted common stock, with a fair value of $12.11683 per share at the time of grant, that vest over a period of two years. During the year ended January 31, 2020 and the six months ended July 31, 2020 (unaudited), the Company recorded $0.2 million and $0.4 million, respectively, in stock-based compensation expense related to the vesting of the restricted common stock. As of January 31, 2020 and July 31, 2020 (unaudited), the remaining unrecognized stock-based compensation expense of $1.4 million and $1.0 million, respectively, will be recognized over the remaining vesting period.

The Company incurred acquisition-related expenses of $2.6 million, which were recorded as general and administrative expenses in the consolidated statement of operations. The Company paid $0.8 million in acquisition-related expenses incurred by Jask Labs related to Jask Labs’ advisors which was included as part of the purchase consideration.

The results of operations of Jask Labs are included in the accompanying consolidated statements of operations from the date of acquisition. Jask Labs’ results of operations since the date of acquisition were not material to the Company’s consolidated results for the year ended January 31, 2020.

Unaudited Pro Forma Financial Information

The following unaudited pro forma information gives effect to the acquisition of Jask Labs as if it had been completed on February 1, 2017 (the beginning of the comparable prior reporting period), including pro forma

Sumo Logic, Inc.

Notes to Consolidated Financial Statements—(Continued)

adjustments primarily related to amortization of acquired intangible assets, reduction in revenue related to the fair value of deferred revenue, stock-based compensation, tax benefit from release of the valuation allowance, and the inclusion of acquisition-related expenses reflected in the revenue and net loss figures below at the earliest period presented. The unaudited pro forma results have been prepared based on estimates and assumptions, which the Company believes are reasonable; however, they are not necessarily indicative of the consolidated results of operations had the acquisition occurred on February 1, 2017, or of future results of operations (in thousands):

	Year Ended January 31,
	2018	2019	2020
Revenues	$67,999	$104,657	$157,428
Net loss	$(54,055)	$(85,597)	$(114,951)

Pro forma revenues and net loss reflect nonrecurring adjustments for acquisition-related expenses of $3.4 million, a tax benefit of $0.3 million for the release of the valuation allowance, and accelerated stock-based compensation of $0.1 million that resulted from the acquisition.

Other Acquisitions

During the year ended January 31, 2018, the Company completed an acquisition for total consideration of $2.4 million (including 356,549 shares of the Company’s common stock), of which $0.8 million was attributed to goodwill and $1.6 million was attributed to intangible assets. The intangible assets acquired were comprised of developed technology with an estimated weighted average useful life of 5.0 years. The Company incurred an immaterial amount of acquisition-related expenses, which were recorded as general and administrative expenses in the consolidated statement of operations. This acquisition generally enhanced the breadth and depth of certain of the Company’s product offerings. Goodwill was not deductible for income tax purposes. Pro forma and historical post-acquisition results of operations for these acquisitions were not material to the Company’s consolidated statement of operations.

During the year ended January 31, 2020, the Company completed other business combinations and asset acquisitions for total consideration of $9.7 million (including 334,246 shares of the Company’s common stock), of which $8.4 million was attributed to goodwill and $1.3 million was attributed to intangible assets. The intangible assets acquired in the business combinations and asset acquisitions were comprised of developed technology with an estimated weighted average useful life of 1.5 years. The Company incurred $0.4 million in acquisition-related expenses which were recorded as general and administrative expenses in the consolidated statement of operations. These acquisitions generally enhance the breadth and depth of certain of the Company’s product offerings. Goodwill from business combinations was not deductible for income tax purposes. Pro forma and historical post-acquisition results of operations for these acquisitions were not material to the Company’s consolidated statement of operations.

7. Debt

On January 31, 2016, the Company entered into a Loan and Security Agreement (the “Agreement”) with Silicon Valley Bank. The Agreement provides for a revolving line of credit facility, which was amended in July 2019 to extend it to July 31, 2021. Under the Agreement, the Company can borrow up to $25 million. Interest on any drawdown under the revolving line of credit accrues either at the prime rate plus a spread rate of ranging from 0.25% to 0.75% as determined by the Company’s adjusted quick ratio. The Agreement is secured by substantially all of the Company’s assets. The Agreement includes restrictive covenants, in each case subject to certain exceptions, that limit the Company’s ability to: sell or otherwise dispose of the Company’s business or

Sumo Logic, Inc.

Notes to Consolidated Financial Statements—(Continued)

property; change its business, liquidate or dissolve or undergo a change in control; enter into mergers, consolidations, and acquisitions; incur indebtedness; create liens; pay dividends or make distributions; make investments; enter into material transactions with affiliates; pay any subordinated debt or amend certain terms thereof; or become an investment company. The Agreement also contains customary events of default, upon which Silicon Valley Bank may declare all or a portion of the Company’s outstanding obligations payable to be immediately due and payable. As of January 31, 2019 and 2020, the Company did not have any balance outstanding under the Agreement.

Debt (unaudited)

In June 2020, the Company amended the Agreement with Silicon Valley Bank to extend its maturity to June 2022. Under the amended Agreement, the Company can borrow up to $50 million. Interest on any drawdown accrues at the greater of the prime rate plus a spread of 0.75% or 5.25%. Pursuant to the amended Agreement, the Company is required to maintain a minimum adjusted quick ratio of 1.25 to 1.00. If the Company’s adjusted quick ratio is greater than or equal to 1.75 to 1.00, interest on any drawdown will accrue at the greater of the prime rate plus a spread of 0.25% or 4.75%. During the six months ended July 31, 2020, the Company borrowed $24.3 million under its revolving line of credit facility with Silicon Valley Bank. The revolving line of credit must be repaid by June 26, 2022. As of July 31, 2020, the Company had a balance of $24.3 million outstanding under this facility. The Company was in compliance with the financial covenants associated with the amended Agreement as of July 31, 2020.

8. Commitments and Contingencies

Operating Leases

The Company leases office space globally under non-cancelable operating lease agreements that expire at various dates through fiscal 2025. As of January 31, 2020, future annual minimum lease payments under non-cancelable operating leases were as follows (in thousands):

Minimum Lease Payments
2021	$3,107
2022	3,004
2023	2,954
2024	1,433
2025	403

Total	$10,901

As of July 31, 2020 (unaudited), future annual minimum lease payments under non-cancelable operating leases were as follows (in thousands):

Minimum Lease Payments
(unaudited)
Remainder of 2021	$2,040
2022	3,155
2023	2,969
2024	1,454
2025	404

Total	$10,022

Sumo Logic, Inc.

Notes to Consolidated Financial Statements—(Continued)

Rent expense was $1.5 million, $2.4 million, $3.2 million, $1.4 million, and $2.0 million for the years ended January 31, 2018, 2019, and 2020, and the six months ended July 31, 2019 and 2020 (unaudited), respectively.

Other Obligations

As of January 31, 2020, the Company had future minimum commitments for hosting and other non-cancelable obligations as follows (in thousands):

Minimum Annual Commitments
2021	$36,950
2022	27,292

Total	$64,242

As of July 31, 2020 (unaudited), the Company had future minimum commitments for hosting and other non-cancelable obligations as follows (in thousands):

Minimum Annual Commitments
(unaudited)
Remainder of 2021	$30,000
2022	61,014
2023	60,000
2024	70,000

Total	$221,014

In July 2020, the Company entered into an amended hosting agreement effective August 2020. Under the amended agreement, the Company has committed to spend $220.0 million between August 2020 and January 2024 for its hosting agreement ($90.0 million between August 2020 and January 2022, $60.0 million between February 2022 and January 2023, and $70.0 million between February 2023 and January 2024). Amounts committed under the amended agreement are reflected in the table above.

Indemnifications

In the ordinary course of business, the Company includes standard indemnification provisions in most of its SaaS revenue arrangements with its customers. Pursuant to these provisions, the Company indemnifies these parties for losses suffered or incurred in connection with its service, breach of representations or covenants, intellectual property infringement, or other claims made against certain parties. These provisions may limit the time within which an indemnification claim can be made but are generally perpetual any time after execution of the agreement. The maximum amount of potential future indemnification is generally unlimited. It is not possible to estimate the maximum potential amount under these indemnification agreements due to limited history of prior indemnification claims and the unique facts and circumstances involved in each agreement, and the Company does not believe a loss contingency is probable. The Company has not incurred significant expense defending its licensees against third-party claims, nor has it ever incurred significant expense under its standard service warranties. Accordingly, the Company has no liabilities recorded for potential claims under these agreements as of January 31, 2019 or 2020 or July 31, 2020 (unaudited).

The Company has also agreed to indemnify its directors and executive officers for costs associated with any fees, expenses, judgments, fines and settlement amounts incurred by any of these persons in any action or

Sumo Logic, Inc.

Notes to Consolidated Financial Statements—(Continued)

proceeding to which any of those persons is, or is threatened to be, made a party by reason of the person’s service as a director or officer, including any action by the Company, arising out of that person’s services as the Company’s director or officer or that person’s services provided to any other company or enterprise at the Company’s request. The Company maintains director and officer insurance coverage that would generally enable the Company to recover a portion of any future amounts paid. The Company may also be subject to indemnification obligations by law with respect to the actions of its employees under certain circumstances and in certain jurisdictions. No liabilities have been recorded associated with these indemnification provisions as of January 31, 2019 or 2020 or July 31, 2020 (unaudited).

Litigation and Other Matters

From time to time, the Company may be a party to various legal matters, threatened claims, or proceedings in the normal course of business. Legal fees and other costs associated with such actions are expensed as incurred. The Company assesses, in conjunction with its legal counsel, the need to record a liability for litigation and contingencies. Legal accruals are recorded when and if it is determined that a loss related to a certain matter is both probable and reasonably estimable. The Company is not always able to reasonably estimate the amount or range of possible losses in excess of any amounts accrued. In management’s opinion, resolution of all current matters, including employment matters, is not expected to have a material adverse impact on the Company’s business, financial position, results of operations, or cash flows as of January 31, 2019 or 2020.

Legal Proceedings (unaudited)

Attorneys representing a purported class of current and former employees in various sales roles alleged potential claims of employee misclassification and related federal and state law claims, which the Company disputed. In response, the Company mediated the dispute, and in August 2020, the Company entered into a settlement agreement with the purported class counsel to resolve the dispute, which is being handled in arbitration and will result in the Company paying $4.5 million to resolve the class-wide claims, subject to final approval by the arbitrator. As of July 31, 2020, the Company had recorded $4.5 million related to these claims within accrued expenses and other current liabilities on the consolidated balance sheet.

As of July 31, 2020, the Company is not currently a party to any legal proceedings and does not anticipate any pending or threatened litigation that would be expected to have a material adverse effect on its financial condition, results of operations, or cash flows.

9. Common Stock

The Company’s Amended and Restated Certificate of Incorporation authorized the Company to issue 100.0 million shares of common stock (“Common Stock”) at a par value of $0.0001 as of January 31, 2019 and 122.0 million shares of Common Stock at a par value of $0.0001 as of January 31, 2020 and July 31, 2020 (unaudited). As of January 31, 2019 and 2020 and July 31, 2020 (unaudited), approximately 13.1 million, 19.0 million, and 20.1 million shares of Common Stock were issued and outstanding, respectively.

Each share of Common Stock is entitled to one vote. The holders of Common Stock are also entitled to receive dividends whenever funds are legally available and when and if declared by the board of directors, subject to the prior rights of holders of all classes of stock outstanding. As of January 31, 2019 and 2020 and July 31, 2020 (unaudited), no dividends had been declared.

Sumo Logic, Inc.

Notes to Consolidated Financial Statements—(Continued)

The Company has reserved shares of its Common Stock as follows (in thousands):

	As of January 31,		As of July 31,
	2019	2020	2020
			(unaudited)
Redeemable convertible preferred stock	53,776	63,762	63,762
Redeemable convertible preferred stock warrants	22	32	32
Stock options outstanding	22,911	27,841	26,728
RSUs outstanding	—	—	2,909
Future issuance under equity incentive plans	2,352	3,071	3,378
Future issuance in connection with Jask Labs acquisition	—	256	33
Future issuance in connection with assumed options for Jask Labs acquisition	—	234	175

Total reserved shares	79,061	95,196	97,017

10. Redeemable Convertible Preferred Stock

As of January 31, 2019, redeemable convertible preferred stock (“Preferred Stock”) consisted of the following (in thousands, except per share amounts):

	Shares Authorized	Shares Outstanding	Issuance Price Per Share	Conversion Price Per Share	Carrying Value	Liquidation Preference
Series A	11,100	11,100	$0.50	$0.50	$5,512	$5,550
Series B	7,825	7,825	1.88	1.88	14,623	14,672
Series C	8,918	8,918	3.36	3.36	29,942	29,998
Series D	5,309	5,309	5.65	5.65	29,910	30,000
Series E	11,449	11,435	7.00	7.00	80,004	80,100
Series F	10,000	9,189	8.08	8.08	74,104	74,223

Total	54,601	53,776			$234,095	$234,543

During the year ended January 31, 2020, the Company issued 9,986,103 shares of Series G redeemable convertible preferred stock at $11.02 per share for proceeds totaling $106.1 million, net of issuance costs. As of January 31, 2020 and July 31, 2020 (unaudited), Preferred Stock consisted of the following (in thousands, except per share amounts):

	Shares Authorized	Shares Outstanding	Issuance Price Per Share	Conversion Price Per Share	Carrying Value	Liquidation Preference
Series A	11,100	11,100	$0.50	$0.50	$5,512	$5,550
Series B	7,825	7,825	1.88	1.88	14,623	14,672
Series C	8,918	8,918	3.36	3.36	29,942	29,998
Series D	5,309	5,309	5.65	5.65	29,910	30,000
Series E	11,449	11,435	7.00	7.00	80,004	80,100
Series F	10,000	9,189	8.08	8.08	74,104	74,223
Series G	11,300	9,986	11.02	11.02	106,072	109,999

Total	65,901	63,762			$340,167	$344,542

Sumo Logic, Inc.

Notes to Consolidated Financial Statements—(Continued)

Voting and Election of Directors

The holder of each share of Preferred Stock shall have the right to one vote for each share of Common Stock into which such Preferred Stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock. The holders of shares of Series A Preferred Stock shall be entitled to elect one (1) director. The holders of outstanding Common Stock shall be entitled to elect two (2) directors. The holders of Preferred Stock and Common Stock (voting together as a single class and not as separate series, and on an as-converted basis) shall be entitled to elect any remaining directors of this corporation. At least a majority vote is required in order to elect Company directors.

Dividends

The Company’s preferred stockholders are entitled to receive dividends when and if declared by the Board of Directors. Such dividends are not cumulative. After payment of such dividends, any additional dividends or distributions shall be distributed among all holders of Common Stock and Preferred Stock in proportion to the number of shares of Common Stock that would be held by each such holder if all shares of Preferred Stock were converted to Common Stock at the then effective conversion rate. The dividend rate is $0.03 per annum for each share of Series A Preferred Stock, $0.11 per annum for each share of Series B Preferred Stock, $0.20 per annum for each share of Series C Preferred Stock, $0.34 per annum for each share of Series D Preferred Stock, $0.42 per annum for each share of Series E Preferred Stock, $0.48 per annum for each share of Series F Preferred Stock, and $0.66 per annum for each share of Series G Preferred Stock. No dividends have been declared to date as of January 31, 2019 or 2020 or July 31, 2020 (unaudited).

Liquidation Preferences

The holders of Series E and Series F Preferred Stock are entitled to receive prior and in preference to the other series of Preferred and Common Stock an amount equal to their original issue prices of $7.00 and $8.08, respectively. The holders of Series G Preferred Stock are entitled to receive prior and in preference to the other series of preferred and Common Stock an amount equal to their original issue price of $11.02. Second, the Series A, Series B, Series C, and Series D Preferred Stock are entitled to receive prior and in preference to any distribution of the proceeds to Common Stock their initial issue price of $0.50 per share, $1.88 per share, $3.36 per share and $5.65 per share, respectively, unless insufficient funds exist, in which case they will share in the available proceeds pro rata. After the initial preference, the Series E, Series F, and Series G Preferred Stock are capped at 1.0 times their liquidation preferences, and the Series A, Series B, Series C, and Series D Preferred Stock and Common Stock participate on a pro rata basis until the Series A Preferred Stock has received $1.00 per share, the Series B Preferred Stock has received $3.75 per share, the Series C Preferred Stock has received $6.73 per share, and the Series D Preferred Stock has received $11.30 per share. The remaining proceeds are distributed to the Common Stock and converted Preferred Stock. In addition to typical liquidity event descriptions, a liquidation event is said to have occurred if the Company enters an exclusive license of all or substantially all the Company’s intellectual property.

Conversion Rights

Each share of Series A, Series B, Series C, Series D, Series E, Series F, and Series G Preferred Stock, at the option of the holder, is convertible into the number of fully paid and nonassessable shares of Common Stock which results from dividing the initial issuance price per share of such shares by the conversion price per share in effect for the Preferred Stock at the time of conversion, subject to certain anti-dilution adjustments provisions.

Sumo Logic, Inc.

Notes to Consolidated Financial Statements—(Continued)

The initial conversion price was $0.50 per share, $1.88 per share, $3.36 per share, $5.65 per share, $7.00 per share, $8.08 per share, and $11.02 per share for the Series A, Series B, Series C, Series D, Series E, Series F, and Series G Preferred Stock, respectively. As of January 31, 2019 and 2020 and July 31, 2020 (unaudited), the conversion price was $0.50 per share, $1.88 per share, $3.36 per share, $5.65 per share, $7.00 per share, and $8.08 per share for the Series A, Series B, Series C, Series D, Series E, and Series F Preferred Stock, respectively. As of January 31, 2020 and July 31, 2020 (unaudited), the conversion price was $11.02 per share for the Series G Preferred Stock. As of January 31, 2019 and 2020 and July 31, 2020 (unaudited), the conversion ratio for each series of Preferred Stock is one-for-one.

Each share of Series A, Series B, Series C, Series D, Series E, Series F, and Series G Preferred Stock shall automatically be converted into shares of Common Stock at the conversion price at the time in effect for such share immediately upon the earlier of (i) the closing of the Company’s sale of the Company’s Common Stock in a firm commitment underwritten public offering pursuant to a registration statement on Form S-1 under the Securities Act of 1933, the offering price of which was not less than $65.0 million in the aggregate and if the IPO valuation is greater than $400.0 million or (ii) the date specified by written consent or agreement of the holders of at a majority of the then outstanding shares of Preferred Stock.

Balance Sheet Presentation

The Company’s Amended and Restated Certificate of Incorporation does not provide that its Preferred Stock shall be redeemable at the option of the holder. However, there are potential redemption triggers that are outside the control of the Company. Accordingly, the Company has presented all shares of its Preferred Stock outside of permanent equity, or in the mezzanine section of its consolidated balance sheets.

Redeemable Convertible Preferred Stock Warrants

On January 31, 2016, in connection with the Agreement with Silicon Valley Bank as discussed in Note 7, the Company issued warrants to purchase 13,708 shares of its Series E Preferred Stock to Silicon Valley Bank. On June 28, 2017, in connection with the Agreement with Silicon Valley Bank as discussed in Note 7, the Company issued warrants to purchase 8,038 shares of its Series F Preferred Stock to Silicon Valley Bank. On July 30, 2019, in connection with the Agreement with Silicon Valley Bank as discussed in Note 7, the Company issued warrants to purchase 10,530 shares of its Series G Preferred Stock to Silicon Valley Bank. The Series E redeemable convertible preferred stock warrants, Series F redeemable convertible preferred stock warrants, and Series G redeemable convertible preferred stock warrants are classified as liabilities on the Company’s consolidated balance sheets. The fair value of the redeemable convertible preferred stock warrant liability will be adjusted for changes in fair value at each reporting period, and the corresponding non-cash gain or loss is recorded in current period earnings.

The estimated fair value of these warrants is calculated using a Black-Scholes option valuation model, based on the estimated market value of the underlying Preferred Stock at the measurement date, the remaining contractual term of the warrant, risk-free interest rates, expected dividends, and expected volatility of the price of the underlying Preferred Stock. These estimates, especially the value of the underlying Preferred Stock and the expected volatility, are highly judgmental.

The Company recorded less than $0.1 million in gains and losses during the years ended January 31, 2018 and 2019 and a $0.1 million loss during the year ended January 31, 2020 to account for the change in the fair value of the Series E, Series F, and Series G redeemable convertible preferred stock warrant liability. The Company recorded gains (losses) of less than $0.1 million and $(0.1) million during the six months ended July 31, 2019 and 2020 (unaudited), respectively.

Sumo Logic, Inc.

Notes to Consolidated Financial Statements—(Continued)

11. Equity Incentive Plans

Stock Plan

In April 2010, the Company adopted the 2010 Stock Plan (the “2010 Plan”), which provided for the issuance of stock awards to eligible participants. Under the 2010 Plan, options to purchase common stock were granted at no less than 100% of the fair value of the Company’s common stock on the date of the grant, as determined by the board of directors (100% of fair value for incentive stock options and 110% of fair value in certain instances). The 2010 Plan allows for grants of immediately exercisable options, at the discretion of the Company’s board of directors. Options generally vest over a four-year period and have a maximum term of 10 years.

Stock Options

The Company records stock-based compensation expense for stock options based on the estimated fair value of the options on the date of the grant using the Black-Scholes option-pricing model with the assumptions included in the table below. The expected term represents the period that the Company’s stock-based awards are expected to be outstanding. The expected term assumptions were determined based on the vesting terms, exercise terms, and contractual lives of the options. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for the estimated option life. The expected stock price volatility is based upon comparable public company data. The Company does not currently pay dividends.

The fair value of each stock option was estimated on the date of grant using the following assumptions during the period:

	Year Ended January 31,			Six Months Ended July 31,
	2018	2019	2020	2019	2020
(unaudited)
Expected term (in years)	5.0 - 7.0	5.5 - 6.7	5.0 - 7.3	5.0 - 6.9	5.7 - 6.1
Risk-free interest rate	1.9% - 2.8%	2.5% - 3.0%	1.6% - 2.5%	1.8% - 2.5%	0.4% - 0.9%
Expected volatility	38.2% - 53.6%	46.6% - 53.1%	49.7% - 52.5%	49.7% - 52.5%	52.5% - 55.2%
Expected dividend yield	—	—	—	—	—

Assumptions used in valuing non-employee stock options are generally consistent with those used for employee stock options with the exception that the expected term is over the contractual life, or 10 years.

Sumo Logic, Inc.

Notes to Consolidated Financial Statements—(Continued)

Option activity under the Company’s 2010 Plan for the year ended January 31, 2020 and the six months ended July 31, 2020 (unaudited) was as follows:

	Options Available for Grant	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
	(in thousands)			(years)	(in thousands)
Balance at January 31, 2019	2,352	22,911	$2.29	7.9	$31,799
Additional shares authorized	7,786	—
Options granted	(9,036)	9,036	$7.08
Options exercised	—	(2,137)	$1.91
Options cancelled	1,969	(1,969)	$4.58

Balance at January 31, 2020	3,071	27,841	$3.72	7.7	$233,918
Additional shares authorized (unaudited)	3,000	—
Options granted (unaudited)	(1,633)	1,633	$12.12
Options exercised (unaudited)	—	(897)	$2.14
Options cancelled (unaudited)	1,849	(1,849)	$6.13

Balance at July 31, 2020 (unaudited)(a)	6,287	26,728	$4.11	7.2	$315,004

Options exercisable at January 31, 2020		14,141	$2.01	6.5	$142,932
Options exercisable at July 31, 2020 (unaudited)		15,585	$2.36	6.3	$210,968

(a)

The 6.3 million options available for grant does not include 2.9 million RSUs that are granted and outstanding under the 2010 Plan as of July 31, 2020 (unaudited). As of July 31, 2020 (unaudited), there are a total of 3.4 million awards available for future issuance after taking into consideration both the options and RSUs outstanding under the 2010 Plan.

Stock options granted during the years ended January 31, 2018, 2019, and 2020, and the six months ended July 31, 2019 and 2020 (unaudited) had a weighted-average grant-date fair value of $1.24, $1.76, $5.51, $4.42, and $6.10 per share, respectively. The aggregate intrinsic value of options exercised during the years ended January 31, 2018, 2019, and 2020, and the six months ended July 31, 2019 and 2020 (unaudited) was $1.0 million, $2.6 million, $12.0 million, $3.2 million, and $9.0 million, respectively.

No income tax benefits have been recognized for stock-based compensation arrangements. As of January 31, 2019 and 2020 and July 31, 2020 (unaudited), there was $25.0 million, $52.0 million, and $46.0 million, respectively, of total unrecognized compensation expense related to unvested employee and non-employee stock options that is expected to be recognized over a weighted-average period of 3.2 years, 3.1 years, and 2.8 years, respectively.

Early Exercise of Employee Options

At the discretion of the Company’s board of directors, certain stock options may be exercisable immediately at the date of grant, but are subject to a repurchase right under which the Company may buy back any unvested shares at their original exercise price in the event of an employee’s termination prior to full vesting. The consideration received for an exercise of an unvested option is considered to be a deposit of the exercise price and the related dollar amount is recorded as a liability. The liabilities are reclassified into equity as the awards vest. As of January 31, 2019 and 2020 and July 31, 2020 (unaudited), the Company had a liability of less than $0.1 million, $0.4 million, and $0.3 million, respectively, for 312, 139,750, and 107,500 shares of common stock that were early exercised by employees as of January 31, 2019 and 2020 and July 31, 2020 (unaudited) that were unvested, respectively.

Sumo Logic, Inc.

Notes to Consolidated Financial Statements—(Continued)

Restricted Stock Units (unaudited)

The 2010 Plan also provides for the issuance of RSUs of the Company’s common stock to eligible participants. During the six months ended July 31, 2020, the Company began issuing RSUs to certain employees and directors under the 2010 Plan. These RSUs are subject to service-based and performance-based vesting conditions. The service-based vesting condition is generally satisfied over four years, while the performance-based vesting conditions are satisfied upon the occurrence of (a) a liquidity event, defined as the earlier of (i) the first quarterly vesting date following the expiration of the market stand-off provision following the effective date of a registration statement for an IPO, (ii) the date of a “change in control,”, and, in certain cases, (b) upon the achievement of certain other performance metrics, all subject to continued service. None of the RSUs vest unless the liquidity event condition is satisfied. The performance-based vesting conditions were not deemed probable of occurring as of July 31, 2020; thus, no stock-based compensation expense has been recognized. In the quarter in which the performance-based conditions become probable, the Company will begin recording stock-based compensation expense using the accelerated attribution method based on the grant-date fair values of the RSUs.

Had the liquidity event performance-based vesting condition been probable of occurring as of July 31, 2020, the Company would have recognized $7.0 million of stock-based compensation expense during the six months ended July 31, 2020 for all of the RSUs with a performance-based vesting condition of only a liquidity event. No expense would have been recognized for the RSUs subject to both the occurrence of a liquidity event and certain other performance metrics as those performance metrics were not deemed probable of being achieved as of July 31, 2020 (unaudited).

RSU activity for the six months ended July 31, 2020 was as follows:

	Number of Shares	Weighted Average Grant Date Fair Value per Share
	(in thousands)
RSUs outstanding at February 1, 2020	—
Granted	2,959	$12.22
Forfeited	(50)	$12.12

RSUs outstanding at July 31, 2020	2,909	$12.22

RSUs expected to vest at July 31, 2020	2,909	$12.22

As of July 31, 2020, there was $35.5 million of total unrecognized compensation expense related to unvested employee and director RSUs, of which $2.7 million is for the RSUs subject to both the occurrence of a liquidity event and certain other performance metrics.

Jask Labs Plans

In connection with the acquisition of Jask Labs, the Company assumed 265,075 options to purchase shares of common stock, granted under the 2015 and 2018 Stock Plans (the “Jask Plans”), at a weighted-average exercise price of $9.86 per share and weighted-average fair value of $6.39 per share, of which 233,852 and 175,061 remained outstanding as of January 31, 2020 and July 31, 2020 (unaudited), respectively. As of January 31, 2020 and July 31, 2020 (unaudited), 124,184 and 120,412 options were vested and exercisable with a weighted-average exercise price of $9.21 and $9.48, and the total unrecognized compensation expense related to these awards was $0.6 million and $0.3 million, respectively. During the six months ended July 31, 2020 (unaudited), 23,726 options were exercised.

Sumo Logic, Inc.

Notes to Consolidated Financial Statements—(Continued)

Stock-Based Compensation Expense

The following table presents total stock-based compensation expense included in the consolidated statements of operations for the years ended January 31, 2018, 2019, and 2020, and the six months ended July 31, 2019 and 2020 (unaudited) (in thousands):

	Year Ended January 31,			Six Months Ended July 31,
	2018	2019	2020	2019	2020
				(unaudited)
Cost of revenue	$76	$52	$179	$46	$101
Research and development(a)	933	1,609	5,940	1,479	3,878
Sales and marketing	970	1,856	5,791	1,906	3,116
General and administrative(b)	851	3,060	10,124	3,402	2,628

Total	$2,830	$6,577	$22,034	$6,833	$9,723

(a)

During the years ended January 31, 2018, 2019, and 2020, and the six months ended July 31, 2019 and 2020 (unaudited), the Company capitalized stock-based compensation of $0.1 million, $0.1 million, $0.5 million, $0.2 million, and $0.2 million, respectively, related to internal-use software development costs. The research and development stock-based compensation amounts are presented net of the capitalized costs.

(b)

During the year ended January 31, 2020, the Company’s board of directors approved modifications to immediately vest 172,708 options that had been granted previously, resulting in additional stock-based compensation expense of $1.6 million, which was recorded to general and administrative expenses during the year ended January 31, 2020.

During the year ended January 31, 2020, the Company granted 280,316 options to certain executives that were subject to both service-based vesting conditions and performance-based vesting conditions; as the performance-based vesting conditions were not met, no stock-based compensation was recognized on these options for the year ended January 31, 2020. During the six months ended July 31, 2020 (unaudited), these options were cancelled.

Common Stock Transfers

During the years ended January 31, 2019 and 2020, certain of the Company’s existing investors acquired outstanding common stock from former employees of the Company, for a purchase price greater than the fair value of the common stock at the time of the transaction. In connection with these stock transfers, the Company waived its right of first refusal and other transfer restrictions applicable to such shares. As a result, the Company recorded $1.7 million and $1.4 million in stock-based compensation for the years ended January 31, 2019 and 2020 in general and administrative expenses in the consolidated statements of operations, respectively. The amount recorded as stock-based compensation represents the difference between the price paid and the estimated fair value at the date of the transaction.

During the year ended January 31, 2020, the Company facilitated a tender offer whereby certain existing investors commenced a tender offer to purchase shares of the Company’s common stock from certain employees and former employees of the Company, for $12.11683 per share, in cash. An aggregate of 1,686,446 shares of the Company’s common stock were tendered pursuant to the tender offer. During the year ended January 31, 2020, the Company recorded a total of $4.8 million in stock-based compensation related to the tender offer, comprised of $2.6 million in general and administrative expenses, $1.5 million in research and development expenses, $0.7 million in sales and marketing expenses, and less than $0.1 million in cost of revenue in the consolidated statements of operations. The amounts recorded as stock-based compensation represent the difference between the amounts paid over the estimated fair value at the date of the transaction.

Sumo Logic, Inc.

Notes to Consolidated Financial Statements—(Continued)

Common Stock Transfers (unaudited)

During the six months ended July 31, 2019 and 2020, certain of the Company’s existing investors acquired outstanding common stock from former employees of the Company, for a purchase price greater than the fair value of the common stock at the time of the transaction. In connection with these stock transfers, the Company waived its right of first refusal and other transfer restrictions applicable to such shares. As a result, the Company recorded $1.4 million and $0.3 million in stock-based compensation for the six months ended July 31, 2019 and 2020 in general and administrative expenses in the consolidated statements of operations, respectively. The amount recorded as stock-based compensation represents the difference between the price paid and the estimated fair value at the date of the transaction.

12. 401(k) Plan

In November 2011, the Company adopted a 401(k) Plan that qualifies as a deferred salary arrangement under Section 401 of the Internal Revenue Code. Under the 401(k) Plan, participating employees may defer a portion of their pretax earnings not to exceed the maximum amount allowable. The Company has not made any matching contributions as of January 31, 2020 or July 31, 2020 (unaudited).

13. Income Taxes

The Company’s loss before income taxes consisted of the following (in thousands):

	Year Ended January 31,
	2018	2019	2020
United States	$(33,393)	$(49,516)	$(95,884)
International	1,383	2,334	4,648

Total	$(32,010)	$(47,182)	$(91,236)

The components of the provision for income taxes are as follows (in thousands):

	Year Ended January 31,
	2018	2019	2020
Current:
Federal	$—	$—	$—
State	10	41	(5)
Foreign	275	340	571

Total current tax expense	$285	$381	$566

Deferred:
Federal	$—	$—	$(291)
State	—	—	—
Foreign	140	226	626

Total deferred tax expense	$140	$226	$335

Total tax expense	$425	$607	$901

Sumo Logic, Inc.

Notes to Consolidated Financial Statements—(Continued)

A reconciliation of the Company’s effective income tax rate to the expected income tax rate, computed by applying the federal statutory income tax rate of 32.9%, 21.0%, and 21.0% for the years ended January 31, 2018, 2019, and 2020 respectively, to the Company’s loss before provision for income taxes, is as follows:

	Year Ended January 31,
	2018	2019	2020
Federal tax statutory rate	32.9%	21.0%	21.0%
State tax, net of federal tax effect	—	—	3.2
Change in valuation allowance	38.4	(20.2)	(26.7)
Nondeductible expenses	(1.8)	(2.0)	(2.3)
Effect of foreign operations	0.1	(0.3)	(0.2)
Tax credits	1.0	1.4	6.5
Change in U.S. federal statutory tax rate	(71.0)	—	—
Deemed repatriation transition tax	(0.8)	—	—
Other	(0.1)	(1.2)	(2.5)

Total	(1.3)%	(1.3)%	(1.0)%

The Company’s significant components of its deferred tax assets and liabilities were as follows (in thousands):

	As of January 31,
	2019	2020
Deferred tax assets:
Accruals and reserves	$970	$1,946
Deferred revenue	1,046	1,367
Net operating loss carryforwards	53,696	80,432
Tax credit carryforwards	4,464	10,624
Stock-based compensation	1,057	2,700

Gross deferred tax assets	$61,233	$97,069
Less: valuation allowance	(59,307)	(92,214)

Total deferred tax assets	$1,926	$4,855

Deferred tax liabilities:
Property and equipment	$(345)	$(3,687)
Deferred sales commissions	(2,240)	(2,357)

Total deferred tax liabilities	$(2,585)	$(6,044)

Net deferred tax liabilities	$(659)	$(1,189)

A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. Management believes that, based on a number of factors, it is more likely than not that the U.S. federal and state net deferred tax assets will not be fully realized, such that a full valuation allowance has been recorded. A valuation allowance of $59.3 million and $92.2 million has been established by the Company as of January 31, 2019 and 2020 respectively. The net change in the valuation allowance during the year ended January 31, 2018 was a decrease of $11.1 million primarily due to the change in the federal statutory tax rate, partially offset by current year losses. The net change in the valuation allowance during the year ended January 31, 2019 was an increase of $11.5 million primarily due to current year losses. The net change in the

Sumo Logic, Inc.

Notes to Consolidated Financial Statements—(Continued)

valuation allowance during the year ended January 31, 2020 was an increase of $32.9 million primarily due to current year losses.

As of January 31, 2020, the Company had net operating loss carryforwards of $321.0 million for U.S. federal and $176.0 million for U.S. state income tax purposes available to offset future taxable income. The net operating losses generated during the year ended January 31, 2020 can be carried forward indefinitely for federal purposes. The federal net operating losses generated before the year ended January 31, 2020 carry forward for a 20-year period and if unutilized will begin to expire in 2030. The California and other states’ net operating loss carryforwards begin to expire in 2030. The Company also had research tax credit carryforwards of $9.0 million for U.S. federal and $6.0 million for U.S. state income tax purposes. The federal research tax credits expire beginning in 2030, and the U.S. state tax credits can be carried forward indefinitely.

Internal Revenue Code Section 382 places a limitation (the “Section 382 Limitation”) on the amount of taxable income that can be offset by net operating loss carryforwards after a change in control (generally greater than a 50% change in ownership) of a loss corporation. Generally, after a control change, a loss corporation cannot deduct operating loss carryforwards in excess of the Section 382 Limitation. Due to these “change in ownership” provisions, utilization of the net operating loss and income tax credit carryforwards may be subject to an annual limitation regarding their utilization against taxable income in future periods. The Company did not have any changes in ownership that would result in any Section 382 limitations through January 31, 2020.

The Company files income tax returns in the United States federal jurisdiction and several U.S. state jurisdictions. The Company also files income tax returns in various foreign jurisdictions. For jurisdictions in which tax filings are made, the Company is generally subject to income tax examination for all fiscal years since inception. The Company is subject to federal income tax as well as income tax in multiple state and foreign jurisdictions. Due to the Company’s net operating loss carryforwards, all tax years since inception remain subject to adjustment for United States federal tax returns. There are tax years which remain subject to examination in various other jurisdictions that are not material to the Company’s consolidated financial statements.

The following shows the changes in the gross amount of unrecognized tax benefits (in thousands):

	Year Ended January 31,
	2018	2019	2020
Unrecognized tax benefits, beginning of year	$1,336	$1,279	$2,119
Increase related to prior year tax positions	—	279	382
Decreases related to prior year tax positions	(351)	—	(65)
Increases related to current year tax positions	294	561	816

Unrecognized tax benefits, end of year	$1,279	$2,119	$3,252

As of January 31, 2020, the Company had $3.0 million of unrecognized tax benefits that, if recognized, would affect the effective tax rate. The Company recognizes interest accrued related to unrecognized tax benefits and penalties as income tax expense. Related to the unrecognized tax benefits noted above, the Company did not accrue any penalties or interest during the years ended January 31, 2018, 2019, or 2020.

In addition, the Company is subject to the continuous examination of its income tax returns by the IRS and other tax authorities. The Company’s federal and state income tax returns for fiscal years subsequent to 2010 remain open to examination. In the Company’s major foreign jurisdictions – India and Poland – the tax years subsequent to 2016 remain open to examination. The Company regularly assesses the likelihood of adverse outcomes resulting from examinations to determine the adequacy of its provision for income taxes, and monitors

Sumo Logic, Inc.

Notes to Consolidated Financial Statements—(Continued)

the progress of ongoing discussions with tax authorities and the impact, if any, of the expected expiration of the statute of limitations in various taxing jurisdictions. The Company believes that an adequate provision has been made for any adjustments that may result from tax examinations. However, the outcome of tax audits cannot be predicted with certainty. If any issues addressed in the Company’s tax audits are resolved in a manner not consistent with management’s expectations, the Company could be required to adjust its provision for income taxes in the period such resolution occurs. Although the timing of the resolution or closure of audits is not certain, the Company does not believe that it is reasonably possible that its unrecognized tax benefits could change within the next 12 months.

For the Six Months Ended July 31, 2019 and 2020 (unaudited)

Accounting for income taxes for interim periods generally requires the provision for income taxes to be determined by applying an estimate of the annual effective tax rate for the full fiscal year to income or loss before income taxes, adjusted for discrete items, if any, for the reporting period. The Company updates its estimate of the annual effective tax rate each quarter and makes a cumulative adjustment in such period.

The Company recorded income tax expense of $0.4 million and $0.3 million for the six months ended July 31, 2019 and 2020, respectively. Income tax expense consists primarily of income taxes in foreign jurisdictions in which the Company conducts business. Due to the Company’s history of losses in the United States, a full valuation allowance on substantially all of the Company’s deferred tax assets, including net operating loss carryforwards, research and development tax credits, capitalized research and development, and other book versus tax differences, was maintained.

The Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was enacted by the United States on March 27, 2020. The CARES Act did not have a material impact on the Company’s provision for income taxes for the six months ended July 31, 2020.

14. Net Loss per Share

Basic net loss per share attributable to the Company’s common stockholders is computed by dividing the net loss attributable to the Company’s common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net loss per share is the same as basic net loss per share for all years presented because the effects of potentially dilutive items were anti-dilutive given the Company’s net loss position in each period presented.

The following table presents the calculation of basic and diluted net loss per share (in thousands, except per share data):

	Year Ended January 31,			Six Months Ended July 31,
	2018	2019	2020	2019	2020
				(unaudited)
Numerator:
Net loss attributable to common stockholders	$(32,435)	$(47,789)	$(92,137)	$(29,002)	$(35,782)
Denominator:
Weighted-average number of shares used in computing net loss per share	11,092	12,314	14,907	13,598	18,522
Net loss per share attributable to common stockholders:

Net loss per share, basic and diluted	$(2.92)	$(3.88)	$(6.18)	$(2.13)	$(1.93)

Sumo Logic, Inc.

Notes to Consolidated Financial Statements—(Continued)

The following potential common shares were excluded from the calculation of diluted net loss per share because their effect would have been anti-dilutive for the periods presented (in thousands):

	Year Ended January 31,			Six Months Ended July 31,
	2018	2019	2020	2019	2020
				(unaudited)
Stock options	18,409	22,911	27,841	25,428	26,728
RSUs(a)	—	—	—	—	2,909
Redeemable convertible preferred stock warrants	22	22	32	32	32
Contingently issuable shares	36	—	—	—	—
Shares subject to repurchase	30	—	270	322	238
Assumed options for Jask Labs acquisition	—	—	234	—	175
Issuable shares for Jask Labs acquisition	—	—	799	—	576
Redeemable convertible preferred stock	53,776	53,776	63,762	63,762	63,762

Total anti-dilutive securities	72,273	76,709	92,938	89,544	94,420

(a)	The RSUs are subject to both service-based and performance-based vesting conditions, and the performance-based vesting conditions were not considered probable as of July 31, 2020 (unaudited).

Unaudited Pro Forma Net Loss Per Share

The Company has provided pro forma basic and diluted net loss per share to give effect to the automatic conversion of all shares of the Company’s outstanding redeemable convertible preferred stock into shares of common stock as though the conversion happened as of the beginning of the period. The numerator in the unaudited pro forma net loss per share calculation has been adjusted to remove gains or losses resulting from the remeasurement of the redeemable convertible preferred stock warrant liability as the warrants will be converted into warrants to purchase common stock and the related redeemable convertible preferred stock warrant liability will be reclassified to additional paid-in capital. The following table presents the calculation of pro forma basic and diluted net loss per share (in thousands, except per share data):

	Year Ended January 31, 2020	Six Months Ended July 31, 2020
Numerator:
Net loss attributable to common stockholders	$(92,137)	$(35,782)
Pro forma adjustment to remove losses (gains) resulting from remeasurement of the redeemable convertible preferred stock warrant liability	94	57

Pro forma net loss attributable to common stockholders, basic and diluted	$(92,043)	$(35,725)

Denominator:
Weighted-average number of shares used in computing net loss per share, basic and diluted	14,907	18,522
Pro forma adjustment to reflect assumed conversion of redeemable convertible preferred stock into common stock	61,327	63,762

Weighted-average number of shares used in computing pro forma net loss per share, basic and diluted	76,234	82,284

Pro forma net loss per share, basic and diluted	$(1.21)	$(0.43)

Sumo Logic, Inc.

Notes to Consolidated Financial Statements—(Continued)

15. Subsequent Events

The Company has evaluated subsequent events through April 7, 2020, which is the date the consolidated financial statements were available to be issued. Except as noted below, the Company has concluded that no events or transactions have occurred that may require disclosure in the accompanying consolidated financial statements.

Subsequent to January 31, 2020, the Company granted options for 1,412,000 shares of common stock, subject to service-based vesting conditions, with a weighted-average exercise price of $12.12 per share to employees. Additionally, the Company granted 2,804,800 restricted stock units to employees and directors that are subject to service-based and performance-based vesting conditions. The service-based vesting condition is generally satisfied over four years, while the performance-based vesting conditions are satisfied upon the occurrence of (a) a liquidity event, defined as the earlier of (i) the first quarterly vesting date following the expiration of the market stand-off provision following the effective date of a registration statement for an IPO, (ii) the date of a “change in control,” both subject to continued service, and, in certain cases, (b) upon the achievement of certain other performance metrics.

In March 2020, the Company borrowed $24.3 million under its revolving line of credit facility with Silicon Valley Bank, which represents substantially all of the available funds to borrow under this facility.

In March 2020, the Company’s board of directors authorized an additional 3.0 million shares of common stock under the 2010 Plan.

16. Subsequent Events (unaudited)

The Company has evaluated subsequent events through August 31, 2020, which is the date the unaudited interim consolidated financial statements were available to be issued. Except as noted below, the Company has concluded that no events or transactions have occurred that may require disclosure in the accompanying unaudited interim consolidated financial statements.

Subsequent to July 31, 2020, the Company granted options for 1,500 shares of common stock, subject only to service-based vesting conditions, with a weighted-average exercise price of $12.12 per share to employees.

INDEPENDENT AUDITOR’S REPORT

Board of Directors

Jask Labs Inc.

Austin, Texas

We have audited the accompanying consolidated financial statements of Jask Labs Inc. (a Delaware corporation), which comprise the consolidated balance sheets as of December 31, 2018 and October 25, 2019, and the related consolidated statements of operations and comprehensive loss, consolidated statements of redeemable convertible preferred stock and stockholders’ deficit, and consolidated statements cash flows for the year ended December 31, 2018 and period ended October 25, 2019, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Jask Labs Inc. as of December 31, 2018 and October 25, 2019, and the results of their operations and their cash flows for the year ended December 31, 2018 and period ended October 25, 2019 in accordance with accounting principles generally accepted in the United States of America.

/s/ Armanino LLP

ArmaninoLLP

January 10, 2020	San Francisco, California

Jask Labs Inc.

Consolidated Balance Sheets

(In thousands, except par value)

	As of December 31, 2018	As of October 25, 2019
Assets
Current assets:
Cash	$7,497	$782
Restricted cash	300	300
Accounts receivable	2,062	503
Deferred sales commissions, current	339	1,392
Prepaid expenses and other current assets	1,110	620

Total current assets	11,308	3,597
Property and equipment, net	475	367
Intangible assets, net	52	34
Deferred sales commissions, noncurrent	642	248
Other noncurrent assets	109	39

Total assets	$12,586	$4,285

Liabilities, redeemable convertible preferred stock and stockholders’ deficit
Current liabilities:
Accounts payable	$609	$1,760
Deferred revenue, current	1,120	2,669
Term loans, current	864	1,476
Accrued and other current liabilities	3,015	3,694

Total current liabilities	5,608	9,599
Deferred revenue, noncurrent	472	396
Term loans, noncurrent	1,342	3,009

Total liabilities	7,422	13,004

Commitments and contingencies (Note 5)
Redeemable convertible preferred stock—$0.00001 par value; authorized shares of 25,786 and 30,792 as of December 31, 2018 and October 25, 2019, respectively; issued and outstanding shares of 25,762 and 30,217 as of December 31, 2018 and October 25, 2019, respectively; (liquidation value of $39,400 and $47,401 as of December 31, 2018 and October 25, 2019, respectively)	39,155	47,093
Stockholders’ deficit:
Common stock, $0.00001 par value; authorized shares of 51,000 and 55,000 as of December 31, 2018 and October 25, 2019, respectively; issued and outstanding shares of 12,025 and 14,082 as of December 31, 2018 and October 25, 2019, respectively	—	—
Additional paid-in-capital	688	1,413
Accumulated other comprehensive income	—	2
Accumulated deficit	(34,679)	(57,227)

Total stockholders’ deficit	(33,991)	(55,812)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$12,586	$4,285

The accompanying notes are an integral part of these consolidated financial statements.

Jask Labs Inc.

Consolidated Statements of Operations and Comprehensive Loss

(In thousands)

	Year Ended December 31, 2018	January 1 to October 25, 2019
Revenue	$904	$2,917
Costs and expenses:
Cost of revenue	3,026	4,220
Research and development	7,965	6,862
Sales and marketing	11,702	9,848
General and administrative	4,391	4,270

Total costs and expenses	27,084	25,200

Loss from operations	(26,180)	(22,283)
Interest expense	(129)	(278)
Other income, net	—	17

Loss before provision for income taxes	(26,309)	(22,544)
Provision for income taxes	1	4

Net loss	$(26,310)	$(22,548)

Other comprehensive income
Foreign currency translation adjustments, net	—	2

Comprehensive loss	$(26,310)	$(22,546)

The accompanying notes are an integral part of these consolidated financial statements.

Jask Labs Inc.

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

(In thousands)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at December 31, 2017	11,784	$14,205	12,000	$—	$87	$—	$(8,369)	$(8,282)
Issuance of Series A and B redeemable convertible preferred stock, net of issuance costs of $136	13,978	24,950	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	25	—	9	—	—	9
Issuance of common stock warrants	—	—	—	—	14	—	—	14
Stock-based compensation	—	—	—	—	578	—	—	578
Net loss	—	—	—	—	—	—	(26,310)	(26,310)

Balance at December 31, 2018	25,762	$39,155	12,025	$—	$688	$—	$(34,679)	$(33,991)

Issuance of Series B redeemable convertible preferred stock, net of issuance costs of $62	4,455	7,938	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	1,046	—	244	—	—	244
Issuance of common stock for restricted stock awards	—	—	1,011	—	—	—	—	—
Issuance of common stock warrants	—	—	—	—	17	—	—	17
Stock-based compensation	—	—	—	—	464	—	—	464
Foreign currency translation adjustments, net	—	—	—	—	—	2	—	2
Net loss	—	—	—	—	—	—	(22,548)	(22,548)

Balance at October 25, 2019	30,217	$47,093	14,082	$—	$1,413	$2	$(57,227)	$(55,812)

The accompanying notes are an integral part of these consolidated financial statements.

Jask Labs Inc.

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31, 2018	January 1 to October 25, 2019
Cash flows from operating activities
Net loss	$(26,310)	$(22,548)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	114	137
Accretion of interest expense	18	63
Amortization of debt discount	12	25
Amortization of deferred sales commissions	36	375
Stock-based compensation	578	464
Changes in operating assets and liabilities:
Accounts receivable	(1,819)	1,560
Deferred sales commissions	(1,017)	(1,034)
Prepaid expenses and other current assets	(762)	522
Other noncurrent assets	82	38
Accounts payable	328	1,151
Deferred revenue	1,162	1,473
Accrued and other current liabilities	2,792	679

Net cash used in operating activities	(24,786)	(17,095)

Cash flows from investing activities:
Purchases of property and equipment	(504)	(12)
Purchase of intangible assets	(69)	—

Net cash used in investing activities	(573)	(12)

Cash flows from financing activities:
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs	24,914	7,938
Proceeds from exercise of common stock options	9	244
Borrowings on term loan, net of issuance costs	1,982	2,974
Repayments of term loan	(280)	(766)

Net cash provided by financing activities	26,625	10,390

Effect of exchange rate differences on cash and cash equivalents	—	2
Change in cash and cash equivalents and restricted cash	1,266	(6,715)

Cash, cash equivalents and restricted cash:
Beginning of year	$6,531	$7,797
End of year	7,797	1,082
Non-cash investing and financing activities
Issuance of common stock warrants	$14	$17
Conversion of SAFE agreement into redeemable convertible preferred stock	36	—

Supplemental disclosures
Cash paid for interest	$82	$177
Cash paid for income taxes	1	4

The accompanying notes are an integral part of these consolidated financial statements.

Jask Labs Inc.

Notes to Financial Statements

1.	Description of Business and Basis of Presentation

Organization and Nature of Operations

Jask Labs Inc. (the “Company”, “we”, “us”, or “our”) was incorporated in Delaware in October 2015 and is a software company with a platform that offers a cloud-native autonomous security operations center solution.

Effective February 12, 2018, the Company completed a stock split of its common stock at a ratio of 4-for-1 shares. All data on common stock and preferred stock herein has been retroactively adjusted to reflect this stock split.

Basis of Presentation

The Company’s consolidated financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Certain balances have been reclassified on the Company’s consolidated financial statements to conform to the current period presentation. These amounts were not material to the fiscal 2018 financial statements.

In March 2019, a marketing entity was incorporated in the United Kingdom as a wholly-owned subsidiary of the Company. The Company’s consolidated financial statements and accompanying notes include the accounts of the Company and its wholly-owned subsidiary. All intercompany accounts and transactions have been eliminated in consolidation.

On October 25, 2019, the Company was acquired by Sumo Logic, Inc. (“Sumo Logic”). As a result, the comparative consolidated financial statements for fiscal 2019 only include a period from January 1 to October 25, 2019. See Note 11 for further details regarding the acquisition.

2.	Summary of Significant Accounting Policies

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, as of the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. These estimates are based on information available as of the date of the consolidated financial statements and may involve subjective or significant judgment by the Company; therefore, actual results could differ from the Company’s estimates. The Company’s accounting policies that involve subjective or significant judgment include revenue recognition, period of benefit for deferred sales commissions, assumptions used for estimating the fair value of common stock to calculate stock-based compensation, certain accrued liabilities, and valuation allowances associated with income taxes.

Foreign Currency Transactions

The functional currency of the Company’s foreign subsidiary is the British Pound. All asset and liability accounts of the foreign subsidiary are translated into U.S. dollars using the exchange rate on the consolidated balance sheet date. Adjustments resulting from translating foreign functional currency financial statements into U.S. dollars are recorded as a separate component on the consolidated statements of

Jask Labs Inc.

Notes to Financial Statements

operations and comprehensive loss. Equity transactions are translated using historical exchange rates. Expenses are translated using the average exchange rate during the year. Foreign currency transaction gains and losses are included in other income, net in the Company’s consolidated statements of operations and comprehensive loss and were not significant for the period from January 1, 2019 through October 25, 2019. As the Company did not have a foreign subsidiary during the year ended December 31, 2018, no foreign currency transactions are included in other income, net in the Company’s consolidated statements of operations and comprehensive loss.

Concentration of Credit Risk and Significant Customers

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and accounts receivable. The Company primarily holds its cash in deposit accounts with high quality financial institutions, which are subject to Federal Deposit Insurance Corporation (“FDIC”) limits. However, at various times during the year ended December 31, 2018 and for the period from January 1, 2019 through October 25, 2019, the Company’s cash deposits exceeded these FDIC insurance limits. Sales are generally billed up front, and the Company has the ability to remove a customer’s access to their platform in the case of non-payment.

As of December 31, 2018, two customers accounted for more than 89% of total accounts receivable. As of October 25, 2019, two customers accounted for 83% of total accounts receivable.

During the year ended December 31, 2018, no customers accounted for 10% or more of total revenue. During the period from January 1, 2019 through October 25, 2019, two customers accounted for 10% or more of total revenue.

Restricted Cash

Restricted cash consists of cash held in reserve accounts related to operating lease obligations.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable consist of amounts billed and currently due from customers. The Company’s accounts receivable are subject to collection risk. Gross accounts receivable is adjusted for estimated losses resulting from the inability of the Company’s customers to fulfill their payment obligations. There was no allowance for doubtful accounts relating to the Company’s accounts receivable at December 31, 2018 or October 25, 2019.

Deferred Sales Commissions

The Company capitalizes certain commissions, including related payroll taxes, earned by the Company’s sales force, which are considered to be incremental costs that would not be incurred absent the contract, and recoverable costs of acquiring a contract with a customer.

Commissions earned on the initial acquisition of a contract are amortized over a period of benefit of three years on a straight-line basis. The period of benefit is estimated by considering factors such as the expected life of the Company’s subscription contracts, historical customer attrition rates, technological life of the Company’s platform, the impact of competition in its industry, as well as other factors.

Jask Labs Inc.

Notes to Financial Statements

There was no impairment loss in relation to deferred sales commissions for the year ended December 31, 2018 or for the period from January 1, 2019 through October 25, 2019. Sales commissions that will be amortized within the next twelve months are included in deferred sales commissions, current, on the consolidated balance sheets. Any sales commissions that will be amortized in any period subsequent to the next twelve months are included in deferred sales commissions, noncurrent, on the consolidated balance sheets.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation expense is computed using the straight-line method over the estimated useful lives of the assets. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. Costs of maintenance and repairs that do not improve or extend the lives of the respective assets are expensed as incurred. Upon retirement or sale, the cost and related accumulated depreciation and amortization are removed from the Company’s consolidated balance sheets and the resulting gain or loss is reflected in the Company’s consolidated statements of operations and comprehensive loss.

The following table presents the estimated useful lives of property and equipment:

Useful Life
Computers and equipment	3 years
Furniture and fixtures	7 years
Leasehold improvements	Shorter of lease term or estimated useful life of 5 years

Intangible Assets

Intangible assets are recorded at cost, net of accumulated amortization. Intangible assets are amortized on a straight-line basis over an estimated useful life of three years. Amortization costs are included in cost of revenue within the consolidated statements of operations and comprehensive loss. Long-lived assets, including intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. There was no impairment of intangible assets recorded for the year ended December 31, 2018 or the period from January 1, 2019 through October 25, 2019.

Deferred Rent

The Company leases real estate facilities under operating leases. For leases that contain rent escalation or rent concession provisions, the Company records the total rent expense during the lease term on a straight-line basis over the term of the lease. The Company records the difference between the rent paid and the straight-line rent expense as a deferred rent liability within accrued and other current liabilities on the accompanying consolidated balance sheets.

Deferred Revenue

Deferred revenue consists of customer billings or payments received in advance of revenue recognition. The Company generally invoices its customers on an annual up-front basis. Deferred revenue that will be recognized during the next twelve months is recorded as current deferred revenue, and the remaining portion is recorded as noncurrent.

Jask Labs Inc.

Notes to Financial Statements

Revenue Recognition

In accordance with Accounting Standards Codification 606, revenue is recognized when a customer obtains control of promised services. The amount of revenue recognized reflects the consideration the Company expects to be entitled to receive in exchange for these services. The Company determines revenue recognition through the following steps:

•	Identification of the contract, or contracts, with the customer

•	Identification of the performance obligations in the contract

•	Determination of the transaction price

•	Allocation of the transaction price to the performance obligations in the contract

•	Recognition of the revenue when, or as, the Company satisfies a performance obligation

The Company generates subscription fees from customers accessing the Company’s cloud platform service, a hosted service which provides security analysts visibility to monitor infrastructure and assess impact and context of attacks. Additionally, the analyzed data is stored on the platform and refreshed throughout the service term with updated data. Subscription arrangements with customers do not provide the customer with the right to take possession of the Company’s cloud platform at any time. Instead, customers are granted continuous access to the platform over the contractual period. A time-elapsed method is used to measure progress as control is transferred evenly over the contractual period. Accordingly, the fixed transaction price related to subscription fees are generally recognized on a straight-line basis over the contract term, commencing on the date the service is made available to the customer and all other revenue recognition criteria have been met.

The typical subscription term is one to three years. Most of the contracts are non-cancelable over the contractual term. The Company’s policy is to exclude sales and other indirect taxes when measuring the transaction price of its subscription agreements.

Cost of Revenue

Cost of revenue consists primarily of personnel and related costs, hosting costs, amortization of intangible assets, as well as other allocated costs. These costs are expensed as incurred.

Research and Development Costs

The Company charges costs related to research, design, and development of products to research and development expense as incurred. These costs consist primarily of personnel and related expenses, contractor and consulting fees related to the design, development, testing, and enhancement of the Company’s platform, and software, hardware, and third-party hosting costs related to research and development activities.

Advertising and Promotion Costs

Costs related to advertising and promotions of products and services are charged to sales and marketing expense as incurred. The Company incurred $219,000 and $65,000 in advertising and promotion expenses for the year ended December 31, 2018, and the period from January 1, 2019 to October 25, 2019, respectively.

Jask Labs Inc.

Notes to Financial Statements

Stock-Based Compensation

The Company measures and recognizes compensation expense for all stock-based payment awards, including stock options granted to employees and directors based on the estimated fair values on the date of the grant.

The fair value of options granted is estimated on the grant date using the Black-Scholes option pricing model. This pricing model for stock-based compensation expense requires the Company to make assumptions and judgments about the variable inputs used in the Black-Scholes model.

Determination of all of these assumptions involves the Company’s best estimates at that time, which impact the fair value of the option calculated under the Black-Scholes methodology, and ultimately the expense that will be recognized over the life of the option. See Note 8 for the inputs and assumptions used to determine the fair value of options granted in each period presented.

The Company recognizes stock-based compensation expense on a straight-line basis over the service period, net of actual forfeitures.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the consolidated financial statements and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse.

The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize its deferred tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

The Company recognizes interest and penalties related to unrecognized tax benefits on the income tax expense line in the accompanying consolidated statements of operations and comprehensive loss. Accrued interest and penalties are included on the related tax liability line in the consolidated balance sheets.

Jask Labs Inc.

Notes to Financial Statements

Other Comprehensive Income

Other comprehensive income includes amounts recorded in equity that are not the result of transactions with stockholders. During the period from January 1, 2019 to October 25, 2019, other comprehensive income amounted to $2,000, which consisted of unrealized gains from foreign currency translation adjustments, net of tax.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This guidance is intended to increase transparency and comparability among organizations by recognizing lease assets and liabilities on the consolidated balance sheets and disclosing key information about lease arrangements. In July 2018, the FASB issued ASU No. 2018-10, Codification Improvements to Topic 842, Leases. The new guidance will be effective for annual periods beginning after December 15, 2019, and interim periods thereafter. Early adoption is permitted for all entities. The Company is currently reviewing this guidance to assess the potential impact on the consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230)—Restricted Cash. The amendments in this update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flow. The amendments do not provide a definition of restricted cash or restricted cash equivalents. The Company adopted this guidance as of January 1, 2018 and has presented the consolidated statements of cash flows in accordance with this update.

In June 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718) Improvements to Nonemployee Share-Based Payment Accounting. The amendments in the updated guidance expand the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. The amendments specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The amendments in the update are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted, but no earlier than an entity’s adoption date of Topic 606. The Company is currently reviewing this guidance to assess the potential impact on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes (Topic 740). The amendments in the updated guidance simplify the accounting for income taxes by removing certain exceptions and improving consistent application of other areas of the topic by clarifying the guidance. The amendments in this update are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. The Company is currently reviewing this guidance to assess the potential impact on its consolidated financial statements.

Jask Labs Inc.

Notes to Financial Statements

3.	Balance Sheet Components

Cash and Restricted Cash

A reconciliation of cash and restricted cash to the consolidated statements of cash flows is as follows (in thousands):

	As of January 1, 2018	As of December 31, 2018	As of October 25, 2019
Cash	$6,356	$7,497	$782
Restricted cash	175	300	300

Total cash and restricted cash	$6,531	$7,797	$1,082

Prepaid Expenses and Other Current Assets

Components of prepaid expenses and other current assets were as follows (in thousands):

	As of December 31,	As of October 25,
	2018	2019
Prepaid marketing expenses	$298	$181
Other prepaid operating expenses	396	179
Other current assets	416	260

Total prepaid expenses and other current assets	$1,110	$620

Property and Equipment, net

Components of property and equipment, net, are as follows (in thousands):

	As of December 31,	As of October 25,
	2018	2019
Computers and equipment	$299	$311
Furniture and fixtures	210	210
Leasehold improvements	75	75

Total property and equipment, gross	584	596
Less: Accumulated depreciation and amortization	(109)	(229)

Total property and equipment, net	$475	$367

Depreciation and amortization expense of property and equipment for the year ended December 31, 2018 and the period from January 1, 2019 to October 25, 2019 was $97,000 and $120,000, respectively.

Intangible Assets

Intangible assets consist of a domain name with a value of $69,000. As of December 31, 2018, and October 25, 2019 the accumulated amortization of the intangible assets was $17,000 and $35,000, respectively. The Company recorded $17,000 and $18,000 of amortization expense during the year ended December 31, 2018 and the period from January 1, 2019 to October 25, 2019, respectively.

Jask Labs Inc.

Notes to Financial Statements

Future amortization expense related to the acquired developed technology is as follows (in thousands):

Amortization Expense
2019 (a)	$5
2020	23
2021	6

$34

(a)	Represents period from October 26, 2019 to December 31, 2019

Accrued and Other Current Liabilities

Components of accrued and other current liabilities were as follows (in thousands):

	As of December 31, 2018	As of October 25, 2019
Customer deposits	$1,582	$995
Employee related	167	825
Accrued legal expenses	17	788
Accrued sales commissions	535	328
Accrued hosting expenses	441	327
Deferred rent	102	110
Accrued other operating expenses	171	321

Total accrued and other current liabilities	$3,015	$3,694

4.	Borrowings

Term Loan

In May 2016, the Company entered into a loan and security agreement (“Term Loan”), with a financial institution which allowed for borrowings up to $750,000 across two tranches. The first tranche was available through December 31, 2016 and allowed for borrowings of up to $400,000, with a minimum borrowing of $250,000. The second tranche allowed for borrowings of up to $350,000 through March 31, 2017, with a minimum borrowing of $250,000. The term loan matured on September 1, 2019 and is secured by collateral including the Company’s equipment, intangibles, and accounts receivable. The Term Loan provides that the Company may not pay or declare any dividends on its common stock. Outstanding balances under the Term Loan accrue interest at a floating rate per annum equal to the prime rate plus 1.75% (7.25% at December 31, 2018). Interest only payments are due on the first day of the month, for three months following funding, followed by thirty equal monthly payments of principal and interest. As of December 31, 2018, the Company had $210,000 outstanding under the Term Loan. The Term Loan matured and was repaid in full in September 2019.

Supplemental Term Loan

In May 2018, the Company entered into a loan and security agreement (“Supplemental Term Loan”), with a financial institution which allowed for borrowing up to $2,000,000. Each advance under the Supplemental Term Loan must be in a minimum amount of $250,000, provided that the final advance under the

Jask Labs Inc.

Notes to Financial Statements

Supplemental Term Loan can equal the amount that has not yet been drawn. Outstanding balances under the Term Loan accrue interest at a floating rate per annum equal to the prime rate plus 0.75% (5.75% at October 25, 2019). Interest only payments are due on the first day of the month, for seven months following an advance, followed by thirty-six equal monthly payments of principal and interest. The Company may prepay the Supplemental Term Loan in whole or in part without penalty. The Supplemental Term Loan matures on December 1, 2021, at which point a final payment of $60,000 is due. The Supplemental Term Loan is secured by collateral including the Company’s equipment, intangibles, and accounts receivable. The Supplemental Term Loan provides that the Company may not pay or declare any dividends on its common stock. The Company will accrete the final payment over the term of the loan. In connection with the Supplemental Term Loan, the Company paid $17,000 in debt issuance costs, which are being amortized to interest expense over the term of the loan. As of December 31, 2018, the Company had $1,996,000 outstanding under the Supplemental Term Loan. As of October 25, 2019, the Company had $1,471,000 outstanding under the Supplemental Term Loan.

NGC Term Loan

In January 2019, the Company entered into a new growth capital term loan agreement (“NGC Term Loan”), with a financial institution which allowed for borrowing up to $3,000,000. Each advance under the NGC Term Loan must be in a minimum amount of $250,000, provided that the final advance under the NGC Term Loan can equal the amount that has not yet been drawn. Outstanding balances under the NGC Term Loan accrue interest at a floating rate per annum equal to the greater of the prime rate less 1% or 3.50% (4.50% at December 31, 2018). Interest only payments are due on the first day of the month following an advance followed by thirty-six equal monthly payments of principal and interest. The Company may prepay the NGC Term Loan in whole or in part without penalty. The NGC Term Loan matures on December 1, 2022 and is secured by collateral including the Company’s equipment, intangibles, and accounts receivable. The NGC Term Loan provides that the Company may not pay or declare any dividends on its common stock. In connection with the NGC Term Loan, the Company paid $26,000 in debt issuance costs, which are being amortized to interest expense over the term of the loan. As of October 25, 2019, the Company had $3,014,000 outstanding under the NGC Term Loan. As part of the NGC Term Loan, the Company entered into a revolving line of credit agreement under which advances could be made to the Company of up to $2,000,000 (“the Revolving LOC”). The Revolving LOC matures on January 23, 2020, at which point the principal on all advances and any unpaid interest are due. Amounts borrowed under the Revolving LOC may be repaid and reborrowed prior to the Revolving LOC maturity date. As of October 25, 2019, no amounts had been borrowed under the Revolving LOC.

The future maturities of the Company’s outstanding debt are as follows (in thousands):

Year Ended December 31,
2019 (a)	$106
2020	1,644
2021	1,695
2022	1,040

$4,485

(a)	Represents period from October 26, 2019 to December 31, 2019

Warrants to Purchase Common Stock

In May 2016, in connection with the Term Loan, the Company issued a warrant to purchase 90,148 shares of its common stock. The warrant exercise price is $0.10 per share, and it expires on May 27, 2026. The

Jask Labs Inc.

Notes to Financial Statements

warrant fair value of $6,000 as of the date of issuance was recorded as a debt discount and additional paid-in capital in the accompanying consolidated balance sheets. See Note 8 for more details on the valuation of the common stock warrants.

In May 2018, in connection with the Supplemental Term Loan, the Company issued a warrant to purchase 54,400 shares of its common stock. The warrant exercise price is $0.355 per share and it expires on May 7, 2028. The warrant fair value of $14,000 as of the date of issuance was recorded as a debt discount and additional paid-in capital in the accompanying consolidated balance sheets. See Note 8 for more details on the valuation of the common stock warrants.

In January 2019, in connection with the NGC Term Loan, the Company issued a warrant to purchase 50,100 shares of its common stock. The warrant exercise price is $0.48 per share and it expires on January 24, 2029. The warrant fair value of $17,000 as of the date of issuance was recorded as a debt discount and additional paid-in capital in the accompanying consolidated balance sheets. See Note 8 for more details on the valuation of the common stock warrants.

5.	Commitments and Contingencies

Lease Commitments

The Company has entered into various operating leases for its facilities, expiring between 2019 and 2023. Certain operating leases contain provisions under which monthly rent escalates over time. When lease agreements contain escalating rent clauses or free rent periods, the Company recognizes rent expense on a straight-line basis over the term of the lease.

Rent expense was $614,000 and $421,000 for the year ended December 31, 2018 and the period from January 1, 2019 to October 25, 2019, respectively.

As of October 25, 2019, future minimum lease payments under noncancelable operating leases were as follows (in thousands):

Year Ended December 31,	Operating Lease Commitments
2019 (a)	$62
2020	377
2021	388
2022	399
2023	409

$1,635

(a)	Represents period from October 26, 2019 to December 31, 2019

Jask Labs Inc.

Notes to Financial Statements

Hosting and Other Commitments

As of October 25, 2019, future minimum commitments and other non-cancelable obligations were as follows (in thousands):

Year Ended December 31,	Hosting Commitments	Other Commitments
2019 (a)	$—	$—
2020	4,750	92
2021	5,000	100
2022	—	8

	$9,750	$200

(a)	Represents period from October 26, 2019 to December 31, 2019

Indemnifications

In the ordinary course of business, the Company includes standard indemnification provisions in most of its software-as-a-service (“SaaS”) revenue arrangements with its customers. Pursuant to these provisions, the Company indemnifies these parties for losses suffered or incurred in connection with its service, breach of representations or covenants, intellectual property infringement, or other claims made against certain parties. These provisions may limit the time within which an indemnification claim can be made but are generally perpetual any time after execution of the agreement. The maximum amount of potential future indemnification is generally unlimited. It is not possible to estimate the maximum potential amount under these indemnification agreements due to limited history of prior indemnification claims and the unique facts and circumstances involved in each agreement, and the Company does not believe a loss contingency is probable. The Company has not incurred significant expense defending its licensees against third-party claims, nor has it ever incurred significant expense under its standard service warranties. Accordingly, the Company has no liabilities recorded for potential claims under these agreements as of December 31, 2018 and October 25, 2019.

Litigation

From time to time, the Company may be a party to various claims in the normal course of business. Legal fees and other costs associated with such actions are expensed as incurred. The Company assesses, in conjunction with its legal counsel, the need to record a liability for litigation and contingencies. Reserve estimates are recorded when and if it is determined that a loss related to a certain matter is both probable and reasonably estimable.

In February 2019, the Company reached a settlement with a former employee who alleged entitlement to commissions earned in 2018 that the Company disputed. As of December 31, 2018, the Company recorded a liability of $206,000 in accrued expenses and other current liabilities related to this settlement. No losses were recorded for the period from January 1, 2019 to October 25, 2019.

There were no other liabilities for litigation or contingencies recorded as of October 25, 2019.

6.	Common Stock

The Company’s Amended and Restated Certificate of Incorporation authorized the Company to issue 51,000,000 shares and 55,000,000 shares of common stock at a par value of $0.00001 as of December 31,

Jask Labs Inc.

Notes to Financial Statements

2018 and October 25, 2019, respectively. As of December 31, 2018 and October 25, 2019, 12,025,000 and 14,082,000 shares of common stock were issued and outstanding, respectively.

Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when and if declared by the board of directors, subject to the prior rights of holders of all classes of stock outstanding. As of October 25, 2019, no dividends had been declared.

Shares of Common Stock Reserved for Future Issuance

The Company has reserved shares of its common stock as follows:

	As of December 31, 2018	As of October 25, 2019
Redeemable convertible preferred stock	25,762	30,217
Common stock warrants	145	195
Stock options outstanding	10,137	6,872
Future issuance under equity incentive plans	1,979	2,866

Total common stock shares reserved	38,023	40,150

7.	Redeemable Convertible Preferred Stock

At December 31, 2018, redeemable convertible preferred stock consisted of the following:

	Shares Authorized	Issued and Outstanding	Issuance Price Per Share	Conversion Price Per Share	Carrying Value	Liquidation Value
	(in thousands, except per share amount)
Series Seed	3,606	3,606	$0.62	$0.62	$2,250	$2,250
Series A	8,260	8,236	1.48	1.48	12,041	12,150
Series B	13,920	13,920	1.80	1.80	24,864	25,000

	25,786	25,762			$39,155	$39,400

At October 25, 2019, redeemable convertible preferred stock consisted of the following:

	Shares Authorized	Issued and Outstanding	Issuance Price Per Share	Conversion Price Per Share	Carrying Value	Liquidation Value
	(in thousands, except per share amount)
Series Seed	3,606	3,606	$0.62	$0.62	$2,250	$2,250
Series A	8,260	8,236	1.48	1.48	12,041	12,150
Series B	18,926	18,375	1.80	1.80	32,802	33,001

	30,792	30,217			$47,093	$47,401

Voting and Election of Directors

The holder of each share of preferred stock shall have the right to one vote for each share of common stock into which such preferred stock could then be converted, and with respect to such vote, such holder shall

Jask Labs Inc.

Notes to Financial Statements

have full voting rights and powers equal to the voting rights and powers of the holders of common stock. The holders of such shares of Series A, voting exclusively as a separate class, shall be entitled to elect two (2) directors. The holders of such shares of Series B, voting exclusively as a separate class, shall be entitled to elect one (1) director. The holders of outstanding common stock shall be entitled to elect two (2) directors. The holders of preferred stock and common stock (voting together as a single class and not as separate series, and on an as-converted basis) shall be entitled to elect any remaining directors of this corporation. At least a majority vote is required in order to elect Company directors.

Dividends

The Company’s preferred shareholders are entitled to receive dividends when and if declared by the Board of Directors. Such dividends are not cumulative. After payment of such dividends, any additional dividends or distributions shall be distributed among all holders of common stock and preferred stock in proportion to the number of shares of common stock that would be held by each such holder if all shares of preferred stock were converted to common stock at the then effective conversion rate. The dividend rate is $0.05 per annum for each share of Series Seed Preferred Stock, $0.12 per annum for each share of Series A Preferred Stock, and $0.14 per annum for each share of Series B Preferred Stock.

Liquidation Preferences

In the event of any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, the holders of Series Seed, Series A, and Series B Preferred Stock shall be entitled to receive, on a pari passu basis, prior and in preference to any distribution to holders of common stock an amount equal to their original issue prices of $0.62, $1.48, and $1.80 per share, respectively, together with any declared but unpaid dividends. The remaining proceeds are distributed to the common stock and converted preferred stock. If the assets are insufficient to make payment in full to all holders of Series Seed, Series A, and Series B Preferred Stock, the assets or consideration of the Company legally available for distribution shall be distributed ratably among the holders of the preferred stock in proportion to their liquidation preference.

Conversion

Each share of Series Seed, Series A, and Series B Preferred Stock, at the option of the holder, is convertible into the number of fully paid and nonassessable shares of common stock which results from dividing the initial issuance price per share of such shares by the conversion price per share in effect for the redeemable convertible preferred stock at the time of conversion.

Each share of Series Seed, Series A, and Series B Preferred Stock shall automatically be converted into shares of Common Stock at the conversion price at the time in effect for such share immediately upon the earlier of (i) the Corporation’s sale of the Company’s common stock in a firm commitment underwritten public offering pursuant to a registration statement on Form S-1 under the Securities Act of 1933, the offering price of which was not less than $50.0 million in the aggregate or (ii) the date specified by written consent or agreement of the holders of at a majority of the then outstanding shares of Preferred Stock.

Balance Sheet Presentation

The Company’s Amended and Restated Certificate of Incorporation does not provide that its preferred stock shall be redeemable at the option of the holder. However, there are potential redemption triggers that are outside the control of the Company. Accordingly, the Company has presented all shares of its preferred stock outside of permanent equity, or in the mezzanine section of its balance sheet.

Jask Labs Inc.

Notes to Financial Statements

Conversion of SAFE Agreement

In June 2017, the Company entered into a Simple Agreement for Future Equity agreement (“SAFE agreement”) with an investor, receiving $36,000 in exchange for the investor’s right to participate in a future equity financing. The SAFE agreement contained a number of conversion and redemption provisions, including settlement upon liquidity or dissolution events. In June 2018, the investor exercised its right to convert the SAFE agreement into 24,168 shares of Series A Preferred Stock.

8.	Equity Incentive Plans

In December 2015, the Company adopted the 2015 Stock Plan (the “2015 Plan”), which provided for the issuance of incentive stock options, non-qualified stock options, and restricted stock awards to eligible participants. Under the 2015 Plan, options to purchase common stock awards were granted at no less than 100% of the fair value of the Company’s common stock on the date of the grant, as determined by the board of directors (100% of fair value for incentive stock options and 110% of fair value in certain instances). The 2015 Plan allowed for grants of immediately exercisable options; however, the Company has the right to repurchase any unvested common stock upon termination of employment at the original exercise price. Options become exercisable at such times and under such conditions as determined by the board of directors. Options generally vest over a four-year period and have a maximum term of ten years.

In January 2018, the Company adopted the 2018 Stock Plan (the “2018 Plan”), which provided for the issuance of incentive stock options, non-qualified stock options, stock appreciation rights, stock awards, restricted stock awards, and restricted stock units to eligible participants. Under the 2018 Plan, options to purchase common stock awards were granted at no less than 100% of the fair value of the Company’s common stock on the date of the grant, as determined by the board of directors (100% of fair value for incentive stock options and 110% of fair value in certain instances). The 2018 Plan allowed for grants of immediately exercisable options; however, the Company has the right to repurchase any unvested common stock upon termination of employment at the original exercise price. Options become exercisable at such times and under such conditions as determined by the board of directors. Options generally vest over a four-year period and have a maximum term of ten years. In connection with the adoption of the 2018 Plan, the Company suspended the 2015 Plan.

Options

The fair value of each employee stock option award is estimated on the date of grant using the Black-Scholes option-pricing model using the assumptions in the table below. The expected term represents the period that the Company’s share-based awards are expected to be outstanding. The expected term assumptions were determined based on the vesting terms, exercise terms, and contractual lives of the options. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for the estimated option life. The expected stock price volatility is based upon comparable public company data. The Company does not currently issue dividends.

	Year Ended December 31,	January 1 to October 25,
	2018	2019
Expected life (in years)	5.1 - 6.1	5.1 - 6.1
Risk-free interest rate	2.64% - 2.99%	1.84% - 1.89%
Expected volatility	62.3% - 64.5%	64.9% - 65.5%
Expected dividend yield	—	—

Jask Labs Inc.

Notes to Financial Statements

The fair value of each non-employee stock option award is estimated on the date of grant using the Black-Scholes option-pricing model, and re-measured at each reporting period using the assumptions in the table below. The expected term represents the period that the Company’s share-based awards are expected to be outstanding. The expected term assumptions were determined based on the vesting terms, exercise terms, and contractual lives of the options. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for the estimated option life. The expected stock price volatility is based upon comparable public company data. The Company does not currently issue dividends.

	Year Ended December 31,	January 1 to October 25,
	2018	2019
Expected life (in years)	8.1 - 9.9	7.3 - 9.7
Risk-free interest rate	2.63% - 2.69%	1.61% - 2.69%
Expected volatility	66.5% - 66.1%	63.9% - 67.1%
Expected dividend yield	—	—

Option activity for the year ended December 31, 2018 and the period from January 1, 2019 to October 25, 2019 was as follows:

	Shares Available for Grant	Number of Shares	Options Outstanding
			Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
	(in thousands)	(in thousands)	(Years)		(in thousands)
Balances at December 31, 2017	4,367	1,629	$0.15	6.64	$542
Additional shares authorized	10,746	—
Options granted	(9,554)	9,554	0.40
Options exercised	—	(25)	0.36		3
Options cancelled	1,021	(1,021)	0.30
Retirement of shares under the 2015 Plan	(4,601)	—

Balances at December 31, 2018	1,979	10,137	$0.37	9.11	$1,107

Additional shares authorized	—	—
Options granted	(2,273)	2,273	0.48
Options exercised	—	(1,046)	0.27		222
Options cancelled	4,492	(4,492)	0.39
Retirement of shares under the 2015 Plan	(322)	—
RSAs granted	(1,010)	—

Balances at October 25, 2019	2,866	6,872	$0.41	8.81	$501

Options vested and exercisable as of October 25, 2019		1,840	$0.30	8.13	$327

Stock options granted during the year ended December 31, 2018 and the period from January 1, 2019 to October 25, 2019 had a weighted-average grant date fair value of $0.24 and $0.29, respectively. The number of shares as of October 25, 2019 totaling 6,872,484 are all expected to vest.

Jask Labs Inc.

Notes to Financial Statements

The following table presents total stock-based compensation expense included in the consolidated statements of operations and comprehensive loss (in thousands):

	Year Ended December 31, 2018	January 1 to October 25, 2019
Cost of revenue	$18	$22
Research and development	179	89
Sales and marketing	157	113
General and administrative	224	240

Total	$578	$464

No income tax benefits have been recognized for stock-based compensation arrangements. As of October 25, 2019, there was approximately $1,182,000 of total unrecognized compensation expense related to unvested employee and non-employee stock options that is expected to be recognized over a weighted-average period of 2.96 years.

Restricted Stock

The cost of restricted stock awards (“RSAs”) are determined using the fair value of the Company’s common stock on the date of grant. In October 2015, the Company granted 12,000,000 shares to the Company’s founder, which vest over four years. At the time of grant, the price of the shares equaled fair value, and as such no stock-based compensation was recorded for these RSAs. During the period from January 1, 2019 to October 25, 2019, an additional 1,010,492 shares were granted to employees with a fair value of $0.48.

A summary of RSA activity for the year ended December 31, 2018 and the period from January 1, 2019 to October 25, 2019 is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
	(in thousands)
Unvested—December 31, 2017	5,750	—
Granted	—	—
Vested	(3,000)	—
Cancelled	—	—

Unvested—December 31, 2018	2,750	—

Granted	1,010	$0.48
Vested	(2,717)	$0.04
Cancelled	—	—

Unvested—October 25, 2019	1,043	$0.26

Warrants

In May 2016, in connection with the Term Loan discussed in Note 4, the Company issued warrants to purchase 90,148 shares of its common stock. In May 2018, in connection with the Supplemental Term Loan

Jask Labs Inc.

Notes to Financial Statements

discussed in Note 4, the Company issued warrants to purchase 54,400 shares of its common stock. In January 2019, in connection with the NGC Term Loan discussed in Note 4, the Company issued warrants to purchase 50,100 shares of its common stock. The common stock warrants are classified as equity and the fair value was recorded to additional paid-in-capital on the Company’s consolidated balance sheets.

The Company estimated the fair value of these warrants is calculated using a Black-Scholes option valuation model, based on the estimated market value of the underlying common stock at the measurement date, the remaining contractual term of the warrant, risk-free interest rates, expected dividends, and expected volatility of the price of the underlying common stock.

The Company utilized the assumptions in the following table to determine the fair value on the date of grant of the warrants issued:

	Year Ended December 31,	January 1 to October 25,
	2018	2019
Expected life (in years)	10.0	10.0
Risk-free interest rate	2.95%	2.72%
Expected volatility	65.1%	60.8%
Expected dividend yield	—	—

9.	401(k) Plan

In August 2019, the Company adopted a 401(k) Plan that qualifies as a deferred salary arrangement under Section 401 of the Internal Revenue Code. Under the 401(k) Plan, participating employees may defer a portion of their pretax earnings, not to exceed the maximum amount allowable. The Company has not made any matching contributions to date.

10.	Income Taxes

The Company’s loss before income taxes consisted of the following:

	Year Ended December 31,	January 1 to October 25,
	2018	2019
	(in thousands)
United States	$(26,309)	(22,557)
International	—	13
Total	$(26,309)	(22,544)

Jask Labs Inc.

Notes to Financial Statements

The Company’s provision for income taxes consisted of the following components:

	Year Ended December 31, 2018	January 1 to October 25, 2019
	(in thousands)
Current
Federal	$—	—
State	1	1
Foreign	—	3

Total current tax expense	1	4
Deferred
Federal	—	—
State	—	—
Foreign	—	—

Total deferred tax expense	—	—

Total tax expense	$1	4

The Company’s significant components of its deferred tax assets and liabilities were as follows:

	Year Ended December 31, 2018	January 1 to October 25, 2019
	(in thousands)
Deferred tax assets:
Accruals and reserves	$63	$61
Deferred revenue	22	329
Net operating loss carryforward	7,086	11,384
Research and development and other credits	126	232
Stock-based compensation	31	70
Fixed assets and intangibles	28	38
Other	2	2

Gross deferred tax assets	7,358	12,116
Valuation allowance	(7,358)	(12,116)

Total deferred tax assets	—	—
Total deferred tax liabilities	—	—

Net deferred tax assets:	$—	$—

A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. Management believes that, based on a number of factors, it is more likely than not that the deferred tax assets will not be fully realized, such that a full valuation allowance has been recorded. The valuation allowance of $7,358,000 and $12,116,000 has been established by the Company at December 31, 2018 and October 25, 2019, respectively.

As of October 25, 2019, the Company had net operating loss carryforwards of approximately $52,600,000 for U.S. federal and $4,787,000 for U.S. state income tax purposes available to offset future taxable income. If unutilized, a portion of the net operating loss carryforwards will begin to expire in 2036. The net change

Jask Labs Inc.

Notes to Financial Statements

in the valuation allowance in the year ended December 31, 2018 was an increase of approximately $5,533,000 due primarily to current year losses. The net change in the valuation allowance in the period from January 1 to October 25, 2019 was an increase of approximately $4,758,000 due primarily to current year losses. The Company also has research tax credit carryovers of approximately $302,000 for U.S. federal and $220,000 for U.S. state income tax purposes. The federal research tax credits expire beginning in 2038 and the state tax credits can be carried over indefinitely.

Internal Revenue Code Section 382 places a limitation (the “Section 382 Limitation”) on the amount of taxable income that can be offset by net operating loss carryforwards after a change in control (generally greater than a 50% change in ownership) of a loss corporation. Generally, after a control change, a loss corporation cannot deduct operating loss carryforwards in excess of the Section 382 Limitation. Due to these “change in ownership” provisions, utilization of the net operating loss and income tax credit carryforwards may be subject to an annual limitation regarding their utilization against taxable income in future periods.

The following table presents a reconciliation from the statutory federal income tax rate to the effective rate:

	Year Ended December 31, 2018	January 1 to October 25, 2019
U.S. federal taxes (benefit) at statutory rate	21.0%	21.0%
Other	(0.6)	(0.7)
Change in valuation allowance	(20.4)	(20.3)

Effective tax rate	0.0%	0.0%

The following shows the changes in the gross amount of unrecognized tax benefits:

	Year Ended December 31, 2018	January 1 to October 25, 2019
	(in thousands)
Beginning Balance	$26	135
Increase in tax positions for prior years	—	—
Decreases in tax positions for prior years	—	—
Increase in tax positions for current year	109	120

Balance at period end	$135	255

The Company recognizes interest accrued related to unrecognized tax benefits and penalties as income tax expense. Related to the unrecognized tax benefits noted above, the Company did not accrue any penalties or interest during the period from January 1 to October 25, 2019. The Company does not expect its unrecognized tax benefit to change materially over the next twelve months.

The Company files income tax returns in the United States federal jurisdiction and California and Texas state jurisdictions. For jurisdictions in which tax filings are made, the Company is generally subject to income tax examinations for all fiscal years since inception.

Jask Labs Inc.

Notes to Financial Statements

11.	Subsequent Events

In October 2019, the Company entered into a merger agreement such that it was acquired by Sumo Logic, a company that provides, on a cloud-native SaaS delivery model, a software platform that enables organizations of all sizes to address the challenges and opportunities presented by digital transformation, modern applications, and cloud computing. The platform enables organizations to automate the collection, ingestion, and analysis of application, infrastructure, security and IoT data to derive actionable insights. The aggregate purchase consideration was $55.1 million, paid in a combination of cash, common stock, and assumed awards at closing.

The Company has evaluated subsequent events through January 10, 2020, the date the consolidated financial statements were available for issuance.

Sumo Logic, Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations

The following unaudited pro forma condensed combined statement of operations is presented to give effect to the acquisition of Jask Labs Inc. (“Jask Labs”) by Sumo Logic, Inc. (“Sumo Logic” or “the Company”) on October 25, 2019 for an aggregate purchase consideration of $55.1 million, of which $11.2 million was paid in cash, $43.3 million was comprised of 3,573,659 shares of common stock, and $0.6 million was comprised of assumed options to purchase 265,075 shares of common stock (the “Acquisition”).

The unaudited pro forma information was prepared based on the historical consolidated financial statements of Sumo Logic and Jask Labs after giving effect to the Acquisition using the acquisition method of accounting, and after applying the assumptions and adjustments described in the accompanying notes. The unaudited pro forma condensed combined statement of operations for the year ended January 31, 2020 is presented as if the Acquisition had occurred on February 1, 2019. The acquisition of Jask Labs has already been reflected in the Company’s historical audited consolidated balance sheet as of January 31, 2020. Therefore, no unaudited pro forma condensed combined balance sheet as of January 31, 2020 has been presented herein.

The Sumo Logic condensed consolidated statement of operations included herein was derived from the Sumo Logic audited financial statements for the year ended January 31, 2020, included elsewhere in this prospectus. The Jask Labs statement of operations included herein was derived by subtracting the historical unaudited financial information for the month ended January 31, 2019 from the audited statement of operations for the period ended October 25, 2019, included elsewhere in this prospectus.

The unaudited pro forma condensed combined statement of operations reflects certain adjustments that are necessary to present fairly the Company’s unaudited pro forma condensed combined statement of operations. The pro forma adjustments give effect to events that are (1) directly attributable to the acquisition, (2) factually supportable and (3) expected to have a continuing impact on the Company and are based on assumptions that management believes are reasonable given the best information currently available. The pro forma information should be read together with (1) the accompanying notes to the unaudited pro forma condensed combined statement of operations, (2) the audited historical financial statements and related notes of Sumo Logic included elsewhere in this prospectus, and (3) the audited historical financial statements and related notes of Jask Labs included elsewhere in this prospectus.

The pro forma information has been prepared for illustrative purposes only and is not intended to represent or be indicative of the consolidated results of operations in future periods or the results that actually would have been achieved had Sumo Logic and Jask Labs been a combined company during the period presented. The pro forma information does not reflect any operating efficiencies, post-acquisition synergies or cost savings that Sumo Logic may achieve with respect to the combined companies.

Sumo Logic, Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the year ended January 31, 2020

(in thousands, except per share data)

	Historical Sumo Logic	Jask Labs February 1, 2019 through October 25, 2019	Pro Forma Adjustments (see Note 3)	Notes	Pro Forma Combined
Revenue	$155,056	$2,398	$(351)	(a)	$157,103
Cost of revenue	44,498	3,782	4,464	(b) (f)	52,744

Gross profit	110,558	(1,384)	(4,815)		104,359

Operating expenses:
Research and development	52,462	5,989	1,620	(f)	60,071
Sales and marketing	107,239	8,268	1,419	(f)	116,926
General and administrative	37,263	3,836	(3,741)	(d) (e) (f)	37,358
Impairment of capitalized internal-use software	6,689	—	—		6,689

Total operating expenses	203,653	18,093	(702)		221,044

Loss from operations	(93,095)	(19,477)	(4,113)		(116,685)
Interest and other income, net	1,982	18	—		2,000
Interest expense	(123)	(265)	183	(c)	(205)

Loss before provision for income taxes	(91,236)	(19,724)	(3,930)		(114,890)
Provision for income taxes	901	1	291	(g) (h)	1,193

Net loss	$(92,137)	$(19,725)	$(4,221)		$(116,083)

Net loss per share, basic and diluted	$(6.18)			(i)	$(6.84)

Weighted-average shares used in calculating net loss per share, basic and diluted	14,907			(i)	16,980

Sumo Logic, Inc.

Notes to Unaudited Pro Forma Condensed Combined Statement of Operations

1.	Basis of Presentation

The unaudited pro forma condensed combined statement of operations for the year ended January 31, 2020 is presented to give effect to the acquisition of Jask Labs by Sumo Logic on October 25, 2019. The aggregate purchase consideration was $55.1 million, of which $11.2 million was paid in cash, $43.3 million was comprised of 3,573,659 shares of common stock, and $0.6 million was comprised of assumed options to purchase 265,075 shares of common stock. The unaudited pro forma combined financial information was prepared in accordance with Article 11 of Regulation S-X.

The unaudited pro forma condensed combined statement of operations reflects certain adjustments that are necessary to present fairly the Company’s unaudited pro forma condensed combined statement of operations. The pro forma adjustments give effect to events that are (1) directly attributable to the acquisition, (2) factually supportable and (3) expected to have a continuing impact on the Company and are based on assumptions that management believes are reasonable given the best information currently available.

Under the acquisition method of accounting, acquisition-related expenses (e.g., advisory, legal, valuation and other professional fees) are not included as consideration transferred but are accounted for as expenses in the periods in which the costs are incurred. These costs are not presented in the unaudited pro forma condensed combined statement of operations because they will not have a continuing impact on the results of the combined company.

In accordance with the acquisition method of accounting for business combinations in accordance with ASC 805, Business Combinations, the assets acquired and the liabilities assumed are recorded at their respective fair values and added to those of the Company. The excess purchase consideration over the fair values of assets acquired and liabilities assumed was recorded as goodwill.

2.	Purchase Price Allocation

The total purchase price of the Acquisition was allocated to the assets acquired and liabilities assumed based on their fair value as of the acquisition date. The excess of the purchase price over the net assets acquired was recorded as goodwill. Goodwill is attributable to the assembled workforce and synergies from the future growth and strategic advantages of the Acquisition. The goodwill recorded is not expected to be deductible for tax purposes.

Sumo Logic, Inc.

Notes to Unaudited Pro Forma Condensed Combined Statement of Operations

The following table summarizes the preliminary purchase price allocation as of the acquisition date (in thousands):

Cash	$782
Restricted cash	300
Accounts receivable	503
Prepaid expenses and other assets	659
Fixed assets	367
Intangible assets	17,500
Goodwill	41,368
Accounts payable	(1,760)
Deferred revenue, current	(2,358)
Accrued and other current liabilities	(1,609)
Deferred revenue, noncurrent	(354)
Other noncurrent liabilities	(291)

Total purchase price	$55,107

3.	Pro Forma Adjustments

The accompanying unaudited pro forma condensed combined statement of operations has been prepared as if the Acquisition was completed on February 1, 2019 and reflects the following pro forma adjustments:

(a)	To record a reduction in revenue of $0.4 million related to the estimated fair value of the acquired deferred revenue.

(b)	To record amortization expense of $4.3 million for the year ended January 31, 2020, associated with the fair value of acquired technology.

The adjustment for the amortization of the intangible assets acquired was calculated using the acquisition-date fair value of the intangible assets acquired amortized on a straight-line basis over the estimated useful life of 3 years, assuming the Acquisition occurred on February 1, 2019. The amortization expense of $4.3 million does not reflect the elimination of historical amortization expense recorded by Jask Labs as it was not material.

(c)	To eliminate $0.2 million of interest expense for the year ended January 31, 2020, associated with the extinguishment of Jask Labs debt in connection with the Acquisition.

(d)

To eliminate $3.4 million in acquisition-related expenses incurred by the Company and Jask Labs for the year ended January 31, 2020 as a result of the Acquisition, primarily consisting of legal and advisory fees.

(e)	To eliminate $0.1 million in expense for Jask Labs equity awards assumed by the Company that accelerated vesting as part of the Acquisition.

Sumo Logic, Inc.

Notes to Unaudited Pro Forma Condensed Combined Statement of Operations

(f)

To record $3.0 million of stock-based compensation expense, related to restricted shares and stock options issued and replaced by the Company to Jask Labs employees, offset by elimination of stock-based compensation expense recorded by Jask Labs as follows (in thousands):

Cost of revenue	$183
Research and development	1,620
Sales and marketing	1,419
General and administrative	(216)

Total stock-based compensation expense	$3,006

(g)	To eliminate the tax benefit of $0.3 million recorded due to the release of the valuation allowance on its net deferred tax assets.

(h)

The combined company has recorded a valuation allowance related to net deferred tax assets. As a result of the operating loss and tax credit carryforwards, the combined company does not expect to incur any material U.S. federal or state tax liabilities. Therefore, the Company does not anticipate a material impact to tax expense or benefit for pro forma purposes.

(i)	To reflect the pro forma net loss per share computation:

Pro forma net loss	$(116,083)

Historical shares used in computing net loss per share—basic and diluted	14,907
Weighted average shares issued	2,073

Pro forma shares in computing net loss per share—basic and diluted	16,980

Pro forma net loss per share—basic and diluted	$(6.84)

Sumo Logic by the numbers*

Scale

$190m+ **

Revenue run rate

Reach

2,100+

Global customers

Growth

35%+ **

Revenue growth

Adoption

125k+

Users

Visibility

120%+

Dollar-based net retention rate***

Potential

$50bn+

TAM (2020 estimate)

Predictable

99%

Subscription

Enterprise

330

Customers with ARR over $100k***

Sumo Logic by the numbers* Scale Reach $190m+** 2,100+ Revenue run rate Global customers Growth Adoption 35%+** 125k+ Revenue growth Users Visibility Potential 120%+ $50bn+ Dollar-based net TAM (2020 estimate) retention rate*** Predictable Enterprise 99% 330 Subscription Customers with ARR over $100k*** * As of Q1 FY21 unless otherwise specified. ** Revenue run rate is 1H FY21 revenue annualized and revenue growth is 1H FY21 revenue growth compared to 1H FY20. GAAP net loss for 1H FY21 was $36M. *** See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional information on how we define annual recurring revenue, or ARR, and dollar-based net retention rate.

Empowering the people who power modern business

sumo logic

Empowering the people who power modern business

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, upon completion of this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee, and the exchange listing fee.

Amount to be Paid
SEC registration fee		$12,980
FINRA filing fee		13,500
Exchange listing fee			*
Printing and engraving expenses			*
Legal fees and expenses			*
Accounting fees and expenses			*
Transfer agent and registrar fees			*
Miscellaneous expenses			*

Total	$		*

*	To be filed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors, and other corporate agents.

We expect to adopt an amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, we expect to adopt amended and restated bylaws, which will become effective immediately prior to the completion of this offering, and which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.

Further, we have entered into or will enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit, or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended and restated bylaws, and the indemnification agreements that we have entered into or will enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement to be filed as Exhibit 1.1 to this registration statement will provide for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

Since February 1, 2017, we have issued the following unregistered securities:

Preferred Stock Issuances

From April 2017 through June 2017, we sold an aggregate of 9,188,612 shares of our Series F redeemable convertible preferred stock to 56 accredited investors at a purchase price of $8.07738 per share, for an aggregate purchase price of $74,219,911. These shares were issued pursuant to an exemption under Section 4(a)(2) of the Securities Act (or Regulation D promulgated thereunder).

In May 2019, we sold an aggregate of 9,986,103 shares of our Series G redeemable convertible preferred stock to 31 accredited investors at a purchase price of $11.0153 per share, for an aggregate purchase price of $109,999,920. These shares were issued pursuant to an exemption under Section 4(a)(2) of the Securities Act (or Regulation D promulgated thereunder).

Warrant Issuances

In June 2017, we issued a warrant to purchase 8,038 shares of our Series F redeemable convertible preferred stock to one accredited investor at an exercise price of $8.07738 per share. These warrants were issued pursuant to an exemption under Section 4(a)(2) of the Securities Act.

In July 2019, we issued a warrant to purchase 10,530 shares of our Series G redeemable convertible preferred stock to the same accredited investor at an exercise price of $11.0153 per share. These warrants were issued pursuant to an exemption under Section 4(a)(2) of the Securities Act.

Option and RSU Issuances

From February 1, 2017 through July 31, 2020, we granted to our directors, officers, employees, consultants, and other service providers options to purchase an aggregate of 25,009,933 shares of our common stock under our equity compensation plans at exercise prices ranging from $1.92 to $12.11683 per share. These shares were issued pursuant to an exemption under Rule 701.

From February 1, 2017 through July 31, 2020, we issued to our directors, officers, employees, consultants and other service providers an aggregate of 5,056,832 shares of our common stock upon the exercise of options under our equity compensation plans at exercise prices ranging from $0.48 to $7.58, for a weighted-average exercise price of $1.72. These shares were issued pursuant to an exemption under Section 4(a)(2) of the Securities Act.

From February 1, 2017 through July 31, 2020, we granted to our directors, officers, employees, consultants and other service providers an aggregate of 2,959,267 RSUs to be settled in shares of our common stock under our equity compensation plans. These shares were issued pursuant to an exemption under Rule 701.

Shares Issued in Connection with Acquisitions

From February 1, 2017 through July 31, 2020, we issued an aggregate of 4,362,041 shares of our common stock in connection with our acquisitions of privately-held companies and as consideration to accredited investors. These shares were issued pursuant to an exemption under Section 4(a)(2) of the Securities Act.

From February 1, 2017 through July 31, 2020, we assumed options to purchase an aggregate of 265,075 shares of our common stock for employees of Jask Labs that became our employees under the equity compensation plans we assumed in connection with our acquisition of Jask Labs. These shares were issued pursuant to an exemption under Rule 701.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. We believe the offers, sales, and issuances of the above securities were exempt from registration under the Securities Act (or Regulation D or Regulation S promulgated thereunder) by virtue of Section 4(a)(2) of the Securities Act because the issuance of securities to the recipients did not involve a public offering, or in reliance on Rule 701 because the transactions were pursuant to compensatory benefit plans or contracts relating to compensation as provided under such rule. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits.

See the Exhibit Index immediately preceding the signature page hereto for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b)	Financial Statement Schedules.

All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

ITEM 17. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)     For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

2.1**

Agreement and Plan of Reorganization by and among the registrant, Lone Star Merger Sub I, Inc., Lone Star Merger Sub II, LLC, Jask Labs Inc., and Shareholder Representative Services LLC, as the representative, dated as of October 20, 2019.

3.1**	Restated Certificate of Incorporation of the registrant, as currently in effect.

3.2**	Form of Amended and Restated Certificate of Incorporation of the registrant, to be in effect upon completion of this offering.

3.3**	Bylaws of the registrant, as amended, as currently in effect.

3.4**	Form of Amended and Restated Bylaws of the registrant, to be in effect upon completion of this offering.

4.1**	Form of common stock certificate of the registrant.

4.2**	Amended and Restated Investors’ Rights Agreement among the registrant and certain holders of its capital stock, dated as of May 1, 2019.

4.3	Warrant to Purchase Stock between the registrant and Silicon Valley Bank, dated as of January 31, 2016.

4.4	Warrant to Purchase Stock between the registrant and Silicon Valley Bank, dated as of June 28, 2017.

4.5	Warrant to Purchase Stock between the registrant and Silicon Valley Bank, dated as of July 30, 2019.

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, P.C.

10.1+**	Form of Indemnification Agreement between the registrant and each of its directors and executive officers.

10.2+**	Sumo Logic, Inc. 2020 Equity Incentive Plan and related form agreements.

10.3+**	Sumo Logic, Inc. 2020 Employee Stock Purchase Plan and related form agreements.

10.4+**	Sumo Logic, Inc. 2010 Stock Plan and related form agreements.

10.5+**	Sumo Logic, Inc. Fiscal 2021 Executive Incentive Compensation Plan.

10.6+**	Form of Change in Control and Severance Agreement between the registrant and each of its executive officers.

10.7+**	Confirmatory Employment Letter between the registrant and Ramin Sayar, dated as of July 9, 2020.

10.8+**	Confirmatory Employment Letter between the registrant and Sydney Carey, dated as of August 6, 2020.

10.9+**	Confirmatory Employment Letter between the registrant and Steven Fitz, dated as of July 10, 2020.

10.10+**	Confirmatory Employment Letter between the registrant and Katherine Haar, dated as of July 10, 2020.

10.11+**	Confirmatory Employment Letter between the registrant and Suku Krishnaraj Chettiar, dated as of July 10, 2020.

10.12+**	Sumo Logic, Inc. Outside Director Compensation Policy.

10.13**	Building Lease Agreement between the registrant and Landlord Brugger Corp., dated as of January 22, 2013, as amended July 10, 2017.

Exhibit Number	Description

10.14**	Loan and Security Agreement between the registrant and Silicon Valley Bank, dated as of January 31, 2016, as amended June 28, 2017, April 22, 2019, June 30, 2019, July 30, 2019, and June 26, 2020.

21.1**	List of subsidiaries of the registrant.

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

23.2	Consent of Armanino LLP, Independent Public Accounting Firm.

23.3*	Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit 5.1).

24.1**	Power of Attorney (included on page II-7 of the original filing of this registration statement on Form S-1).

*	To be filed by amendment.
**	Previously filed.
+	Indicates management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Redwood City, California, on the 31st day of August, 2020.

SUMO LOGIC, INC.

By:	/s/ Ramin Sayar
Ramin Sayar President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Ramin Sayar Ramin Sayar	President, Chief Executive Officer, and Director (Principal Executive Officer)	August 31, 2020

/s/ Sydney Carey Sydney Carey	Chief Financial Officer (Principal Financial Officer)	August 31, 2020

/s/ Jennifer McCord Jennifer McCord	Chief Accounting Officer (Principal Accounting Officer)	August 31, 2020

* Joseph Ansanelli	Director	August 31, 2020

* Christian Beedgen	Director	August 31, 2020

* Sandra E. Bergeron	Director	August 31, 2020

* Randy S. Gottfried	Director	August 31, 2020

* William D. (BJ) Jenkins, Jr.	Director	August 31, 2020

* Charles J. Robel	Director	August 31, 2020

*By:	/s/ Katherine Haar
Katherine Haar Attorney-in-Fact